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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[ ] **Form C: Offering Statement**
[ ] **Form C-U: Progress Update:**
[X] **Form C/A: Amendment to Offering Statement:** Extension of bonus units offering on pp. 4 and 42
[ ] **Check box if Amendment is material and investors must reconfirm within five business days.**
[ ] **Form C-AR: Annual Report**
[ ] **Form C-AR/A: Amendment to Annual Report**
[ ] **Form C-TR: Termination of Reporting**

Name of issuer: Skybound Holdings LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: December 14, 2016

Physical address of issuer: 9570 West Pico Boulevard, Los Angeles, California 90035

Website of issuer: https://www.skybound.com/

Is there a Co-Issuer:

EDGAR Filer? Yes

CIK of Co-Issuer:

Name of Co-Issuer: Skybound Holdings CF Investors SPV 2, LLC

Legal status of co-issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: April 21, 2026

Physical address of co-issuer: 9570 West Pico Boulevard, Los Angeles, California 90035

Website of co-issuer: https://www.skybound.com/

Name of intermediary through which the offering will be conducted: DealMaker Securities LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
We will pay DealMaker Securities a total of 8.5% of gross proceeds raised in this offering. We will also pay an Activation/Setup Fee of $20,000 and monthly fee of $15,000.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to
acquire such an interest:

No

Type of security offered: Common Units of limited liability company membership interests

Target number of securities to be offered: 773

Price (or method for determining price): $12.50 per unit

Target offering amount: 10,000.68

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the issuer's discretion.

Maximum offering amount (if different from target offering amount): 5,000,000

Deadline to reach the target offering amount: December 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 141 full-time and 4 part-time

Total Assets:	Most recent fiscal year-end:	143,809,000.00	Prior fiscal year-end:	124,904,000.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	23,079,000.00	Prior fiscal year-end:	17,098,000.00
Accounts Receivable:	Most recent fiscal year-end:	5,607,000.00	Prior fiscal year-end:	7,123,000.00
Short-term Debt:	Most recent fiscal year-end:	68,240,000.00	Prior fiscal year-end:	39,790,000.00
Long-term Debt:	Most recent fiscal year-end:	10,450,000.00	Prior fiscal year-end:	10,136,000.00
Revenues/Sales:	Most recent fiscal year-end:	111,832,000.00	Prior fiscal year-end:	100,880,000.00
Cost of Goods Sold:	Most recent fiscal year-end:	62,237,000.00	Prior fiscal year-end:	65,815,000.00
Taxes Paid:	Most recent fiscal year-end:	(8,756,000.00)	Prior fiscal year-end:	2,205,000.00
Net Income:	Most recent fiscal year-end:	(20,122,000.00)	Prior fiscal year-end:	(28,009,000.00)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**

X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Skybound Holdings LLC
(Issuer)

/s/ David Alpert
(Signature)

Chief Executive Officer (Principal Executive Officer)
(Title)

/s/ Gregory Sulak
(Signature)

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Alpert
(Signature)

Chief Executive Officer, Secretary and Manager
(Title)

October 16, 2026
(Date)

/s/ Robert Kirkman
(Signature)

Co-Chairman, Chief Creative Officer and Manager
(Title)

October 16, 2026
(Date)

/s/ Jon Goldman
(Signature)

Co-Chairman and Manager
(Title)

October 16, 2026
(Date)

/s/ Carmen Carpenter
(Signature)

Manager
(Title)

October 16, 2026
(Date)

OFFERING STATEMENT

OF

SKYBOUND HOLDINGS LLC

Offering a

Minimum of 773 Common Units at $12.50 per Unit ($10,000.68)

and up to a

Maximum of 399,960 Common Units at $12.50 per Unit ($5,000,000.00)

This is an offering of equity securities by Skybound Holdings LLC, through Skybound Holdings CF Investors SPV 2, LLC, its crowdfunding vehicle as that term is defined in Rule 3a-9 of the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act, and we refer to these two entities together as we, us, our, and similar terms. If you participate in this offering, you will receive the Common Units, which we refer to as the Units, of the Crowdfunding Vehicle and not the Common Units of Skybound Holdings LLC, which we refer to as the Operating Company, provided, that the Units of the Crowdfunding Vehicle and the Units of the Operating Company are identical, such that ownership of the former provides you with the same opportunity to participate in our business and the management thereof, as if you had invested in the operating company directly. See "*Explanatory Note Regarding the Co-Issuers*" and "*Risk Factors – Risks Related to this Offering and Ownership of Our Units - This is a Co-Issuer offering pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended*" for more information.

We are offering a minimum of 773 Units for gross proceeds of $10,000.68 (the "Minimum Offering Amount") and a maximum of 399,960 Units for gross proceeds of $5,000,000 (the "Maximum Offering Amount"), which we refer to as the Offering, pursuant to this Offering Statement on Form C dated as of the date first listed above, which we refer to as the Offering Statement, in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), Regulation Crowdfunding promulgated thereunder, and Rule 3a-9 under the Investment Company Act of 1940, as amended. The minimum investment amount is $1,000 (excluding a 3.5% investor processing fee which investors will pay as a result of their investment in this offering). We may conduct one or more closings of this Offering at any time after we have received subscriptions for the Minimum Offering Amount, and this Offering will terminate on the earlier of (i) the date on which we have sold the Maximum Offering Amount, (ii) December 31, 2026, or (iii) such earlier date as we may determine in our sole discretion. If we do not receive subscriptions for the Minimum Offering Amount by December 31, 2026 (the "Offering Deadline"), we will terminate this Offering and return all funds held in escrow to investors, without deduction and without interest. The Company will accept over subscriptions in a manner determined by our management.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Units at any time and for any reason, provided that we cannot rescind or cancel the sale of any Units for which a closing has occurred. The rights and obligations of any investors are captured by processing a subscription, and investors must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Minimum Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Company has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Units.

We are conducting this offering through our offering page available at www.invest.skybound.com, referred to as the Platform. The following table and accompanying footnotes summarize the economics of this offering:

	Price	DealMaker Platform Fees (1)	Proceeds to the Company (2)
Per Unit	$12.50	$1.0625	$11.4375
Investor Processing Fee (3)	$0.4375	$0.0153	$0.4222
Minimum Offering Amount	$10,000.6875	$850.0584	$9,150.6290
Maximum Offering Amount	$5,000,000.00	$425,000.00	$4,575,000.00

(1) As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $20,000 advance setup fee and $12,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates. See "*Use Of Proceeds*" for more information.

(2) We are offering the Units on a "best efforts" basis. No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by us through the intermediary's platform, in compliance with applicable securities laws, until the minimum Offering amount is reached. The subscription amount for the Units may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and held in the escrow account until the satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the minimum offering amount being received in the escrow account from qualified investors.

(3) Investors will be required to pay an Investor Processing Fee of 3.5% to the Company at the time of the subscription to help offset transaction costs. The Intermediary will receive a cash commission on this fee.

The total number of Units issued may be more than the maximum amount of Units for sale in this offering due to our bonus incentive structure. However, under no circumstances shall the dollar amount raised in this offering exceed $5,000,000 within any 12-month period on a rolling basis. See "*Terms of the Offering – Bonus Units*" on page 41 for more information.

Our securities have not been recommended or approved by the SEC or any state securities commission or regulatory authority, and no such regulatory authority or commission has passed upon the accuracy or adequacy of this Offering Statement and the information presented herein. As such, you must rely on your own examination and analysis of the Offering terms and the disclosure within this Offering Statement regarding our business, financial condition, and results of operations, before deciding to purchase our securities. In doing so, you should assume that the information provided herein is accurate only as of the date of this Offering Statement, regardless of the time of delivery hereof, because our business, financial condition, results of operations, and prospects may have changed since that date. Further, you should note that statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should also note that there are risks associated with our business, including the risks resulting from the fact that there is no readily available market for the resale of our Units. See "Risk Factors" beginning on page 5 for more information.

We will file with the SEC and post on our website, www.skybound.com/investor-relations, an annual report on Form C-AR no later than 120 days after the end of each fiscal year covered by the report. You should note that we may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding if we become required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or have filed at least one annual report on Form C-AR while having fewer than 300 holders of record of the Units being offered in this offering, or have filed an annual report on Form C-AR for the three most recently completed years and having assets equal to or less than $10,000,000, or our repurchase of all of the Units sold in this offering, or the sale of all the Units being sold in this offering to another party, or our liquidation or dissolution. You should also note that we reserve the right to modify any of the terms of this offering and the Units at any time before this offering closes.

We have not authorized any person to provide you with any information concerning this offering or our business, financial condition, or results of operations, or to make any representation not contained in this Offering Statement. To invest in our Units, you will be required to register for an investor account with the Platform, make representations regarding your investment eligibility and complete a questionnaire to demonstrate your understanding of the risks involved in investing in the Units, and execute the subscription agreement, a form of which is attached to this Offering Statement as an exhibit.

By filing this Offering Statement with the SEC, we are certifying as of the date first listed above, that we are organized under the laws of Delaware, one of the United States, not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended, not ineligible to rely on Rule 4(a)(6) of the Securities Act, as amended, and Regulation Crowdfunding, or have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement, or for such shorter period that the issuer was required to file such reports, and are not a development stage company that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. We also certify that neither we nor any of our predecessors, if any, have failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

This Offering is being conducted through the registered crowdfunding portal operated by our intermediary:

dealmaker Securities

DealMaker Securities, LLC

The date of this Offering Statement is October 16, 2026

TABLE OF CONTENTS

TABLE OF EXHIBITS

EXPLANATORY NOTE REGARDING THE CO-ISSUERS

We are conducting this offering in reliance on Rule 3a-9 which is an exemption from the Investment Company Act's requirement for an entity to register as an "investment company", as that term is defined thereunder, for a type of special purpose vehicle that:

- is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Common Units issued by the Operating Company and raising capital in one or more offerings made in compliance with Regulation Crowdfunding;
- does not borrow money and uses the proceeds from the sale of its Units in this offering solely to purchase the Common Units of the Operating Company;
- issues only one class of securities, the Units, in one or more offerings under Regulation Crowdfunding in which the Crowdfunding Vehicle and Operating Company are deemed to be co-issuers under the Securities Act;
- receives a written undertaking from the Operating Company to fund or reimburse the expenses associated with its formation, operation, or winding up, receives no other compensation, and any compensation paid to any person operating the Crowdfunding Vehicle is paid solely by the Operating Company;
- maintains the same fiscal year-end as the Operating Company;
- maintains a one-to-one relationship between the number, denomination, type and rights associated with the Units of the Operating Company it owns and the number, denomination, type and rights of its Units outstanding;
- seeks instructions from you and the other Members with regard to the voting of the Operating Company's Common Units it holds, and votes the Operating Company's Common Units only in accordance with such instructions, subject to our operating agreement, and participating in tender or exchange offers or similar transactions conducted by the Operating Company and participates in such transactions only in accordance with such instructions;
- receives from the Operating Company all disclosures and other information required under Regulation Crowdfunding and the Crowdfunding Vehicle promptly provides such disclosures and other information to its Members and to the relevant intermediary and to the SEC, if necessary; and
- provides to each investor the right to direct the Crowdfunding Vehicle to assert the rights under state and federal law that the investor would have if he or she had invested directly in the Operating Company's Common Units directly and provides to each investor any information that it receives from the Operating Company as a Member of record thereof.

In light of the foregoing information regarding Rule 3a-9, we refer to Skybound Holdings LLC as the Operating Company, and Skybound Holdings CF Investors SPV 2, LLC as the Crowdfunding Vehicle, and to the Operating Company and the Crowdfunding Vehicle together as we, us, our, our company, the Company, the Co-Issuers, and similar terms throughout this offering as if they were one and the same, unless stated otherwise or as dictated by context. We will include disclosure regarding both the Operating Company and the Crowdfunding Vehicle when there is a material difference in the disclosure obligations for each under Regulation Crowdfunding. Additionally, for the avoidance of doubt, no one will receive compensation for the management of the Crowdfunding Vehicle and if they do, such compensation will be the obligation of and paid by the Operating Company pursuant to our operating agreements. See "*Risk Factors – Risks Related to this Offering and Ownership of Our Units - This is a Co-Issuer offering pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended*" for more information.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Statement contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. Specifically, all statements other than statements of historical facts are forward-looking statements. These forward-looking statements are contained principally in, but not limited to, the sections titled "*Offering Summary*", "*Risk Factors*," "*Management's Discussion and Analysis of Our Financial Condition*" and "*Our Business*", and relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our goals and strategies, our future business development, financial condition and results of operations, our ability to secure additional funding necessary for the expansion of our business, the growth of and competition trends in our industry, our expectations regarding the popularity, demand for, and market acceptance of, our products and of our services, our ability to maintain strong relationships with our customers, clients and service suppliers, our ability and third parties' abilities to protect intellectual property rights, if any, our expectation regarding the use of proceeds from this offering, fluctuations in general economic and business conditions in the markets in which we operate, and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may", "could", "will", "should", "would", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "project", or "continue" or the negative of these terms or other comparable terminology. You should note that these statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "*Risk Factors*" and elsewhere in this Offering Statement. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. None of the forward-looking statements contained herein is a guarantee of future performance.

In addition, statements that "we believe" and similar phrases reflect our beliefs and opinions on the relevant subject. Such statements are based upon information available to us as of the date of this Offering Statement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Offering Statement and the documents that we reference herein and have filed as exhibits hereto with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect and have stated in this Offering Statement. As such, we qualify all of our forward-looking statements by these cautionary statements.

The following is a summary of the Offering and certain material terms of the Subscription Agreement and Units. It does not purport to be complete. As such, this summary is qualified in its entirety by reference to the full text of the Offering Statement, our operating agreement, and the Subscription Agreement which you are required to sign as a condition of your investment in the Units. You should carefully review each of the aforementioned documents, in addition to our financial statements and any other exhibits listed on the Table of Exhibits to this Offering Statement, in their entirety before making a decision to purchase our Units in this offering. In the event of any inconsistency between these terms and a provision in the Operating Agreement, such documents will govern.

OFFERING SUMMARY

The Company:	Skybound Holdings LLC, a limited liability company formed under the laws of the State of Delaware upon the filing of its certificate of formation on December 14, 2016, originally under the name Mr. Mango LLC. On December 1, 2022, we changed our name to Skybound Holdings LLC. Throughout this Offering Statement, we refer to Skybound Holdings LLC as the Operating Company, and Skybound Holdings CF Investors SPV 2, LLC as the Crowdfunding Vehicle, and to the Operating Company and the Crowdfunding Vehicle together as we, us, our, our company, the Company, the Co-Issuers, and similar terms throughout this offering as if they were one and the same, unless stated otherwise or as dictated by context. See "*Explanatory Note Regarding Rule 3a-9*" for more information.
Our Business:	Skybound Holdings LLC is a multi-platform entertainment company operating in the entertainment, media, and gaming industry. We own, develop, produce, and monetize intellectual property across platforms, primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming, and music publishing. We are home to critically acclaimed global franchises, including *The Walking Dead*, *Invincible*, *Stillwater*, and *Impact Winter*.
Minimum and Maximum Offering Amounts:	This is an offering of a minimum of 773 Units, or $10,000.68, and a maximum of 399,960 Units, or $5,000,000.00. You should note that affiliates of our company, including officers, directors, and existing Members, may invest in this offering, and that we will accept over subscriptions in a manner determined by our management. The price you will pay for your Units has been decided arbitrarily by our management and is not based on any valuation from a third-party or investment bank. We are offering the Units in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof, under Regulation Crowdfunding. You should also note that we may issue more Units than the maximum offering amount set forth above because of the bonus Units described below and elsewhere in this Offering Statement. However, under no circumstances shall the dollar amount raised in this offering exceed $5,000,000 in any 12-month period.
Pre-Money Valuation:	The price of the Units in this Offering is based on a pre-money valuation of $700,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation. Investors should note that this valuation has been determined by management and has not been independently verified or appraised by any third party.
Investment Limitations	The following limitations will apply to your investment in this offering if you are not an accredited investor as that term is defined under Rule 501 of Regulation D, promulgated under the Securities Act: • If your annual income or net worth, or revenue or net assets for a non-natural person, is less than $124,000, then you can invest up to $2,500, or five percent of your annual net worth or income, whichever is greater; or

- If your annual income or net worth, or revenue or net assets for a non-natural person, is more than $124,000, you can invest up to ten percent of your annual income or net worth up to $124,000.

Notwithstanding the foregoing, the aggregate amount of all Units sold in this offering during the 12-month period preceding the date of any such offer or sale, including the Units being offered hereby, will not exceed $5,000,000.

Risk Factors: Investing in our Common Units involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment in our Common Units. As such, you should carefully consider the information set forth in the "*Risk Factors*" section.

Subscription Process: The investment funds you advance as part of the subscription process will be held in a non-interest-bearing escrow account with our Escrow Agent until, if, and when we perform the initial closing of this offering and each closing thereafter.

Upon receipt of instructions from the Company and the Intermediary, the Offering will close, your investment funds will be accepted (either in whole or part), then the Escrow Agent will disburse your subscription proceeds to our account, net of any Offering fees and expenses. We will issue your Units concurrently or shortly after we close on your investment funds. If the Offering is terminated without a closing, or if we do not accept your investment or otherwise, all escrowed funds will be returned promptly without interest. We will bear the costs and expenses associated with a termination of this offering. You should note that all fees paid to the Escrow Agent are categorized as Offering expenses.

Bonus Units: This Offering involves a bonus Unit structure based on (i) the timing of an investment relative to the Offering Commencement Date (as defined below) and (ii) whether the investor is an Existing Investor. For purposes of this Offering, an "Existing Investor" means any investor who, as of immediately prior to the time of the Offering Commencement Date, holds Units of (a) the Crowdfunding Vehicle; (b) Skybound Holdings CF Investors SPV, LLC, the special purpose crowdfunding vehicle through which the Operating Company previously conducted an offering pursuant to Regulation Crowdfunding; or (c) in the Company directly. Bonus Units will be distributed to investors based on the following tiers:

<u>Tier 1</u> Existing Investors who purchase Units during the period commencing on the filing date of this Offering Statement ("Offering Commencement Date") and ending on July 9, 2026 at 11:59 PM Pacific Time shall receive bonus Units equal to 15% of the Units purchased. All other investors who purchase Units during such period shall receive bonus Units equal to 10% of the Units purchased.

<u>Tier 2</u> Existing Investors who purchase Units during the period commencing on July 10, 2026 and ending on August 8, 2026 at 11:59 PM Pacific Time shall receive bonus Units equal to 10% of the Units purchased. All other investors who purchase Units during such period shall receive bonus Units equal to 5% of the Units purchased.

<u>Tier 3</u> All investors who purchase Units during the period commencing on August 9, 2026 and ending on the date that this Offering terminates shall receive bonus Units equal to 5% of the Units purchased.

For the avoidance of doubt, the applicable bonus percentage shall be determined based on the date on which the investor's subscription is accepted by the Company.

For example, if an Existing Investor purchases 1,000 Units on June 1, 2026, such investor will receive 150 bonus Units (15% of 1,000 Units). If a non-Existing Investor purchases 1,000 Units on the same date, such investor will receive 100 bonus Units (10% of 1,000 Units). If an Existing Investor purchases 1,000 Units on July 28, 2026, such investor will receive 100 bonus Units (10% of 1,000

	Units). If a non-Existing Investor purchases 1,000 Units on the same date, such investor will receive 50 bonus Units (5% of 1,000 Units). **No fractional bonus Units will be issued and, accordingly, bonus Units will be rounded down to the nearest whole bonus Unit.** For each bonus Unit of the Crowdfunding Vehicle issued to the investors in this Offering, the Operating Company will issue an identical amount of Units to the Crowdfunding Vehicle.
Transfer Restrictions:	The Units issued in this Offering are subject to various restrictions on transferability. See "*Description of our Units*" for more information.
Voting Rights:	The Securities represent interests in the Crowdfunding Vehicle rather than direct interests in the Operating Company, and any associated voting or consent rights may be exercised indirectly through the Crowdfunding Vehicle and its manager. See "*Description of our Units*" for more information.
Distribution Rights:	Investors will not be entitled to receive any distributions unless the Company elects to pay distributions to holders of Common Interests. See "*Description of our Units*" for more information.
Anti-Dilution Rights:	The Units do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Escrow Agent:	Enterprise Bank & Trust, a Missouri chartered trust company.
Transfer Agent:	We have appointed Colonial Stock Transfer Company, Inc., telephone (801) 355-5740, as the transfer agent for our Units.

An investment in our Units in this offering, and in Regulation Crowdfunding offerings in general, involves a high degree of risk, and you should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, you must rely on their own examination of our business and the terms of this offering, including the merits and risks involved. The Units we are offering in this offering have not been recommended or approved by any federal or state securities commission or regulatory authority, and none of these authorities have or will pass upon the accuracy or adequacy of this Offering Statement or our Form C. Additionally, we are offering Units under an exemption from registration; however, the SEC has not made an independent determination that the Units are exempt from registration. We have listed below, not necessarily in order of importance or probability of occurrence, what we believe to be the significant risk factors applicable to us. However, the below risks do not constitute all the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some of our statements herein, including statements concerning the following risk factors, constitute forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" for more information.

RISK FACTORS

Risks Related to Our Business and Industry

The amount of capital we are attempting to raise in this Offering may not be enough to sustain our current business plan.

In order to achieve our near and long-term goals, we may need to procure funds in addition to the amount raised in the Offering. There is no guarantee we will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an expanding company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

Our future profits are influenced by many factors, including economics, technological advancements, world events, and changing customer preferences. We believe that the markets for our products and services will continue to grow and that we will be successful in marketing our products and services in these markets. If our expectations as to the size of these markets and our ability to sell our products and services in this market are not correct, our revenue may not materialize, and our business will be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

We rely on certain intellectual property rights to operate our business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We depend on the experience and skill of our executive officers and key employees to maintain our competitive position.

Our ability to maintain our competitive position depends, to a large degree, on the services of our management team and managers. The loss or diminution in the services of members of our management team or an inability to attract, retain and maintain additional management personnel could have a material adverse effect on our financial performance. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect our ability to retain our existing management and attract additional qualified management personnel, which could have a significant adverse impact on our financial performance.

Although dependent on certain key personnel, we do not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect us and our operations. We have no way to guarantee key personnel will stay with us, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

We may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, we are currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect our status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of our financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost of such compliance to us could be substantial and could have a material adverse effect on our results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may be unable to maintain brand awareness to the extent necessary to continue being profitable.

We believe developing and maintaining awareness of and consumer engagement with our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers and maintaining old customers. Successful promotion of our brand largely depends on the effectiveness of our marketing efforts and on our ability to provide attractive products at competitive prices. Our efforts to build our brand will involve significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If our efforts to promote and maintain our brand are not successful, we may fail to attract enough new customers and maintain old customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

We operate within a speculative industry.

Certain segments of the entertainment, media and communications industry are highly speculative and have historically involved a substantial degree of risk. For example, if a property is optioned by a studio, the option may not become exercised, or if exercised, a film may still not be made, or even if a film is made, the success of a particular film, video game, program or recreational attraction depends upon unpredictable and changing factors. Such factors include, among other things, the success of promotional efforts, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public acceptance and other tangible and intangible factors, many of which are beyond our control. Investors should consider the speculative nature of the industry in which we operate in prior to making an investment.

The Company's content may fail to achieve economic success.

We cannot guarantee the economic success of any of our products because such success depends on a variety of factors, none of which are entirely within our control. Such factors include, among other things, the public's acceptance of the product, critical reviews, competing products on the market, the availability of distribution channels for our products, general economic conditions, and other tangible and intangible factors. If our products fail to achieve economic success, our financial performance will be negatively impacted, and so would the potential value of the Securities.

The distribution of our film and video games could be affected by rating restrictions that may limit their marketability and accessibility to wider audiences, thus potentially reducing our revenue.

Some of our films and video games contain mature content and themes and may be subject to ratings restrictions and censorship. Such restrictions and censorship could limit our ability to commercialize our films and video games. We cannot predict how the Motion Picture Association ("MPA") or the Entertainment Software Rating Board ("ESRB") will rate our films and video games, respectively. Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon our products ultimately receiving a rating classification from MPA or ESRB no more restrictive than PG or E/E10+/T. Certain distributors may only offer marketing and advertising support for films and video games with certain classifications. If, for any reason, our films and video games do not receive ratings acceptable to such distributors, we may have fewer distribution venues available to us, and thus a smaller audience for our film and video games. Such an occurrence will reduce our revenues and overall profitability.

Additionally, censors in certain foreign jurisdictions might find elements of our films or video games to be objectionable. We may have to make revisions before exhibiting our films or offering our video games in such jurisdictions before their launch, which may further add to our expenses. Further, our films or video games may still be denied regardless of any revisions we make. Such occurrences will reduce our international revenues and overall profitability.

We rely on key talent in the entertainment industry, such as writers, actors and performers, for the success of our products.

The Company's film and television products feature creative input from writers and performances from entertainers. If such talent fails to fulfill their duties, we may bear additional costs to remedy such failures. Our loss of or inability to retain talent presents the risk of monetary loss for us. Additionally, there is no guarantee that performers will not engage in risky or uncomplimentary behaviors that damage our reputation. Such reputational harm may negatively affect our financial performance.

The Company's financial success depends upon consumer reception of its products, which is difficult to predict.

The production and distribution of comic books, online publishing, television programs, motion pictures and other entertainment content are inherently risky businesses because the revenues we derive and our ability to distribute and license rights to our content depend primarily upon its acceptance by the public. Consumer reception of our products is difficult to predict. Audience tastes change frequently, and it is a challenge to anticipate what content will be successful at a certain point in time. In addition, the commercial success of our content also depends upon the quality and acceptance of competing programs, motion pictures and other content available or released into the marketplace at or near the same time. Other factors, including the availability of alternative forms of entertainment and leisure time activities, general economic conditions, piracy, digital and on-demand distribution and growing competition for consumer discretionary spending may also affect the audience for our content. Furthermore, the theatrical success of a film may impact not only the theatrical revenues we receive but also those from other distribution channels, such as from online streaming and video-on-demand and DVD sales. A poor theatrical performance may also impact our negotiating strength with distributors and retailers, resulting in less desirable product promotion. Ultimately, reduced public acceptance of our entertainment content can affect all of our revenue streams and may adversely impact our results of operations.

Our intellectual property rights could be unenforceable or ineffective, and we could also be subject to claims for intellectual property infringement.

One of our most valuable assets is our intellectual property. Companies, organizations, or individuals, including competitors, may hold or obtain copyright, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market all or portions of our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained copyrights or trademarks that relate to intellectual property that competes with our intellectual property, thereby requiring us to develop or obtain alternative products, or obtain appropriate licenses for such products, which may not be available on acceptable terms or at all. Such a circumstance may result in our having to significantly increase development efforts and resources to redesign some of our products in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of copyrights or trademarks regarding their proprietary rights. Companies holding copyrights or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to enter into licensing arrangements. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease offering our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our products. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, and time-consuming; and could distract management's attention from our core operations.

The increasing use of artificial intelligence technologies in the creation, production, and distribution of entertainment content presents risks to our business, including risks relating to intellectual property, regulatory compliance, and competitive dynamics.

Rapid advances in artificial intelligence ("AI") and generative AI technologies are transforming the entertainment, media, and publishing industries in ways that are difficult to predict. These developments present risks to our business on multiple fronts. AI-generated content may increasingly compete with our intellectual property by enabling third parties to create content that resembles or is inspired by elements associated with our franchises without licensing

them, and the legal protections available to us in such circumstances remain uncertain. In addition, to the extent we or our partners incorporate AI tools into content creation or production workflows, we may face claims relating to the datasets used to train AI models, the ownership or copyrightability of AI-generated outputs, or the infringement of third-party intellectual property rights.

Regulatory and contractual requirements governing the use of AI technologies are also evolving rapidly. These developments may include disclosure obligations, restrictions on AI-generated creative works, and labor-related obligations arising under collective bargaining agreements with organizations such as the Writers Guild of America, SAG-AFTRA, and the Directors Guild of America. Compliance with such requirements may increase our costs, limit our operational flexibility, or restrict our ability to deploy AI tools effectively. Any of these developments could adversely affect our competitive position, expose us to litigation or regulatory liability, and materially adversely affect our business, financial condition, and results of operations.

There is a risk that our compliance with personal information and data privacy laws in the United States and internationally may be inadequate or non-compliant.

We maintain personal information and data regarding our employees and parties we engage in the course of our business operations. We employ measures to ensure that we comply with the personal and data privacy laws in the U.S. regarding the collection, storage, transfer, and use of personal information and data. For instance, we engage outside counsel to ensure such compliance. However, there is no guarantee that our measures will be adequate or fully compliant. Investors should be aware of the risk of our non-compliance, which may lead to financial losses for us.

We are a limited liability company that has elected to be taxed as a c-corporation.

We have filed Form 8832 and elected to be taxed as a c-corporation and have not elected to be taxed as a partnership. We may be found liable for defects in its Form 8832 or election as a c-corporation. We have not undertaken any steps to alter its taxation treatment as a c-corporation and may not elect to change its status for tax purposes as a c-corporation in the future and remain subject to the corresponding tax treatment.

Our election to be taxed as a corporation may adversely affect investor returns, and we do not expect to make tax distributions to investors. Because we are taxed as a corporation for U.S. federal income tax purposes, we are subject to entity-level taxation, which may reduce cash available for operations and distributions. Any future distributions to investors will be made solely at the discretion of management and may be limited by our financial condition, operating requirements, applicable law and other considerations. We do not currently intend to make regular cash distributions or tax distributions, and investors should be prepared to bear the economic risk of holding their investment for an indefinite period without receiving distributions.

We may enter into redemption transactions with certain of our Members in connection with this Offering and future equity financing transactions.

In connection with our equity financing transactions from time to time, our beneficial owners of 20 percent or more of our outstanding voting equity securities, calculated on the basis of voting power, may each enter into various redemption agreements with us pursuant to which we redeem an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

Conflicts of interest may arise between the interests of investors and the interests of our management and our subsidiaries.

We operate through a complex structure of directly and indirectly owned subsidiaries, joint ventures, and affiliated entities engaged in various aspects of the entertainment business, including production, publishing, music, interactive entertainment, and international distribution. Our management team, which includes individuals who may serve in dual capacities across us and our subsidiaries, may face conflicts of interest in allocating resources, business opportunities, and capital among us and our various subsidiaries and joint ventures. In addition, certain subsidiaries are structured as majority-owned joint ventures, meaning that third-party co-venturers may have interests that diverge from those of us and our investors. Management's decisions regarding the allocation of Offering proceeds, the prioritization of projects across subsidiaries, and the terms of intercompany transactions may not always align with the interests of Investors in this Offering. Investors should be aware that they will have limited ability to influence or oversee these decisions, and any conflicts of interest that arise could have a material adverse effect on the value of the Securities.

Our business may be adversely affected by delays in the development and production of our content and products.

The development and production of entertainment content, including comic books, television series, films, video games, and other media, is a complex and time-intensive process that is subject to numerous uncertainties and potential delays. Production timelines may be affected by factors such as creative challenges, script revisions, talent availability, labor disputes (including work stoppages by guilds such as the Writers Guild of America, SAG-AFTRA, and the Directors Guild of America), supply chain disruptions, technological difficulties, regulatory approvals, and unforeseen events such as natural disasters or public health emergencies. Delays in the release of key products, including anticipated titles such as the Invincible VS video game or new seasons of animated or live-action programming, could result in increased costs, missed market windows, and reduced revenues. In the entertainment industry, the timing of a product's release can significantly impact its commercial success, and any material delays could have a negative effect on our financial condition, results of operations, and the potential value of the Securities.

We rely on third parties for key aspects of our business, and delays or failures by such third parties could adversely affect our operations and financial performance.

We depend on a variety of third-party partners, licensees, distributors, publishers, service providers, and co-venturers to develop, produce, distribute, and monetize our content and products. These relationships are subject to risks including the failure of such third parties to perform their contractual obligations, delays in delivery or distribution, financial difficulties or insolvency of third-party partners, disputes over royalties or licensing terms, and the inability of third parties to meet quality standards or regulatory requirements. We have experienced instances in which third-party publishers have failed to remit royalty payments, and third-party licensees have failed to complete development of licensed products. In addition, our use of third-party subcontractors for animation and production services exposes us to risks related to the subcontractor's compliance with applicable laws and regulations, including sanctions and export control laws. Any failure, delay, or non-compliance by a third party upon which we rely could result in increased costs, loss of revenue, reputational harm, legal liability, and a material adverse effect on our business, financial condition, and results of operations.

Our international licensing arrangements subject us to additional risks that could adversely affect our ability to enforce our rights, collect royalties, and maintain control over the exploitation of our intellectual property outside the United States.

We license our intellectual property to third parties in numerous international jurisdictions for use in television, film, publishing, merchandise, and interactive products. These arrangements expose us to risks that differ from those associated with our domestic operations. Foreign licensees may fail to comply with contractual obligations, including quality control standards, reporting obligations, exclusivity provisions, and royalty payment requirements. In addition, enforcement of our contractual and intellectual property rights may be limited by local laws, the cost and complexity of cross-border proceedings, or the financial condition of our counterparties.

Certain jurisdictions may provide less robust intellectual property protections than those available in the United States, which could make unauthorized use, copying, or distribution of our content more difficult to prevent or remedy. Royalties generated under international licensing arrangements may also be subject to withholding taxes, currency controls, limitations on the repatriation of funds, or political and economic instability. The termination, expiration, or non-renewal of significant international licensing arrangements, whether due to disputes, regulatory developments, or a licensee's financial distress, could adversely affect our international distribution capabilities and materially reduce licensing and royalty revenues. Any of these factors could materially adversely affect our business, financial condition, and results of operations.

We do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our equity interests and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends will be at the sole discretion of our management and will depend on our financial condition, results of operations, capital requirements, contractual restrictions, and such other factors as management deems relevant. Investors in this Offering should not expect to receive dividend income from their investment, and any return on investment may be limited to the appreciation in value of the Securities, if any, which is not guaranteed.

We are subject to a variety of laws and regulations relating to media and entertainment in the United States and the European Union, and changes in or non-compliance with such laws could adversely affect our business.

Our business is subject to a broad range of laws and regulations in the United States and internationally, including in the European Union and the United Kingdom, where we operate, distribute content, engage personnel, license intellectual property, and conduct production-related activities. These include laws governing intellectual property ownership and enforcement, content distribution and classification, advertising and consumer protection, privacy and data security (including the General Data Protection Regulation in the EU), labor and employment (including collective bargaining obligations with the Writers Guild of America, SAG-AFTRA, and the Directors Guild of America), taxation, trade controls, economic sanctions, anti-corruption, and anti-money laundering. In addition, our digital and interactive businesses are subject to evolving privacy, data protection, and cybersecurity requirements in Europe and the United Kingdom. Changes in applicable laws, regulations, or their interpretation, or the adoption of new laws or regulations, could increase our compliance costs, restrict our ability to distribute or monetize our content, or expose us to liability, fines, penalties, or litigation. Any failure to comply with applicable legal and regulatory requirements could result in investigations, enforcement actions, reputational harm, loss of rights, or other material adverse effects on our business, financial condition, and results of operations.

Risks Related to Government Regulation

We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

We will be subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies, and contractual obligations that apply to the collection, transmission, storage, processing, and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection and the use of the Internet as a commercial medium are rapidly evolving, extensive, and complex and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services, and networks sensitive data, including our proprietary business information and that of our customers, suppliers, and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information, and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals and, at times, regulators, credit reporting agencies, and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties, and enforcement provisions under the CCPA, and Virginia's Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut's An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act regarding business handling of consumers' data. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require the Company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor implement and maintain adequate compliance programs. Failure to comply with U.S. and

international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, have elevated this topic from the IT organization to the executive and board levels. We may, therefore, spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

We will face growing regulatory and compliance requirements in a variety of areas, which can be costly and time consuming.

Our business is, and may in the future be, subject to a variety of laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. We are unable to predict the outcome or effects of any potential legislative or regulatory proposals on our business. Any changes to the legal and regulatory framework applicable to our business could have an adverse impact on our business and results of operations. Our failure to comply with applicable governmental laws and regulations, or to maintain necessary permits or licenses, could result in liability that could have a material negative effect on our business and results of operations.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions by the Treasury Department through changes in regulations, and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting investment in our company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations, or interpretations of laws or regulations that have not yet been proposed, passed, or made, as the case may be.

Changes in the U.S. political environment could negatively impact our business.

There is significant ongoing uncertainty with respect to potential legislation, regulation, and government policy at the federal, state, and local levels in the United States. Such uncertainty and any material changes in such legislation, regulation, and government policy could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals that might materially impact us include but are not limited to, changes to liability rules for data privacy regulations, import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements, immigration policies and enforcement, healthcare law, minimum wage laws, climate and energy policies, foreign trade and relations with foreign governments, and pandemic response. To the extent changes in the political environment have a negative impact on us or on our customers, our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

Risks Related to this Offering and Ownership of our Units

State and federal securities laws are complex, and we could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

We have conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that we may have violated state or federal securities laws, any such violation could result in us being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, we would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given that we will, if required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that the proceeds from this Offering would not be used to pay such amounts.

In addition, if we violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against us which, among other things, could result in us having to pay substantial fines and be prohibited from selling securities in the future.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how we use the net proceeds of the Offering.

Unless we have agreed to a specific use of the proceeds from the Offering, our management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Our valuation and our offering price have been established internally and are difficult to assess.

The Company has set the price of its Units at $12.50 per Unit, plus a 3.5% Investor Processing Fee (subject to a $500 maximum per investment). See "*Description of the Units*" for further details on this fee. This fee is intended to offset transaction costs and although this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not include it in determining our valuation. Including this fee will increase our valuation for which you are paying for Units in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional Units, or additional option grants may dilute the value of your holdings, this includes the issuance of Units to our employees.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Unit before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

We have the right to extend the Offering Deadline.

We may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the Minimum Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event we extend the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without us receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or we receive the Target Offering Amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after the release of such funds to us, the Securities will be issued and distributed to you.

We may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, we can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering - it also means we may limit the amount of capital it can raise during the Offering by ending the Offering early.

We have the right to conduct multiple closings during the Offering.

If we meet certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow us to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. We may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

This is a Co-Issuer offering pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended.

We are conducting this offering in accordance with Rule 3a-9 of the Investment Company Act of 1940, as amended. As such, you will not own any interest in the Operating Company directly, and instead will own the Units of the Crowdfunding Vehicle. You should note that you will hold interests in the Crowdfunding Vehicle rather than directly in the Operating Company, and any voting or consent rights associated with the underlying interests in the Operating Company may be exercised indirectly through the Crowdfunding Vehicle and its manager. As such, you may have limited ability to influence, direct or control the Operating Company's business or management decisions. Additionally, you should note that your rights as Member after participating in this offering may be materially limited, diluted, or qualified by the rights of other classes of the Operating Company's Units, and that such interests may not be aligned with the interests of the Members, which includes you. See "*Explanatory Note Regarding the Co-Issuers*" for more information.

There has been no independent valuation of our Units, which means that such Units may be worth less than the Offering price in this offering.

We have determined the per-Unit purchase price in the Offering without independent valuation of our Units. Instead, we established the Offering price based on management's estimate of our Units. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our Common Units. Our Common Units may have a value significantly less than the Offering price, and the Units may never obtain a value equal to or greater than the Offering price.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Even after the expiration of this one-year holding period, the Securities will remain unregistered, and any transfer must be made in compliance with an applicable exemption from registration under the Securities Act and applicable state and foreign securities laws.

Although the Securities may be tradable under federal securities law after the one-year holding period, any such transfer must still be made pursuant to an available exemption from registration. Additionally, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF or another applicable exemption from registration. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in our Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

An investment in the Securities is speculative and involves a high degree of risk.

An investment in our Company should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of our Company and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in our Company involves the risk of the loss of capital, and the Securities should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in our Company for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the Securities is appropriate.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this Offering or the Securities. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore

assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

We rely on exemptions from Exchange Act registration requirements, and if such exemptions become unavailable, we could become subject to costly public company reporting obligations.

We currently rely, and expect to continue to rely, on exemptions and exclusions from registration under Section 12(g) of the Exchange Act, including exemptions applicable to securities issued pursuant to Regulation Crowdfunding and Regulation A. Section 12(g) generally requires companies that exceed certain thresholds to register under the Exchange Act and become subject to public company reporting obligations. These exemptions are subject to conditions, interpretations, and limitations under applicable SEC rules and guidance.

If the SEC were to issue new rules or interpretive guidance, modify existing interpretations, narrow the availability of such exemptions, or determine that we do not satisfy the applicable requirements for reliance on such exemptions, we could become subject to registration and reporting requirements under the Exchange Act even if we do not otherwise intend to pursue a public listing or registered public offering.

If we were required to become a reporting company under the Exchange Act, we would incur substantial additional legal, accounting, auditing, compliance, insurance, investor relations, and administrative expenses. We would also be required to devote significant management time and attention to compliance and reporting obligations, including the preparation of periodic reports and the establishment and maintenance of disclosure controls and internal control systems. Such obligations could materially and adversely affect our business, financial condition, results of operations, and ability to execute our business strategy.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect our books and records or to receive financial or other information from us, other than as required by law. Other security holders of our Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which we can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from us such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Using a credit card to purchase Units may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Units you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this

offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

There is no current trading market for our Units, and if a trading market does not develop, purchasers of our Units may have difficulty selling their Units.

There is currently no established public trading market for our Units, and an active trading market in our Units may not develop or, if developed, may not be sustained. In the future, we intend to list our Units on a national U.S. securities exchange, but we may never be able to do so. If, for any reason, we do not list our Units on a national securities exchange or quoted on an alternative trading system, or a public trading market does not otherwise develop, purchasers of our Units may have difficulty reselling them should they desire to do so in the future. Additionally, no market makers have committed to become market makers for our Units, and none may do so.

Additionally, secondary trading in our Units will not be possible in any state until the such Units are qualified for sale under the applicable securities laws of the state in question or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. If we fail to register or qualify or to obtain or verify an exemption for the secondary trading of our Units in any particular state, then the Units could not be offered or sold to, or purchased by, a resident of that state. If a significant number of states refuse to permit secondary trading in our Units, the liquidity for the Units could be significantly impacted, and you may have difficulty in selling your Units.

Even if a market develops for our Units, that market may be thinly traded with wide Unit price fluctuations, low Unit prices, and minimal liquidity.

Even if our securities are listed for trading, and if an established market for our Units develops, the Unit price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future Unit price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future Unit price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future Unit price.

As a minority Member, you will have limited to no ability to participate in the management of our business.

As a minority Member, you will have limited to no ability, to influence our policies or any other corporate matters such as amendments to our certificate of incorporation, the creation of securities that are senior to the Units being offered, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

The market standoff provision and proxy granted in the subscription agreement for this offering may limit your ability to sell or transfer your Units and subject you to broad decision-making authority by our Chief Executive Officer.

You should note that the subscription agreement for the Units contains a market standoff provision which permits our Chief Executive Officer to enter into a lock-up agreement on your behalf in preparation for any offering of our Units or securities convertible into or exercisable in our Units, or in an offering of our Units under Tier II of Regulation A, promulgated under the Securities Act. Upon the occurrence of the above circumstances, the lock-up agreement would prohibit you from selling or transferring your Units during a specified period surrounding the offering, which could last up to 180 days unless a shorter period is agreed upon between you and the underwriter or placement agent for the Units, as the case may be. The imposition of this lock-up period could adversely impact your liquidity by restricting your ability to sell or transfer your Units when you might otherwise wish to do so, including during periods of potentially high market demand, if such market for our Units exists or may exist, from time to time. The occurrence of this limitation could also result in financial losses if you are unable to sell your Units during favorable market conditions or if the market value of the Units declines during the lock-up period.

Additionally, by investing in this offering, you will be granting an irrevocable proxy to our Chief Executive Officer

(or his or her successor) to vote all Units held by you, execute written consents and other instruments, and take all actions he or she deems necessary or appropriate in connection with your Units - including any Units you acquire in the future. This proxy is coupled with an interest and, as such, is irrevocable, and will survive your death, incompetency, or disability (if you are an individual) or any merger or reorganization (if you are an entity), until the earlier of (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, (ii) the effectiveness of a registration statement under the Exchange Act covering our Common Units, or (iii) five years from the date of your subscription agreement. Any decision, act, consent, or instruction of the Chief Executive Officer acting in his or her capacity as your proxy will be final, binding, and conclusive upon you, and third parties - including our Company and its Members - may rely on such actions as being your own. You will also be required to indemnify the Chief Executive Officer against losses arising from his or her actions as your proxy, except to the extent directly caused by his or her gross negligence or willful misconduct, in which case our Company will reimburse you for such losses, subject to a cap equal to the amount of your investment. The use of such provisions means you will be subject to significant restrictions and bound by decisions made without your direct involvement. The occurrence of any of the foregoing circumstances could have a material adverse effect on the value of your investment and your ability to realize the expected return on your Units.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering for the purposes set forth in the Use of Proceeds table. See "*Use of Proceeds*" for more information. As a result, you will be relying on our management's judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. You should also note that we may use the net proceeds for purposes that do not yield a significant return or any return at all for our Members. In addition, you should note that, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our Units are restricted securities and cannot be transferred freely unless in compliance with an exemption from the registration requirements of the Securities Act of 1933, as amended.

No governmental agency has reviewed or passed upon this offering, our business, or any securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. You, therefore, will not receive any of the benefits that such registration would otherwise provide. As a result, you must assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with your advisors. Further, An investment in the Company is a long-term commitment, and there are substantial restrictions on the transferability of our Units. The Offering has not been registered under the Securities Act. Instead, we are offering our Units pursuant to the exemption from registration requirements of the Securities Act of 1933, as amended, found in Section 4(a)(6) thereof, and Regulation Crowdfunding promulgated thereunder. Since the Offering will not be registered under the Securities Act, the Units issued herein will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and, accordingly, under Rule 144 as currently in effect, the Units must be held for the time period required by Rule 144, or indefinitely if Investor is deemed an "affiliate" within the meaning of such rule, unless the Units are subsequently registered under the Securities Act and qualified under any other applicable securities law or exemptions from such registration and qualification are available.

You may not be able to rely on Rule 144 of the Securities Act of 1933, as amended, to engage in a sale of your Units.

Rule 144 under the Securities Act permits limited public resale of unregistered securities if certain conditions are satisfied. These conditions include, among other things, that the resale occurring not less than six months after the holder has acquired and made full payment for the security, the availability of certain public information about the

issuer, and in the case of an affiliate, or of a non-affiliate who has held the security less than one year, the sale is made through a broker in an unsolicited "broker's transaction" or a transaction directly with a market maker, and the number of securities being sold in any three months not exceeding certain specified limitations. You should note that the information required for Rule 144 to apply is not currently available and may not be available in the future, so you cannot rely on Rule 144 to resell your Units until such public information requirement is met. We do not know when that requirement will be met, so we cannot guarantee that you will be able to rely on Rule 144 to resell your Units.

Our affiliates, including officers, directors and existing Members may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing Members, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute to the balance so that there will be a closing. The minimum amount is typically intended to be a protection for you, to give you confidence that other investors are sufficiently interested in the Offering and our business and its prospects to make an investment of at least the minimum amount. By permitting our affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

There is no guarantee of return on your investment.

You should note that there is no guarantee that you will obtain a return on your investment in our Units, or that you will not lose your entire investment in our Units. For this reason, you should read this Offering Statement and all exhibits carefully and should consult with your legal counsel and business advisor prior to making any investment decision.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase Units in this offering, you will pay more for your Units than the amount paid by our existing Members for their Units on a per Unit basis. As a result, you will experience immediate and substantial dilution in net tangible book value per Unit in relation to the price that you paid for your Units. In addition, you will experience further dilution to the extent that our Units are issued upon the vesting of restrictive Units or exercise of Unit options under any equity incentive plan in effect.

Raising additional capital may cause dilution to our Members, including participants in this offering, or restrict our operations.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financing and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a Member. To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.

Future issuances of debt securities, which would rank senior to the Units upon our bankruptcy or liquidation, and future issuances of any class or series of preferred Units, which could rank senior to our Units for dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Units.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings we may make would receive distributions of our available assets prior to any distributions being made to existing Members. Moreover, if we issue preferred Units, the holders of such preferred Units could be entitled to preferences of existing Members in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred Units in any future offering or borrow money from lenders will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any such future offerings or

borrowings. Our existing Members at such time must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Units.

There is no guarantee that we will ever complete any future private or public offerings of our Units or other securities, and we may never raise capital sufficient to execute our business plan.

Although we intend to file a confidential registration statement with the United States Securities and Exchange Commission, or the SEC, in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of our Units or other securities at a purchase price greater than the price per Unit in this offering or at all. If we are unable to complete the future offerings of our Units or other securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

The Subscription Agreement contains mandatory arbitration, class action waiver, and exclusive forum provisions that may limit your ability to pursue claims against us, obtain a jury trial, or participate in class or representative actions.

The Subscription Agreement that you will be required to execute in connection with your investment in this offering contains a dispute resolution provision that includes (i) a mandatory binding arbitration clause, (ii) a waiver of the right to a jury trial, (iii) a waiver of the right to participate in class actions, collective actions, private attorney general actions, derivative proceedings on behalf of other Members, or other representative proceedings, and (iv) an exclusive forum selection clause designating the State of Delaware as the exclusive venue for certain disputes. These provisions may significantly affect your rights as an investor and your ability to seek legal recourse against the Company, the Manager, or their affiliates in the event of a dispute:

- *Mandatory Arbitration*. By executing the Subscription Agreement, you agree that any dispute, claim, or controversy arising out of or relating to the Subscription Agreement, the formation, governance, management, operations, capitalization, or dissolution of the Company, or the rights, duties, or relationships among the Company, the Manager, any Member, or their respective affiliates, will be resolved exclusively through binding arbitration administered by JAMS under the Federal Arbitration Act and pursuant to the JAMS Comprehensive Arbitration Rules and Procedures then in effect, rather than in a court of law. The arbitration will be conducted by a single neutral arbitrator in Wilmington, Delaware. While the arbitration provision acknowledges that claims arising under the U.S. federal securities laws are arbitrable and that the arbitrator must afford the same substantive rights and remedies as would be available in a court of competent jurisdiction, you should be aware that arbitration proceedings differ materially from judicial proceedings. Arbitration is generally considered to be a more limited form of dispute resolution than litigation in court. There are no juries in arbitration, discovery may be more limited, and there are limited grounds for judicial review of arbitration awards. The arbitration process may also involve procedural rules, evidentiary standards, and remedial options that differ from those available in court. As a result, arbitration may limit your ability to obtain the full range of discovery, motions practice, appellate review, and other procedural protections that would otherwise be available in a judicial proceeding. There can be no assurance that the outcome of arbitration proceedings would be comparable to the outcome of a judicial proceeding.

- *Waiver of Jury Trial*. By executing the Subscription Agreement, you expressly waive your right to a trial by jury for any dispute arising out of or relating to the Subscription Agreement or your investment in the Units. This waiver applies whether the dispute is resolved in arbitration or, in limited circumstances where arbitration is not applicable, in a court of law. A jury trial may be preferable for investors because juries may be more sympathetic to investor claims and may award greater damages than an arbitrator or judge. By waiving your right to a jury trial, you may be limiting your potential recovery in any dispute with the Company.

- *Class Action and Representative Proceeding Waiver*. By executing the Subscription Agreement, you agree that any dispute with the Company, the Manager, or their affiliates will be resolved only on an individual basis and not as part of a class action, collective action, private attorney general action, derivative proceeding on behalf of other Members, or other representative proceeding. You will not have the right to join claims with other investors or to have your claims heard together with the claims of other investors in a single proceeding, and no arbitrator or court will have authority to consolidate proceedings or award relief on a class-wide or representative basis. Class actions and representative proceedings provide a mechanism for investors with small individual claims to aggregate their claims and share the costs of litigation, which may

not be economically feasible to pursue on an individual basis. By waiving your right to participate in such proceedings, you may be required to pursue claims against the Company individually, which could result in significantly higher costs, greater complexity, and reduced likelihood of pursuing small-value claims. There can be no assurance that you would be able to pursue individual claims cost-effectively, and you may effectively forfeit claims that would otherwise be viable in a class or collective format.

- *Exclusive Forum Selection*. The Subscription Agreement provides that, to the extent a dispute is not subject to mandatory arbitration, any legal action or proceeding arising under the Subscription Agreement must be brought exclusively in the federal or state courts located in the State of Delaware, unless the Manager provides written consent to an alternative forum. Additionally, to the maximum extent permitted by law, any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, that is not subject to mandatory arbitration must be brought exclusively in the federal district courts of the United States of America. These exclusive forum provisions may limit your ability to bring claims in a judicial forum that you find favorable, and may require you to litigate disputes in a jurisdiction that is inconvenient or costly for you to access. The exclusive forum provisions may also result in increased litigation costs for investors who do not reside in or near Delaware, which could discourage claims against the Company.

- *Mass Arbitration Protocol*. The Subscription Agreement contains a Mass Arbitration Protocol that applies in the event of twenty-five (25) or more substantially similar arbitration demands filed within any rolling one hundred eighty (180) day period. Under the Mass Arbitration Protocol, arbitration proceedings will be organized into tranches of no more than fifty (50) individual cases, with an initial bellwether tranche of up to ten (10) cases proceeding to merits hearings first. Non-tranche cases will be stayed pending resolution of bellwether cases and subsequent mediation. While the protocol provides for tolling of statutes of limitation during any stay period, the bellwether and batching procedures may result in significant delays before your individual claim is heard on the merits. If you are not selected for an early tranche, your claim may be stayed for an extended and indefinite period while bellwether cases and mediations proceed. Additionally, the outcomes of bellwether cases are not binding on non-bellwether cases, and there can be no assurance that the resolution of bellwether cases will result in a global settlement or expeditious resolution of your individual claim.

- *Confidentiality of Arbitration Proceedings*. The Subscription Agreement provides that arbitration proceedings will be kept confidential to the fullest extent permitted by law, and that neither the arbitrator nor any party may disclose the existence, content, or results of any arbitration without the prior written consent of all parties, except as required by law or to enforce an award. As a result, arbitration proceedings between the Company and investors will generally not be publicly available, which may limit your ability to learn about disputes involving other investors or the outcomes of such disputes. The confidential nature of arbitration may also reduce the deterrent effect that public judicial proceedings might otherwise have on the Company's conduct.

- *Enforceability Uncertainty*. Although the Subscription Agreement's dispute resolution provisions include savings clauses intended to preserve compliance with U.S. federal securities laws and severability provisions, there is uncertainty regarding the enforceability of mandatory arbitration, class action waivers, and exclusive forum provisions in the context of claims arising under federal and state securities laws. Courts have, in some cases, declined to enforce arbitration provisions or class action waivers where such provisions would effectively preclude investors from vindicating their statutory rights. Additionally, the U.S. Securities and Exchange Commission has historically expressed concerns about the use of mandatory arbitration and class action waivers in connection with securities offerings. While the Subscription Agreement provides that claims arising under the U.S. federal securities laws are arbitrable and does not waive compliance with such laws, there can be no assurance that a court would enforce the arbitration provision, class action waiver, or exclusive forum provisions in all circumstances, or that such provisions will not be challenged by regulators. If any provision is found unenforceable, the Subscription Agreement provides for severability and fallback provisions, but any resulting litigation or uncertainty could adversely affect the Company, increase litigation costs, and result in unpredictable outcomes.

By investing in this offering, you acknowledge that you have read and understood the dispute resolution provisions of the Subscription Agreement and that such provisions may limit your ability to pursue claims in court, obtain a jury trial, participate in class or representative actions, or bring claims in a forum other than Delaware. You should consult with your own legal counsel regarding the implications of these provisions before making an investment decision.

USE OF PROCEEDS

The following table outlines our estimated use of the net proceeds from this offering based on our current plans and business condition. These figures are estimates, and actual expenditures could vary significantly due to various factors, including the status of our business operations and the results thereof. Consequently, our management retains broad discretion over how the net proceeds are allocated. We may also decide to use the proceeds for other purposes and will maintain discretion in their application. Additionally, we expect to require further funding to fully implement our business plan. See "*Risk Factors*" for more information.

	If Minimum Offering Amount is Sold (1)	If Maximum Offering Amount is Sold
Total Proceeds	**$10,000.68**	**$5,000,000.00**
Less: Offering Expenses		
(A) Intermediary Fee (8.5%) (2)	$850.58	$425,000.00
(B) Legal expenses	$6,654.62	$12,000.00
(C) Accounting expenses	$1,940.93	$3,500.00
(D) Escrow Fees (3)	$554.55	$1,000.00
Net Proceeds	-	$4,558,500.00
Use of Net Proceeds		
(A) Video Game Development	-	$2,735,100.00
(B) Video Game Marketing	-	$911,700.00
(C) AI Integration	-	$227,925.00
(D) Working Capital/General Operating (4)	-	$683,775.00
Total Use of Proceeds	**$10,000.68**	**$5,000,000.00**

(1) If we do not raise more than the Minimum Offering Amount, all proceeds will be used exclusively for Offering Expenses. We have pro-rated the Offering Expenses in the above table in the event that we do not raise more than the Minimum Offering Amount because the Minimum Offering Amount will not be sufficient to pay all Offering Expenses; however, we will still be responsible for paying the full amount of the Offering Expenses out-of-pocket.

(2) We will pay DealMaker Securities a total of 8.5% of gross proceeds raised in this offering, which includes the 3.5% transaction fee which investors will pay as a result of their investment in this offering. We will also pay the following amounts payable to DealMaker Securities or its affiliates pursuant to our agreement with DealMaker: (i) an Activation/Setup Fee of $20,000 for onboarding, due diligence and asset creation, which includes $5,000 payable to DealMaker Securities LLC for pre-offering due diligence and $15,000 payable to DealMaker Reach, LLC (O/A DealMaker Marketing Services) for consulting and developing materials for self-directed electronic roadshow; (ii) a Monthly Subscription Fee of $2,000 for account management and software access, commencing in the month of the Commencement date (or, if no Commencement date is stated on the Order Form, in the first month following the Effective Date); and (iv) Marketing Services of $10,000 monthly, available separately from DealMaker Marketing Services.

(3) Our Escrow Agreement with our escrow agent, Enterprise Bank & Trust, provides for an annual servicing fee of $1,000.00 and we may incur additional fees if the escrow agent makes more than one (1) disbursement per month, or for tax reporting, wires, escrow repaper or demand statements.

(4) We may use up to 12.5% of net proceeds, or $625,000, to redeem Common Units from certain Operating Company executives.

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the full implementation of our business plan. See "*Risk Factors*" for more information.

We will not accept proceeds from oversubscriptions in excess of the Maximum Offering Amount.

OUR BUSINESS

General

Skybound Holdings LLC is the holding company for a multi-platform entertainment enterprise that owns, develops, produces, and monetizes intellectual property across platforms, primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming, music publishing, and mobile applications.

Together with our subsidiaries, we are a multi-platform entertainment company that engages with creators and their intellectual properties to deliver engaging content and one-of-a-kind experiences to fans. We extend creators' stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing, and beyond. We are home to critically acclaimed global franchises, including *The Walking Dead*, *Invincible*, *Stillwater*, and *Impact Winter*. We maintain key partnerships across the entertainment industry, including Universal Pictures and Image Comics, and have engaged an ongoing strategic business partnership with mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). Our capabilities include publishing, production, global distribution, and development for video games across all genres, including the multi-million unit selling Telltale's *The Walking Dead* video game series.

Robert Kirkman's *The Walking Dead*, originally published as a comic book series by Image Comics beginning in 2003, became one of the most expansive and commercially successful franchises in entertainment history. The comic series ran for 144 issues and sold millions of copies worldwide. Telltale's *The Walking Dead* video game series has sold millions of units and earned numerous Game of the Year awards. *The Walking Dead* remains one of the most recognized and commercially productive intellectual properties in our portfolio.

Robert Kirkman's long-running comic *Invincible* (with co-creator Cory Walker and contributing creator Ryan Ottley) premiered in March 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for additional seasons. Season 2 premiered in November 2023, Season 3 premiered in February 2025 and Season 4 premiered in March 2026, with Season 5 currently in post-production. Each of Seasons 2 – 4 received a 100% critics rating on Rotten Tomatoes. Building on the franchise's growing popularity, we developed Invincible VS, a 3v3 tag fighter video game. Invincible VS is our first in-house video game based on the Invincible universe, which launched on April 30, 2026, leveraging our video game industry experience and the surge in fan engagement driven by the critically acclaimed animated series.

Since our founding, we have grown into a proven entertainment company with more than $111 million in annual revenue. We control a library of hundreds of intellectual properties spanning comics, games, film and television. *The Walking Dead* became the most-watched drama series among adults 18–49 in basic cable history and has helped drive significant franchise revenue and enterprise value growth. *Invincible* has become a major global streaming title, with us citing Parrot Analytics data indicating that it was the top revenue-generating title on Prime Video globally in the second quarter of 2024, and that the series debuted at #1 on Prime Video in each of its first four seasons. On the publishing side, we have reported that we sold more than 3.34 million books in 2025, generating $21.8 million in retail revenue, with our comics sold in over 30 territories and 22 languages. Our Energon Universe, published in partnership with Hasbro, has been described as breaking industry sales records, and our G.I. Joe: A Real American Hero Kickstarter raised more than $4 million, making it the most-funded comics Kickstarter campaign in history. In gaming, our The Walking Dead game franchise has generated more than $300 million in revenue across 80 million episodes sold, and our published games have earned major industry recognition, including the 2024 Tribeca Games Award and the 2022 BAFTA Game Beyond Entertainment Award. We have also established an international footprint, with operations and productions spanning the United Kingdom, Japan, France, Iceland, Sweden and Norway.

Our Corporate History and Organizational Structure

Skybound Holdings LLC was formed in Delaware on December 14, 2016 under the name Mr. Mango LLC. On December 1, 2022, we changed our name to Skybound Holdings LLC. We, directly or through our subsidiaries, have the following majority-owned subsidiaries in the art and entertainment industry:

Directly owned subsidiaries

AmCon, LLC is a production company organized in California on November 21, 2025.

Anime Productions, LLC is a limited liability company organized in Delaware on June 30, 2016, which was formerly used for a joint venture but currently has no active operations and is not material to the Operating Company's consolidated operations. On June 5, 2024, a Certificate of Amendment was filed with the Secretary of State of the State of Delaware to change the name of the Operating Company's subsidiary, Itchy Water, LLC to Anime Productions, LLC.

Bumbio LLC is a holding company organized in Delaware on January 17, 2017.

Blah Blah Boys, LLC is a production company organized in Delaware on May 4, 2017.

Cuddle Post LLC is a post-production services company organized in California on November 21, 2025.

Dark Stories, LLC is a production company organized in California on December 19, 2013, which engages in certain activities related to projects in production for television and film, including engaging writers and is a signatory to the Writers Guild of America collective bargaining agreement.

IBO, LLC is a music publishing and record label holding company organized in Delaware on December 10, 2018 and is a majority-owned joint venture of the Operating Company.

Maple Media, LLC is a mobile app publisher organized in California on November 3, 2016.

Skybound, LLC owns certain intellectual property and was organized in California on June 2, 2010.

Tea Hot LLC is a production company organized in California on March 3, 2016, which engages in certain activities related to projects in production for television and film, including engaging actors, and is a signatory to the SAG-AFTRA collective bargaining agreement.

This is JoJo, LLC is a production company organized in Delaware on December 22, 2016, which engages in certain activities related to projects in production for television and film, including engaging directors for such works, and is a signatory to the Directors Guild of America collective bargaining agreement.

Viltrumite Pants, LLC is a production company organized in Delaware on May 25, 2018, and is primarily responsible for the production of the animated television series Invincible.

Indirectly owned subsidiaries

9368-0148 Quebec Inc. is a corporation incorporated in Quebec, Canada on October 23, 2017, owned by the Operating Company through Maple Media, LLC. 9368-0148 Quebec Inc. was a mobile app publisher but currently has no active operations and is not material to the Operating Company's consolidated operations.

Crevice, LLC is a limited liability company organized in California on January 12, 2026, owned by the Operating Company through AmCon, LLC. Crevice, LLC was formed to operate as a production company through which film and television content will be developed, produced, and delivered.

Do More Mobile LLC is a limited liability company organized in California on March 19, 2020, owned by the Operating Company through Maple Media, LLC. Do More Mobile LLC is a mobile app publisher.

Maple Media Apps, LLC is a limited liability company organized in California on August 28, 2017, owned by the Operating Company through Maple Media, LLC. Maple Media Apps, LLC is a mobile app publisher.

Nine Four Entertainment Inc is a corporation incorporated in Nevada on January 24, 2022, owned by the Operating Company through Bumbio LLC. Nine Four Entertainment Inc is a creator and influencer talent management company.

Nine Four Ventures LLC is a limited liability company organized in California on June 12, 2025, owned by the Operating Company through Nine Four Entertainment Inc, a subsidiary of Bumbio LLC. Nine Four Ventures LLC is a brand development company.

Nomad Travel Channel LLC is a limited liability company organized in California on April 8, 2026, owned by the Operating Company through Shoe Leather Digital, Inc., a subsidiary of Skybound Interactive, LLC. Nomad Travel

Channel LLC was formed in connection with digital channel initiatives, including activities related to revenue sharing arrangements with content creators, and is intended to serve as the operating entity through which such channel and distribution activities will be conducted going forward.

Sagafilm ehf. is an Icelandic private limited company and is majority-owned by the Operating Company through Bumbio LLC. Sagafilm ehf. is a production company that engages in production for television and film in Iceland. Sagafilm ehf. owns Sagafinance ehf., which is an Icelandic private limited company and engages in certain financing activities related to the production of television and film projects. Sagafilm ehf. also owns the following 12 Icelandic private limited companies which are special purpose vehicles that engage (or previously engaged) in production for television and film in Iceland: Afterlands ehf.; Björgunarþyrlan ehf.; Dead Snow ehf.; European Film Group ehf.; Köld Slóð ehf.; Líf eftir dauðann ehf.; Neytendaþátturinn ehf.; Out of thin air ehf.; Sigurvegarinn TV3 ehf.; Storm ehf.; Superhuman ehf.; and Sýndarferðalag ehf.

Shoe Leather Digital, Inc. is a corporation organized in Delaware on August 30, 2017, owned by the Operating Company through Skybound Interactive, LLC, a subsidiary of Bumbio LLC. Shoe Leather Digital, Inc. is a production company that creates and distributes original digital content.

Skybound Game Studios, Inc. is a corporation incorporated in Delaware on September 7, 2017, owned by the Operating Company through Bumbio LLC. Skybound Game Studios, Inc., which publishes and distributes video games, owns two subsidiaries in Europe, Skybound Games Europe B.V., which was organized in the Netherlands and handles video game distribution in Europe, and Skybound Games UK Limited, which was organized in England and Wales and engages certain employees in the United Kingdom. In addition, Skybound Game Studios, Inc. holds majority ownership in 5th Planet Games A/S, a Danish stock company, which is a mobile games publisher and developer. 5th Planet Games A/S owns 5th Planet Games GmbH, a German limited liability company which is currently under liquidation.

Skybound Interactive, LLC is a limited liability company organized in Delaware on March 11, 2014, owned by the Operating Company through Bumbio LLC. Skybound Interactive, LLC is an interactive entertainment company that licenses certain of the Operating Company's intellectual property rights to third parties for the development of video games.

Skybound Japan K.K. is a corporation incorporated in Japan on September 21, 2022, owned by the Operating Company through Bumbio LLC. Skybound Japan K.K. is a production company that engages in production for television and film in Japan.

Skybound Music Publishing LLC is a limited liability company organized in California on October 17, 2023, and is majority-owned by the Operating Company through IBO, LLC. Skybound Music Publishing LLC is a music publishing company and is an ASCAP member.

Skybound Music Recordings LLC is a limited liability company organized in California on October 17, 2023, and is majority-owned by the Operating Company through IBO, LLC. Skybound Music Recordings LLC is a music label.

Spacebound, LLC is a limited liability company organized in Delaware on February 12, 2019, owned by the Operating Company through Bumbio LLC. Spacebound, LLC engages in certain activities related to projects in production for television, including engaging writers, and is a signatory to the Writers Guild of America collective bargaining agreement.

Super Basic, LLC is a limited liability company organized in California on April 17, 2018, owned by the Operating Company through Maple Media, LLC. Super Basic, LLC was a mobile app publisher but currently has no active operations and is not material to the Operating Company's consolidated operations.

Our Products and Content

We are a multi-platform entertainment enterprise that owns and operates various media franchises and develops content and products based on our own intellectual property and licensed intellectual property for distribution across various platforms. Our content includes comics and other books, television series, film, video games, tabletop games, digital content, and audio programming. Our most popular content and products include the following:

- ***The Walking Dead***. *The Walking Dead* is a tale of struggle and survival that has captivated the world. Created by Robert Kirkman, it is a post-apocalyptic story about the families, bonds, and trials that test those bonds in the most desperate of times. We have developed various television series, interactive games, comic series, and other media based on *The Walking Dead*.

- ***Invincible***. Created by Robert Kirkman and Cory Walker, the comic *Invincible #1* debuted to critical acclaim on January 22, 2003. Soon after, they were joined by artist and contributing creator Ryan Ottley. Throughout its fifteen-year run, *Invincible* not only continued for a historic 144 issues but also spawned multiple spin-off series. An animated series was launched on Amazon Prime in March 2021 to critical acclaim and was quickly greenlit for additional seasons. Season 2 premiered in November 2023, Season 3 premiered in February 2025 and Season 4 premiered in March 2026, with Season 5 currently in post-production. Each of Seasons 2 – 4 received a 100% critics rating on Rotten Tomatoes. Building on the franchise's growing popularity, we developed Invincible VS, a 3v3 tag fighter video game. Invincible VS is our first in-house video game based on the Invincible universe, which launched on April 30, 2026, leveraging our video game industry experience and the surge in fan engagement driven by the critically acclaimed animated series. We are also currently developing a live-action movie and new comic book projects based on *Invincible*.

- ***Impact Winter***. *Impact Winter* is an original podcast story of apocalypse, horror, and adventure — a wholly original new saga created exclusively for Audible, featuring immersive 3D audio. The story ventures into an eternally sunless world of swords and crossbows, primal hunters and shape-shifters, and leaders and lovers. *Impact Winter* is being developed as a live-action television series for Netflix. Travis Beacham is the writer and showrunner, and Francis Lawrence (known for his work on The Hunger Games and Constantine) is the director.

- ***Energon Universe***. *Void Rivals*, *Transformers*, *Duke*, *Cobra Commander*, *Destro*, and *Scarlett* are licensed comic book series published by us that combine the ever-popular Hasbro brands — *Transformers* and *G.I. Joe* — to form the Energon Universe, along with new concepts developed in partnership by Hasbro and us. Five million *Energon Universe* comic books have been sold in the first two years, and Kickstarters for *Energon Universe* comics represent the first and second largest Kickstarters of all-time, with a total of $8.7 million raised.

- **Stillwater**. *Stillwater* is a horror-thriller comic book series created by Chip Zdarsky, which is set in the small town of Stillwater, where nothing ever ages, no one ever dies, and nobody ever gets out. Greg Berlanti, in partnership with Warner Bros. Television, is developing a horror-thriller television series based on the *Stillwater* comic for Amazon Prime, with Greg Berlanti serving as a co-writer and Carly Wray serving as a co-writer and showrunner.

The above is intended to be a non-exhaustive description of our most popular media franchises upon which we primarily focus our business efforts, but in addition to the above, we from time to time also produce and develop media content and other products based on our other intellectual property or other licensed intellectual property.

Our Industry

The global entertainment ecosystem in which the Company operates spans comic book and graphic novel publishing, television and streaming, video games and interactive entertainment, and brand licensing and consumer products. Each of these markets is substantial in scale, increasingly interconnected, and influenced by release timing, platform policies, labor conditions, and evolving regulatory frameworks. Recent industry data indicate that streaming has become the largest mode of television consumption in the United States (Nielsen, *The Gauge*, June 17, 2025), North American comics and graphic novel sales reached a new high in 2025 (ICv2 White Paper, "Comics and Graphic Novel Sales Reached New High in 2025," Feb. 6, 2026), the global video games market is expected to approach $189 billion in 2025 with continued growth thereafter (Newzoo, *Global Games Market Report 2025*, Sept. 10, 2025), and global sales of licensed merchandise and services reached approximately $369.6 billion in 2024 (Licensing International, 2025 Global Licensing Industry Study, May 20, 2025). These trends support the strategic importance of scalable, franchiseable intellectual property that can be developed, distributed, and monetized across publishing, screen, interactive, and consumer products channels. The Company participates in these markets as a creator and steward of genre-driven IP with demonstrated multi-format resonance, including *The Walking Dead* and *Invincible*, while recognizing that competitive intensity, platform terms, release calendars, piracy, and regional market-access

constraints may affect performance in future periods (MPA Response to USTR, 2026 National Trade Estimate Report, Oct. 2025).

Industry Overview and Cross-Segment Dynamics

The entertainment market continues to reorganize around direct-to-consumer and hybrid digital distribution, with audience attention increasingly concentrated on large-scale streaming platforms and high-signal franchises. Recent Nielsen data show that streaming now accounts for roughly one-half of total U.S. television viewing and has increased materially as a share of TV use since 2021 (Nielsen, *The Gauge*, June 17, 2025; Nielsen, *The Gauge*, Jan. 20, 2026). This shift has reinforced the value of intellectual property that can travel across multiple release windows and monetization models, including subscription, advertising, transactional, licensing, and consumer products (Nielsen, Q2 2025 Ad Supported Gauge, July 29, 2025). In an increasingly crowded content environment, recognizable franchises and creator-led properties with loyal fan communities may have competitive advantages in audience acquisition, retention, and downstream monetization (Nielsen, 2025 ARTEY Awards, Jan. 28, 2026).

Cross-segment monetization is also influenced by release timing, labor conditions, and international market access. Licensing industry data for 2024 reflected a softer environment in portions of Entertainment/Characters demand following the effects of the 2023 writers' and actors' strikes (Licensing International, 2025 Global Licensing Industry Study, May 20, 2025), while trade association submissions continue to identify content quotas, discriminatory taxes, local investment requirements, and piracy as ongoing risks to efficient distribution and monetization in certain jurisdictions (MPA Response to USTR, 2026 National Trade Estimate Report, Oct. 2025). Against this backdrop, independent owners of genre intellectual property with transmedia strategies may benefit from diversified revenue streams across publishing, screen, games, and consumer products, although realized performance remains dependent on execution, platform terms, and timing (Licensing International, 2025 Global Licensing Industry Study, May 20, 2025).

Comic Book and Graphic Novel Publishing

The North American comics and graphic novel market has reaccelerated. Industry reporting indicates that sales in the United States and Canada reached approximately $2.2 billion in 2025, exceeding prior pandemic-era highs (ICv2 White Paper, "Comics and Graphic Novel Sales Reached New High in 2025," Feb. 6, 2026). Direct-market sales were up nearly 30% year over year in 2025, comic store sales approached $1 billion, and the comic store channel grew faster than the book channel, reversing a long-running trend (ICv2 White Paper, Feb. 6, 2026). Industry commentary also pointed to strong demand from younger and first-time readers and increased effectiveness of accessible entry-point titles, suggesting that curated on-ramps and franchise visibility can expand addressable demand (ICv2 White Paper, "It's a New World," Oct. 14, 2025). At the same time, distribution changes and incomplete digital reporting continue to limit perfect comparability across channels and periods (ICv2 White Paper, Oct. 14, 2025).

For properties with active screen adaptations, the feedback loop from television and streaming can amplify backlist and collected edition sales, particularly for branded universes and creator-led series that benefit from serialized consumption, library discovery, and retailer visibility (ICv2 White Paper, Oct. 14, 2025). Industry reporting on 2025 direct-market performance specifically identified franchise-oriented and accessible universes, including *Invincible*, as helping draw new readers into comic stores (ICv2 White Paper, Feb. 6, 2026; ICv2 White Paper, Oct. 14, 2025). These dynamics support the strategic value of coordinated publishing, screen, and consumer products planning, while also underscoring the importance of inventory management, reprint timing, and supply-chain resilience around media events and convention cycles (ICv2 White Paper, Oct. 14, 2025).

Television and Streaming Content

Television and streaming distribution remain central drivers of the value of underlying intellectual property. Serialized and franchise-based series continue to offer the potential to attract concentrated premiere audiences, sustain recurring library viewership, and support downstream licensing and consumer products demand (Nielsen, *The Gauge*, Jan. 20, 2026). Nielsen reported that streaming represented 44.8% of total U.S. television viewing in May 2025, surpassing broadcast and cable combined for the first time (Nielsen, *The Gauge*, June 17, 2025), and 47.5% in December 2025, the highest share yet recorded (Nielsen, *The Gauge*, Jan. 20, 2026). Nielsen also reported that audiences spent 16.7 trillion minutes streaming in 2025, up 19% from 2024 (Nielsen, 2025 ARTEY Awards, Jan. 28, 2026). These data reinforce the importance of recognizable properties that can perform across both initial release windows and long-tail catalog consumption (Nielsen, 2025 ARTEY Awards, Jan. 28, 2026). The Company's core intellectual property provides an illustration of these dynamics.

Video Games and Interactive Entertainment

The global video games market remains one of the largest entertainment categories by consumer spending, with leading market research firms estimating 2024 revenues at roughly $182.7 billion (Newzoo, Global games market report & forecast Q2 2025 update) and forecasting approximately $188.9 billion in 2025 (Newzoo, Q2 2025 update; Newzoo, *Global Games Market Report 2025*, Sept. 10, 2025), with overall growth expected to approach $206.5 billion by 2028 based on platform cycles, player base expansion, and premium pipelines including high-profile releases slated for 2026 (Newzoo, "Global games market to hit $189 billion in 2025"). Forecasts for 2025 anticipate mobile retaining the largest platform share at around $103 billion, followed by console at approximately $45.9 billion and PC at roughly $39.9 billion, with console expected to lead percentage growth on the strength of new hardware and major releases, and mobile growth tempered by discoverability and platform policy dynamics (Newzoo, *Global Games Market Report 2025*, Sept. 10, 2025); these trends influence licensing, co-development, and transmedia considerations for screen-originated IP. Industry tracking also forecasts the global player base at about 3.6 billion in 2025, with the number of paying players approaching 1.6 billion and average spend per payer moderating as engagement outpaces monetization in select segments (Newzoo, *Global Games Market Report 2025*, Sept. 10, 2025), outcomes that inform the Company's evaluations of game adaptations, free-to-play models, and premium tie-ins by region and platform.

For screen-led franchises, interactive adaptations and collaborations can extend lifecycle value and deepen fan engagement between seasons and releases; market research indicates that cross-format pipelines benefit from synchronized marketing, timed drops, and live-service content strategies that sustain awareness and drive back catalog consumption (Newzoo, *Global Games Market Report 2025*, Sept. 10, 2025), which are factors the Company assesses when exploring game partnerships or licensing programs linked to its IP. The Company also monitors adjacent growth vectors—such as cloud gaming's rising reach and the maturation of subscription game services—recognizing both the distribution and monetization opportunities and the need for careful windowing and deal structures to preserve long-term franchise economics (Newzoo, "2025 PC and console games industry year in review," Dec. 2025).

Licensing, Merchandising, and Consumer Products

Brand licensing and consumer products represent a significant global market and an important monetization vector for entertainment IP. According to publicly available industry research, global retail sales of licensed merchandise and services totaled approximately $356.5 billion in 2023, up 4.6% year over year, with the Entertainment/Characters segment at roughly $147.6 billion (Licensing International, 2024 Global Licensing Industry Study, May 21, 2024), and e-commerce rising to an estimated 37% share of global licensing sales (Licensing International, 2024 Global Licensing Industry Study), indicating both scale and channel diversification relevant to the Company's IP portfolio. Industry trade group data released in 2025 indicated that global sales of licensed merchandise and services reached about $369.6 billion in 2024, a 3.7% increase over 2023, with Entertainment/Characters revenue estimated at roughly $149.8 billion amid a year marked by strike-related production delays and a late-year lift from major film releases (Licensing International, 2025 Global Licensing Industry Study, May 20, 2025), dynamics that demonstrate both sensitivity to content pipelines and the resilience of evergreen properties—key considerations for the Company.

Within Entertainment/Characters, the split between Film & TV and Anime/Gaming/Social Media has trended toward diversified sources of demand, with industry data citing Film & TV at about 43% and Anime/Gaming/Social Media at approximately 33% of category revenue in 2024 (Licensing International, 2025 Global Licensing Industry Study), while classic and franchise properties continue to account for the majority of sales, underscoring the value of established IP with global recognition and multi-demographic appeal (Licensing International, 2025 Global Licensing Industry Study). For entertainment licensors, category performance has been mixed across cycles, with top-growing licensed product and property categories over recent years including Music/Video, Location-Based Entertainment/Themed Attractions, and Sports (Licensing International, 2024 Global Licensing Industry Study), while the licensed Toy segment has faced periods of softness relative to the broader market (Licensing International, 2024 Global Licensing Industry Study), indicating that portfolio breadth across categories and price points can mitigate volatility—an approach the Company pursues in its consumer products programs. The Company's franchise IP, including *The Walking Dead* and *Invincible*, supports programs spanning apparel, collectibles, publishing, and experiential collaborations, although outcomes may vary by retail partner, region, and release cadence, and the Company manages programs with attention to quality, brand consistency, and counterfeiting risks noted by industry researchers (MPA Response to USTR, 2026 National Trade Estimate Report, Oct. 2025; MPA 2025 Notorious Markets Submission).

Our Customers

We develop and produce content in several forms of media such as television, film, video games, comic books, music, and other forms of interactive entertainment. Our target audience generally consists of millennials and Gen Z, but we aim to produce content that appeals to all demographics. To date, our core audience is a critical, hard-to-reach demographic which predominantly consists of males 18–34, a cohort that historically has been one of the most engaged but most difficult-to-reach segments for traditional advertisers and content distributors (Statista, "Video gaming audiences in the United States – Statistics & Facts," Dec. 17, 2025; ESA, "Annual ESA Study Reveals Video Games' Universal Appeal Across Generations," June 3, 2025). These consumers:

- are highly engaged with genre content (including action, shooter, adventure and role-playing titles), which research has shown to be a key driver of audience retention on streaming services and gaming platforms, with shooter games preferred by approximately 80% of U.S. adult men aged 18–34 and adventure and role-playing genres preferred by 68% and 65% of that cohort, respectively (ESA, *2024 Essential Facts About the U.S. Video Game Industry*, as reported by EarthWeb, "Video Game Demographics 2026: Who Plays Video Games?");

- over-index as gamers relative to the general population, with the 18–34 age group representing approximately 38% of all global gamers despite accounting for a substantially smaller share of the overall population (Statista, "Distribution of Video Gamers in the U.S. and Worldwide by Age and Gender," 2025, as cited in Udonis, "2026 Gamers Report," Jan. 12, 2026); spend a disproportionate share of their entertainment dollars on video games, with U.S. consumer spending on video games totaling $60.7 billion in 2025 — the second-highest annual figure on record and a category that, on a per-engaged-user basis, exceeds spending on most other discretionary entertainment categories (ESA, "2025 U.S. Consumer Spending on Video Games Nears Pandemic-Level Peak at $60.7 Billion," Feb. 11, 2026); and exhibit materially higher engagement with video games and gaming hardware than the average U.S. consumer, with console gamers (a segment skewing male and 18–34) approximately 22% qualifying as "high spenders" of more than $25 per month on games, compared with only 8% of mobile players (Newzoo, *How Consumers Engage with Games Today – Global Gamer Study 2024*, as cited in Udonis, "2026 Gamers Report," Jan. 12, 2026);

- are technology-oriented and self-identify as entertainment enthusiasts, leisure collectors, sports fans, and comic book readers, consistent with broader survey data showing that 56% of adult players who play real-life sports also play a video game version of that sport and that 39% of Gen Z and 30% of millennial players have discovered new music through video games (ESA, "Annual ESA Study Reveals Video Games' Universal Appeal Across Generations," June 3, 2025); and

- represent dedicated, high-influence consumers across a broad range of technology, entertainment, and related product categories, as evidenced by the fact that approximately 78% of U.S. players believe video games can introduce them to new friends and relationships (rising to 89% among Gen Z) and that 70% of Gen Z and 61% of millennials have met people through video games they would not otherwise have met (ESA, "Annual ESA Study Reveals Video Games' Universal Appeal Across Generations," June 3, 2025).

Our Market Opportunities

The market for entertainment products is large, growing, and increasingly fragmented across platforms, creating significant opportunity for companies that can develop and monetize content across multiple channels simultaneously. Consumers today engage with entertainment through streaming platforms, video games, comics, digital content, audio programming, and more, and we believe companies that can meet audiences wherever they are — rather than relying on a single distribution channel — are best positioned to capture an outsized portion of consumer attention and spending. We see particular opportunity in the continued expansion of streaming entertainment, the rapid growth of the global video game market, and the increasing demand for franchise-driven content that can sustain engagement across multiple media formats over extended periods. Our target demographic of millennial and Gen Z consumers — who over-index as gamers, identify as entertainment enthusiasts, and spend disproportionately on interactive entertainment — represents a highly valuable and expanding segment of the broader entertainment market. With releases such as Invincible VS, our first in-house developed video game, continued expansion of *The Walking Dead* franchise, and the growth of Energon Universe in partnership with Hasbro, we believe we are well-positioned to capitalize on these market dynamics and drive sustained revenue growth across our portfolio.

Our Intellectual Property

The Company's intellectual property primarily consists of its portfolio of owned and licensed content franchises, including *The Walking Dead*, *Invincible*, *Stillwater*, *Impact Winter*, and the Energon Universe, as well as associated characters, storylines, artwork, scripts, and other creative elements developed across comics, television, film, video games, tabletop games, digital content, audio programming, music publishing, and mobile applications. The protection of our intellectual property and all corresponding rights throughout the world, including trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements, and counterparts in connection with any of the preceding, is essential to the success of our business. We may seek to protect our intellectual property rights by filing applications in various copyright, trademark, and other government offices, as applicable, and relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures. We may also maintain a program to continue to secure, police, and enforce trademarks, service marks, trade names, and domain names that correspond to our brands and franchises in markets of interest. We may also rely on contractual restrictions to protect our proprietary rights where appropriate when offering or procuring products, content, and services.

We may institute a policy of requiring key employees, contractors, creators, and consultants to execute confidentiality and work-for-hire agreements upon the commencement of an employment or consulting relationship with us. Our employee and contractor agreements may also require relevant personnel to assign to us all rights to any inventions, creative works, and other intellectual property made or conceived during their engagement with us. In addition, we may adopt a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements. Certain key intellectual property is held by Skybound, LLC, a direct subsidiary of the Operating Company, which serves as a principal holding vehicle for certain of the Operating Company's owned intellectual property.

In addition to intellectual property owned by the Operating Company, we license certain intellectual property from, or co-develop intellectual property with, third parties, including our partnership with Hasbro with respect to the Energon Universe. We also license certain of our intellectual property to third parties through our interactive entertainment subsidiary, Skybound Interactive, LLC, and other channels. Our intellectual property portfolio is integral to our business strategy and our ability to generate revenue across multiple content platforms and distribution channels, and we actively monitor and enforce our intellectual property rights to preserve the value and integrity of our brands and creative properties.

A compilation of the Operating Company's material intellectual property is attached hereto as Exhibit E.

Facilities

Certain of the Operating Company’s subsidiaries have leased office space located at 9570 West Pico Boulevard, Los Angeles, California, for a term of seven years, with a base rent of $87,286 per month. The lessor of the Pico Office is Blueberry & Chicken, LLC, an entity owned and controlled indirectly by David Alpert, the Operating Company’s Chief Executive Officer, Secretary, and Manager, and Robert Kirkman. Skybound, LLC has also leased an office and studio production space located at 10911 Riverside Drive in Los Angeles, California, for a term of 84 months, with an average base rent of $52,051 per month. The lessor of the Riverside Drive Office is Spicy Sauce, LLC, an entity owned and controlled by David Alpert, Jon Goldman, the Operating Company’s Co-Chairman and Manager, and Robert Kirkman. Skybound Game Studios, Inc. has also leased an office space located at 6618 San Fernando Road, Unit 205, Glendale, California, for a term of 24 months, with a base rent of $850 per month.

Human Capital

As of the date of this Report, the Company employed 239 full-time employees and 6 part-time employees. We consider our relationships with our employees to be good and have not experienced any significant work stoppages.

Indebtedness

The following are the material terms of our indebtedness as of the date of this Offering Statement:

On September 25, 2020, the Operating Company entered into a credit agreement with East West Bank for a revolving line of credit which permitted borrowings up to $8,000 thousand. The rate of interest fluctuated based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate could in no event be less than 3.75% per annuum. No interest was charged on the unused balance. The agreement was secured by substantially all the Operating Company's negotiable collateral and intellectual property collateral, was subject to certain financial covenants, and was scheduled to expire on September 25, 2023. On August 3, 2023, the Operating Company entered into an amended and restated credit agreement with East West Bank for a revolving line of credit which permits borrowings up to $10,000 thousand with an accordion feature that can extend the line of credit by another $10,000 thousand, which replaced the revolving line of credit described above. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annum. The interest rate as of December 31, 2025, and 2024 was 6.50% and 7.25%, respectively. No interest is charged on the unused balance. The agreement is secured by substantially all the Operating Company's negotiable collateral and intellectual property collateral, is subject to certain financial covenants. On July 3, 2026, the lender extended the term of the revolving line of credit from August 3, 2026 to November 1, 2026. The collateral securing the agreement includes all of the Operating Company's and its direct and indirect wholly-owned subsidiaries' personal property, tangible property and intangible property (including, but not limited to, intellectual property), whether now owned, presently existing or later acquired or created. The outstanding balance on the line was $10,000 thousand and $6,500 thousand as of December 31, 2025, and 2024, respectively. As of December 31, 2025, the Company was in compliance with the restrictive covenants under its revolving credit agreement. On February 6, 2026, the Operating Company amended its amended and restated credit agreement with East West Bank to increase the commitment under the revolving line of credit to $15,000 thousand, and on March 30, 2026, the Operating Company further amended its amended and restated credit agreement with East West Bank to increase the commitment under the revolving line of credit to $25,000 thousand. On each of March 2, 2026, March 31, 2026 and May 18, 2026, the Operating Company made additional draws on its revolving line of credit with East West Bank, in the amount of $5,000 thousand, $5,000 thousand and $4,000 thousand, respectively. Following these draws, the total outstanding balance on the facility increased to $24,000 thousand as of the date hereof.

Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method over the term of the Loan. Amortization of loan fees is included in interest expense. Interest expense was $665 thousand and $225 thousand for the years ended December 31, 2025, and 2024, respectively.

On June 12, 2023, the Operating Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $3,000 thousand, which SAFE will automatically convert into preferred units of the Operating Company upon the occurrence of a bona fide equity financing in which the Operating Company issues and sells preferred units. The SAFE carries a post-money valuation cap of $500 million, which is adjusted to 90% of its original value, amounting to $450 million. This valuation cap is then increased by the investment amount, resulting in a total post-money valuation cap of $453 million.

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing, then the SAFE investor will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the SAFE.

On April 9, 2024, the Operating Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the sale of Crowd SAFE (Simple Agreement for Future Equity) securities (the "CF Offering") through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Company offered a minimum amount of $50 thousand and up to a maximum amount of $5,000 thousand. At the launch of the CF Offering, the minimum individual purchase amount was $5 thousand, and the maximum individual purchase amount was $5,000 thousand. On April 11, 2024, the Operating Company filed a Form C/A to, among other things, reduce the minimum individual purchase amount to $100. The CF Offering closed on April 29, 2024. In connection with the CF Offering, the Operating Company raised $687 thousand and issued $701 thousand of Crowd SAFE securities, including a 2% securities commission paid to the Intermediary. The Operating Company also paid the Intermediary a one-time onboarding fee of $5 thousand and a cash commission of $41 thousand

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing or the conversion of the Crowd SAFEs, then the Crowd SAFE investors will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the Crowd SAFE.

Legal Proceedings

In the ordinary course of business, the Operating Company may become involved in legal proceedings or may be subject to claims, or the Operating Company may encounter content and items for sale that may infringe its copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Operating Company-owned properties, unauthorized shows that copy the look and feel of Operating Company-owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Operating Company addresses such possible infringement in the ordinary course of business consistent with advice of the Operating Company's counsel. Maple Media, LLC (a direct wholly owned subsidiary of the Operating Company) receives takedown notices from time to time and reviews and actions on such notices and notifications in compliance with U.S. DMCA. The materiality and results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Operating Company's business because of defense and settlement costs, diversion of resources and other factors. The Operating Company makes the following disclosures regarding legal proceedings that are pending as of the date of this Offering Statement :

- On September 17, 2024, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Operating Company) filed a lawsuit in Los Angeles Superior Court for, among other causes of action, breach of contract against, among others, a video game publisher to whom Skybound Game Studios, Inc. had granted an exclusive license to exploit the *Invincible* IP to create a blockchain- and NFT-based mobile video game, which the publisher failed to complete development on and release. Skybound Game Studios, Inc. is seeking damages in excess of $1,500 thousand plus interest. On December 29, 2025, Skybound Game Studios, Inc. and the video game publisher executed a settlement agreement which set forth that the video game publisher would pay to Skybound Game Studios, Inc. $398 thousand in monthly installments throughout calendar year 2026. The first three installments were due on January 30, 2026, February 20, 2026 and March 20, 2026. The video game publisher paid the first two installments late, and, to-date, it has not yet paid the third installment. Skybound Game Studios, Inc. has issued a notice of default and has served a notice of entry of judgment for the terms of the settlement agreement. The Los Angeles Superior Court has provided a certified copy of that judgment and Skybound Game Studios, Inc. is awaiting formal issuance of the judgment by the Court. Skybound Game Studios, Inc. cannot provide assurance that the counterparty will satisfy its obligations under the settlement agreement. If the counterparty fails to make the required payments, Skybound Game Studios, Inc. may be required to pursue additional legal remedies, which could result in increased legal costs, delays in recovery, and uncertainty as to the ultimate amount and timing of any recovery.

- Skybound, LLC (a direct wholly owned subsidiary of the Operating Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in Italian. The publisher has failed to make payments of royalties and other fees. Skybound, LLC estimates $249 thousand in unpaid royalties and other fees are owed by the publisher. Skybound, LLC and the publisher have tentatively agreed on a 24-month payment plan to recover the royalties and other fees that the publisher failed to pay, and are in the process of negotiating a settlement agreement.

- On December 4, 2025, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Operating Company) was served with a complaint by a video game co-publisher with whom Skybound Game Studios, Inc. had entered into a strategic partnership agreement in May 2020, which agreement the parties subsequently terminated in November 2023, although certain rights and obligations in the agreement have survived such termination and therefore elements of the partnership continue to the present. The plaintiff is alleging fraud, conversion, breach of contract, breach of the implied covenant of good faith, negligence and violations of the California Uniform Trade Secret Act. Among other relief, the plaintiff is seeking compensatory damages in excess of $2,800 thousand. Skybound Game Studios, Inc. believes that the claims are without merit and that the non-contractual claims in practice amount to a contractual accounting dispute. Skybound Game Studios, Inc. has engaged outside legal counsel to defend itself. The litigation is currently in the pleadings and discovery stages.

Governmental/Regulatory Approval and Compliance

Our business is subject to a variety of U.S. federal, state and local laws and regulations, as well as foreign laws and regulations in the jurisdictions in which we operate, distribute content, engage personnel, license intellectual property,

market products and services, and conduct production-related activities, including primarily in the United States and Europe. These requirements affect, among other things, intellectual property ownership and enforcement, content distribution, advertising and consumer protection, privacy and data security, labor and employment, taxation, corporate governance, and industry-specific standards applicable to film, television, games, music, publishing and digital media businesses. Certain of our subsidiaries are signatories to collective bargaining agreements and are subject to applicable guild and labor requirements, including those of the Writers Guild of America, SAG-AFTRA, the Directors Guild of America, and the Animation Guild (IATSE Local 839).

We are also subject to laws and regulations relating to trade controls, economic sanctions, anti-corruption, anti-money laundering, and tax compliance in the jurisdictions in which we operate and engage counterparties. Our business depends significantly on the creation, acquisition, licensing, protection and exploitation of intellectual property rights, and we are therefore subject to laws governing copyrights, trademarks, contractual usage rights and related enforcement mechanisms in the United States and internationally. In addition, our digital and interactive businesses are subject to privacy, data protection and cybersecurity requirements, including those applicable in Europe and the United Kingdom. Although we do not believe our business is dependent on any single material governmental approval, we are required to comply with the legal and regulatory frameworks applicable to our operations, and any failure to do so could result in investigations, fines, penalties, litigation, reputational harm, loss of rights, or other adverse effects on our business, financial condition and results of operations.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth the name and position of each of our officers, directors, and other significant individuals.

Name	Position	Term of Office
David Alpert	Chief Executive Officer, Secretary, and Manager	Began July 2018*
Jon Goldman	Co-Chairman and Manager	Began July 2018**
Robert Kirkman	Co-Chairman, Chief Creative Officer, and Manager	Began July 2018***
Gregory Sulak	Chief Financial Officer	Began March 2024
Byung Joon Song	Manager	Began November 2016
Kevin D. Irwin, Jr.	Manager	Began June 2021
Carmen Carpenter	Manager	Began July 2022

* Mr. Alpert has been the CEO of Skybound, LLC and certain other subsidiaries of the Operating Company since 2010; Mr. Alpert served as the sole Manager of the Operating Company from May 2017 to July 2018.

** Mr. Goldman has been an executive officer of Skybound, LLC and certain other subsidiaries of the Operating Company since 2013.

*** Mr. Kirkman has been an executive officer of Skybound, LLC and certain other subsidiaries of the Operating Company since 2010.

The following table indicates the annual compensation of each of the three highest-paid persons who were executive officers or members of the Board during the Operating Company's last completed fiscal year:

Name	Capacities in which compensation was received	Cash compensation	Other compensation	Total compensation
David Alpert*	Chief Executive Officer	$ 251,111	$ 115,010	$ 366,121
Jon Goldman**	Co-Chairman	$ 251,111	$ 115,010	$ 366,121
Gregory Sulak	Chief Financial Officer	$ 450,000	$ 459,262	$ 909,262

* David Alpert is compensated via D.D. Tuercas Trading Company, Inc., a corporation solely owned by David Alpert and his wife.

** Jon Goldman is compensated via Tower 26 VC, LLC, a limited liability company solely owned by Jon Goldman.

The above table discloses information regarding the Operating Company's officers for compensation they received in their capacity as executive officers only. The Managers did not receive any compensation in the fiscal year ended on December 31, 2025, in their capacities as Managers of the Company.

Executive Officers

David Alpert is CEO and co-founder of the Operating Company. Mr. Alpert co-founded Skybound, LLC in 2010 alongside Robert Kirkman, with the belief that there was a better entertainment model: One that empowers creators with more control of their intellectual property (something seldom seen in the entertainment world). This served as the inspiration for the Company's business model, The "Wheel of Awesome." The "Wheel of Awesome" model takes

unique IP that can be adapted across all entertainment platforms in order to incubate, launch, and scale incredible content to best serve the creator and fan experience. Under the Company's approach, a comic book can become a video game, or a TV show can become a podcast, unlocking endless opportunities. As CEO, Mr. Alpert oversees operations, creative development and production, and strategic business initiatives for the Company and its ventures. His day doesn't stop there – he is also a prolific TV, film, and digital producer on several of Skybound's 150+ intellectual properties, with awards for The Walking Dead, Invincible, Outcast, Impact Winter, and many more. Mr. Alpert was the winner of the 2021 Ernst & Young "Entrepreneur of the Year" award and a member of the Young Presidents' Organization (YPO). He graduated with honors from Harvard University and received his JD from New York University School of Law.

Jon Goldman serves as Co-Chairman of the Operating Company. Mr. Goldman's roots lie heavily in video game venture capital, having started his career at a boutique investment bank focused on US-Asia strategic deals. He brings more than two decades of experience in videogames to the Company, where he focuses on corporate development and general leadership. Mr. Goldman has been instrumental in securing capital for the Company through innovative approaches like Regulation A+, Regulation CF, Kickstarter, and traditional venture investment. In addition to his role at the Company, Mr. Goldman runs two early-stage funds in the videogame and VR gaming areas - Tower 26 VC and GC VR Gaming Tracker Fund. He has also served as a Board Partner at Greycroft and Jerusalem Venture Partners. Mr. Goldman was Founder, Chairman, and CEO of Foundation 9 Entertainment, recognized as one of the largest independent videogame developers in the world, spanning 11 studios and 1000 employees. Foundation 9 created hundreds of videogames based on top-tier global brands such as Star Wars, The Matrix, The Simpsons, and Lord of the Rings. He sold Foundation 9 in 2006. Mr. Goldman holds a BA from Harvard University in Asian Studies (graduating magna cum laude) and is a member of Phi Beta Kappa. He was a fellow at the University of Kyoto, Mombusho and also earned a Management Development for Entrepreneurs (MDE) Certificate from UCLA Anderson School of Management.

Robert Kirkman is the Co-Chairman, Chief Creative Officer and co-founder of the Operating Company. Mr. Kirkman, an advocate for creator rights, co-founded Skybound, LLC alongside his longtime business and producing partner, David Alpert, in an effort to ensure creators are able to maintain their intellectual property rights and creative control. Mr. Kirkman continues to develop and produce multiple personal projects and has collaborations with an extensive list of creators in all divisions of the Company, including comics, interactive games, film and television (traditional and digital platforms), licensing, and merchandising. First and foremost, a comic creator himself, Mr. Kirkman has seen groundbreaking success in the adaptation of his comic book titles into major franchises in all forms of content. In 2010, his Eisner award winning series, The Walking Dead, was developed into a television series. It became a worldwide phenomenon as the highest-rated basic cable drama of all time and was the #1 show on television among the coveted 18-49 demo. The property has also been extended into a blockbuster game franchise, licensing business and ongoing publishing success. Additionally, Mr. Kirkman's long-running comic Invincible (with co-creator Cory Walker and contributing creator Ryan Ottley) debuted in 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for two more seasons. The highly anticipated second season debuted in November 2023 and the third season is currently in production. Mr. Kirkman will also produce an adaptation of Invincible for the big screen. The project will be written, directed and produced by Seth Rogen and Evan Goldberg for Universal Pictures. In April 2023, the Dracula feature film, Renfield, from Universal Pictures, premiered, starring Nicolas Cage, Nicholas Hoult, and Awkwafina. Renfield is based on an original idea by Mr. Kirkman, who also serves as producer. Mr. Kirkman serves as consulting producer of The Talking Dead, the popular talk show hosted by Chris Hardwick that deep dives into each week's episode of both The Walking Dead and its companion series, Fear the Walking Dead. Mr. Kirkman is co-creator, writer, and producer of Fear the Walking Dead, which aired its final season in 2023. He is also executive producer of Robert Kirkman's Secret History of Comics, and the Korean pre-apocalyptic drama, Five Year. Mr. Kirkman's popular demonic-exorcism comic, Outcast, was adapted, produced and aired on Cinemax. Additional Kirkman comics include Fire Power (with co-creator Chris Samnee), Oblivion Song (with co-creator Lorenzo De Felici), Die!Die!Die! (with co-creators Chris Burnham and Scott M. Gimple), Super Dinosaur (with co-creator Jason Howard), Battle Pope, Astounding Wolf-Man (with co-creator Jason Howard), Thief of Thieves, and more.

Gregory Sulak is the Chief Financial Officer of the Operating Company. Mr. Sulak oversees the finance and accounting activities of the Company and its subsidiaries, including its publicly-listed subsidiary, 5th Planet Games A/S, on the Olso Stock Exchange. Prior to joining the Company, Mr. Sulak was the Chief Financial Officer of Wondery, Inc., one of the industry's leading podcast studios, and, since 2021, an Amazon-owned company, with revenue streams in advertising, audio and TV licensing, merchandise sales and subscriptions. With over 20 years of experience in digital media and technology, including roles at Machinima/Warner Bros., Yahoo!, and

PricewaterhouseCoopers, Mr. Sulak brings a wealth of knowledge and broad perspective to the Company's operations. Mr. Sulak holds a California Certified Public Accounting certification (inactive), a Master of Business Administration in Finance and Multinational Management from The Wharton School of the University of Pennsylvania and a Bachelor of Arts in Economics/Business from University of California Los Angeles.

Board of Managers

The board of managers of the Operating Company (the ***"Board of Managers"*** or the ***"Board"***) consists of the following members: David Alpert, Jon Goldman, Robert Kirkman, Kevin D. Irwin, Jr., Byung Joon Song, and Carmen Carpenter.

Please see above for biographies of David Alpert, Jon Goldman, and Robert Kirkman.

Kevin D. Irwin, Jr. serves as Chief Executive Officer and Chief Investment Officer at Knollwood Investment Advisory. Mr. Irwin served as Treasurer at Bunting Family Foundation. He is also the Founder of Irwin Tax & Financial Services. He served as Advisor to Spring Capital Partners. He also served as Board Member at Highfive Technologies. Mr. Irwin has a Masters of Science and Finance from Loyola University Maryland and a Bachelor of Science in Accounting & Economics from University of Delaware.

Byung Joon Song holds the position of Global Strategy Officer (GSO) & Chairman at Com2uS Corp., Global Strategy Officer (GSO) & Chairman at Com2uS Holdings Corp. (f/k/a GAMEVIL Inc.), Chairman at Com2uS Platform Corp., Chairman at WYSIWYG Studios Co., Ltd. and Director at Com2uS USA, Inc. Mr. Song is also on the board of Korea Internet & Digital Entertainment Association. He received an undergraduate degree from Seoul National University.

Carmen Carpenter is a Partner at Investment Bank Evolution Media Capital ("EMC"), an affiliate of Creative Artists Agency, focusing on the media, entertainment, and sports industries. EMC has advised on transactions with value in excess of $80 billion for its clients. Prior to joining EMC, Carmen served as Senior Vice President at Bank of America Merrill Lynch in the Entertainment Industries Group, where she oversaw the bank's portfolio of more than $1 billion in direct commitments to companies in the content production and distribution sector. Carmen held similar positions at Royal Bank of Scotland and GE Capital. Ms. Carpenter received a Bachelor of Science degree from the University of Southern California.

PRINCIPAL MEMBERS

The following table sets forth the information concerning the number of outstanding voting securities owned beneficially as of the date of this report by (i) all Company executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the Company's voting securities, and (ii) any other securityholder who beneficially owns more than 10% of any class of the Company's voting securities. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s).

Unless otherwise indicated, the security holders listed below possess sole voting and investment power with respect to the voting securities they own.

Name and address of beneficial owner	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group	41,979,570	—	98.00%(1)
David Alpert (through the Peanut & Pookie Family Trust)(2)	13,993,190	—	32.81%(1)
Robert Kirkman (through the Kirkman Family 2014 Trust)(2)	13,993,190	—	32.81%(1)
Jon Goldman (through the Goldman/Gross Family Trust)(2)	13,993,190	—	32.81%(1)
Com2uS Corp.(3)	1,724,950	—	43.01%(4)
Knollwood Investment Funds LLC(5)	948,650	—	23.65%(4)
Knollwood Investment Funds LLC(5)	1,722,050	—	48.30%(6)
Hiro Capital I SCSp(7)	787,650	—	22.09%(6)
Ghost Angel LLC(8)	688,900	—	19.32%(6)

(1) The applicable class is Common Units.
(2) Such beneficial owner's address is 9570 West Pico Boulevard, Los Angeles, CA 90035.
(3) Such beneficial owner's address is Seoul, BYC, High City A 12th Floor 131, Gangseon-gu, Digital 1 Kangsan-gu, Republic of Korea.
(4) The applicable class is Series A Preferred Interests.
(5) Such beneficial owner's address is 217 International Circle, Hunt Valley, MD 21030.
(6) The applicable class is Series B Preferred Interests.
(7) Such beneficial owner's address is 1-4 Rue Stumper, Luxembourg, Luxembourg L-2557.
(8) Such beneficial owner's address is 55 East Third Avenue, San Mateo, CA 94401.

CURRENT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of any transactions since the beginning of the our last fiscal year, or any currently proposed transactions, where the amount involved exceeds five percent of the aggregate amount of capital raised by us in reliance on Regulation Crowdfunding during the preceding 12-month period, including the amount we seek to raise in the Offering, in which any of our directors or officers, any person who is, as of the most recent practicable date, the beneficial owner of 20% or more of the our outstanding voting equity securities, calculated on the basis of voting power, or any immediate family member of any of the foregoing persons:

Robert Kirkman, the Company's Co-Chairman, Chief Creative Officer, and Manager, via his entity Robert Kirkman, Inc. (formerly Robert Kirkman, LLC) (RKI), is party to a Master License Agreement with Skybound, LLC, pursuant to which he has granted an exclusive license to Skybound, LLC to commercialize all comic books created by Robert Kirkman as merchandise, comic books, and video games, and as the exclusive administrator in connection with any motion picture or television projects based on any of the comic books. Pursuant to the Amended and Restated Master License Agreement (the "Master License Agreement") filed as Exhibit 6.4, Skybound, LLC will make royalty payments to RKI in the amount of: (i) 15% of Net Sales (as defined in the Master License Agreement) with respect to Articles (as defined in the Master License Agreement) (other than video games and applications) manufactured and sold by Skybound, LLC; (ii) 30% of Gross Revenues (as defined in the Master License Agreement) with respect to Articles (other than video games and applications) manufactured and sold by a Third Party (as defined in the Master License Agreement); (iii) 30% of Gross Revenues with respect to Articles that are video games and applications (excluding video games and applications developed and/or published by Skybound, LLC or any of its affiliates); and (iv) with respect to Articles that are video games and applications that are developed and/or published by Skybound, LLC or any of its affiliates, a royalty will be negotiated by Skybound, LLC and RKI in good faith which will be a customary market standard royalty for similarly-situated creators and developers and/or publishers.

RKI has entered into various agreements as a co-party with the Company's subsidiaries in connection with the commercialization of certain intellectual property rights belonging to RKI. These agreements allow certain third parties to use RKI's intellectual property to create and distribute certain television projects, books, films, merchandise, and video games. RKI has also entered into an agreement with Skybound Interactive, LLC, a subsidiary of the Company through Bumbio LLC, as a co-party, in which they provide marketing services to a third-party games developer.

Robert Kirkman is also a partner at Image Comics, Inc., which publishes the Company's comic books.

David Alpert, via his and his wife's wholly owned entity, D.D. Tuercas Trading Company, Inc., have entered into a Services Agreement with the Company (as the same has been or may be amended from time to time). Jon Goldman, via his wholly owned entity, via Tower 26 VC, LLC, has also entered into a Services Agreement with the Company (as the same has been or may be amended from time to time). Please see Item 3 for the compensation of such entities for the fiscal year ended December 31, 2025. For the fiscal year ended December 31, 2024, the Company compensated each of David Alpert and Jon Goldman in the amount of $200 thousand each, via the afore-mentioned entities, pursuant to the Services Agreements. In September 2025, the Company amended the Services Agreement with each of Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert) to increase the annual fee under each agreement from $200 thousand to $300 thousand.

Certain of the Company's subsidiaries have leased office space located at 9570 West Pico Boulevard, Los Angeles, California (the "Pico Office"), for a term of seven years, with a base rent of $87,286 per month. The lessor of the Pico Office is Blueberry & Chicken, LLC, an entity owned and controlled indirectly by David Alpert, the Company's Chief Executive Officer, Secretary, and Manager, and Robert Kirkman. Skybound, LLC has also leased an office and studio production space located at 10911 Riverside Drive in Los Angeles, California (the "Riverside Drive Office"), for a term of 84 months, with an average base rent of $52,051 per month. The lessor of the Riverside Drive Office is Spicy Sauce, LLC, an entity owned and controlled by David Alpert, Jon Goldman, the Company's Co-Chairman and Manager, and Robert Kirkman.

The Company entered into a loan agreement with its employee Ian Howe in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. On March 6, 2025, Skybound Games UK Limited (an indirect wholly owned subsidiary of the Company) entered into a settlement agreement with Ian Howe pursuant to which Mr. Howe's employment with Skybound Games UK Limited was terminated effective as of

February 7, 2025. The Company's loan agreement remains in effect in accordance with its terms (as amended from time to time). As of December 31, 2025, the principal amount of $250.5 thousand (plus accrued interest) remained outstanding under the loan agreement. The Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman in November 2022, with each loan in the principal amount of $500 thousand and secured by a pledge of 50,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. As of December 31, 2025, the principal amount of $500 thousand (plus accrued interest) remained outstanding under each loan agreement. The Company has guaranteed loans entered into between entities owned by the Company's directors and executive officers and certain lenders. Such loans include (i) the Loan Agreement dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank and (ii) the Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank.

On August 31, 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 200,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. As of December 31, 2025, the principal amount of $1,961 thousand (plus accrued interest) remained outstanding under each loan agreement. On August 31, 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 55,000 Common Units held by Mr. Murray. As of December 31, 2025, the principal amount of $654 thousand (plus accrued interest) remained outstanding under the loan agreement.

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction. In 2025, the Company did not redeem any Common Units from David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) or Jon Goldman (through the Goldman/Gross Family Trust).

The Company and certain of its subsidiaries have entered into standard indemnification agreements with their respective directors and officers, as applicable.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion.

The Company or its subsidiaries have entered into one or more commercial agreements with Com2uS Corp. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company's Board of Managers.

Except for such the above issuances, we are not a party to any agreements where the amount involved exceeds 5% of the aggregate amount of capital we raise in reliance on Regulation Crowdfunding during the preceding 12-month period, including the amount we seek to raise in this offering.

TERMS OF THE OFFERING

We are offering a minimum of 773 Common Units, which we refer to as the Units, at $12.50 per Unit, representing 773 Units of Common Units of the Operating Company, for gross proceeds of $10,000.68, and a maximum of 399,960 Units representing 399,960 Units of Common Units of the Operating Company for gross proceeds of $5,000,000.00. You should note that the total amount of Units that will be issued in this offering is subject to increase due to the bonus Unit structure described below, and that the Operating Company will issue one unit of its Common Units to the Crowdfunding Vehicle as a bonus unit for each bonus unit we issue to the investors in this offering. Your investment in our business will be made through the Crowdfunding Vehicle, a special purpose investment vehicle that is exempt from registration pursuant to Rule 3a-9. The minimum investment amount necessary to participate in this Offering is $1,000 (excluding a 3.5% investor processing fee which investors will pay as a result of their investment in this offering). The purpose of the Offering is to raise capital for our business, working capital, and general operating purposes. See "*Use of Proceeds*" for more information. You should note that the price of the Units being sold in this offering was arbitrarily determined by our management. See "*Risk Factors - There has been no independent valuation of our Units, which means that such Units may be worth less than the Offering price in this offering*" for more information.

Bonus Units

This Offering involves a bonus Unit structure based on (i) the timing of an investment relative to the Offering Commencement Date (as defined below) and (ii) whether the investor is an Existing Investor. For purposes of this Offering, an "Existing Investor" means any investor who, as of immediately prior to the time of the Offering Commencement Date, holds Units of (a) the Crowdfunding Vehicle; (b) Skybound Holdings CF Investors SPV, LLC, the special purpose crowdfunding vehicle through which the Operating Company previously conducted an offering pursuant to Regulation Crowdfunding; or (c) in the Company directly. Bonus Units will be distributed to investors based on the following tiers:

<u>Tier 1</u> Existing Investors who purchase Units during the period commencing on the filing date of this Offering Statement ("Offering Commencement Date") and ending on July 9, 2026 at 11:59 PM Pacific Time shall receive bonus Units equal to 15% of the Units purchased. All other investors who purchase Units during such period shall receive bonus Units equal to 10% of the Units purchased.

<u>Tier 2</u> Existing Investors who purchase Units during the period commencing on July 10, 2026 and ending on August 8, 2026 at 11:59 PM Pacific Time shall receive bonus Units equal to 10% of the Units purchased. All other investors who purchase Units during such period shall receive bonus Units equal to 5% of the Units purchased.

<u>Tier 3</u> All investors who purchase Units during the period commencing on August 9, 2026 and ending on the date that this Offering terminates shall receive bonus Units equal to 5% of the Units purchased.

For the avoidance of doubt, the applicable bonus percentage shall be determined based on the date on which the investor's subscription is accepted by the Company.

For example, if an Existing Investor purchases 1,000 Units on June 1, 2026, such investor will receive 150 bonus Units (15% of 1,000 Units). If a non-Existing Investor purchases 1,000 Units on the same date, such investor will receive 100 bonus Units (10% of 1,000 Units). If an Existing Investor purchases 1,000 Units on July 28, 2026, such investor will receive 100 bonus Units (10% of 1,000 Units). If a non-Existing Investor purchases 1,000 Units on the same date, such investor will receive 50 bonus Units (5% of 1,000 Units).

No fractional bonus Units will be issued and, accordingly, bonus Units will be rounded down to the nearest whole bonus Unit.

For each bonus Unit of the Crowdfunding Vehicle issued to the investors in this Offering, the Operating Company will issue an identical amount of Units to the Crowdfunding Vehicle.

Subscription Process

The transaction between the issuer and the investor will be completed through our intermediary, DealMaker Securities LLC, on our intermediary's Platform located at www.invest.skybound.com. To subscribe to this offering of our Units, you must have an active account with the intermediary on the Platform. Upon our acceptance of your subscription agreement and your delivery of your investment funds into the escrow account, you will be able to download a fully-signed copy of the subscription agreement showing the principal amount invested by you. Thereafter, you must wait until we perform a closing on your investment funds and issue Units to you, you cancel your investment commitment, or we terminate this offering , in each case in accordance with the terms set forth below and within the subscription agreement.

If you participate in this offering, you will acquire our Units pursuant to a subscription agreement which is not binding until accepted by us with 15 days of our receipt thereof, and that we reserve the right to reject in our sole and absolute discretion, any or all of your investment commitment and subscription agreement. If we reject any of your investment commitment, we will refund or cause our Escrow Agent to refund your investment funds without deduction for any fee, commission, or expense, and without accrued interest with respect to any money we received. You may cancel your investment for any reason and at any time, but no less than 48 hours before a closing of the Offering, by sending an email to info@dealmakersecurities.com stating your intent to cancel your investment commitment and signed subscription agreement. Thereafter, your investment commitment and signed subscription agreement will be considered cancelled, and you will be contacted directly by our intermediary with any further information. If your investment commitment is canceled, we will refund or cause the escrow agent to refund your investment without deduction for any fee, commission, or expense, and without accrued interest with respect to any money we received.

If there is a material change to the terms of the Offering or to the information we provide to you in connection therewith, our intermediary will send you and each other investor in this offering a notice of the material change which informs that your investment commitment will be cancelled unless you reconfirm such investment commitment within five business days. If you or any other investor in this offering fails to reconfirm your investment commitment within the reconfirmation period, your investment commitment will be cancelled automatically and our intermediary will send you a notification that we cancelled your investment commitment, and we will cause our Escrow Agent to refund your investment funds.

If the Company fails to raise the minimum Offering amount by the Offering deadline, each investor's investment commitment will be cancelled automatically, and our Escrow Agent will direct refunds of all canceled investment commitments within five business days.

Early Closing

We may conduct an early closing of this offering if we have raised the Minimum Offering Amount, our Offering has been open for at least 21 days prior to the early closing, our Offering will remain open for at least 21 days after the early closing, unless such closing is on the maximum offering amount of 399,960 Units, in which case the Offering would be complete, our intermediary provides notice to current or potential investors and investors who have made investment commitments of the closing date, their right to cancel any investment commitments until 48 hours before the closing date, and whether the issuer will accept investment commitments within 48 hours prior to the closing date, and the early closing will occur at least five business days after the intermediary provides notice of such early closing.

Ongoing Reporting

The Company intends to satisfy its obligation to provide investors with updates regarding its progress in meeting the Minimum Offering Amount in accordance with Rule 203 of Regulation Crowdfunding by filing a Form C-U with the Securities and Exchange Commission upon reaching the Minimum Offering Amount. The Company will also file a final progress update on Form C-U no later than five business days after the Offering deadline, disclosing the total amount of Securities sold in the Offering.

The following is a summary of the important terms of the Operating Company's authorized capital, including the Units. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Operating Company's Operating Agreement. Capitalized terms used herein but not defined shall have the meaning ascribed to them in the Operating Company's Operating Agreement, attached hereto as Exhibit D. The Crowdfunding Vehicle has one class of units that are structured to afford the investors in this Offering securities substantially equivalent to the Common Units of the Operating Company being offered in this offering, as required by Rule 3a-9 of the Investment Company Act of 1940, as amended. Any material differences between the Common Units of the Operating Company and the corresponding units of the Crowdfunding Vehicle, each being offered hereby, are described in the disclosure that follows.

DESCRIPTION OF OUR UNITS

The Company is authorized to issue multiple classes of equity interests, including Common Units, Series A Preferred Units, Series B Preferred Units, and Incentive Plan Units (collectively, "Units"). All Units are classified as equity interests and are not subject to mandatory redemption provisions. On October 24, 2022, the requisite number of members of the Operating Company approved a forward Unit split whereby each Common Unit, Preferred Unit, and Incentive Plan Unit was exchanged for 7.18732 Units. On April 4, 2024, the requisite number of members of the Operating Company approved a forward Unit split whereby each Common Unit, Preferred Unit, and Incentive Plan Unit was exchanged for 5 Units. On May 22, 2026, the requisite number of members of the Operating Company approved a forward Unit split whereby each Common Unit, Preferred Unit, and Incentive Plan Unit was exchanged for 10 Units. All Units and related amounts have been adjusted to reflect the effect of these Unit splits.

As of the date hereof, the Operating Company has (i) 42,649,290 Common Units issued and outstanding, (ii) 85,830 Incentive Plan Units issued and outstanding, (iii) 4,010,200 Series A Preferred Units issued and outstanding, (iv) 3,565,400 Series B Preferred Units issued and outstanding, and (v) 1,784,350 Series Interests issued and outstanding under the Skybound Holdings LLC – Regulation A Series, an unprotected series under Section 18-215(a) of the Delaware Limited Liability Company Act. In addition to the foregoing, the Operating Company has outstanding (a) warrants to purchase 91,250 Series A Preferred Units at an exercise price of $10.955 per Unit, (b) warrants to purchase 728,420 Common Units at various exercise prices ranging from $0.001 to $5.806 per Unit, (c) options to purchase 3,787,980 Incentive Plan Units pursuant to our equity incentive plan, (d) an outstanding SAFE instrument in the amount of $3,000,000 which will automatically convert into preferred units of the Operating Company at a post-money valuation cap of $453,000,000 upon the occurrence of a bona fide equity financing in which the Operating Company issues and sells preferred units, (e) outstanding Crowd SAFE instruments with an aggregate value of $700,844.96 which will be convertible into Common Units of the Operating Company, and (f) 9,365,800 Common Interest Appreciation Rights (CIARs). The Operating Company also has 383,330 Common Units reserved for issuance pursuant to the Maple Media acquisition (see Note 3 to the financial statements attached hereto).

A description of our authorized securities and other provisions of the Operating Company's operating agreement is set forth below.

Series A Preferred Units

The Series A Preferred Units are one of the four classes of equity Units in the Company and are held by certain institutional investors, including the Lead Series A Investor, Com2uS Corporation.

The Series A Preferred Units have a liquidation preference and original issue price of $5.797 per Unit, as adjusted to reflect the Operating Company's equity splits. In a dissolution or deemed liquidation event, after payment of liquidation costs, debts, and reserves, holders of Series A Preferred Units are entitled to receive their liquidation preference, in proportion to the aggregate preferred liquidation preferences, before any distribution to holders of Common Units. Series A Preferred Units then participate with Common Units pro rata in remaining proceeds, subject to an overall participation cap of two times the liquidation preference (i.e., a 2.0x participating preferred structure). If a Series A holder would receive more by converting into Common Units in a deemed liquidation event, the Series A Preferred Units are deemed converted immediately prior to the event for purposes of the distribution.

Series A Preferred Units vote on matters submitted to Members on an as-if-converted basis, with each holder having a number of votes equal to the number of Common Units issuable upon conversion. Series A Preferred Units are convertible into Common Units at the option of the holder at the applicable conversion rate (original issue price divided by conversion price), and convert mandatorily upon (i) the written consent of holders of at least two-thirds of the outstanding Series A Preferred Units or (ii) an IPO meeting the qualifying thresholds specified in the operating

agreement. The conversion price is subject to customary adjustments for splits, combinations, recapitalizations, and weighted-average anti-dilution for dilutive issuances, with enumerated exclusions and a holder waiver mechanic at the two-thirds threshold.

The Lead Series A Investor (Com2uS) has the right to designate one Manager so long as it continues to hold at least one-third of the Series A Preferred Units it initially purchased, with that right not transferable other than to a permitted transferee. So long as at least the requisite threshold of Preferred Units issued as of the end of the Series B financing round remains outstanding, certain extraordinary actions require approval by holders of at least 55% of the outstanding Preferred Units (Series A and Series B voting together as a single class on an as-if-converted basis), including, but not limited to, changes to the size of the Board, creation of senior securities, and certain dispositions. Series A Preferred Units are subject to transfer restrictions, including Board consent, the preferred right of first offer, tag-along and drag-along rights, and preemptive rights for issuances of new senior securities (which include Series B and other senior or pari passu equity). Holders of Series A Preferred Units constituting at least 25% of the Series A financing round are entitled to financial statements, budgets, and inspection rights as set forth in the operating agreement. Holders of Series A Preferred Units also benefit from a registration rights provision requiring the Operating Company to offer Preferred Members terms no less favorable than those offered to other Members.

Series B Preferred Units

The Series B Preferred Units rank on parity with the Series A Preferred Units in liquidation but enjoying enhanced protective rights, including those tailored to the Lead Series B Investor, Knollwood Investment Fund LLC.

The Series B Preferred Units have a liquidation preference and original issue price of $5.806 per Unit, as adjusted to reflect the Operating Company's equity splits. In a dissolution or deemed liquidation event, after payment of liquidation costs, debts, and reserves, holders of Series B Preferred Units are entitled to receive their liquidation preference, in proportion to the aggregate preferred liquidation preferences, before any distribution to Common Unit holders, and thereafter participate pro rata with Common Unit holders, subject to an overall 2.0x participation cap on the liquidation preference. As with the Series A Preferred Units, the Series B Preferred Units are deemed converted to Common Units immediately prior to a deemed liquidation event if conversion would yield a greater distribution.

Series B Preferred Units vote on an as-if-converted basis with the Common Units, with the number of votes equal to the number of Common Units issuable upon conversion. Series B Preferred Units are convertible into Common Units at the option of the holder at the applicable conversion rate (original issue price divided by conversion price), and convert mandatorily upon (i) the written consent of holders of a majority of the outstanding Series B Preferred Units or (ii) a qualifying IPO. The conversion price is subject to customary adjustments and weighted-average anti-dilution for dilutive issuances (with enumerated exclusions), and may be waived as to a particular issuance with the consent of holders of a majority of the outstanding Series B Preferred Units.

So long as at least the threshold amount of Series B Preferred Units issued in the Series B financing round remains outstanding, approval of holders of a majority of outstanding Series B Preferred Units is required for, among other things, adverse amendments to Series B rights, increases in or issuances of additional Series B Preferred Units, reclassifications creating senior or pari passu securities, mandatory conversion (other than upon an IPO), and deemed liquidation events with an implied enterprise value below $600 million. The Lead Series B Investor (Knollwood) has the right to designate one Manager. Holders of at least 25% of the Series B financing round are entitled to the financial reporting, budgets, and inspection rights specified in the operating agreement.

Series B Preferred Units are subject to the operating agreement's transfer restrictions, including Board consent, the preferred right of first offer, tag-along and drag-along rights, and preemptive rights for senior securities issuances. Holders of Series B Preferred Units also benefit from a registration rights provision requiring the Operating Company to offer Preferred Members terms no less favorable than those offered to other Members.

Common Units

Common Units carry full voting rights, with action at meetings of Members generally requiring the affirmative vote of Members holding more than 50% of the outstanding Common Units (determined on an as-converted basis with the Preferred). Members holding at least 40% of the outstanding Common Units (on an as-converted basis) may call a Member meeting. Common Unit holders share in distributions of available cash flow when made by the Board pro rata based on their proportionate share, and on dissolution they receive the residual amounts after satisfaction of liquidation costs, debts, reserves, and the preferred liquidation preferences (subject to the 2.0x preferred participation cap, after which Common Unit holders effectively share the upside). Common Units are not convertible (the Preferred convert into Common, not vice versa), and they are the security into which Preferred Units convert at the applicable conversion rate.

Common Units held by the founding members (the Skybound Members) are subject to a robust suite of restrictions and special rights, including a right of first refusal in favor of the other founding members on bona fide third-party offers, mandatory call rights and Operating Company repurchase rights upon death, disability, involuntary transfer, or termination for cause (at fair market value, generally with 20% paid at closing and the remainder under a 4-year, 5% interest promissory note), and domestic transfer mechanics tailored to each of the founding member holdings. The founding members appoint their designated Managers (and an additional appointed Manager), and unanimous consent of all founding members is required for material actions such as amendments to the operating agreement or certificate of formation, mergers, and dispositions of substantially all assets.

Common Units held by holders other than the founding members are subject to a separate Operating Company-level right of first refusal, requiring notice to the Operating Company and a 30-day Company election period before any non-permitted transferee transfer. All Common Units are also subject to tag-along rights (allowing non-transferring Members to participate pro rata at the same per-Unit price in qualifying founding member sales) and drag-along rights (under which Common Unit holders, Preferred Unit holders, and other Members can be required to participate in a Board-approved sale on equal per-class terms, with consideration allocated based on relative liquidation preferences). Common Units issued in the Operating Company's Regulation A offering that closed June 10, 2023 are tracked through a Regulation A Series administered by Skybound Holdings LLC as Series Manager, and the economic rights of those Series Members generally mirror those of Common Unit holders, with Series-specific transfer and information rights administered through the transfer agent (Colonial Stock Transfer Company, Inc.) and the offering platform.

Incentive Plan Units

The Incentive Plan Units are profits-style equity Units issued to service providers under the Skybound Holdings LLC 2019 Equity Incentive Plan. The Administrator of the 2019 Equity Incentive Plan may grant Incentive Plan Units in its sole discretion, including by setting all relevant terms (such as vesting) in the applicable option agreement, and an exercise dilutes all Members pro rata.

Incentive Plan Units are non-voting Units. Holders of Incentive Plan Units are not entitled to vote on any matter coming before the Members, and any reference in the operating agreement to a Member vote means a vote of Members holding non-Incentive Plan Units. Holders also waive, to the greatest extent permitted by law, the right to receive information regarding the Operating Company and its subsidiaries and access to their books and records. Incentive Plan Units are intended to be received in exchange for the recipient's services, and recipients who make a Code Section 83(b) election must promptly provide a copy to the Operating Company.

For economic purposes, Incentive Plan Units share in distributions of available cash flow when made by the Board, in proportion to each Member's proportionate share, with all Member Units (including the Preferred Units treated on an as-converted basis) included in the calculation. Incentive Plan Units are not separately enumerated in the dissolution waterfall as a class with a liquidation preference; they share in residual distributions to all Members in proportion to their proportionate shares after the preferred liquidation preferences have been paid (subject to the 2.0x preferred participation cap). Incentive Plan Units are excluded from the calculation of preemptive proportionate share for new senior securities, meaning Incentive Plan Members do not participate in preemptive offerings. Incentive Plan Units are, however, treated materially the same as Common Units in connection with a tag-along sale, and the equity incentive plan or any option may give a service provider the opportunity to exercise vested or unvested options and to sell the resulting Incentive Plan Units in the tag-along sale.

Incentive Plan Units are subject to the Operating Company-level right of first refusal on transfers by holders of Common Units or Incentive Plan Units (other than the founding members), and to the general transfer restrictions,

including the void ab initio remedy for non-compliant transfers. If an amendment or waiver materially and disproportionately affects the economic interest of an Incentive Plan Member relative to other Incentive Plan Members, that holder's written consent is required. Issuances of options and Incentive Plan Units to employees, officers, service providers, or Board members under the equity incentive plan or another Board-approved plan are excluded from the definition of new senior securities (and thus from preemptive rights) up to a 20% fully diluted cap, and are excluded from the anti-dilution adjustments to the preferred conversion prices up to a 10% fully diluted cap.

Warrants

The Operating Company has issued warrants to purchase both Series A Preferred Units and Common Units, in each case in connection with financings or other commercial arrangements with its members and counterparties. In December 2019, in connection with the issuance of Series A Preferred Units to one of its members, the Operating Company issued warrants to purchase 91,250 Series A Preferred Units at an exercise price of $10.955 per Unit, for an aggregate exercise price of approximately $1.0 million. The warrants vested over four years, with 23,000 Units having vested on December 13, 2020, 22,600 Units on December 13, 2021, 22,650 Units on December 13, 2022, and 23,000 Units on December 13, 2023.

In September 2020, the Operating Company issued warrants to purchase 86,200 Common Units at an exercise price of $0.028 per Unit, for an aggregate exercise price of approximately $2,000. In November 2024, the Operating Company issued additional warrants to purchase 68,890 Common Units (for an aggregate exercise price of $10) and 500 Common Units (at an exercise price of $0.001 per Unit). During 2025, the Operating Company issued warrants to purchase an additional 572,830 Common Units at an exercise price of $5.806 per Unit.

The warrants issued in 2024 were fully vested on their respective grant dates. The warrants issued in 2025 were 50% vested on the grant date, with the remaining 50% scheduled to vest on the first anniversary of the grant date.

Each of the foregoing warrants is exercisable for a fixed number of Units at a fixed exercise price and is settled exclusively in equity; none of the warrants permit or require cash settlement. The warrants do not carry voting rights or other governance rights prior to exercise, and any events that could otherwise trigger settlement, including liquidation events, are subject to the Operating Company's governance approvals. The warrants include customary weighted-average anti-dilution protection but do not contain any discretionary or contingent repricing or conversion features outside of those standard anti-dilution mechanics.

Other Outstanding Units

In addition to the four principal classes described above, the Operating Company has established the Skybound Holdings LLC Regulation A Series (the “Regulation A Series”) for investors who acquired 1,784,350 Common Units in the Company’s Regulation A offering that closed on June 10, 2023. The Regulation A Series was established pursuant to the Eighth Amendment to the Operating Company’s Sixth Amended and Restated Operating Agreement and a related Series Operating Agreement. The Regulation A Series’ manager is Skybound Holdings LLC. The Regulation A Series is an unprotected series intended for administrative and accounting purposes only. It does not create legal segregation of assets, liabilities, or capital accounts and does not provide a statutory liability shield under Section 18-215(b) of the Delaware LLC Act. Except as expressly provided in the Regulation A Series documents, the economic and other rights associated with the Regulation A Series Units generally mirror the rights of Common Units under the Operating Agreement. The Regulation A Series Units are not being offered hereby.

Governance

The Operating Company is a Delaware limited liability company formed under the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq. (the "Act"), and, except as otherwise expressly provided in the Operating Agreement, the management and control of the Operating Company and its business is vested in a Board of Managers (the "Board"), which has all of the rights, powers, and authority generally conferred under the Act to carry out the Operating Company's business and to perform all acts and to enter into agreements on behalf of the Operating Company. The Board consists of six Managers, each of whom is referred to as a "Manager."

Board composition reflects negotiated appointment rights of the principal Member groups. Each "Skybound Member"—being the Alpert Trust, the Kirkman Trust, and Jon Goldman (and their Permitted Transferees, so long as they remain a Member)—appoints one Manager to the Board (each, a "Skybound Manager"), and the Skybound Members collectively appoint one additional Manager (the "Skybound Appointed Manager") who is not a Skybound Manager for purposes of the Operating Agreement. So long as the Lead Series A Investor (Com2uS Corporation, or

its Permitted Transferee) continues to own at least one-third of the Series A Preferred Units it initially purchased (as equitably adjusted for splits and similar transactions), it is entitled to appoint one Manager (the "Lead Series A Investor Manager"); if that right is lost, the Members by majority vote may appoint a replacement Manager who does not have rights specifically applicable to the Lead Series A Investor Manager. The right to appoint the Lead Series A Investor Manager is not transferable other than to a Permitted Transferee.

The Lead Series B Investor (Knollwood Investment Fund LLC, or its Permitted Transferee) is entitled to appoint one Manager (the "Lead Series B Investor Manager," and together with the Lead Series A Investor Manager, the Skybound Managers, and the Skybound Appointed Manager, the "Appointed Managers"); if the Lead Series B Investor fails to invest at least 50% of its pro rata allocation in subsequent financing rounds, the Company may replace the Lead Series B Investor Manager with the Lead Series B Investor's consent (not to be unreasonably withheld, delayed, or conditioned). The Lead Series B Investor's appointment right terminates automatically upon an IPO, and the Lead Series B Investor Manager is entitled to serve on each committee of the Board.

The Board acts at duly called meetings or by written consent of the Managers, in each case requiring (except as otherwise provided in the Operating Agreement) the affirmative vote or written consent of a majority of the Managers ("Board Consent"). As amended, at least two Business Days prior to any Board action by written consent, the Operating Company is required to circulate to all Managers a copy of the consent and accompanying explanatory materials reasonable and appropriate to inform the Managers of the proposed action. Meetings of the Board may be called by any Manager (subject to a limit of two meeting calls per Manager per Fiscal Year), may be held at any location within or outside Delaware, and may be held telephonically; notice generally must be given not less than five Business Days (or, for regularly scheduled meetings, ten Business Days) and not more than 30 calendar days in advance, and may be waived. Managers may vote in person or by proxy and serve without compensation, but are entitled to reimbursement for reasonable expenses incurred in attending duly noticed Board meetings.

The Board may from time to time designate Managers, Members, or other individuals as officers (each, an "Officer"), assign customary corporate titles (such as Chief Executive Officer, President, Chief Operations Officer, Chief Financial Officer, and Secretary), and delegate to such Officers the authority and duties customarily associated with such offices. Officers serve at the pleasure of the Board, may be removed at any time with or without cause, and may resign by written notice; the Operating Agreement initially designated David Alpert as Chief Executive Officer and Secretary, Robert Kirkman as President and Chief Creative Officer, and Jon Goldman as Chief Operations Officer.

Members generally do not participate in the day-to-day management of the Operating Company. Except as otherwise specifically provided in the operating agreement, no Member, in its capacity as such, has authority to take part in management, transact business on behalf of the Operating Company, or bind the Operating Company. There is no requirement to hold annual or other Member meetings; meetings of the Members may be called by the Board or by Members holding at least 40% of the outstanding Common Units (determined on an as-converted basis), upon at least five business days' prior written notice. Member action at meetings or by written consent generally requires the affirmative vote or written consent of Members holding more than 50% of the outstanding Common Units (determined on an as-converted basis).

A number of significant decisions are subject to enhanced approval requirements. The prior written approval of each founding member-designated Manager is required for the liquidation, dissolution, or winding up of the Operating Company or any material subsidiary, the appointment of a receiver or like officer, and any sale, assignment, license, pledge, or encumbrance of all or substantially all of the Operating Company's property. The unanimous vote or written consent of the founding members is required for, among other matters, any material amendment to the certificate of formation or the operating agreement, any merger, consolidation, sale, lease, conveyance, or other disposition (in one or a series of related transactions) of all or substantially all of the Operating Company's equity or operating assets to an unrelated third party, the liquidation, dissolution, or winding up of the Operating Company or any material subsidiary, and the removal, replacement, or appointment of any founding member-designated Manager.

So long as at least the threshold quantity of Preferred Units issued as of the end of the Series B financing round remains outstanding (as adjusted from time to time), approval of holders of at least 55% of the outstanding Preferred Units (voting together as a single class on an as-if-converted basis) is required for actions including any merger, consolidation, internal reorganization (other than among the Operating Company and wholly owned subsidiaries), or sale, lease, conveyance, or other disposition of at least 50% of the equity or operating assets of the Operating Company; the liquidation, dissolution, or winding up of the Operating Company or any subsidiary; the authorization or creation of any new class or series of Operating Company securities having rights senior to the Preferred Units, or the issuance of additional Series A Preferred Units; any increase or decrease in the authorized size of the Board or any change in

the number of votes entitled to be cast by any Manager; the incurrence of debt above specified thresholds; certain material intellectual property dispositions outside the ordinary course (subject to alternative majority Board approval); a change in the Operating Company's primary line of business; adverse amendments to the powers, preferences, or rights of the Preferred Units; certain repurchases or redemptions of Units (subject to enumerated exceptions); and any distribution unless approved by a majority of the entire Board.

So long as the threshold quantity of Series B Preferred Units issued in the Series B financing round remains outstanding, approval of holders of a majority of the outstanding Series B Preferred Units is required for, among other things, amendments or waivers of the rights, preferences, or privileges of the Series B Preferred Units in a manner that adversely affects them; increases or decreases in the authorized Series B Preferred Units or issuances of additional Series B Preferred Units; reclassifications of junior or pari passu securities to be senior to or pari passu with the Series B Preferred Units; mandatory conversion of the Series B Preferred Units into Common Units (other than upon an IPO); certain entity formation or holding activities outside Operating Company-controlled entities (subject to alternative majority Board approval); and effecting a deemed liquidation event with an implied enterprise value of less than $600 million.

Information Rights

The operating agreement establishes a tiered information and inspection rights framework that distinguishes between the rights of all Members, the enhanced rights of certain qualified investors, and the express waiver of information rights by holders of Incentive Plan Units. At the baseline, the Operating Company is required to maintain its books and records in accordance with the Operating Company's method of accounting at its principal office, including a current list of the full name and last known business or residence address of each Member and assignee (together with the capital contributions and number of Units held by each Member), the full names and business addresses of the Managers, copies of the financial statements of the Operating Company for specified prior fiscal years, and the Operating Company's books and records relating to its internal affairs for at least the current and past four fiscal years (in the case of financial statements and books and records, except as otherwise required by law or as agreed by holders of a majority of the Units, excluding Incentive Plan Units, voting together as a single class on an as-if-converted basis).

Qualified investors with information rights include (i) any founding member, (ii) any Series A Preferred Member that owns at least 25% of the total number of Series A Preferred Units issued during the Series A financing round (as equitably adjusted for splits and similar transactions), and (iii) any Series B Preferred Member that owns at least 25% of the total number of Series B Preferred Units issued during the Series B financing round (as equitably adjusted). The Operating Company is required to provide each such qualified investor with copies (electronic copies being sufficient) of: (i) within 180 days after the close of each fiscal year, consolidated financial statements of the Operating Company and its subsidiaries; (ii) within 45 days after the close of each fiscal quarter (beginning with the first fiscal quarter of 2020), quarterly consolidated financial statements of the Operating Company and its subsidiaries; (iii) projections and budgets prepared and delivered to the Board or any committee of the Board, or otherwise provided to the Board or any committee; and (iv) such other information as may be reasonably requested by the qualified investor. The annual financial statements provided through the books and records framework are required to be reviewed by a certified accounting firm with respect to fiscal year 2020 and audited consolidated financial statements with respect to fiscal year 2021 and each fiscal year thereafter.

Qualified investors with information rights are also entitled, through their designated representatives and upon reasonable notice during normal business hours (and at such other times as may reasonably be requested), to (i) visit and inspect any of the properties of the Operating Company and its subsidiaries, (ii) examine the corporate and financial records of the Operating Company and its subsidiaries, and (iii) discuss the affairs, finances, and accounts of the Operating Company and its subsidiaries with the managers, officers, key employees, and accountants of the Operating Company and its subsidiaries. These rights are subject to limitations designed to avoid undue burden, including conditions that the visits, inspections, examinations, and discussions not unreasonably divert employees from day-to-day operations or cause the Operating Company to incur any expense beyond a de minimis amount. The Operating Company may also withhold information from financial reporting deliveries, books and records access, and on-site inspections to the extent necessary to satisfy bona fide confidentiality obligations and to maintain applicable legal privileges.

The information that Members receive is itself subject to confidentiality restrictions under the operating agreement. Each Member is prohibited, both during and after the period such Member or Manager is associated with the Operating Company, from retaining or using non-public, proprietary, or confidential information of the Operating Company or its affiliates for the benefit, purposes, or account of such Member or any other person, or from disclosing such

information to any person outside the Operating Company (other than to professional advisors bound by comparable confidentiality obligations), without the prior authorization of the Operating Company. Confidential information does not include information generally known to the industry or public other than as a result of a breach of the covenant, information legitimately made available by a third party without breach of any confidentiality obligation, or information required by applicable law or governmental authority to be disclosed (subject to prompt notice and cooperation undertakings). Members are permitted to use confidential information in any manner reasonably connected to their investment in or the conduct of the Operating Company's business and may disclose confidential information in connection with a proposed transfer in compliance with the operating agreement, provided that the proposed transferee is bound by confidentiality obligations at least as restrictive as those in the operating agreement.

Holders of Incentive Plan Units stand on a different footing. The operating agreement provides expressly that holders of Incentive Plan Units waive any and all rights to receive information pertaining to the Operating Company and its subsidiaries (and their respective businesses and operations), and to access their respective books and records, in each case to the greatest extent permitted by Delaware law. In addition, with respect to Members admitted in connection with the Operating Company's Regulation A offering and tracked through the Regulation A Series, the Operating Company is required, so long as the offering platform continues to distribute periodic updates or filings to investors (including copies of the Operating Company's Form 1-K and Form 1-SA filings with the U.S. Securities and Exchange Commission), to cause the Series Members of the Regulation A Series to receive the same materials, in the same manner, and on the same schedule as provided by such platform, although the Operating Company is not obligated to provide such materials independently if the platform ceases to distribute them.

Voting Rights

The operating agreement allocates voting power across four classes of Units: Common Units, Series A Preferred Units, Series B Preferred Units, and Incentive Plan Units. Voting at Member meetings or by written consent generally requires the affirmative vote or written consent of Members holding Units representing more than 50% of the outstanding Common Units, determined on an as-converted basis (i.e., treating all Preferred Units as if they had converted into Common Units), and meetings may be called by the Board or by Members holding at least 40% of the outstanding Common Units, determined on the same basis.

Holders of Common Units carry the residual voting power of the Operating Company. They vote together as a single class with the Preferred Units on most matters (with the Preferred Units treated on an as-if-converted basis), and they alone constitute the denominator for calculating Member voting thresholds, including for purposes of calling Member meetings, taking action by written consent, and approving amendments to the operating agreement. In addition, the founding members who hold Common Units are vested with significant additional approval rights as a class. The unanimous vote or written consent of the founding members is required for, among other things, any material amendment to the certificate of formation or the operating agreement, any merger, consolidation, sale, lease, conveyance, or other disposition (in one or a series of related transactions) of all or substantially all of the Operating Company's equity or operating and other assets to an unrelated third party, the liquidation, dissolution, or winding up of the Operating Company or any material subsidiary, and the removal, replacement, or appointment of any founding member-designated Manager. Each founding member-designated Manager separately holds an item-based veto over the liquidation, dissolution, or winding up of the Operating Company or any material subsidiary and over any sale, assignment, license, pledge, or encumbrance of all or substantially all of the Operating Company's property.

Holders of Series A Preferred Units vote together with the Common Units as a single class on an as-if-converted basis, with each Series A Preferred Member entitled to a number of votes equal to the number of Common Units issuable upon conversion of such Member's Series A Preferred Units. Series A Preferred Units also vote together with Series B Preferred Units as a single class for purposes of certain enhanced approval rights, which require the prior written approval of holders of at least 55% of the outstanding Preferred Units (voting together on an as-if-converted basis) for matters including, among others, mergers and material dispositions, liquidation events, the creation or issuance of senior securities (including additional Series A Preferred Units), changes to the size of the Board or to Manager voting allocations, certain debt incurrences above defined revenue thresholds, certain material intellectual property transactions outside the ordinary course (subject to a majority Board override), changes to the Operating Company's primary line of business, adverse amendments to the rights of the Preferred Units, certain repurchases and redemptions, and any distribution unless approved by a majority of the entire Board. In addition, holders of at least two-thirds of the outstanding Series A Preferred Units have the right to (i) cause a mandatory conversion of all Series A Preferred Units into Common Units at the applicable conversion rate and (ii) waive any anti-dilution adjustment to the conversion price that would otherwise result from a particular issuance or deemed issuance of additional Units. Amendments or waivers that materially and disproportionately affect the economic interest of a Series A Preferred

Member relative to other Series A Preferred Members require the written consent of such affected Series A Preferred Member.

Holders of Series B Preferred Units vote with the Common Units on an as-if-converted basis on the same terms as the Series A Preferred Units, and likewise vote together with the Series A Preferred Units as a single class for purposes of the enhanced approval rights requiring 55% Preferred Unit approval. In addition, the Series B Preferred Units carry a separate approval right over a defined set of matters, requiring the prior written approval of holders of a majority of the outstanding Series B Preferred Units, including (i) amendments or waivers of the rights, preferences, or privileges of the Series B Preferred Units in a manner that adversely affects them; (ii) increases or decreases in the authorized number of Series B Preferred Units or the issuance of additional Series B Preferred Units; (iii) reclassifications of junior or pari passu securities to be senior to or pari passu with the Series B Preferred Units; (iv) mandatory conversion of the Series B Preferred Units into Common Units other than upon an IPO; (v) certain entity formation or holding activities outside Operating Company-controlled entities (subject to a majority Board override); and (vi) effecting a deemed liquidation event with an implied enterprise value of less than $600 million. Holders of a majority of the outstanding Series B Preferred Units may also (i) cause a mandatory conversion of all Series B Preferred Units into Common Units at the applicable conversion rate (subject, in the case of Series B, to special approval for any mandatory conversion other than upon an IPO) and (ii) waive any anti-dilution adjustment to the conversion price that would otherwise result from a particular issuance or deemed issuance of additional Units. Amendments or waivers that materially and disproportionately affect the economic interest of a Series B Preferred Member relative to other Series B Preferred Members require the written consent of such affected Series B Preferred Member.

Holders of Incentive Plan Units have no voting rights as Members. The operating agreement provides expressly that holders of an option or an Incentive Plan Unit are not entitled to vote on any matter coming before the Members, and that any reference in the operating agreement to a vote of the Members means a vote by the holders of Units that are not Incentive Plan Units. Notwithstanding the absence of voting rights, an amendment or waiver that materially and disproportionately affects the economic interest of an Incentive Plan Member relative to other Incentive Plan Members requires the written consent of such affected Incentive Plan Member.

Amendments to the operating agreement and waivers of its provisions are themselves subject to a layered approval framework. Subject to the enhanced approval requirements described above, the operating agreement may be amended or waived only with the affirmative vote or written consent of (i) the holders of a majority of the then-outstanding Common Units and (ii) the holders of a majority of the then-outstanding Preferred Units (voting together as a single class on an as-if-converted basis).

Distribution and Liquidation Rights

Distributions of available cash flow by the Operating Company are discretionary with the Board. Subject to applicable law and the limitations contained elsewhere in the operating agreement, the Board may from time to time, in its sole discretion, distribute available cash flow (defined generally as the sum of all cash receipts from any source for the relevant period, less all cash disbursements and a reasonable allowance for reserves, contingencies, and anticipated obligations as determined by the Board in its sole discretion), if at all, to the Members in proportion to each Member's proportionate share. Proportionate share means, with respect to a Member, the percentage of all outstanding Units (treating all Preferred Units as if they had converted into Common Units) owned by such Member, and accordingly distributions of available cash flow are made on an as-converted basis across all classes of Units (including Incentive Plan Units). All such distributions are made only to the persons who, according to the Operating Company's books and records, are the holders of the relevant economic interests on the actual date of distribution. No distribution may be made unless approved by a majority of the entire Board.

Distributions are subject to several statutory and contractual limitations. A Member is regardless of the nature of its capital contribution entitled to receive distributions only in cash, and no Member may be compelled to accept a distribution of any asset in kind in lieu of a proportionate cash distribution to other Members. A Member may not receive a distribution to the extent that, after giving effect to the distribution, all liabilities of the Operating Company (other than to Members on account of their Units and liabilities for which creditor recourse is limited to specified property) would exceed the fair market value of the Operating Company's assets, with property subject to non-recourse liabilities included in assets only to the extent of the excess of fair market value over such liabilities. Except for distributions made in violation of Delaware law or the operating agreement, no Member or holder of an economic interest is obligated to return any distribution; any such returned distribution is treated as an advance against, and reduces, future distributions to which such Member or holder is entitled. Other than as specified in the operating agreement or upon dissolution or liquidation, no Member has the right to withdraw, demand return of, or reduce its

capital contributions, and except as otherwise specified, no Member has priority over any other Member as to return of capital contributions or distributions. All amounts withheld by the Operating Company under the Internal Revenue Code, the regulations thereunder, or any provision of state or local tax law with respect to any payment or distribution to the Operating Company or the Members are treated as amounts distributed to the Members for all purposes of the distribution provisions.

Upon dissolution, the liquidator is responsible for winding up the Operating Company's affairs as expeditiously as is reasonably practicable and consistent with the operating agreement and applicable law. David Alpert is initially designated as the liquidator, with another Member to serve in that capacity if Alpert is unable or unwilling to do so; the liquidator collects all sums due and owing to the Operating Company, files all required certificates and notices, and otherwise effects the wind-up. The liquidator may proceed without unnecessary delay, but may also defer liquidation of property to avoid undue loss to the Members, except for liquidations necessary to satisfy debts and liabilities to non-Member parties.

Amounts received by the liquidator on the sale or other disposition of the Operating Company's assets, or as part of an in-kind distribution, are distributed and applied in the following order of priority: first, to the costs of sale of property and the liquidation and dissolution of the Operating Company, including brokerage commissions, escrow costs, and accounting and legal fees; second, to the payment of debts and liabilities of the Operating Company, including loans or other debts and liabilities (other than liabilities for distributions) of the Operating Company to Members or former Members; third, to the establishment of any reserves that the liquidator deems reasonably necessary for contingent or unforeseen liabilities or obligations of the Operating Company; fourth, to the Preferred Members, to the extent of, and in proportion to, each Member's preferred liquidation preference; and fifth, to all Members in proportion to their proportionate shares. The fifth tier is, however, subject to a participating preferred cap: no Preferred Member is permitted to receive in the aggregate under that tier an amount in excess of such Preferred Member's preferred liquidation preference with respect to the applicable Preferred Unit, reflecting a distribution of liquidation proceeds following a participating preferred structure capped at two times the Series A liquidation preference or Series B liquidation preference, as applicable. In addition, in the event of a deemed liquidation event, if the amount distributable in respect of a Preferred Unit upon conversion into a Common Unit would be greater than the amount distributable to such Preferred Unit on a non-converted basis, that Preferred Unit is deemed to have been converted into Common Units immediately prior to the deemed liquidation event. Amounts payable to Preferred Members under the participation tier are in addition to amounts payable to them under the preferred liquidation preference tier.

A deemed liquidation event is defined to include (i) any merger, consolidation, recapitalization, or sale of the Operating Company, transfer of Units, or other transaction or series of transactions in which the Members and their permitted transferees immediately prior to such transaction do not own and control a majority of the voting power represented by the outstanding equity of the surviving entity following the transaction, (ii) a sale, exclusive license, or other transfer or disposition of all or substantially all of the Operating Company's and its subsidiaries' assets (determined on a consolidated basis) to any person, or (iii) a dissolution and winding up of the Operating Company. A capital transaction is also expressly deemed to be a deemed liquidation event. Upon a deemed liquidation event, unless waived by holders of at least 55% of the Preferred Units (voting together as a single class on an as-if-converted basis), each holder of a Preferred Unit will receive an amount on account of each Preferred Unit equal to what such Preferred Member would be entitled to receive in a dissolution effected in accordance with the liquidation waterfall described above.

Where consideration in a deemed liquidation event is placed into escrow or is contingent, the principal transaction agreement is required to provide that (i) the portion of consideration not placed in escrow and not subject to any contingencies (the initial consideration) is allocated among the holders of Common Units and Preferred Units in accordance with the liquidation waterfall as if the initial consideration were the only consideration payable, and (ii) any additional consideration payable to Members upon release from escrow, release from a holdback, satisfaction of indemnification contingencies, or satisfaction of other contingencies is allocated among the holders of Common Units and Preferred Units in accordance with the same waterfall after taking into account the previous payment of the initial consideration as part of the same transaction. Following dissolution and the distribution of net proceeds, each Member must look solely to the Operating Company's property for the return of its capital contributions, and if the property remaining after payment or discharge of debts is insufficient to return the full capital contributions of each Member, no Member has recourse against the liquidator or any other Member. The liquidator may also distribute amounts to a liquidating trust for the benefit of the Members, with subsequent distributions made to Members in the same proportions as would otherwise have applied.

Liquidation Preferences and Anti-Dilution

Each Series of Preferred Units has a defined liquidation preference and original issue price. As originally adopted, the Series A liquidation preference and Series A original issue price were each $2,083.33, and the Series B liquidation preference and Series B original issue price were each $2,086.58. These amounts have been adjusted by subsequent amendments to reflect equity splits applicable to the Operating Company's outstanding equity. These amounts were first adjusted to $289.86 for Series A and $290.31 for Series B (reflecting a pre-split amount divided by 7.18732), and further adjusted to $57.97 and $58.06, respectively (in each case reflecting a further 1-for-5 split). Preferred liquidation preference means the Series A liquidation preference or the Series B liquidation preference, as applicable, and original issue price means the Series A original issue price or the Series B original issue price, as applicable.

The preferred liquidation preferences function within a participating preferred structure capped at 2.0x. As described above, the dissolution and liquidation waterfall first allocates proceeds (after costs, debts, and reserves) to the Preferred Members up to their full preferred liquidation preferences, in proportion to those preferences, and then allocates the remaining proceeds to all Members in proportion to their proportionate shares (with the Preferred Units participating with the Common Units on an as-converted basis). No Preferred Member, however, is permitted to receive in the aggregate under the participation tier an amount in excess of such Preferred Member's preferred liquidation preference with respect to the applicable Preferred Unit, reflecting a participating preferred structure capped at two times the Series A liquidation preference or Series B liquidation preference, as applicable. If the amount distributable in respect of a Preferred Unit upon conversion into a Common Unit would exceed the amount distributable to such Preferred Unit (taking the cap into account), the Preferred Unit is deemed converted into Common Units immediately prior to the deemed liquidation event for purposes of the distribution.

Each Preferred Unit is convertible into Common Units. A holder may, by giving notice to the Operating Company, convert some or all of its Preferred Units into Common Units, with the number of Common Units deliverable upon conversion equal to the product of (i) the number of Preferred Units to be converted and (ii) the applicable conversion rate. The conversion rate is, in the case of the Series A Preferred Units, the Series A original issue price divided by the Series A conversion price, and, in the case of the Series B Preferred Units, the Series B original issue price divided by the Series B conversion price. The Series A conversion price and Series B conversion price are initially equal to the corresponding original issue prices and are subject to adjustment as described below. Upon conversion, the person in whose name the Common Units are issuable is deemed to have become the holder of record of those Common Units at the time of conversion, the converted Preferred Units cease to be outstanding, and all rights of the holder with respect to the converted Preferred Units terminate (other than the right to receive the Common Units and any other amounts payable upon conversion).

Mandatory conversion of the Preferred Units may be triggered in two ways. First, the Series A Preferred Units must convert into Common Units at the applicable conversion rate upon the written consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, and the Series B Preferred Units must convert into Common Units at the applicable conversion rate upon the written consent of the holders of a majority of the outstanding Series B Preferred Units (subject, in the case of the Series B Preferred Units, to special approval for any mandatory conversion other than upon an IPO). A mandatory conversion of this type is deemed effective immediately prior to the delivery to the Operating Company of the relevant election (and the written consent may condition the conversion on, and provide for it to be effective as of, the occurrence of a specified event). Second, all Preferred Units must convert into Common Units at the applicable conversion rate upon an IPO, with such conversion deemed effective immediately prior to the IPO. An IPO is defined as the Operating Company's first underwritten public offering of its Common Units under the Securities Act at a per-Unit price of at least two times the Series B original issue price (as equitably adjusted) and resulting in at least $100 million in proceeds to the Operating Company, net of underwriting discount and commissions.

The conversion prices are subject to customary adjustments. If the outstanding number of Common Units is subdivided into a greater number of Common Units after the Series B original issue date (whether by split, dividend, or otherwise), the conversion price in effect immediately prior is concurrently and proportionately decreased; if the outstanding Common Units are combined into a lesser number of Common Units, the conversion price is concurrently and proportionately increased. If the Common Units issuable upon conversion of the Preferred Units are changed into the same or a different number of securities by capital reorganization, reclassification, or otherwise (other than a subdivision or combination as described above or a deemed liquidation event), each holder of Preferred Units thereafter has the right to convert into the kind and amount of interests and other securities and property receivable upon such reorganization or reclassification by a holder of the number of Common Units into which such Preferred Units could have been converted immediately prior.

Anti-dilution protection in respect of dilutive issuances is provided through a broad-based weighted-average formula. After the Series B original issue date, if the Operating Company issues or sells any Units for consideration per Unit less than the conversion price in effect immediately prior to the issuance, the conversion price is reduced pursuant to the weighted-average formula set forth in the operating agreement, which takes into account the number of Common Units outstanding immediately prior to the issuance, the number of additional Units that would have been issued at the prior conversion price, the original issue price, the number of Preferred Units outstanding, and the number of additional Units issued in the transaction. The operating agreement contains additional mechanics for treating issuances of options, warrants, and convertible securities as deemed issuances of Units for purposes of the formula, including provisions specifying how to calculate the deemed price per Unit, the treatment of cash and non-cash consideration, the avoidance of duplicative adjustments, and the recomputation of the conversion price upon expiration of unexercised or unconverted instruments.

Several issuances are excluded from the dilutive-issuance adjustment. These include (i) the issuance of Common Units upon conversion of Preferred Units; (ii) the issuance of Common Units as a dividend on Common Units, or as a result of a subdivision of Common Units; (iii) the issuance of Common Units to employees, directors, consultants, or advisors pursuant to a plan, agreement, or arrangement approved by the Board (by a majority of the Board); (iv) the issuance of Common Units to strategic partners or in connection with other commercial arrangements involving the Operating Company or any subsidiary, on Board-approved terms (by a majority of the Board); (v) the issuance of Units as acquisition consideration in a merger, asset purchase, other reorganization, or joint venture approved by the Board (by a majority of the Board); (vi) the issuance of Units to banks, equipment lessors, or other financial institutions, or to real property lessors, in connection with a Board-approved debt, equipment leasing, or real property leasing transaction; and (vii) the issuance of options or Units pursuant to the equity incentive plan, as currently in effect and as amended from time to time, not to exceed, in the aggregate, 10% of the Operating Company's equity Units on a fully diluted basis. Holders of at least two-thirds of the outstanding Series A Preferred Units may waive any anti-dilution adjustment to the Series A conversion price in respect of a particular issuance or deemed issuance, and holders of a majority of the outstanding Series B Preferred Units may waive any such adjustment to the Series B conversion price.

Transfer Restrictions

The operating agreement imposes a general prohibition on transfers of Units by Members. No Member may, directly or indirectly, transfer, assign, convey, sell, encumber, or in any way alienate, voluntarily or involuntarily (each, a transfer), all or any part of its Units, except where the transfer is expressly permitted by the transfer provisions of the operating agreement and is otherwise in accordance with the operating agreement and all applicable state and federal securities laws. Any attempted transfer consummated in violation of the transfer provisions, any other applicable provision of the operating agreement, or applicable state and federal securities laws is void ab initio. Following any permitted transfer, the Units so transferred remain subject to all of the terms and provisions of the operating agreement, and any further transfer must comply with the operating agreement.

Subject to the foregoing, a Member may consummate the following types of transfers: (i) transfers to any permitted transferee (provided that, at the time of the transfer, the transferor and the permitted transferee irrevocably agree, for the benefit of the other parties to the operating agreement, to re-transfer the subject Units back to the transferor before the permitted transferee ceases to be an affiliate of the transferor); (ii) transfers with the consent of the Board, provided that the transferring Member also complies with the founding member right of first refusal, the tag-along provisions, and the preferred right of first offer (as applicable); (iii) transfers pursuant to the involuntary-transfer, death, disability, and termination provisions; and (iv) transfers pursuant to the drag-along provisions. The operating agreement defines permitted transferee generally as, with respect to any Member, an affiliate of such Member, with an expanded definition for Hiro that includes, in certain circumstances, persons advised or managed by the same investment adviser or investment manager as such person (provided that such person is an alternative investment fund or collective investment undertaking). Permitted transferee also includes (a) with respect to any founding member, any Preferred Member (or its affiliate), provided that no founding member may transfer in the aggregate more than 5% of the total Common Units held by such founding member to any Preferred Member(s) (or their affiliates), and (b) with respect to any Preferred Member (or its affiliate) that is itself a permitted transferee of a founding member with respect to Common Units, any subsequent transferee or assignee of such Common Units.

Other than for transfers pursuant to the drag-along provisions, no Member may transfer all or any part of its Units to a competitor of the Operating Company, although no affiliate of a founding member or of Hiro is deemed to be a competitor for these purposes. In addition, a change of control of a Lead Series A Investor or Lead Series B Investor is not deemed to constitute a transfer under the operating agreement. Each transferee, as a condition to the effectiveness

of any permitted transfer, must agree to be bound by the operating agreement (including by executing such joinders or other documentation as the Operating Company may reasonably request), and the Member admitting a substitute Member is not released from any prior liability to the Operating Company by reason of the transfer. If an individual Member dies or is adjudged incompetent, that Member's executor, administrator, guardian, conservator, or other legal representative may exercise the Member's rights, and on the dissolution of a non-natural Member, the Member's powers may be exercised by its legal representative or successor. Because an action at law would not be an adequate remedy for a breach or threatened breach of the transfer provisions, the Operating Company and the other Members are entitled to equitable relief (including temporary restraining orders and injunctions) without the necessity of posting a bond.

The operating agreement includes a CFIUS/DPA compliance provision. Under that provision, notwithstanding anything to the contrary in the operating agreement, the Operating Company is required to take such action as it reasonably determines to be necessary or advisable to comply with the Defense Production Act of 1950, as amended (including all implementing regulations thereof), and any CFIUS laws, rules, regulations, directives, or special measures, including the actions contemplated by the operating agreement. Transfers of Units may, accordingly, be conditioned upon, or affected by, CFIUS-related approvals or mitigation measures.

The Units being offered for sale in this Offering are also subject to restrictions on transferability in accordance with Regulation Crowdfunding. See *"Risk Factors — Risks Related to this Offering and Ownership of Our Units — The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Even after the expiration of this one-year holding period, the Securities will remain unregistered, and any transfer must be made in compliance with an applicable exemption from registration under the Securities Act and applicable state and foreign securities laws"* for more information.

Secondary Sale Rights

The Operating Agreement contains a comprehensive set of secondary sale rights designed to regulate Transfers of Units among the Members and to third parties. The principal mechanisms are summarized below.

Skybound Member Right of First Refusal

If, for any reason, any founding member receives a bona fide offer from any third party (other than a permitted transferee) to consummate a transfer of all or any part of such Member's Units, and the founding member elects to accept the offer, then the founding member (the selling member) must give written notice (the transfer notice) to the Operating Company and the other founding members. A founding member may deliver a concurrent notice under the tag-along provisions and the right-of-first-refusal provisions, and the transfer notice must identify the proposed transferee and specify the number of Units to be transferred (the offered interests), the price per Unit, payment terms, and all other relevant terms of the proposed transfer with reasonable specificity.

Upon receipt of the transfer notice, the founding members other than the selling member have the right, but not the obligation, to collectively purchase the offered interests, on the terms and conditions set forth in the transfer notice, with each such founding member entitled to purchase its proportionate share (the proportion equal to the number of Units held by such founding member divided by the total number of Units held by all founding members other than the selling member); if any founding member declines to purchase its proportionate share, any other founding member may purchase that share on a pro rata basis. If any founding member or members elect to acquire all of the offered interests, they must deliver a written election (the purchase notice) to the selling member within 30 days after receipt of the transfer notice; failure to deliver the purchase notice within that period is deemed an election not to purchase. If purchased, the closing of the sale must occur within 15 days after the date of the purchase notice. If the other founding members elect not to purchase all of the offered interests and the Board consents to the proposed transfer, the selling member may sell all (but not less than all) of the offered interests to the third party identified in the transfer notice, on the terms set forth therein, subject to the other applicable transfer provisions (including the tag-along right); the selling member may not effect the transfer with a different party or on different terms without first giving the other founding members a new right of first refusal, and if the selling member does not effect the proposed transfer within 60 days after the other founding members' receipt of the transfer notice, the right of first refusal reapplies. If the other founding member(s) elect to purchase the offered interests, they may, prior to the closing, assign the right to acquire any of the offered interests to the Operating Company, subject to the unanimous consent of the founding member-designated Managers (other than the Manager appointed by the founding member holding the offered interests) and to applicable law.

Operating Company Right of First Refusal Applicable to Non-Founding Member Common and Incentive Plan Holders

A separate Operating Company-level right of first refusal applies to transfers of Common Units or Incentive Plan Units by holders other than the founding members. If any holder of Common Units or Incentive Plan Units (in each case, other than a founding member) desires to transfer all or any part of its Common Units or Incentive Plan Units (the offered interests), other than a transfer to a permitted transferee or a transfer pursuant to the drag-along provisions, then such holder must deliver a written notice (a transfer notice) to the Operating Company setting forth the name and other identifying information of the proposed transferee, the number of Common Units or Incentive Plan Units to be transferred, the price per Unit, the payment terms, and all other relevant terms of the proposed transfer with reasonable specificity.

Upon receipt of the transfer notice, the Operating Company has the right, but not the obligation, to purchase any or all of the offered interests on the terms and conditions set forth in the transfer notice, by delivering a written election (the purchase notice) within 30 days after the Operating Company's receipt of the transfer notice (the election period); failure to deliver the purchase notice during that period is deemed an election not to purchase. If the Operating Company elects to purchase any portion of the offered interests, the closing of the sale must occur within 30 days after the date of the purchase notice. If the Operating Company does not elect to purchase any or all of the offered interests and the Board approves the proposed transfer, the transferring holder may sell the remaining offered interests to the proposed transferee, provided that (i) the proposed transferee executes a joinder to the operating agreement, (ii) the transferring holder may not effect the transfer with a different party or on different terms without first giving the Operating Company a new right of first refusal, and (iii) if the transferring holder does not effect the transfer within 60 days after the expiration of the election period, the Operating Company's right of first refusal reapplies.

Preferred Right of First Offer (Sealed-Bid Mechanics)

If any Preferred Member desires to transfer all or a portion of its Preferred Units (the offered interests), other than a transfer to a permitted transferee or a transfer pursuant to the drag-along provisions, and provided that the Board has approved the transfer, then the Preferred Member (the transferring member) must deliver a written notice (a sale notice) to the Operating Company, which then delivers the sale notice on the transferring member’s behalf to each other Preferred Member (each, a non-transferring member), specifying the number of Preferred Units that the transferring member proposes to transfer. Each non-transferring member has a right, but not an obligation (the right of first offer), to make an all-cash offer to purchase all of the offered interests from the transferring member.

To exercise the right of first offer, a non-transferring member must, within 15 days after delivery of the sale notice to the Operating Company, deliver a notice (an election notice) to the transferring member specifying the all-cash purchase price (which must be payable in cash or immediately available funds) and any other terms and conditions. If only one election notice is received, the transferring member has 15 days to accept or reject it; if more than one election notice is received, the transferring member must select in good faith the election notice offering the highest cash consideration (the prevailing election notice) and deliver written notice to all non-transferring members that delivered an election notice setting forth its material terms (including the amount of consideration). Each such non-transferring member then has five business days from receipt of that notice (the revised offer period) to submit a revised election notice, and the non-transferring member that submitted the prevailing election notice may submit a conditional revised election notice that becomes effective only if another non-transferring member delivers a revised election notice offering higher cash consideration. At the end of the revised offer period, the transferring member must select the election notice or revised election notice offering the highest cash consideration, which becomes the new prevailing election notice; if multiple non-transferring members tie at the highest cash consideration, the offered interests are sold to such non-transferring members pro rata based on their respective percentages of Preferred Units. The transferring member then has 15 days after the end of the revised offer period to accept or reject the prevailing election notice.

If a ROFO Transferring Member accepts a ROFO Election Notice or ROFO Revised Election Notice, it must negotiate in good faith and use commercially reasonable efforts to enter into customary definitive documentation for the sale (containing customary representations and warranties, covenants, and indemnities) on the agreed terms and to consummate the sale within 30 days after acceptance, subject to extension for required governmental approvals. If the ROFO Transferring Member does not effect the Transfer (or enter into a binding obligation to effect the Transfer) within the specified 120-day period, any subsequent Transfer of the ROFO Offered Interests is again subject to the ROFO process.

Tag-Along Rights

Other than transfers (i) unanimously approved by the Board (provided that the Lead Series A Investor and Lead Series B Investor must also affirmatively approve) where the Board explicitly waives the application of the tag-along provisions, (ii) to permitted transferees, and (iii) under the involuntary-transfer or drag-along provisions, if any founding member proposes to transfer Units in one or a series of related transactions (the transferring member), the Board has consented to the transfer in accordance with the general transfer restrictions, and neither the Operating Company nor the other founding members exercised their right of first refusal with respect to all of the proposed Units (a tag-along sale), the transferring member must provide written notice (a tag-along notice) of the proposed tag-along sale to all non-transferring Members (the tag members). The unanimous Board approval requirement was subsequently reduced to majority Board approval, but the Lead Series A Investor and Lead Series B Investor consents continue to apply.

The tag-along notice must identify the per-Unit consideration for the proposed tag-along sale (the tag-along sale price) and all other material terms and conditions, which must be the same as those set forth in the underlying transfer notice. Each tag member has the option, exercisable by irrevocable written notice to the transferring member within 20 days after receipt of the tag-along notice (the tag-along notice period), to participate in the tag-along sale in proportion to its proportionate share. The consideration per Unit to be paid to each participating tag member is the tag-along sale price. If, at the end of the tag-along notice period, a tag member has not elected to participate, that tag member is deemed to have waived its tag-along rights with respect to the proposed sale. The transferring member then has 30 days following the end of the tag-along notice period to sell all (but not less than all) of the applicable Units (including the Units of any participating tag member) on the terms specified, and if the sale is not completed within such period, the tag-along sale terminates and all transfer restrictions are reinstated. The transferring member is not liable to participating tag members if the sale fails to close, and the decision to sell remains within the transferring member's absolute discretion. The equity incentive plan or any option may permit a service provider to exercise vested or unvested options and to sell the service provider's proportionate share of the resulting Incentive Plan Units in a tag-along sale, and Preferred Units and Incentive Plan Units are treated materially the same as Common Units in connection with a tag-along sale. If a transferring member purports to transfer Units in contravention of the tag-along provisions (a prohibited transfer), each tag member desiring to exercise its rights may, in addition to other remedies, require the transferring member to purchase from the tag member the type and number of Units that the tag member would have been entitled to sell to the prospective transferee.

Drag-Along Rights

The operating agreement provides drag-along rights designed to facilitate a Board-approved sale of the Operating Company. In any drag-along sale, each holder of each class or series of Units must receive the same form of consideration for its Units of such class or series as is received by other holders in respect of their Units of such same class or series, each holder of a series of Preferred Units must receive the same amount of consideration per Unit of such series as is received by other holders in respect of their Units of the same series, and each holder of Common Units must receive the same amount of consideration per Common Unit as is received by other holders. The aggregate consideration receivable by all holders of Preferred Units and Common Units must be allocated among them on the basis of the relative liquidation preferences to which each respective series of Preferred Units and the Common Units would be entitled in a deemed liquidation event (assuming for this purpose that the drag-along sale is a deemed liquidation event), in accordance with the operating agreement as in effect immediately prior to the drag-along sale; if any holders of Units are given an option as to the form and amount of consideration to be received in the drag-along sale, all holders of Units must be given the same option. If the drag-along sale is not completed within 90 days after the date of the drag-along notice, the drag-along sale terminates and all transfer restrictions otherwise applicable to the drag-along interests are reinstated.

In furtherance of these rights, each Member has irrevocably constituted and appointed each Officer authorized to act in such capacity by the Board as such Member's true and lawful attorney-in-fact to execute, acknowledge, swear to, verify, deliver, file, and (if necessary) publish all instruments necessary to effect a Drag-along Sale approved pursuant to, and consummated in strict compliance with, the drag-along provisions. The power of attorney is deemed coupled with an interest and survives the death or disability of the Member, or the assignment or transfer of all or any part of the Member's Units, until the transferee or assignee has executed instruments necessary to bind the transferee or assignee under the terms of the Operating Agreement (including a comparable power of attorney).

Preemptive Rights

The operating agreement grants each Capital Member (defined as a Skybound Member or a Preferred Member) a preemptive right to purchase its proportionate share (disregarding any Incentive Plan Units) of any new senior securities that the Operating Company may from time to time propose to sell and issue. Except as set forth below, new senior securities means Series B Preferred Units or any other equity securities with a liquidation preference, dividend, redemption, or voting rights senior to or on parity with the Series B Preferred Units, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

A number of issuances are excluded from the definition of new senior securities (and are therefore not subject to the preemptive right). These exclusions include: (i) securities offered to the public generally pursuant to a registration statement filed under the Securities Act, or pursuant to Regulation A under the Securities Act; (ii) securities issued in connection with the acquisition of another person by the Operating Company (whether by merger, share exchange, purchase of substantially all assets, or other reorganization) in which the Operating Company or its Members hold not less than 51% of the voting power of the surviving or successor person, so long as the acquisition is approved by the Board; (iii) the issuance of options or Units to employees of the Operating Company, the officers, service providers, or Board members pursuant to the equity incentive plan or any other equity incentive plan approved by the Board (requiring approval by a majority of the Board), not to exceed, in the aggregate, 20% of the equity Units of the Operating Company on a fully diluted basis (with the original threshold having been 10% before being increased to 20%); (iv) securities issued pursuant to any convertible securities, options, or warrants, provided that the preemptive right applies with respect to the initial issuance or grant of such convertible securities, options, or warrants; (v) securities issued pursuant to the anti-dilution provisions of any outstanding option, warrant, right, or convertible security of the Operating Company issued after November 26, 2019 (subject to comparable provisos); (vi) securities representing up to 5% of the equity Units of the Operating Company on a fully diluted basis at the time of issuance that are issued in connection with arm's-length, reasonable commercial arrangements with parties who are not affiliates of a founding member, so long as such arrangements are approved by the Board in good faith; and (vii) securities issued to any person upon the waiver by the Board by unanimous consent of the preemptive right and the related notice requirements.

If the Operating Company proposes to undertake an issuance of new senior securities, it must give each eligible Member written notice of its intention, describing the type of new senior securities, the price, and the terms upon which the Operating Company proposes to issue them. Each eligible Member has 10 days from the date of receipt of such notice to elect to purchase up to its proportionate share (disregarding any Incentive Plan Units) of such new senior securities for the price and on the terms specified in the notice, by giving written notice to the Operating Company stating the quantity to be purchased. If a Member fails to exercise its preemptive right within the 10-day period, the Operating Company has 90 days thereafter to sell, or to enter into a written agreement to sell (pursuant to which the sale is to be completed, if at all, within 60 days from the date of such agreement), the new senior securities not purchased by the Members at a price and on terms no more favorable to the purchaser than those specified in the Operating Company's notice. If the Operating Company does not sell the new senior securities or enter into a written agreement within the 90-day period (or complete the sale within the 60-day period thereafter), the Operating Company may not subsequently issue or sell any new senior securities without first reoffering them in accordance with the preemptive right. The preemptive right granted to a Member terminates on the date the Member no longer owns any Units.

Additional Member Protections and Obligations

Each Member enjoys limited liability for the debts, obligations, and liabilities of the Operating Company under the Delaware LLC Act, 6 Del. C. § 18-303, and as reflected in the Operating Agreement. Except as required under Delaware law, no Member is personally liable for any debt, obligation, or liability of the Operating Company (or of any Series), whether arising in contract, tort, or otherwise.

The Operating Company provides broad indemnification and expense advancement in favor of its Members, Managers, Series Managers, and related indemnified persons. The Operating Company (and its receiver or trustee) is required to indemnify and hold harmless the Members, the Managers, the Series Managers, their respective affiliates, and their respective officers, directors, managers, members, partners, affiliates, employees, agents, shareholders, heirs, successors, and assigns (collectively, the indemnified persons), jointly and severally, from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses (including reasonable attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, in which the indemnified person was, may be, or is threatened to be involved as a party or otherwise, arising out of the business or operations of the

Operating Company (excluding liabilities to any Member), regardless of whether the indemnified person continues to serve in such capacity at the time the liability or expense is paid or incurred, in each case to the fullest extent permitted by Delaware law and other applicable laws. Expenses incurred by an indemnified person in defending any covered proceeding may be advanced by the Operating Company prior to final disposition upon receipt of an undertaking by or on behalf of the indemnified person to repay the amount if it is ultimately determined that the indemnified person is not entitled to indemnification.

The indemnification rights provided are non-exclusive and are in addition to any other rights to which an indemnified person may be entitled under any agreement, as a matter of law or equity, or otherwise, and continue as to an indemnified person who has ceased to serve in the relevant capacity (and inure to the benefit of the indemnified person’s heirs, successors, assigns, and administrators). The Operating Company is the indemnitor of first resort: its obligations to an indemnified person are primary, while any obligations of the indemnified person’s affiliates and/or employer (the specified indemnitors) to advance expenses or provide indemnification for the same expenses or liabilities are secondary; the Operating Company is required to advance the full amount of expenses incurred by the indemnified person and is liable for the full amount of all expenses, judgments, penalties, fines, and settlement amounts to the extent legally permitted, without regard to any rights the indemnified person may have against the specified indemnitors, and the specified indemnitors are express third-party beneficiaries of these provisions and have rights of contribution and subrogation to the extent of any payments they make. An indemnified person is not entitled to indemnification or expense advancement with respect to any claim, issue, or matter in which the indemnified person has engaged in conduct constituting fraud, willful misconduct, or bad faith, although a court of competent jurisdiction (or, in the case of a Member, an arbitrator under the operating agreement) may determine that, despite such conduct, the indemnified person is fairly and reasonably entitled to indemnification in view of all the circumstances. The Board may also authorize the Operating Company to purchase and maintain customary insurance for the benefit of the indemnified persons and to enter into individual indemnity contracts and adopt written procedures for advancement and funding.

Each Member is subject to broad confidentiality covenants. No Member may, at any time (whether during or after the period such person is a Member or Manager), retain or use for the benefit, purposes, or account of itself or any other person, or disclose, divulge, reveal, communicate, share, transfer, or provide access to any person outside the Operating Company (other than to professional advisors bound by comparable confidentiality obligations), any non-public, proprietary, or confidential information (including trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs, and other intellectual property, and information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, and government and regulatory activities and approvals) concerning the past, current, or future business, activities, and operations of the Operating Company or its affiliates and any third party that has disclosed or provided such information to the Operating Company on a confidential basis (confidential information), without the prior authorization of the Operating Company. Confidential information does not include information generally known to the industry or public other than as a result of a Member's breach of the covenant or any breach of confidentiality obligations by third parties; information legitimately made available by a third party without breach of any confidentiality obligation; or information required by applicable law or governmental authority to be disclosed (subject to prompt written notice to the Operating Company, disclosure of no more information than required, and cooperation with the Operating Company's efforts to obtain a protective order or similar treatment). Notwithstanding these prohibitions, a Member may use confidential information in any manner reasonably connected to its investment in the Operating Company or the conduct of the Operating Company's business, and may disclose confidential information in connection with a proposed transfer in compliance with the operating agreement, provided that the proposed transferee is bound by confidentiality obligations at least as restrictive as those contained in the operating agreement.

The Members may convert the Operating Company to corporate form. By the affirmative vote or written consent of (a) at least two-thirds of the Members and (b) holders of at least 55% of the outstanding Preferred Units (voting together as a single class on an as-if-converted basis), the Members may, at any time, by not less than 10 days' prior written notice to all Members, cause the Operating Company to convert into one or more corporations, by such means (including merger, consolidation, or other business combination, transfer of all or part of the Operating Company's assets, and/or transfer of the Members' respective Units) as the Members holding the requisite vote may reasonably select. Upon any such conversion, (i) the Units of each Member must be exchanged for, or otherwise converted into, shares of capital stock of the resulting corporation(s) representing an equity interest equivalent to such Member's equity interest in the Operating Company (including materially the same liquidation preferences, conversion rights, preferred return rights, and voting rights), and (ii) the stockholders of the resulting corporation(s) must enter into a stockholders agreement incorporating the material terms of the operating agreement.

The operating agreement reflects the Members' intent that the Operating Company be classified and treated as a corporation, rather than as a partnership, for U.S. federal and state income tax purposes. The Members do not intend to form a general or limited partnership under Delaware or any other state law and do not intend for the Operating Company to be classified as a partnership for federal and state income tax purposes; instead, they intend for the Operating Company to be classified and treated as a corporation for those purposes, and each Member and each holder of an economic interest agrees to act consistently with that intent for all purposes, including for purposes of reporting to the Internal Revenue Service and all state and local taxing authorities. The Operating Company (and any successor) (a) may not be liquidated or merged in a transaction in which owners of equity of the Operating Company (or any successor) receive equity in an entity that is not a corporation, and (b) may not take any action that would cause the Operating Company to be taxed, for U.S. federal income tax purposes, as anything other than a C corporation, in each case without the prior written consent of Hiro.

Market Standoff

Pursuant to the subscription agreement for this offering, as a participant, you will agree that if we or any representative of the broker-dealers, referred to as the managing broker-dealer, request it in connection with any underwritten public or Regulation A+ offering of securities of the Operating Company under the Securities Act, then you will not sell or transfer any Units or other securities of our company during the 30-day period before and the 270-day period following the effective date of a registration or offering statement filed under the Securities Act for any such public or Regulation A+ offering, or for a shorter period if requested by the managing broker-dealer and agreed to by us, which we refer to as the market standoff period. During and until the end of the market standoff period, we may impose stop-transfer instructions on the securities subject to these restrictions. In consideration of this agreement, you will also appoint our Chief Executive Officer as your true and lawful attorney, granting our Chief Executive Officer full power and authority to execute and deliver all necessary documents and instruments and to take all other actions required in connection with the issuance of our Common Units pursuant to any lock-up agreement needed under an underwriting agreement for any initial public offering. You should note that this appointment is irrevocable, coupled with an interest, and subject to the terms and conditions of the proxy, discussed below. See "*Risk Factors – The market standoff provision in the subscription agreement for this offering may limit your ability to sell or transfer your Units*" for more information.

Proxy

The subscription agreement for this offering which you will sign if you participate also includes a proxy provision that grants our Chief Executive Officer the authority to vote on your behalf as a member. Under this provision, our Chief Executive Officer, or the successor thereto or assignee thereof to any Chief Financial Officer, if any, as the case may be, will have the power to vote all of your Units and the Units held by each other participant in this offering, execute consents, and take any action necessary as deemed appropriate in their sole discretion, which may include voting against a proposal which would result in an acquisition of our Operating Company by a third party. Moreover, the proxy is irrevocable and coupled with an interest, meaning it survives the death or incapacitation of the member or the reorganization of an entity holding our Units. The proxy terminates upon the earliest of a public offering, registration of our Units under the Exchange Act, or five years from the execution of the subscription agreement. Additionally, our Chief Executive Officer is indemnified against any losses arising from actions taken in good faith under the proxy, with limited exceptions for gross negligence or willful misconduct. See "*Risk Factors – Certain provisions of our operating agreement and the subscription agreement you will sign as a condition to your participation in this offering may have the effect of discouraging or delaying a change in control of our company*" for more information.

Anti-Takeover Provisions in Our Governing Documents and Under Delaware Law

Certain provisions of Delaware law, and our operating agreement could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our members. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of our management and in the policies formulated by the management and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all our outstanding Units, or an unsolicited proposal for the restructuring or sale of all or part of our company. See "*Risk Factors - Certain provisions of our operating agreement, and the subscription agreement you will sign as a condition to your participation in this offering may have the effect of discouraging or delaying a change in control of our company*" for more information.

Skybound Holdings 2019 Equity Incentive Plan

In 2019, our board of managers adopted, and our members approved, the Skybound Holdings LLC 2019 Equity Incentive Plan, which was subsequently amended and restated as of December 1, 2022 (the "2019 Plan"). The purpose of the 2019 Plan is to advance the interests of our members by enhancing our ability to attract, retain and motivate persons who make, or are expected to make, important contributions to the Operating Company by providing such persons with equity ownership opportunities, thereby better aligning their interests with those of our members.

Administration

The 2019 Plan is administered by an administrator, which currently consists of David Alpert and Jon Goldman, acting together in their capacities as authorized officers of the Operating Company; if either ceases to serve as an authorized officer, our board of managers will determine who constitutes the administrator. The administrator has authority to determine which service providers will receive awards, to grant awards, and to set all terms and conditions of awards, including vesting, exercise and forfeiture provisions, as well as to interpret the 2019 Plan and to adopt, amend and repeal administrative rules and practices relating to the 2019 Plan. So long as Messrs. Alpert and Goldman together constitute the administrator, neither may receive an award under the 2019 Plan without the approval of the board. To the extent permitted by applicable law, the board may delegate any or all of its powers under the 2019 Plan to one or more committees, and may abolish any such committee and re-vest any previously delegated authority in itself at any time.

Eligibility

Service providers, defined as our employees, consultants and managers, are eligible to receive awards under the 2019 Plan, subject to the limitations described in the 2019 Plan. Incentive stock options ("ISOs") may be granted only to employees of the Operating Company or of certain parent or subsidiary corporations within the meaning of Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended (the "Code").

Types of Awards; Interests Reserved

Awards under the 2019 Plan consist of options to purchase Incentive Plan Units, and may be granted as either ISOs or non-qualified stock options. Subject to adjustment as described below, the Operating Company has reserved 4,965,000 Incentive Plan Units for issuance under the 2019 Plan. Incentive Plan Units are substantially equivalent to Common Units, except that Incentive Plan Units are non-voting units and do not have rights to receive information pertaining to the Operating Company and its subsidiaries or access to their respective books and records. Interests subject to awards that expire, lapse, are terminated, surrendered, canceled without having been fully exercised or are forfeited (including as a result of repurchase by the Operating Company at or below the original issuance price) again become available for issuance under the 2019 Plan, as do Interests delivered to the Operating Company to satisfy the exercise or purchase price of an award or applicable tax withholding obligations, in each case subject to any limitations under the Code with respect to ISOs. Interests issued under the 2019 Plan may consist, in whole or in part, of authorized but unissued Interests, Interests purchased on the open market, or treasury Interests. The 2019 Plan does not provide for an automatic, or "evergreen," annual increase in the number of Incentive Plan Units reserved for issuance. As of December 31, 2025, 891,240 Incentive Plan Units were available for grant under the 2019 Plan. During the twelve-month period ended December 31, 2025, the Operating Company entered into agreements to issue 740,660 options under the 2019 Plan, and 2,080 options outstanding under the 2019 Plan were exercised during the same period. In addition, the administrator may grant substitute awards in connection with a merger, consolidation or acquisition, and such substitute awards do not count against the share reserve, except as may be required by Section 422 of the Code.

Exercise Price and Term

The administrator establishes the exercise price of each option, which must be specified in the applicable award agreement and may not be less than 100% of the fair market value of an Interest on the date of grant, unless the option is intended to be compliant with, rather than exempt from, Section 409A of the Code. In the case of an ISO granted to an employee who, at the time of grant, owns securities representing more than 10% of the voting power of all classes of our securities (or those of a parent or subsidiary corporation), the per share exercise price may not be less than 110% of fair market value on the date of grant. Each option is exercisable at the times and subject to the terms and

conditions specified by the administrator in the applicable award agreement, provided that no option may have a term in excess of ten years (or five years in the case of an ISO granted to a 10% holder).

Options are exercised by delivery of a written notice of exercise, together with payment in full of the exercise price and any applicable withholding taxes. Payment of the exercise price may be made in cash or by check or, to the extent permitted by the administrator, by broker-assisted cashless exercise (if the Operating Company is a publicly listed company), delivery of previously owned Interests valued at fair market value, net exercise, delivery of a promissory note, delivery of other property constituting good and valuable consideration, or any combination of the foregoing. Following a voluntary termination of service by a participant (other than for good reason), payment of the exercise price must be made in cash or by check unless the administrator preapproves an alternative form of payment in writing.

Vesting

The administrator determines the vesting schedule and other terms and conditions applicable to each award and specifies them in the applicable award agreement, and the terms of awards need not be identical among participants. The incentive interests are subject to vesting over time or based on the Operating Company's financial performance. The administrator may at any time provide that any award will become immediately vested and exercisable, in whole or in part, free of some or all restrictions or conditions. The administrator also determines the effect on an award of a participant's disability, death, retirement, authorized leave of absence or other change in service provider status, including the period during which the award may be exercised following such event.

Adjustments; Change in Control and Liquidity Event

In the event of a dividend or other distribution, reorganization, merger, consolidation, recapitalization, liquidation, dissolution, sale of substantially all assets, or other similar corporate transaction or event affecting the Interests, the administrator may make equitable adjustments to the number and kind of Interests subject to the 2019 Plan and outstanding awards, the exercise or grant price, and the terms and conditions of outstanding awards. In connection with such transactions (including a change in control), the administrator is also authorized to, among other things, cancel awards in exchange for cash or other property, accelerate vesting and exercisability, provide for assumption or substitution of awards by a successor or surviving entity, replace awards with other rights or property, or terminate awards.

If a change in control occurs and outstanding awards are not continued, converted, assumed or replaced with substantially similar awards by the Operating Company or a successor entity (an "Assumption"), and the participant has not had a termination of service prior to the change in control, then immediately prior to the change in control such awards will become fully vested, exercisable and/or payable, all forfeiture, repurchase and other restrictions will lapse, and such awards will be canceled upon consummation of the change in control in exchange for the right to receive the change in control consideration payable to other holders of Interests, net of any applicable exercise price (and subject to deferral as required by Section 409A).

In addition, except as otherwise set forth in an award agreement, if a participant's employment or service is terminated by the Operating Company or a successor (or its parent or subsidiary) other than for cause (and other than as a result of death or disability), or if the participant resigns for good reason, in either case during the period beginning 90 days prior to a liquidity event and ending nine months following its consummation, then such participant's outstanding and unvested awards (including any substituted awards) will become fully vested, exercisable and/or payable, and all forfeiture, repurchase and other restrictions will lapse, on the later of the date of termination or the consummation of the liquidity event. Upon the occurrence of a liquidity event, all of a participant's remaining unvested awards will become fully vested and will be canceled in exchange for the right to receive the fair market value of the awards, less any exercise price, determined in connection with the liquidity event. A "liquidity event" generally means a change in control following which any of Jon Goldman, Robert Kirkman or David Alpert ceases to manage and direct the affairs of the Operating Company, a change in control in which the founding members sell all or substantially all of their Interests, or a change in control involving all or substantially all of the stock or assets of the Operating Company. A "change in control" generally includes a merger or consolidation, a sale of all or substantially all of our assets, or another transaction in which an unaffiliated third party acquires a majority of our outstanding voting power, subject to customary exceptions for, among other things, an initial public offering of our securities, a reincorporation to change jurisdiction, and the formation of a holding company owned in substantially the same proportions as the Operating Company.

Transferability and Other Restrictions

Awards generally are not assignable or transferable other than by will or the laws of descent and distribution, and during a participant's lifetime are exercisable only by the participant or the participant's guardian or legal representative; the Operating Company may, however, permit transfers to immediate family members for no consideration, subject to the administrator's prior approval. The administrator may also condition awards on rights of first refusal, call rights, tag-along rights, non-competition obligations and other restrictions, and may require participants to become parties to our operating agreement and related agreements. All awards are subject to any clawback policy adopted by the Operating Company, including any policy adopted to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act. In connection with any underwritten public offering, the Operating Company may impose a customary lock-up of up to 180 days following the effective date of a registration statement.

Amendment and Termination

The administrator may amend, suspend or terminate the 2019 Plan or any portion of it at any time; however, no amendment may materially and adversely affect any outstanding award without the consent of the affected participant, and member approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Awards outstanding at the time of any suspension or termination will continue to be governed by the terms of the 2019 Plan and the applicable award agreement as in effect prior to such suspension or termination. The administrator may also amend, modify or terminate any outstanding award, including substituting another award of the same or a different type, changing the date of exercise or settlement, or converting an ISO to a non-qualified stock option, subject to the participant's consent unless the administrator determines in good faith that the action would not adversely affect the participant or the change is otherwise permitted under the 2019 Plan.

Term of the Plan

No awards may be granted under the 2019 Plan after the completion of ten years from the earlier of the date the 2019 Plan was adopted by the board and the date on which it was approved by our members, although awards previously granted may extend beyond that date in accordance with their terms.

Governing Law

The 2019 Plan and all awards granted thereunder are governed by the laws of the State of Delaware, without regard to conflict of laws principles, and the 2019 Plan includes a California supplement intended to satisfy the requirements of Section 25102(o) of the California Corporations Code with respect to awards granted to California residents.

Transfer Agent

Colonial Stock Transfer Company, Inc.

Three-Year History of Exempt Offerings

We have conducted the following offerings of our securities pursuant to exemptions from the registration requirements of the Securities Act:

Regulation A Offering

On December 5, 2022, the Operating Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sale of its Common Units. On June 10, 2023, the Operating Company closed on the sale of 1,784,350 Common Units at $10 per Unit, for $17,844 thousand in connection with its Regulation A offering. The sale of these Units was subject to the terms and conditions of the offering circular, including certain escrow requirements. The Operating Company raised $17,844 thousand. The Operating Company paid $1,624 thousand in commissions, fees and expenses related to the sales and realized net proceeds of $16,220 thousand.

Effective July 31, 2025, the Operating Company and the requisite Members adopted an Eighth Amendment (the “Eighth Amendment”) to the Sixth Amended and Restated Limited Liability Operating Agreement of the Operating Company, as amended, to, among other things, establish an unprotected series under Section 18-215(a) of the Delaware Limited Liability Company Act under the name Skybound Holdings LLC – Regulation A Series. All

investors who purchased Common Units through the Operating Company's Regulation A offering had their ownership interests moved into this Regulation A Series. The Regulation A Series is governed by a separate Series Operating Agreement that supplements the Operating Company's Operating Agreement.

Seedrs Offering

On February 23, 2024, the Operating Company closed on the sale of 21,700 Common Units, at a price of £7.722 per Unit, for £168 thousand in connection with a crowdfunding campaign conducted by Seedrs Limited. The Operating Company paid £22 thousand in commissions, fees and expenses related to the sales and realized net proceeds of £146 thousand.

SAFE and Crowd SAFE

As of December 31, 2025, the Operating Company has issued SAFE and Crowd SAFE instruments totaling $5,008 thousand. These instruments are not included in members' equity and are classified as liabilities (see Note 14 in the Financial Statements attached hereto).

Regulation CF Offering

On March 5, 2025, the Operating Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the offering of a minimum amount of $9.998 thousand and up to a maximum amount of $4,312.85 thousand of its Common Units at a purchase price of $10.50 per Common Unit (the "2025 CF Offering"). The 2025 CF Offering was conducted through DealMaker Securities LLC (the "CF Intermediary"). The Operating Company achieved its target offering amount of $9.998 thousand prior to the offering deadline of April 30, 2025. The minimum individual purchase amount was $525 (excluding investor processing fees) for the initial 35 calendar days of the 2025 CF Offering and is $1,050 (excluding investor processing fees) for the remainder of the 2025 CF Offering, and the maximum individual purchase amount is $4,312.85 thousand (including investor processing fees). On January 15, 2025, in anticipation of the 2025 CF Offering, the Operating Company formed Skybound Holdings CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act. Investments in the 2025 CF Offering are made through Skybound Holdings CF Investors SPV, LLC, as a co-issuer in the 2025 CF Offering. As compensation for the services provided by the CF Intermediary, the Operating Company is required to pay to the CF Intermediary a fee consisting of an 8.5% cash commission based on the dollar amount of the Common Units sold in the 2025 CF Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $30 thousand setup fee and $12 thousand monthly fee for the use of the platform and marketing services payable to the CF Intermediary and its affiliates. The Operating Company closed investments under the 2025 CF Offering totaling $672 thousand including investor processing fees.

This section discusses only the financial condition of the Operating Company, Skybound Holdings LLC, and includes a number of forward-looking statements that reflect management's current views with respect to future events and financial performance. The following section has been adjusted, where necessary, to reflect the 10-for-1 stock split that occurred on May 22, 2026. You can identify forward-looking statements by forward-looking words such as "may" "will," "expect," "anticipate," "believe," "estimate" and "continue," or similar words. Those statements include statements regarding the intent, belief or current expectations of the Operating Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Operating Company in this report and in its other reports filed with the Commission. Important factors currently known to the Operating Company could cause actual results to differ materially from those in forward-looking statements. While the Operating Company may update forward-looking statements from time to time, it undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Operating Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual results of operations or the results of the Operating Company's future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Operating Company's services, fluctuations in pricing for materials, and competition. For information about the Crowdfunding Vehicle's financial condition, please see the audited financial statements of the Crowdfunding Vehicle in Exhibit E to this Offering Statement.

Unless otherwise indicated or the context requires otherwise, the words "we," "us," "our," the "Company" or "our Company" in this section refer to the Operating Company, and its subsidiaries.

OUR FINANCIAL CONDITION

Business Overview

The Company, together with its subsidiaries, is a multi-platform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Company extends creators' stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing and beyond. The Company has expanded its digital footprint through the acquisition of Maple Media, a mobile application publisher and developer focused on acquiring, optimizing, and scaling a diversified portfolio of consumer-facing mobile applications across categories such as productivity, utilities, and lifestyle. The Company is home to critically acclaimed global franchises, including *The Walking Dead, Invincible, Stillwater,* and *Impact Winter.* The Company maintains key partnerships across the entertainment industry, including Universal Pictures and Image Comics, and holds first look development deals with Amazon and Universal. The Company's capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale's *The Walking Dead* video game series, and have been further enhanced through the acquisition of Nine Four Entertainment, which strengthens the Company's content development and production capabilities across television, film, and digital media. The Company, through Skybound Game Studios, Inc., a subsidiary of Bumbio LLC, holds majority ownership of mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). In September 2023, the Company, through Bumbio LLC, and 5th Planet Games A/S closed their acquisition of majority ownership of Sagafilm ehf., a leading independent production company in Iceland for TV and feature films.

Sources of Revenue

The Company's revenue stems from the commercialization of intellectual property owned or licensed by the Company. Revenue is derived from (1) sales of entertainment products such as video games, comic books, merchandise, tabletop games and more, which includes direct-to-consumer sales and sales through third party distributors, (2) licensing and royalties from the commercialization of the Company's intellectual property by third parties across diverse media platforms, (3) the Company's provision of professional services to third parties related to the commercialization of intellectual property in the entertainment industry, including marketing services, digital content production services and other producing and executive producing services, (4) mobile applications, including in-app purchases, subscriptions, and advertising monetization through the Company's mobile application portfolio,

and (5) talent management revenue and related service income generated through the Company's talent representation activities.

Operating Results

(in thousands except per unit data) *Years ended December 31,*	2025	2024
Revenue	$ 111,832	$ 100,880
Cost of revenue	(62,237)	(65,815)
Operating expenses		
Sales and marketing	10,748	6,141
General and administrative	40,289	29,731
Research and development	6,468	14,970
Impairment on goodwill	—	12,891
Other income (expense)	(3,456)	(1,546)
Income tax (expense) benefit	(8,756)	2,205
Net loss	$ (20,122)	$ (28,009)
Net loss attributable to non-controlling interests	51	(456)
Net loss attributable to members	$ (20,173)	$ (27,553)
Loss per Common Unit, basic	(0.585)	(0.619)
Loss per Common Unit, diluted	(0.585)	(0.619)

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED EARNINGS AND EARNINGS BEFORE INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TO NET LOSS ATTRIBUTABLE TO MEMBERS

(in thousands) *For the years ended December 31,*	2025	2024
Net loss attributable to members	$ (20,173)	$ (27,553)
EXPENSES TO ADD BACK		
Depreciation and amortization	8,864	8,202
Income tax (expense) benefit	8,559	(2,196)
Interest expense (income), net	366	304
Equity-based compensation expense	4,467	2,724
Unrealized foreign exchange	260	—
Recruiting & severance expense	491	1,029
Remeasurement of co-financing liability	5,446	—
Non-recurring corporate development projects	72	—
Acquisitions & dissolutions	(1,204)	—
Inventory, returns, and non-recurring adjustments	920	1,288
Impairment of software	192	2,128
Impairment of IP	145	—
Impairment of tv/film	329	625
Impairment on goodwill	—	12,891
Change in fair value of derivative	443	945
Pre-launch marketing costs	1,283	—
Distributed game product markdown	—	1,963
Adjusted EBITDA[(1)]	**$ 10,460**	**$ 2,350**

(1) Adjusted EBITDA is a non-GAAP financial measure that we define as net loss, excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; stock-based compensation expense; payroll and other tax expense related to stock-based compensation; and other non-recurring or non-cash items that may impact net loss from time to time.

The Company believes Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as management. It facilitates comparisons with prior periods and with peer companies by excluding items that may not be indicative of our core operating performance.

Recruiting expenses added back to Adjusted EBITDA relate to non-recurring senior executive additions as the Company upleveled several roles in a strategic initiative to bring in-house the capabilities to monetize its IP more effectively.

Remeasurement of the fair value of co-financing contingent liabilities added back to Adjusted EBITDA relates to the Company's reassessment of its minimum payment obligation under a revenue share guarantee with with a co-financing partner. During the period, the Company remeasured this contingent liability to reflect the minimum amount expected to be payable in 2026 based on the contractual terms of the agreement.

Inventory and return expenses added back to Adjusted EBITDA relate to the clear out of inventory from changes to the Company's merchandise strategy, the unanticipated voluntary cost of cancelled orders on a subpar manufactured product from a vendor in 2024 and a catch up in inventory carrying valuation adjustments that were deferred during a transition between ERP systems.

Pre-launch marketing costs represent production, event, social promotion, website, streaming and other marketing expenditures incurred prior to the launch of a game/content IP title. The time shift of these costs within Adjusted EBITDA figure aligns revenues and these expenditures.

Distributed game product markdown was due to a failed product launch of a game developed by a third party.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for net loss, income from operations, cash flows from operating activities, or other GAAP financial measures. In addition, our calculation of Adjusted EBITDA may differ from similarly titled measures used by other companies, and therefore may not be directly comparable.

Results of Operations

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

The Company operates an integrated business and manages its intellectual property (IP) across television, film, merchandise, and other media on a combined basis as a single operating and reportable segment, as defined by Accounting Standards Codification (ASC) 280, *Segment Reporting* (ASC 280). While the Company operates as one segment, it discloses revenue and operating results by line of business in Management's Discussion and Analysis to provide additional visibility into how it commercializes its IP and the nature and sources of its revenue streams.

Operating Results by Line of Business

(in thousands) ***Years ended December 31,*** ***Revenue***	**2025**	**2024**	**Increase/ (decrease)**
Interactive	$ 35,978	$ 45,440	$ (9,462)
Linear content	47,393	45,707	1,686
Editorial	14,227	7,871	6,356
Mobile apps (1)	11,551	—	11,551
Merchandise and other	2,683	1,862	821
Total	**$ 111,832**	**$ 100,880**	**$ 10,952**

(1) Mobile Apps represents a new line of business beginning in 2025 following the Maple Media LLC acquisition.

For the year ended December 31, 2025, Interactive revenue decreased by $9,462 thousand on lower sales from physical back catalog titles and retail softness on launches of new 3rd party titles, partially offset by strong digital sales.

Linear Content revenue increased by $1,686 thousand, driven by an increase in production and licensing revenue from Sagafilm's slate, partially offset by fewer *Invincible* episodes.

Editorial revenue increased by $6,356 thousand, reflecting the launch of new premium titles in partnership with external parties, particularly fulfillment on highly successful Kickstarter campaigns.

Mobile apps had revenue of $11,551 thousand for the year ended December 31, 2025, primarily from consistent subscription and advertising sales from Maple Media LLC, which is a subsidiary acquired in 2025.

Merchandise and other revenue increased by $821 thousand, reflecting higher *Invincible* physical product sales and licensing royalty revenue.

(in thousands) ***Years ended December 31,*** ***Cost of Revenue***	**2025**	**2024**	**Increase/ (decrease)**
Interactive	$ 21,956	$ 29,878	$ (7,922)
Linear content	29,866	30,676	(810)
Editorial	6,744	3,367	3,377
Mobile apps	2,621	—	2,621
Merchandise and other	1,050	1,894	(844)
Total	**$ 62,237**	**$ 65,815**	**$ (3,578)**

For the year ended December 31, 2025, Interactive cost of revenue decreased by $7,922 thousand, driven by the decrease in manufacturing costs and royalty expenses from lower physical video games sales.

Cost of revenue for Linear Content decreased by $810 thousand, due to lower production costs from the Classified TV show. Amortization of owned linear content is recorded within the research and development expense line on the consolidated statements of comprehensive loss.

Editorial cost of revenue increased by $3,377 thousand, from higher royalty expenses and product fulfillment costs.

Mobile apps cost of revenue was $2,621 thousand driven by platform fees and production costs.

Merchandise and other cost of goods decreased by $844 thousand due to lower product fulfillment costs in the shift away from the tabletop business.

(in thousands) ***Years ended December 31,*** ***Operating Expenses***	**2025**	**2024**	**Increase/ (decrease)**
Sales and marketing	$ 10,748	$ 6,141	$ 4,607
General & administrative	40,289	29,731	10,558
Research & development	6,468	14,970	(8,502)
Impairment on goodwill	—	12,891	(12,891)
Operating Expenses Total	$ 57,505	$ 63,733	$ (6,228)

Sales and marketing expenses increased by $4,607 thousand due to an increase in promotional campaigns related to *Invincible VS*, editorial Kickstarter campaigns, and mobile apps.

General and administrative expenses increased by $10,558 thousand due to higher amortization costs related to Sagafilm titles, mobile apps, and an increase in equity compensation.

Research and development expenses decreased by $8,502 thousand driven by lower development costs from Sagafilm titles, development work associated with the Company's *Invincible*-branded in-game content collaboration with Fortnite, and timing of accounting adjustments related to the *Invincible* TV show.

Other Income and Expenses

For the year ended December 31, 2025, interest income was $529 thousand, with an interest expense of $991 thousand. For the year ended December 31, 2024, interest income was $333 thousand, with an interest expense of $707 thousand. The increase in expense was related to interest payments on the line of credit.

The Company recorded a loss on foreign currency exchange of $57 thousand and a gain of $115 thousand for the years ended December 31, 2025, and 2024, respectively.

The Company recorded a change in fair value of contingent liabilities for $(5,446) thousand and $0 for the years ended December 31, 2025, and 2024, respectively.

The Company generated other income (expense) net of $2,707 thousand and ($1,172) thousand, excluding interest and foreign currency exchange differences, for the years ending December 31, 2025, and 2024, respectively. The increase in other income (expense) net was primarily driven by the one-time sale of mobile apps and cumulative gains on a dissolution of an investment.

The Company recognized a gain of $245 thousand and $830 thousand from an equity method investment received from a non-controlling interest for the years ending December 31, 2025, and 2024, respectively.

Income Tax

The Company's income tax (expense) benefit was $(8,756) thousand and $2,205 thousand for the years ending December 31, 2025, and 2024, respectively.

Net Loss

The Company reported a net loss attributable to members of $(20,173) thousand and $(27,553) thousand for the years ending December 31, 2025, and 2024, respectively. The decrease in net loss position was improved primarily by additional revenue from Maple Media, new premium editorial titles in partnership with external parties, and revenue from Sagafilm. Though revenue increased, cost of revenue decreased from a reduced physical video game slate. Net loss was also improved by lower operating expenses from a reduction in impairment to goodwill and offset by a decrease in other income from the recording of an other financial expense in connection with the contingent liabilities arising from the *Invincible VS* co-financing agreement. The Company remains focused on long-term value creation and is positioning its assets for future monetization opportunities.

(in thousands) ***As of December 31,***	**2025**	**2024**	**Increase/ (decrease)**
Total Assets	$ 143,809	$ 124,904	$ 18,905
Total Liabilities	78,690	49,926	28,764

As of December 31, 2025, the Company possessed assets totaling $143,809 thousand, primarily consisting of cash and cash equivalents, crypto assets, receivables, inventories, software development costs, goodwill, equity-method and other investments. As of December 31, 2024, the Company possessed assets totaling $124,904 thousand. The increase was primarily due to an increase in intangible assets from the Maple acquisition, higher software development costs, an increase in goodwill, as well as higher cash and cash equivalents from operating activities.

As of December 31, 2025, liabilities totaled $78,690 thousand, primarily consisting of other non-current liabilities, short-term deferred revenue, accrued liabilities, and notes payable. As of December 31, 2024, liabilities totaled $49,926 thousand, primarily consisting of accrued liabilities and short-term deferred revenue. The increase in liabilities was primarily due to other non-current liabilities from a co-financing agreement related to *Invincible VS,* as well as an increase in deferred revenue related to additional *Invincible* episodes, as well as an increase in short term notes payable due to a credit line advance.

Cash Flows from Operating Activities

Net cash used in operating activities was $(13,895) thousand and $(32,177) thousand for the years ending December 31, 2025, and 2024, respectively. The decrease in net cash used in operating cash flows primarily reflect lower impairment to goodwill, lower net loss and distributions payable.

Cash Flows from Investing Activities

Net cash used in investing activities was $(271) thousand and $(546) thousand for the years ending December 31, 2025, and 2024, respectively. The change was due to the acquisition costs of Maple Media and Nine Four, partially offset by the sale of the investment in Mega Cat.

Cash Flows from Financing Activities

Net cash provided by financing activities was $19,105 thousand and $7,637 thousand for the years ending December 31, 2025, and 2024, respectively. The increase in net cash provided by financing activities was primarily due to proceeds received from co-financing arrangement, partially offset by a repayment of line of credit.

Equity Financing

As of December 31, 2025, the Company has raised a total of $60,151 thousand through selling equity membership interests, including common units, preferred units, options, warrants, and other convertible instruments. The Company used the capital raised from its equity financings for several investments and acquisitions.

Liquidity and Capital Resources

The Company has a current ratio of 1.00 as of December 31, 2025, and operating expenses of $57,506 thousand for the year ended December 31, 2025. The Company expects to be able to meet anticipated cash operating expenses and capital expenditures for at least 12 months. The primary sources of the Company's liquidity are proceeds from its Regulation A offering, Regulation CF offerings, SAFE investments and other crowdfundings. The Company also has access to a line of credit of up to $25,000 thousand. The Company also has potential access to additional sources of capital through additional rounds of private capital funding.

Off-Balance Sheet Arrangements

The Company is a guarantor of the following two debt agreements:

1. Loan Agreement, dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank. The loan is secured by, among other things, a building owned by Blueberry & Chicken, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated April 30, 2021, between the Company and City National Bank.
2. Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank. The loan is secured by, among other things, a building owned by Spicy Sauce, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated July 20, 2021, between the Company and City National Bank.

Trend Information

Over the next 12 months, the Company anticipates that it will continue its current strategy of bringing creators' visions for their intellectual property to life across media platforms including comics, television, film, video games, tabletop, books, digital content, audio programming and music publishing, including:

- continuing to expand the Company's publishing and distribution of both independent video game titles and video games based on Company-owned IP such as *Invincible* and *The Walking Dead;*
- pursuing new strategic partnership opportunities, including the development of anime projects;
- expanding productions of original television;
- building robust capabilities internally to address the growing needs of the business in the area of marketing and community management;
- strengthening internal legal, finance and HR resources;
- driving additional capital raises through other platforms; and
- closing on additional M&A deals to expand capabilities in product development and fan engagement.

OTHER MATERIAL INFORMATION

Statement Regarding Disqualification

None of the persons involved with our company have been convicted within the past 10 years (or five years for issuers, their predecessors, and affiliated issuers) of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities. Additionally, no such person is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the last five years, that restrains or enjoins them from engaging in any conduct in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities.

No individual associated with our company is subject to a final order of a state securities commission, state banking or credit union authority, state insurance commission, an appropriate federal banking agency, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the person from association with an entity regulated by such authorities, from engaging in the business of securities, insurance, or banking, or from engaging in savings association or credit union activities. Furthermore, no such person is subject to any final order based on a violation of law or regulation prohibiting fraudulent, manipulative, or deceptive conduct that was entered within the last 10 years. None of our affiliated persons are subject to any order of the Commission entered under Section 15(b) or 15B(c) of the Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes their registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal; places limitations on their activities, functions, or operations; or bars them from being associated with any entity or participating in the offering of any penny stock.

Furthermore, no such person is subject to any order of the Commission entered within the last five years that orders them to cease and desist from committing or causing a violation of any scienter-based anti-fraud provision of the federal securities laws or Section 5 of the Securities Act. No person associated with our company has been suspended or expelled from membership in, or barred from association with a member of, a registered national securities exchange or registered national or affiliated securities association for any act inconsistent with just and equitable principles of trade.

None of our affiliated persons have filed, as a registrant or issuer, or been named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within the last five years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. Additionally, no such person is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

Finally, no person associated with our company is subject to a United States Postal Service false representation order entered within the last five years or is currently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Miscellaneous

The summaries of, and references to, various documents described in this offering statement do not purport to be complete and in each instance reference should be made to the copy of such document attached as an exhibit to this offering statement or which will be made available to prospective investors and their professional advisors upon request.

Prior to making an investment decision regarding the Units described herein, prospective investors should carefully review and consider this entire offering statement including the exhibits attached hereto. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this offering statement. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this offering statement or any other matter relating to the units described herein, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision.

EXHIBIT A

Form of Subscription Agreement

(*See Attached*)

FORM OF CO-ISSUER SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INVESTOR WEBSITE PAGE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Skybound Holdings CF Investors SPV 2, LLC
c/o Skybound Holdings LLC
9570 West Pico Boulevard
Los Angeles, California 90035

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase limited liability company membership interests (the "**Securities**") of Skybound Holdings CF Investors SPV 2, LLC, a Delaware limited liability company (the "**Co-Issuer**"), upon the terms and conditions set forth herein. The Co-Issuer is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for limited liability company common equity interests ("**Common Units**") to be acquired from Skybound Holdings LLC, a Delaware limited liability company (the "**Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Co-Issuer which relate to Common Units issued by the Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Agreement of the Co-Issuer, dated as of April 21, 2026 (as the same may be amended or amended and restated from time to time, the "**Operating Agreement**"), and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. Any capitalized term not specifically defined in this Subscription Agreement shall have the same meaning ascribed to such term in the Offering Materials.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Co-Issuer and Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Co-Issuer's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the investor website page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline (as hereinafter defined); however, once the Subscription Agreement is accepted by the Co-Issuer and Issuer there is no cancelation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Co-Issuer and Issuer. A promoter may be any person who promotes the Co-Issuer and Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Co-Issuer and Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and its affiliates have received or will receive in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Issuer, as Manager of the Co-Issuer, will make all decisions for the Co-Issuer even though the Subscriber's investment is not made with the Issuer.

(d) This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Co-Issuer at its sole discretion. In addition, the Co-Issuer, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Co-Issuer will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of Securities sold shall not exceed $5,000,000, which includes a 8.5% Usage Fee to the Intermediary. The Co-Issuer may accept subscriptions until December 31, 2026 (the "**Offering Deadline**"). Provided that subscriptions for $10,000.68 worth of Securities are received (the "**Target Offering Amount**"), the Co-Issuer

may elect at any time to close all or any portion of the Offering, on various dates at or prior to the Offering Deadline (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Co-Issuer as a Member holding the Securities of the Co-Issuer.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Co-Issuer of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Co-Issuer prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with the Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Co-Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Co-Issuer and Issuer. The Co-Issuer and Issuer each represent and warrant to Subscriber that the following representations and warranties are true and correct in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Co-Issuer and Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Co-Issuer's or Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Issuer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer and Issuer, as applicable, have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Issuer is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Co-Issuer or its business.

(b) Eligibility of the Co-Issuer and Issuer to Make an Offering under Section 4(a)(6). The Co-Issuer and the Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Co-Issuer have been duly authorized by all necessary limited liability company action on the part of the Co-Issuer, and by the Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Co-Issuer, and enforceable against the Co-Issuer in accordance with their terms. Further, the underlying securities to be issued by the Issuer to the Co-Issuer will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms.

(d) Authority for Subscription Agreement. The execution and delivery by the Co-Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery

of the Securities) are within the Co-Issuer's powers and have been duly authorized by all necessary actions on the part of the Co-Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Co-Issuer, enforceable against the Co-Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Co-Issuer in connection with the execution, delivery and performance by the Co-Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Co-Issuer to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Issuer's financial statements consisting of the audited balance sheet of the Issuer for the years ended December 31, 2025 and December 31, 2024, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2025 and December 31, 2024 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the Investor Website Page. The Financial Statements are based on the books and records of the Issuer and fairly present the financial condition of the Issuer as of the date they were prepared and the results of the operations and cash flows of the Issuer for the periods indicated. Baker Tilly US, LLP, who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Co-Issuer has had audited inception financials (the "**Inception Financial Statements**") prepared by SetApart Accountancy Corp., an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Co-Issuer shall use the proceeds from the issuance and sale of the Securities as set forth in "Use of Proceeds" in the Offering Materials.

(h) Litigation. Except as set forth in the Offering Materials, as of the date thereof, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Co-Issuer's and Issuer's knowledge, currently threatened in writing (a) against the Co-Issuer or Issuer or (b) against any consultant, officer, manager, director or key employee of the Co-Issuer or Issuer arising out of his or her consulting, employment or board relationship with the Co-Issuer or Issuer or that could otherwise materially impact the Co-Issuer or Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and correct in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement, the Operating Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement, the Operating Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Co-Issuer, which will serve as a "crowdfunding vehicle" for an investment between the Co-Issuer and the Issuer. The Co-Issuer will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Co-Issuer has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Co-Issuer involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Co-Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Co-Issuer in its sole discretion, but for very limited situations.

(f) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Co-Issuer, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Co-Issuer or the Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Co-Issuer or the Issuer as a condition of such transfer**.

(h) Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the

Offering Materials. Subscriber has had an opportunity to discuss the Issuer's business, management and financial affairs with managers, officers and management of the Issuer and has had the opportunity to review the Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by the Issuer or others with respect to the business or prospects of the Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Issuer on the basis of the Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(l) Co-Issuer Structure Acknowledgment. Subscriber acknowledges and agrees that Subscriber is acquiring Securities of the Co-Issuer, and not directly acquiring securities of the Issuer. Subscriber understands and acknowledges the legal and structural distinction between the Co-Issuer and the Issuer, including that (i) the Co-Issuer is a separate legal entity from the Issuer, (ii) Subscriber's rights as a holder of Securities are governed by the Operating Agreement of the Co-Issuer and this Subscription Agreement, (iii) the Co-Issuer's assets will consist primarily of Common Units of the Issuer acquired with the proceeds of this and prior offerings, (iv) Subscriber has no direct ownership interest in, or direct claim against, the Issuer or its assets, and (v) the value of Subscriber's Securities is derived from, and dependent upon, the value of the Co-Issuer's holdings in the Issuer. Subscriber further acknowledges that investing at the Co-Issuer level involves risks that may differ from, or be in addition to, the risks associated with a direct investment in the Issuer, including risks related to the Co-Issuer's status as a crowdfunding vehicle, the absence of voting rights associated with the Securities, and the Co-Issuer's dependence on the Issuer for distributions, information, and other rights. Subscriber has reviewed the Offering Materials, including the sections titled "Explanatory Note Regarding the Co-Issuers" and "Risk Factors," and has had the opportunity to ask questions and receive answers concerning the Co-Issuer structure and the terms and conditions of this investment.

(m) Mandatory Arbitration Acknowledgment. Subscriber represents, warrants, and acknowledges that Subscriber has carefully reviewed and understands the mandatory arbitration provision set forth in Section 8(a) of this Subscription Agreement. Subscriber agrees to be bound by, and to comply with, all of the terms and conditions of such mandatory arbitration provision. Subscriber understands and agrees that, by executing this Subscription Agreement, Subscriber waives the right to litigate covered Disputes (as defined in Section 8) in court, including the right to a trial by jury, except as expressly provided in Section 8 and Section 9. Subscriber acknowledges that arbitration proceedings differ materially from judicial proceedings, and that Subscriber has had the opportunity to consult with legal counsel regarding the implications of the mandatory arbitration provision before executing this Subscription Agreement.

(n) Class Action Waiver Acknowledgment. Subscriber represents, warrants, and acknowledges that Subscriber has carefully reviewed and understands the class action waiver set forth in Section 8(c) of this Subscription Agreement. Subscriber agrees to be bound by, and to comply with, all of the terms and conditions of such class action waiver. Subscriber understands and agrees that, by executing this Subscription Agreement, Subscriber waives the right to participate in any class action, collective action, private attorney general action, derivative proceeding on behalf of other Members, or other representative proceeding with respect to any Dispute, except as expressly provided in Section

8. Subscriber further acknowledges that such waiver may limit Subscriber's ability to aggregate claims with other investors and may require Subscriber to pursue claims on an individual basis, which could result in significantly higher costs and reduced likelihood of pursuing small-value claims.

(o) Exclusive Forum and Governing Law Acknowledgment. Subscriber represents, warrants, and acknowledges that Subscriber has carefully reviewed and understands the exclusive forum and governing law provisions set forth in Section 8(d) and Section 9 of this Subscription Agreement. Subscriber agrees to be bound by, and to comply with, all of the terms and conditions of such provisions. Subscriber understands and agrees that any Dispute not subject to mandatory arbitration, and any court proceedings related to or in support of arbitration, shall be brought exclusively in the federal or state courts located in the State of Delaware, and that this Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. Subscriber acknowledges that such provisions may limit Subscriber's ability to bring claims in a judicial forum that Subscriber finds favorable, and may require Subscriber to litigate disputes in a jurisdiction that may be inconvenient or costly for Subscriber to access.

(p) Additional Acknowledgments. Subscriber represents, warrants, and acknowledges that (i) Subscriber has received and carefully reviewed this Subscription Agreement, the Operating Agreement, and the Offering Materials, (ii) Subscriber has had the opportunity to ask questions of, and receive answers from, the Co-Issuer and the Issuer concerning the terms and conditions of this investment, (iii) Subscriber has had the opportunity to consult with Subscriber's own legal, tax, and financial advisors regarding the legal and economic effect of executing this Subscription Agreement and making this investment, (iv) Subscriber is not relying on any statement, representation, or warranty made by any person or entity other than those expressly set forth in this Subscription Agreement and the Offering Materials, (v) Subscriber's investment in the Securities is made voluntarily and with full knowledge of the risks associated therewith, and (vi) Subscriber acknowledges and agrees that the dispute resolution provisions set forth in Section 8 and Section 9 are material terms of this Subscription Agreement and that the Co-Issuer and Issuer are relying on such provisions and on Subscriber's representations, warranties, and acknowledgments set forth in this Section 5(p) in entering into this Subscription Agreement.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Co-Issuer, the Issuer and their respective officers, directors, managers and affiliates, and each other person, if any, who controls the Co-Issuer or the Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Transfer Restrictions.

(a) "Market Stand-Off" Agreement. Subscriber hereby acknowledges and agrees that the Co-Issuer will not be permitted to, without the prior written consent of the managing underwriter or financial advisor to the Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any securities of the Issuer (whether such securities are then owned by the Co-Issuer or are thereafter acquired) or (ii) enter into any swap or other

arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities of the Issuer, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities of the Issuer to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Co-Issuer only if all officers and directors of the Issuer are subject to the same restrictions. The financial advisors of the Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

For purposes of this Section 7(a), the term "Issuer" shall include any wholly owned subsidiary of the Issuer into which the Issuer merges or consolidates. In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber acknowledges and agrees that a legend reading substantially as follows may be placed on all certificates representing all of Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF SKYBOUND HOLDINGS LLC ("SKYBOUND"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN SKYBOUND AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT SKYBOUND'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Subscription Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities and the Subscriber acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of all or any portion of the Issuer's Common Units or any securities which may be converted into the Issuer's Common Units, in each case, unless and until the transferee has agreed in writing for the benefit of the Co-Issuer and the Issuer, respectively, to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Subscription Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) Subscriber or the Co-Issuer, as applicable, has (A) notified the Co-Issuer or the Issuer, as applicable, of the proposed disposition; (B) furnished the Co-Issuer or the Issuer, as applicable, with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Co-Issuer or the Issuer, as applicable, furnished the Co-Issuer or the Issuer, as applicable, with an opinion of counsel reasonably satisfactory to the Co-Issuer or the Issuer, as applicable, that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Securities, and acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of any of the Issuer's securities, to any competitor of the Issuer, as determined in good faith by the Issuer.

8. Mandatory Arbitration; Class Action Waiver; Exclusive Forum.

(a) Mandatory Arbitration. To the fullest extent permitted by law, any dispute, claim, or controversy, whether in contract, tort, statute, or otherwise, arising out of or relating to this Subscription Agreement, the formation, governance, management, operations, capitalization, or dissolution of the Company, or the rights, duties, or relationships among the Company, the Manager, any Member, or any of their respective Affiliates in such capacities, each, a "Dispute," shall be resolved exclusively by binding arbitration administered by JAMS under the Federal Arbitration Act, 9 U.S.C. §§ 1 through 16, or the "FAA," and pursuant to the JAMS Comprehensive Arbitration Rules and Procedures then in effect, as modified by this Section 8. The arbitration shall be conducted by a single neutral arbitrator, unless all parties to the Dispute, or the "Dispute Parties," agree in writing to a three-arbitrator panel. The seat and venue of the arbitration shall be Wilmington, Delaware, and hearings may be conducted by remote means at the election of the arbitrator after conferring with the Dispute Parties. The arbitrator shall apply the law specified in

Section 9, without regard to any conflicts of law rule that would result in the application of the law of any other jurisdiction, except to the extent preempted by the FAA. The Dispute Parties understand and agree that, by consenting to arbitration, they waive the right to a trial by jury and to litigate Disputes in court, except as expressly provided in this Section 8 and in Section 9. Notwithstanding the foregoing, a Dispute Party may seek temporary, preliminary, or emergency injunctive relief or other provisional remedies from a court of competent jurisdiction within the geographical boundaries of Delaware in aid of arbitration or to protect confidential information or intellectual property, and the filing of such an action shall not be deemed a waiver of arbitration. Judgment on any arbitral award may be entered in any state or federal court located within the geographical boundaries of Delaware that has jurisdiction over the Dispute Parties and the subject matter. The Dispute Parties acknowledge and agree that mandatory arbitration is a forum-selection mechanism and does not waive, diminish, limit, or disclaim any substantive rights or remedies under the U.S. federal securities laws or the rules and regulations promulgated thereunder. Consistent with applicable law, claims arising under the U.S. federal securities laws are arbitrable, and the arbitrator shall afford the same rights and remedies, including statutory damages, rescission, injunctive relief, attorneys' fees, and costs where authorized, as would be available in a court of competent jurisdiction. To the extent that applicable law does not permit a particular federal securities law claim or remedy to be the subject of mandatory arbitration, such claim or remedy may be brought in a court of competent jurisdiction as provided in Section 9 and is not subject to arbitration to that extent. Nothing in this Section 8 shall be construed to waive compliance with the U.S. federal securities laws. Any question relating to the formation, existence, validity, scope, interpretation, or enforceability of this agreement to arbitrate, including the arbitrability of any Dispute and the interpretation or enforceability of the class, collective, and representative action waiver and the Mass Arbitration Protocol set forth below, shall be decided by the arbitrator and not by a court, except that a court of competent jurisdiction shall decide any issue that, as a matter of nonwaivable law, must be decided by a court. The arbitrator shall have authority to award any relief available under applicable law and in equity, including monetary damages, declaratory relief, injunctive relief, other equitable relief, and attorneys' fees and costs where authorized by statute or contract. Arbitrations shall proceed on an individual basis only. There shall be no class, collective, private attorney general, derivative proceeding on behalf of other Members, or other representative arbitration, and claims of two or more persons or entities shall not be joined, consolidated, or heard together in a single arbitration, except with the express written consent of all affected parties or as expressly permitted under Section 8(b). For the avoidance of doubt, the foregoing does not restrict the arbitrator's ability to grant public injunctive relief where such relief is nonwaivable under applicable law and is sought for the benefit of a party to the arbitration. If a Dispute is filed that is substantively related to the management or operations of the Company, the arbitration shall be limited to the Company, the Manager, and the Members or other parties whose rights or obligations are directly implicated by that Dispute.

(b) Mass Arbitration Protocol. In the event of twenty-five (25) or more substantially similar arbitration demands asserting related claims against the Company or the Manager, and brought by or with the assistance or coordination of the same or overlapping counsel, law firms, or litigation funding entities, and filed within any rolling one hundred eighty (180) day period, a "Mass Arbitration Event," the following Mass Arbitration Protocol shall apply in lieu of any contrary JAMS rule. First, the JAMS Mass Arbitration Procedures shall apply to the extent not inconsistent with this Section 8, and a Process Arbitrator may be appointed to administer threshold and procedural issues. Second, the Mass Arbitration Event shall be organized into tranches of no more than fifty (50) individual cases per tranche, with an initial bellwether tranche of up to ten (10) cases to proceed to merits hearings. The selection of cases in each tranche shall be made by JAMS using a random, neutral selection method after soliciting input from the Dispute Parties. If JAMS declines to do so, the Process Arbitrator shall conduct the selection. All non-tranche cases shall be stayed, and no filing, case-management, or arbitrator fees for stayed cases shall be due or payable until those cases are placed into an active tranche. Third, upon issuance of final awards in the bellwether tranche, the Dispute Parties shall participate in good-faith, non-binding global mediation with a mutually agreed mediator or, failing agreement, a mediator appointed by JAMS. If settlement is not reached within sixty (60) days after the last bellwether award, additional tranches of up to fifty (50) cases each shall proceed sequentially, with periodic good-faith mediations after each tranche unless the Dispute Parties jointly agree otherwise or the Process Arbitrator determines that further mediation would be futile. Fourth, all applicable statutes of limitation and repose for stayed cases shall be tolled from the date of the demand's filing with JAMS until the stay is lifted for that case, and any contractual limitation period in this Subscription Agreement is likewise tolled during the stay. Fifth, the arbitrator or Process Arbitrator shall have authority to modify tranche size, sequencing, or other procedural aspects for efficiency and fairness, provided that no party shall be required to pay JAMS or arbitrator fees for more than the number of cases actively proceeding in a then-

current tranche. In any Mass Arbitration Event, each individual case shall be assigned to a single arbitrator unless all Dispute Parties agree to a panel. The arbitrator shall decide the case-specific merits and remedies without being bound by outcomes in other cases, except to the extent issue preclusion or claim preclusion would apply under applicable law as between the same parties. The arbitrator may, for efficiency, adopt procedures for coordinated discovery or motion practice across cases within a tranche, provided that each claimant preserves the right to present such claimant's individual evidence and arguments and to obtain the individualized relief to which such claimant is entitled under applicable law. The allocation and timing of administrative and arbitrator fees in a Mass Arbitration Event shall follow the JAMS applicable fee schedules as modified herein, such that fees are due only for cases in an active tranche. The arbitrator may award costs, fees, and sanctions consistent with applicable law and the JAMS rules for non-compliant or frivolous demands or defenses, including where a party or its counsel fails to comply with the Process Arbitrator's case-management orders or engages in bad-faith tactics designed to manufacture or exploit a Mass Arbitration Event. Nothing in this Section 8 shall require any Member to pay more in arbitration fees or costs than such Member would be required to pay to file the same claim in a court of competent jurisdiction, where such a limitation is required by applicable law. The arbitrator shall preserve the confidentiality of the proceedings to the fullest extent permitted by law. Except as required by law or to enforce an award, neither the arbitrator nor any Dispute Party shall disclose the existence, content, or results of any arbitration under this Section 8, including orders and awards, without the prior written consent of all Dispute Parties. The arbitrator may issue protective orders to safeguard confidential information, trade secrets, personal data, and sensitive business information. Notwithstanding anything to the contrary, if the waiver of class, collective, private attorney general, derivative proceedings on behalf of other Members, or other representative arbitration in this Section 8 is found unenforceable with respect to a particular claim or remedy, then, unless prohibited by nonwaivable law, the unenforceable portion shall be severed and that specific claim or remedy shall proceed in a court of competent jurisdiction as provided in Section 9, while the remainder of the Dispute proceeds in arbitration on an individual basis. If any other provision of this Section 8 is found unenforceable as applied to a particular claim or remedy, the remaining provisions, and the application of such provision to any other claim or remedy, shall remain in full force and effect. This Section 8 shall survive any termination of this Subscription Agreement and shall bind and inure to the benefit of the Company, the Manager, the Members, and their respective successors and permitted assigns.

(c) Class Action Waiver. To the fullest extent permitted by law, the Company, the Manager, and each Member agree that any Dispute shall be adjudicated or arbitrated, as the case may be, only on an individual basis. No Dispute Party shall have the right to have any Dispute heard or decided as a class, collective, private attorney general, or other representative proceeding, or in any proceeding in which a party acts or proposes to act in a representative capacity, including on behalf of other Members or other persons who are not parties to the proceeding. Unless all Dispute Parties otherwise agree in a signed writing, no arbitration, litigation, or other proceeding shall be consolidated with, coordinated with, or joined to any other arbitration, litigation, or proceeding, and the arbitrator or court shall not have authority to order any such consolidation, coordination, or joinder. For the avoidance of doubt, the foregoing does not prohibit administrative case-management or batching measures expressly authorized by the Mass Arbitration Protocol in Section 8(b), which shall not be deemed consolidation, coordination, joinder, or a representative proceeding for any purpose, and under which each case remains an individual matter. The arbitrator or court shall have no authority to conduct any class, collective, private attorney general, derivative proceeding on behalf of other Members, or other representative proceeding, or to award relief on a class-wide, collective, or representative basis, or to enter an order that purports to bind or grant relief to any person or entity that is not a party to the arbitration or litigation. Nothing in this Section 8(c) shall be construed to preclude a Dispute Party from seeking public injunctive or other nonwaivable relief to the extent such relief is required by nonwaivable applicable law. Any such relief shall be sought and adjudicated on an individual basis in the forum required by applicable law. To the extent a derivative claim on behalf of the Company is nonwaivable under applicable law, such claim may be brought only in accordance with the governing statute and this Subscription Agreement and only on behalf of the Company whose rights are at issue, and not on behalf of any Member. The Dispute Parties acknowledge and agree that this Section 8(c) is intended to be separate and independent from the arbitration provisions of this Section 8 and shall apply in any forum described in Section 9. If any court or arbitrator determines that the arbitration provisions of this Section 8, or any part thereof, are unenforceable or inapplicable to a particular Dispute, the provisions of this Section 8(c) shall nevertheless govern the conduct of any resulting litigation or other proceeding to the fullest extent permitted by law, such that the Dispute proceeds only on an individual basis and not as a class, collective, private attorney general, or other representative proceeding. The Dispute Parties further acknowledge that agreements requiring individual proceedings and waiving

class, collective, or representative procedures, including outside the arbitration context, have been enforced as contractual provisions subject to applicable law, and that such agreements address procedural mechanisms and do not waive, diminish, limit, or disclaim any substantive rights or remedies under the U.S. federal securities laws or the rules and regulations promulgated thereunder. If the waiver of class, collective, private attorney general, derivative proceedings on behalf of other Members, or other representative proceedings in this Section 8(c) is held unenforceable with respect to any claim or remedy for which class-wide, collective, or representative relief is sought, then such specific claim or remedy shall proceed exclusively in a court of competent jurisdiction in accordance with Section 9, and the arbitration provisions of this Section 8 shall be inapplicable to that claim or remedy. All remaining claims and remedies shall proceed on an individual basis in arbitration or court, as applicable. To promote efficiency and avoid inconsistent rulings, the arbitrator or court may stay any parallel individual arbitration or litigation of overlapping issues pending resolution of the court proceeding required by this paragraph, to the extent permitted by law. The Dispute Parties expressly agree that this fallback allocation of forum is a material term of this Subscription Agreement and would have been agreed even absent the arbitration provisions of this Section 8. Nothing in this Section 8(c) is intended to waive compliance with any provision of the U.S. federal securities laws or the rules and regulations promulgated thereunder. The individual-proceeding requirement and class and representative action waiver in this Section 8(c) operate solely as procedural limitations on the manner in which Disputes are brought and resolved, and not as a waiver of any substantive right or remedy available under applicable law. If any provision of this Section 8(c) is found to be unenforceable as applied to a particular claim or remedy, the remaining provisions, and the application of such provision to any other claim or remedy, shall remain in full force and effect. This Section 8(c) shall survive any termination of this Subscription Agreement and shall bind and inure to the benefit of the Company, the Manager, the Members, and their respective successors and permitted assigns.

(d) Exclusive Forum. Except as otherwise required by the arbitration and class action waiver provisions set forth in this Section 8, and subject to applicable federal securities laws, any legal action or proceeding arising under this Subscription Agreement that is not subject to mandatory arbitration pursuant to this Section 8, and any court proceedings related to or in support of arbitration, shall be brought exclusively in the federal or state courts located in the State of Delaware, unless the Manager provides written consent to the selection of an alternative forum. Unless the Manager consents in writing to the selection of an alternative forum, to the maximum extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, to the extent that mandatory arbitration pursuant to this Section 8 is determined by a court of competent jurisdiction not to apply to such complaint, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. The provisions of this Section 8 are not intended to relieve the Company of its duty to comply with any federal securities laws and regulations and shall not be construed as a waiver by any Member of compliance with such laws. Each Member acknowledges that the exclusive forum and venue provisions set forth in this Section 8, together with the arbitration and class action waiver provisions set forth herein, may limit such Member's ability to bring a claim in a judicial venue or procedural posture that such Member finds favorable. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Subscription Agreement.

9. Applicable Law and Jurisdiction.

(a) This Subscription Agreement and the rights of the parties shall be governed by and construed in accordance with the laws of the State of Delaware. Non-contractual obligations, if any, arising out of or in connection with this Subscription Agreement, including its formation, shall also be governed by the laws of the State of Delaware. The rights and liabilities of the Members in the Company, and as between them, shall be determined pursuant to the Delaware Limited Liability Company Act and this Subscription Agreement. To the extent the rights or obligations of any Member are different by reason of any provision of this Subscription Agreement than they would otherwise be under the Delaware Limited Liability Company Act in the absence of such provision, or even if this Subscription Agreement is inconsistent with such act, this Subscription Agreement shall control, except to the extent such act prohibits any particular provision from being waived or modified by the Members, in which event any contrary provisions hereof shall be valid to the maximum extent permitted under such act.

(b) Subject to Section 8, any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Subscription Agreement or the transactions contemplated hereby that is permitted to proceed in court shall be brought in the Court of Chancery of the State of Delaware, and each Member

hereby consents to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and of the appropriate appellate courts therefrom, in any such suit, action, or proceeding, and irrevocably waives, to the fullest extent permitted by law, any objection that such Member may now or hereafter have to the laying of venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum; provided, however, that if the Court of Chancery of the State of Delaware does not have jurisdiction over such matter, then such suit, action, or proceeding may be brought in other federal or state courts located in the State of Delaware. Each Member hereby waives the right to commence any such action, suit, or proceeding in any court outside the State of Delaware. Process in any such suit, action, or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any court. Without limiting the foregoing, each party agrees that service of process on such party by written notice pursuant to Section 11 shall be deemed effective service of process on such party.

(c) EVERY PARTY TO THIS SUBSCRIPTION AGREEMENT AND ANY OTHER PERSON WHO BECOMES A MEMBER OR HAS RIGHTS AS AN ASSIGNEE OF ANY PORTION OF ANY MEMBER'S UNITS OR OTHER INTEREST IN THE COMPANY HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AS TO ANY MATTER UNDER THIS SUBSCRIPTION AGREEMENT, IN CONNECTION WITH SECTION 8 AND THIS SECTION 9, OR IN ANY OTHER WAY RELATING TO THE COMPANY OR THE RELATIONS UNDER THIS SUBSCRIPTION AGREEMENT OR OTHERWISE AS BETWEEN OR AMONG ANY SUCH PERSONS.

10. Proxy.

(a) The undersigned hereby appoints the Company's Chief Executive Officer, or his/her successor, as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution (collectively, the "Proxy"), to, consistent with this Section 10, and on behalf of the undersigned, vote all Units held of record by the undersigned, including any Common Units that the undersigned may acquire in the future, give, and receive notices and communications, execute any written consent, instrument or document that the Chief Executive Officer determines is necessary or appropriate at his/her complete discretion, and take all actions necessary or appropriate in the judgment of the Chief Executive Officer for the accomplishment of the foregoing. The Proxy and power granted by the undersigned pursuant to this section are coupled with an interest, and such Proxy and power will be irrevocable. The Proxy and power, so long as the undersigned is an individual, will survive the death, incompetency, and/or disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned, or any other entity holding the Units. However, the Proxy will terminate upon the earlier of (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Units, (ii) the effectiveness of a registration statement under the Exchange Act covering the Common Units or (iii) five years after the date of execution of this Subscription Agreement. The undersigned should note that the Chief Executive Officer is an intended third-party beneficiary of this Section 10, and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the Company's Chief Executive Officer, in his/her capacity as the undersigned's true and lawful proxy and attorney pursuant to this Section 10, the Chief Executive Officer will not be liable for any act done or omitted in his/her capacity as representative of the undersigned pursuant to this section while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Chief Executive Officer, in his/her capacity as Proxy hereunder, has no duties or responsibilities except those expressly set forth in this section, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the undersigned otherwise exist against the Chief Executive Officer in his/her capacity as Proxy. The undersigned shall indemnify, defend and hold harmless the Chief Executive Officer in his/her capacity as Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Chief Executive Officer's capacity as representative of the undersigned pursuant to this section, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Chief Executive Officer in his/her capacity as Proxy, the Company shall reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the

amount of the undersigned's investment). In no event will the Chief Executive Officer in his/her capacity as Proxy be required to advance his/her own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Chief Executive Officer in his/her capacity as Proxy or the termination of this Section 10.

(c) A decision, act, consent, or instruction of the Chief Executive Officer in his/her capacity as Proxy pursuant to this Section 10 constitutes a decision of the undersigned and is final, binding and conclusive upon the undersigned. The Company, its Members and any other third party may rely upon any decision, act, consent or instruction of the Chief Executive Officer in his/her capacity as Proxy as being the decision, act, consent or instruction of the undersigned. The Company, Members of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Chief Executive Officer in his/her capacity as Proxy.

(d) If any provision of this Proxy or any part of any this Section 10 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

11. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) if and when delivered by hand; or (b) if and when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to the Co-Issuer, to:

Skybound Holdings CF Investors SPV 2, LLC
c/o Skybound Holdings LLC
9570 West Pico Boulevard
Los Angeles, California 90035

If to the Issuer, to:

Skybound Holdings LLC
9570 West Pico Boulevard
Los Angeles, California 90035

If to Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with Section 11(a) or 11(b) above.

12. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Co-Issuer and the Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Co-Issuer, the Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Co-Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

SKYBOUND HOLDINGS CF INVESTORS SPV 2, LLC AND SKYBOUND HOLDINGS LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Securities of Skybound Holdings CF Investors SPV 2, LLC representing the right as a member of Skybound Holdings CF Investors SPV 2, LLC to receive the benefits of Common Units issued by Skybound Holdings LLC, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Securities the undersigned hereby irrevocably subscribes for is:

$_____________ (aggregate purchase price)

(b) The aggregate number of Securities the undersigned hereby irrevocably subscribes for is:

_____________ (aggregate number of shares)

(c) The Securities being subscribed for will be owned by, and recorded on the Co-Issuer's books as held in the name of:

____

(print name of owner or joint owners)

If the Securities are to be purchased in joint names, both Subscribers must sign:

______________________________ Signature	______________________________ Signature
______________________________ Name (Please Print)	______________________________ Name (Please Print)
______________________________ E-mail Address	______________________________ E-mail Address
______________________________ Address ______________________________	______________________________ Address ______________________________
______________________________ Telephone Number	______________________________ Telephone Number
______________________________ Social Security Number/EIN	______________________________ Social Security Number/EIN
______________________________ Date	______________________________ Date

This Subscription is accepted by on ____________________, 202__, by:

Skybound Holdings CF Investors SPV 2, LLC

By: Skybound Holdings LLC, its Manager

____

Name: David Alpert
Title: CEO of the Manager

[*End of Exhibit A, Subscription Agreement*]

EXHIBIT B

Certificate of Formation of Skybound Holdings LLC

(*See Attached*)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "MR. MANGO LLC", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF DECEMBER, A.D. 2016, AT 11:36 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE
1793 DELAWARE 1855

6217937 8100
SR# 20167071680

Authentication: 203519395
Date: 12-15-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:36 AM 12/14/2016
FILED 11:36 AM 12/14/2016
SR 20167071680 - File Number 6217937

CERTIFICATE OF FORMATION OF MR. MANGO LLC

December 13, 2016

This Certificate of Formation of Mr. Mango LLC has been duly executed and is being filed by the undersigned authorized person for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act (6 Del. C. §§18-101, et seq.).

1. Name. The name of the limited liability company formed hereby (the "Company") is:

Mr. Mango LLC

2. Registered Office. The address of the registered office of the Company in the State of Delaware is 2140 S. Dupont Highway, Camden, DE 19934. The name of the registered agent of the Company at such address is Paracorp Incorporated.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation as of the 13th day of December, 2016.

Karen Ahrens

Karen Ahrens, Authorized Person

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "MR. MANGO LLC", CHANGING ITS NAME FROM "MR. MANGO LLC" TO "SKYBOUND HOLDINGS LLC", FILED IN THIS OFFICE ON THE FIRST DAY OF DECEMBER, A.D. 2022, AT 8:02 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6217937 8100
SR# 20224154526

Authentication: 204986819
Date: 12-02-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:02 PM 12/01/2022
FILED 08:02 PM 12/01/2022
SR 20224154526 - File Number 6217937

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: Mr. Mango LLC

2. Section 1 of the Certificate of Formation is hereby amended and restated in its entirety as follows:

> The name of the limited liability company is Skybound Holdings LLC (the "Company").

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 1st day of December, 2022.

By: ______________________________
David Alpert
Manager

EXHIBIT C

Operating Agreement of Skybound Holdings LLC

(*See Attached*)

Exhibit 2.1

SIXTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

MR. MANGO LLC
A DELAWARE LIMITED LIABILITY COMPANY

Dated as of June 4, 2021

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS REGISTERED AND QUALIFIED UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH REGISTRATION AND QUALIFICATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS OF WHICH ARE SET FORTH IN THIS AGREEMENT.

SIXTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF MR. MANGO LLC,
A DELAWARE LIMITED LIABILITY COMPANY

THIS SIXTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") is made and entered into and effective as of June 4, 2021 (the "Effective Date") by and between the Persons set forth on Exhibit A attached hereto, with reference to the following facts:

A. On December 14, 2016, a Certificate of Formation for Mr. Mango LLC (the "Company"), a limited liability company formed under the laws of the State of Delaware, was filed with the Secretary of State and the Members at the time of such filing (the "Initial Members") entered into the first limited liability company operating agreement for the Company (the "Initial Operating Agreement").

B. On May 8, 2017, the Members at the time amended and restated the Initial Operating Agreement to, among other things, specially allocate profits and losses between the Members (such amended and restated limited liability company operating agreement, the "Amended and Restated Operating Agreement").

C. On July 1, 2018, (i) Goldman contributed his membership interests in Bumbio, LLC, a Delaware limited liability company, and Itchy Water, LLC, a Delaware limited liability company, in exchange for an Interest and (ii) the Members at the time amended and restated the Amended and Restated Operating Agreement to, among other things, admit Goldman as a Member of the Company. Such amended and restated limited liability company operating agreement shall be referred to herein as the "Second Amended and Restated Operating Agreement."

D. In accordance with oral agreements made prior to March 15, 2019, the Members at the time amended and restated the Second Amended and Restated Operating Agreement in order to implement a "Catchup" feature with respect to the Members' Interests such that all Members will have equal participation in connection with a Sale Transaction (as defined in the Third Amended and Restated Operating Agreement), to the extent there is adequate appreciation in the value of the Company. Such amended and restated limited liability company operating agreement shall be referred to herein as the "Third Amended and Restated Operating Agreement."

E. On July 1, 2019, the Members at the time amended and restated the Third Amended and Restated Operating Agreement in order to, among other things, reflect the adoption of the Option Plan and to reflect the filing of an IRS Form 8832 Entity Classification Election with the Internal Revenue Service on July 1, 2019 to treat the Company as a corporation for federal and state income taxation purposes. Such amended and restated limited liability company operating agreement shall be referred to herein as the "Fourth Amended and Restated Operating Agreement."

F. On November 26, 2019, the Members at the time amended and restated the Fourth Amended and Restated Operating Agreement in order to, among other things, reflect the issuance of Series A Preferred Interests to the Series A Preferred Members. Such amended and restated limited liability company operating agreement shall be referred to herein as the "Fifth Amended and Restated Operating Agreement."

G. On the date hereof, the Members desire to amend and restate the Fifth Amended and Restated Operating Agreement on the terms set forth herein in order to, among other things, issue Series B Preferred Interests to the Series B Preferred Members as set forth on Exhibit A hereto.

NOW, THEREFORE, the parties to this Agreement set forth the sixth amended and restated limited liability company operating agreement for the Company upon the terms and conditions contained herein.

ARTICLE 1
DEFINITIONS

When used in this Agreement, the following terms shall have the meanings set forth below:

1.1. **"Act"** means the Delaware Limited Liability Company Act, 6 Del. Code § 18-101 *et seq*., as amended and in effect from time to time.

1.2. **"Affiliate"** means, when used with reference to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, and (ii) any trust established for the sole benefit of the Person or any spouse, child or grandchild of the Person and under which the Person is a trustee. For purposes hereof "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

1.3. **"Alpert"** means David Alpert.

1.4. **"Alpert Trust"** means the Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012.

1.5. **"Available Cash Flow"** means, with respect to any Fiscal Year or other period, the sum of all cash receipts of the Company from any and all sources, less all cash disbursements and a reasonable allowance for Reserves, contingencies and anticipated obligations as determined by the Board in its sole discretion.

1.6. **"Board"** means the board of Managers of the Company appointed by the Members in accordance with the provisions of this Agreement.

1.7. **"Business Day"** means any day other than a Saturday or Sunday or a day on which the Federal Reserve Bank of New York is closed.

1.8. **"Capital Contribution"** means the total amount of cash and the agreed fair market value (net of liabilities) contributed to the Company by that Member and any subsequent contributions of cash and the agreed fair market value (net of liabilities) of any other property subsequently contributed to the Company by that Member.

1.9. **"Capital Member"** means a Member other than an Incentive Plan Member.

1.10. **"Capital Transaction"** means (i) any sale or other disposition of all or substantially all of the assets of the Company (other than in the ordinary course of business), or (ii) any sale of the Company (whether by merger, consolidation, recapitalization, reorganization, sale of securities or otherwise) in one transaction or series of related transactions to a Person or Persons whose securities are not owned directly or indirectly, in whole or in part, by any Member or any Permitted Transferee of any Member and that acquires at least fifty percent (50%) of the Interests, provided, however, that neither the Transfer from any Member to a Permitted Transferee nor any internal reorganization of the Company shall be deemed to be a Capital Transaction. For the avoidance of doubt, a Capital Transaction shall constitute a Deemed Liquidation Event hereunder.

1.11. **"Cause"** means (i) a material breach or material violation of this Agreement or any other written agreement with the Company; (ii) a substantial and repeated disregard of lawful and reasonable instructions of the Company reasonably related to duties to the Company; (iii) the commission or attempted commission of an act of fraud, misappropriation or embezzlement against the Company which has or would reasonably be expected to have a material adverse effect on the Company; and (iv) being convicted of, or having pleaded guilty or *nolo contendere* to, a felony (other than a traffic violation by reason of vicarious liability) or a misdemeanor involving moral turpitude. The Company shall provide the applicable Member or other Person, as applicable, with written notice of the applicable "Cause" event, and (with respect to the occurrence of the events described in subsections (i) or (ii) above), such Member or other Person shall have ten (10) days to cure such "Cause" event to the extent such event is capable of cure.

1.12. **"Certificate of Formation"** means the certificate of formation filed with the Secretary of State on December 14, 2016 for the purpose of forming the Company, as amended from time to time.

1.13. **"Code"** means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provision or provisions of any succeeding law).

1.14. **"Company Covered Person"** means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

1.15. **"Deemed Liquidation Event"** means (i) any merger, consolidation, recapitalization or sale of the Company, transfer of Interests or other transaction or series of transactions in which the Members and their Permitted Transferees immediately prior to such transaction do not own and control a majority of the voting power represented by the outstanding equity of the surviving entity after the closing of such transaction, (ii) a sale, exclusive license or other transfer or disposition of all or substantially all of the Company's and its Subsidiaries' assets (determined on a consolidated basis) to any Person, or (iii) a dissolution and winding up of the Company pursuant to Article 8.

1.16. **"Disabled** or **Disability"** means, with respect to any Member, that such Member is unable, as a result of any medically determinable physical or mental disease or impairment, to discharge with or without reasonable accommodation the essential functions of such Member's management duties for the Company for a continuous period of 90 days or a cumulative period of 120 days during any 150 day period; *provided*, *however*, for purposes of applying Section 6.3.1 and Section 6.3.4, Alpert and Kirkman shall be treated as the Members for purposes of this definition, rather than the Alpert Trust and Kirkman Trust, respectively. Notwithstanding anything to the contrary herein, a Member shall be deemed Disabled as of the last day of the applicable period set forth in the immediately preceding sentence. The determination of whether a Member is Disabled shall be made by a licensed physician reasonably acceptable to the Members, and all costs incurred in connection therewith shall be paid by the Company.

1.17. **"Disqualified Designee"** means any Manager designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

1.18. **"Disqualification Event"** means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

1.19. **"Dissolution"** means when used with reference to any entity (including the Company), the earliest of (i) the date upon which such entity is terminated under the Act, any similar provision enacted in lieu thereof or any similar provision of corporate, partnership, limited liability company or trust law, (ii) the date upon which such entity ceases to be a going concern, or (iii) the date of any bankruptcy, insolvency, assignment for the benefit of creditors or similar act or occurrence involving such entity.

1.20. **"Domestic Transfer"** means (i) with respect to a Member, a dissolution of a marriage or domestic partnership or other division of marital property or domestic partnership property, or (ii) the death of the Member's spouse or domestic partner under circumstances in which the Member does not succeed to the spouse's or domestic partner's interest (if any) in any Interests; *provided, however*, for purposes of applying this definition, Section 6.3.2, and Section 6.3.4, Alpert and Kirkman shall be deemed to be the Member and Domestic Transferor rather than Alpert Trust and Kirkman Trust, respectively, where applicable.

1.21. **"Economic Interest"** means a Person's right to receive distributions from the Company, but expressly excluding any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or any right to information concerning the business and affairs of the Company.

1.22. **"Fiscal Year"** means the Company's fiscal year, which shall be the calendar year.

1.23. **"Goldman"** means Jon Goldman.

1.24. **"Headquarters"** means the property located at 9570 W. Pico Blvd, Los Angeles, CA 90035, in addition to the adjacent parking lot.

1.25. **"Implied Enterprise Value"** means the total aggregate proceeds actually received by the Company or its Members in a Deemed Liquidation Event plus all indebtedness of the Company and its Subsidiaries.

1.26. **"Incentive Plan Member"** means any Member who exercised an Option to purchase an Incentive Plan Interest under the Option Plan.

1.27. **"Information Rights Member"** means (i) any Skybound Member, (ii) any Series A Preferred Member who owns a number of Series A Preferred Interests equal to at least twenty five percent (25%) of the total number of Series A Preferred Interests issued during the Series A Round to all Series A Preferred Members (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), or (iii) any Series B Preferred Member who owns a number of Series B Preferred Interests equal to at least twenty five percent (25%) of the total number of Series B Preferred Interests issued during the Series B Round to all Series B Preferred Members (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity).

1.28. **"Involuntary Transfer"** means, as applicable, the Transfer of Interests pursuant to or resulting from (i) the attachment, sequestration, garnishment, foreclosure of Interests or other involuntary Transfer of Interests resulting from any proceeding, including a bankruptcy or insolvency proceeding, affecting such Member or (ii) the involuntary dissolution of any Member which is not an individual.

1.29. **"IPO"** means the Company's first underwritten public offering of its Common Interests under the Securities Act at a per-Interest price of at least two (2) times the Series B Original Issue Price (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity) and resulting in at least $100,000,000 in proceeds to the Company, net of the underwriting discount and commissions.

1.30. **"Kirkman"** means Robert Kirkman.

1.31. **"Kirkman Trust"** means The Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014.

1.32. **"Lead Series A Investor"** means Com2uS Corporation or a Permitted Transferee of Com2uS Corporation.

1.33. **"Lead Series A Investor Change of Control"** means a transaction or series of transactions resulting in (i) the acquisition of the Lead Series A Investor by means of any transaction (including, without limitation, any reorganization, merger or consolidation) that results in the equity holders of the Lead Series A Investor immediately prior to the transaction holding less than a majority of the equity of the Lead Series A Investor or the applicable surviving and/or successor entity immediately following such transaction, or (ii) a sale of all or substantially all of the assets of the Lead Series A Investor; provided, that in the case of subclause (i) the holder(s) of a majority of the equity of the Lead Series A Investor or the applicable surviving and/or successor entity immediately following such transaction is not a competitor of the Company or any of its Subsidiaries or an Affiliate of a competitor of the Company or any of its Subsidiaries, and in the case of subclause (ii) the purchaser(s) of the assets of the Lead Series A Investor is not a competitor of the Company or any of its Subsidiaries or an Affiliate of a competitor of the Company or any of its Subsidiaries.

1.34. **"Lead Series B Investor"** means Knollwood Investment Fund LLC or a Permitted Transferee of Knollwood Investment Fund LLC, in each case, to the extent that such Person holds Series B Preferred Interests.

1.35. **"Lead Series B Investor Change of Control"** means a transaction or series of transactions resulting in (i) the acquisition of the Lead Series B Investor by means of any transaction (including, without limitation, any reorganization, merger or consolidation) that results in the equity holders of the Lead Series B Investor immediately prior to the transaction holding less than a majority of the equity of the Lead Series B Investor or the applicable surviving and/or successor entity immediately following such transaction, or (ii) a sale of all or substantially all of the assets of the Lead Series B Investor; provided, that in the case of subclause (i) the holder(s) of a majority of the equity of the Lead Series B Investor or the applicable surviving and/or successor entity immediately following such transaction is not a competitor of the Company or any of its Subsidiaries or an Affiliate of a competitor of the Company or any of its Subsidiaries, and in the case of subclause (ii) the purchaser(s) of the assets of the Lead Series B Investor is not a competitor of the Company or any of its Subsidiaries or an Affiliate of a competitor of the Company or any of its Subsidiaries.

1.36. **"Member"** means a Person who: (i) has been admitted to the Company as a member in accordance with this Agreement, or an assignee of an Interest, other than an Economic Interest, who has become a Member pursuant to Section 6.1, and (ii) has not resigned, withdrawn or been expelled as a Member or, if other than an individual, been dissolved.

1.37. **"Officer"** means each person designated as an officer of the Company to whom authority and duties have been delegated pursuant to Section 5.5 and any resolution appointing such person as an officer or relating to such appointment.

1.38. **"Option"** means an option to purchase an Incentive Plan Interest under the Option Plan.

1.39. **"Option Agreement"** means a written Option Agreement pursuant to which an option to acquire an Incentive Plan Interest is granted to a Service Provider, if applicable.

1.40. **"Option Plan"** means the Mr. Mango LLC 2019 Equity Incentive Plan attached hereto as Exhibit C.

1.41. **"Original Issue Price"** means either the Series A Original Issue Price or the Series B Original Issue Price, as applicable.

1.42. **"Outside Business"** means, (i) with respect to Kirkman and any of his Affiliates, any business, activity or investment, (ii) with respect to Alpert and any of his Affiliates, any film or television business, activity or investment, (iii) with respect to Goldman, any equity investment or video game business, activity or investment, (iv) with respect to the Lead Series A Investor Manager, any business, activity or investment, (v) with respect to the Lead Series B Investor Manager, any business, activity or investment, and (vi) with respect to the Skybound Appointed Manager, any business activity or investment.

1.43. **"Permitted Transferee"** means, with respect to any Member, an Affiliate of such Member.

1.44. **"Person"** means any entity, corporation, company, association, joint venture, joint stock company, partnership (including a general partnership, limited partnership and limited liability partnership), limited liability company, trust, real estate investment trust, organization, individual, nation, state, government (including any agency, department, bureau, board, division and instrumentality thereof), trustee, receiver or liquidator, whether domestic or foreign.

1.45. **"Principal"** means, with respect to the Skybound Members, the natural Persons who are in ultimate control of any Skybound Member which is not a natural Person, including, without limitation, the trustees of any trust that owns an Interest.

1.46. **"Preferred Interests"** means collectively the Series A Preferred Interests and the Series B Preferred Interests.

1.47. **"Preferred Liquidation Preference"** means the Series A Liquidation Preference or the Series B Liquidation Preference, as applicable.

1.48. **"Preferred Member"** means a Member holding Series A Preferred Interests and/or Series B Preferred Interests.

1.49. **"Pro Rata Share"** means, with respect to a Member, the percentage of all outstanding Interests (treating all Preferred Interests as if they had converted into Common Interests) owned by such Member.

1.50. **"Property"** means all assets of the Company, both tangible and intangible, or any portion thereof.

1.51. **"Regulations"** means the federal income tax regulations promulgated under the Code, as such regulations may be amended from time to time. All references herein to a specific section of the Regulations shall be deemed also to refer to any corresponding provisions of succeeding Regulations.

1.52. **"Reserves"** means funds set aside from Capital Contributions or revenues as reserves, in each case, determined in the good faith judgment of the Board. Such Reserves shall be maintained in amounts deemed sufficient by the Board in its sole discretion for working capital and the payment of taxes, insurance, debt service, repairs, replacements, renewals, or other costs or expenses incident to the business and operations of the Company, or in the alternative, the Dissolution of the Company.

1.53. **"Rule 506(d) Related Party"** means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

1.54. **"Secretary of State"** means the office of the Secretary of State of the State of Delaware.

1.55. **"Securities Act"** means the Securities Act of 1933, as amended from time to time, or any succeeding law.

1.56. **"Series A Liquidation Preference"** means, an amount equal to $2,083.33.

1.57. **"Series A Original Issue Price"** means, $2,083.33.

1.58. **"Series A Preferred Member"** means a holder of record of Series A Preferred Interests.

1.59. **"Series A Round"** means the time period from November 26, 2019 to December 30, 2020.

1.60. **"Series B Original Issue Date"** means the date on which the first Series B Preferred Interest was issued.

1.61. **"Series B Original Issue Price"** means, $2,086.58.

1.62. **"Series B Preferred Member"** means a holder of record of Series B Preferred Interests.

1.63. **"Series B Round"** means the time period from June 4, 2021 to December 4, 2021.

1.64. **"Service Provider"** has the meaning set forth in the Option Plan.

1.65. **"Skybound Member**" means the Alpert Trust, the Kirkman Trust and Goldman (and any Permitted Transferees of the foregoing), so long as they remain a Member.

1.66. **"Subsidiary"** means, with respect to a specified Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more of its Subsidiaries.

Other Defined Terms	**Section**
Agreement	Preamble
Amended and Restated Operating Agreement	Recitals
Appointed Managers	5.2
Authorized Agent	10.26.3
Board Consent	5.2.1
Call Notice	6.3.1
Closing	6.3.5
Common Interests	3.1
Company	Recitals
Confidential Information	7.3
Continuing Member Pro Rata Share	6.3.1
Continuing Skybound Members	6.3.1
Conversion Price	9.1.5
Conversion Rate	9.1.5
Domestic Transferor	6.3.2
Domestic Transfer Notice	6.3.2
Drag-along Holders	6.6.1
Drag-along Interests	6.6.1
Drag-along Notice	6.6.1
Drag-along Sale	6.6.1
Drag-along Sale Price	6.6.1
Failed Sale	6.7.5
Fifth Amended and Restated Operating Agreement	Recitals
Fourth Amended and Restated Operating Agreement	Recitals
Incentive Plan Interests	3.1
Indemnitees	5.9.1
Initial Operating Agreement	Recitals
Initial Consideration	9.3.2
Insurance Proceeds	6.3.7
Interest	3.1
Lead Series A Investor Manager	5.2
Lead Series B Investor Manager	5.2
Liquidator	8.2.2
Manager	5.2
Most Recent Valuation	6.3.4
New Senior Securities	6.4
Participating Tag Members	6.5.2
PR Purchase Right	6.4.1
Prohibited Transfer	6.5.7
ROFO Election Notice	6.7.2
ROFO Non-Transferring Member	6.7.1
ROFO Offered Interests	6.7.1
ROFO Prevailing Election Notice	6.7.3

ROFO Revised Election Notice	6.7.3
ROFO Revised Offer Period	6.7.3
ROFO Right	6.7.2
ROFO Sale Notice	6.7.1
ROFO Transferring Member	6.7.1
ROFR Non-Purchasing Members	6.2
ROFR Offered Interests	6.2
ROFR Purchase Notice	6.2
ROFR Selling Member	6.2
ROFR Transfer Notice	6.2
Required Valuation Date	6.3.4
Second Amended and Restated Operating Agreement	Recitals
Series A Preferred Interests	3.1
Series A Conversion Price	9.1.5
Series B Preferred Interests	3.1
Series B Conversion Price	9.1.5
Skybound Appointed Manager	5.2
Skybound Manager	5.2
Skybound Pro Rata Share	6.2
Special Preferred Member Approval	5.2.5
Special Series B Preferred Member Approval	5.3
Special Skybound Board Approval	5.2.3
Special Skybound Member Approval	5.2.4
Specified Indemnitors	5.9.4
Tag-along Notice	6.5.1
Tag-along Notice Period	6.5.1
Tag-along Sale	6.5.1
Tag-along Sale Price	6.5.1
Tag Members	6.5.1
Third Amended and Restated Operating Agreement	Recitals
Transfer	6.1
Transferring Member	6.5.1
Transferring Skybound Member	6.3.1

ARTICLE 2
ORGANIZATIONAL MATTERS

2.1. **Formation of the Company**. The Initial Members formed the Company pursuant to the provisions of the Act by filing the Certificate of Formation with the Secretary of State and entering into the Initial Operating Agreement.

2.2. **Name**. The name of the Company shall be "Mr. Mango LLC." The Company shall be operated under such name or, upon compliance with applicable laws, any other name that the Board deems appropriate or advisable. The Company shall file any fictitious name certificates and similar filings, and any amendments thereto, that the Board considers appropriate or advisable.

2.3. **Term**. The term of the existence of the Company shall be perpetual, commencing on the date of the filing of the Certificate of Formation with the Secretary of State, unless the Company is terminated or dissolved in accordance with the provisions of this Agreement.

2.4. **Business and Purpose of the Company**. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act.

2.5. **Principal Place of Business**. The Company's principal place of business shall be located at 9570 W. Pico Blvd, Los Angeles, California 90035, or at such other place within the State of California determined by the Board.

2.6. **Authorized Person**. The Managers are the designated "authorized persons" and shall continue as the designated "authorized person", acting singly, or together, within the meaning of the Act, to execute, deliver and file any amendments or restatements of the Certificate of Formation or any certificate of cancellation of the Certificate of Formation.

2.7. **Registered Agent**. The name and address of the Company's registered agent in the State of Delaware are as follows:

Paracorp Incorporated
2140 S. Dupont Highway
Camden, Delaware 19934

ARTICLE 3
MEMBERS, CAPITAL CONTRIBUTIONS

3.1. **Members and Membership Interests**. The limited liability company equity interests in the Company shall be expressed as interests (each such interest, a "Interest"). Each Interest represents an ownership interest in the Company, which includes the Economic Interest, the right to vote or participate in the management of the Company (if applicable), and the right to information concerning the business and affairs of the Company (if applicable), as provided in this Agreement, under the Act, and, with respect to an Incentive Plan Interest, the terms of such Incentive Plan Interest and/or the Option Agreement granting such Incentive Plan Interest (if applicable). There are currently four (4) classes of Interests, which are referred to herein as "Common Interests", "Series A Preferred Interests", "Series B Preferred Interests" and "Incentive Plan Interests". The name, current mailing address, the number of Interests and class of Interests held by each Member are set forth on Exhibit A. The Board shall amend Exhibit A, and promptly deliver a copy of such amended Exhibit A to each Member, to the extent necessary to accurately reflect the then current mailing addresses, and the number of Interests held by each Member of the Company from time to time.

3.2. **Incentive Plan Interest**. The Board may grant Incentive Plan Interests to Service Providers. An Incentive Plan Interest is a non-voting Interest as a Member of the Company that was purchased by a Member pursuant to the Option Plan and the Option Agreement with respect to such Member. Upon grant of an Incentive Plan Interest, the Board shall establish all relevant terms (including vesting criteria) for such Option, as the Board determines in its sole discretion, and may memorialize such relevant terms in an Option Agreement granting such Option. The exercise of an Option to purchase an Incentive Plan Interest shall dilute each Member's Pro Rata Shares pro rata in proportion to the Members' Pro Rata Shares prior to the exercise of such Option. The Board shall promptly amend Exhibit A and deliver a copy of such amended Exhibit A to each Member promptly following any exercise of an Option or other issuance of any Interests.

3.2.1. The Company and each Member intend that any and all Incentive Plan Interests received by a Service Provider are received in exchange for provision of services by the Service Provider to or for the benefit of the Company in the Service Provider's capacity as a Member (or in anticipation of becoming a Member).

3.2.2. Notwithstanding anything to the contrary herein, the holders of an Option or Incentive Plan Interest shall not be entitled to vote on any matter coming before the Members. Any reference in this Agreement to a vote of the Members shall mean a vote by the holders of Interests that are not Incentive Plan Interests.

3.2.3. The holders of Incentive Plan Interests waive any and all rights to receive information pertaining to the Company and its Subsidiaries (as well as their respective businesses and operations) and access to their respective books and records to the greatest extent permitted by the Act and any other applicable law (including Section 18-305 of the Act).

3.2.4. If a Service Provider that receives an Incentive Plan Interest makes an election under Code Section 83(b) with respect to such Incentive Plan Interest, he, she or it shall promptly provide a copy to the Company.

3.3. **Initial Capital Contributions**. The Members have each contributed the initial Capital Contribution amount set forth on Exhibit A.

3.4. **Additional Capital Contributions**. No Member shall have the right or obligation to make any additional Capital Contributions to the Company.

3.5. **No Interest**. Except as otherwise specified in this Agreement, no Member shall be entitled to receive any interest on his, her or its Capital Contributions or capital account.

3.6. **Action by Members**.

3.6.1. **Power of the Members**. Except as otherwise specifically provided herein, no Member in his, her or its capacity as a Member shall (a) take part in the management of the Company, (b) transact any business on behalf of the Company, or (c) have any power or authority to bind the Company.

3.6.2. **Meetings of Members**. There is no requirement to hold annual or other meetings of the Members. Meetings of the Members may be called by the Board or by Members holding at least forty percent (40%) of the outstanding Common Interests (determined on an as-converted into Common Interest basis). Such meetings shall be held at the place, date and time that the Person(s) calling such meeting shall designate in the notice of the meeting. Members may participate in any meeting through the use of conference telephones or similar communication equipment as long as all Members participating can hear one another. A Member so participating is deemed to be present in person at the meeting. Except as otherwise provided herein, action at any meeting of the Members with respect to the Company requires the affirmative vote of Members holding Interests representing more than fifty percent (50%) of the outstanding Common Interests (determined on an as-converted into Common Interest basis).

3.6.3. **Notice of Meeting**. At least five (5) Business Days' prior written notice shall be given to the Members, as applicable, stating the place, date and time of the meeting, the Person calling the meeting and the purpose for which the meeting is called. Notice of a meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before, at or after the meeting. All such waivers shall be filed with the Company records or made part of the minutes of the meeting. The attendance of a Member at the meeting, whether in person or by proxy, without protesting the lack of proper notice shall constitute a waiver of notice by such Member.

3.6.4. **Action by Consent**. Any action that may be taken by Members at a meeting may also be taken without a meeting, if a consent in writing setting forth the action so taken is signed by Members owning more than fifty percent (50%) of the outstanding Common Interests (determined on an as-converted into Common Interest basis), and such consent is delivered to the Board within ten (10) Business Days after the date of the earliest signature to such consent. Consents may be signed in counterparts. The Company shall retain such consents with the books and records of the Company and shall notify all Members of the action so taken.

3.7. **Representations and Warranties of Members**. Each Member represents and warrants to the Company and the other Members as follows:

3.7.1. **Investment**. The Interest issued to the Member was acquired or is being acquired (as applicable) for investment for the Member's own account, not as a nominee or agent, and not with a view to or for sale in connection with the distribution thereof.

3.7.2. **Sophistication**. The Member has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Member's investment in the Interest; the Member has the ability to bear the economic risks of such investment; the Member has the capacity to protect its own interests in connection with its investment; and the Member has had an opportunity to ask questions and to obtain such financial and other information regarding the Company as the Member deems necessary or appropriate in connection with evaluating the merits of the investment in the Interest. The Member acknowledges that the Interests have not been and will not be registered under the Securities Act or under any state or foreign securities act and may not be transferred except in compliance with the Securities Act and all applicable state and foreign laws.

3.7.3. **Accredited Investor**. The Member qualifies as an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

ARTICLE 4
DISTRIBUTIONS

4.1. **Distributions**. Subject to applicable law and any limitations contained elsewhere in this Agreement, the Board shall from time to time, in its sole discretion, distribute Available Cash Flow, if at all, to the Members in proportion to each Member's Pro Rata Share. All such distributions under this Section 4.1 shall be made only to the Persons who, according to the books and records of the Company, are the holders of the Economic Interests in respect of which such distributions are made on the actual date of distribution.

4.2. **Form of Distribution**. A Member, regardless of the nature of the Member's Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members.

4.3. **Restrictions on Distributions**. Notwithstanding anything herein to the contrary, a Member may not receive a distribution to the extent that, at the time of the distribution, after giving effect to the Distribution, all liabilities of the Company (other than to Members on account of their Interests and liabilities for which the recourse of creditors is limited to specified property of the Company) exceed the fair market value of the assets of the Company (except that property that is subject to a liability for which the recourse of the creditors is limited to such property shall be included in the assets of the Company only to the extent the fair market value of such property exceeds that liability.

4.4. **Return of Distributions**. Except for distributions made in violation of the Act or this Agreement, no Member or holder of an Economic Interest shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. Any such distribution shall instead be treated as an advance of (and reduce) any distribution with respect to such Member or holder of an Economic Interest is entitled to in accordance with this Agreement.

4.5. **No Return of Capital Contributions or Priorities of Members**. Except as otherwise specified in this Agreement or as a result of the dissolution or liquidation of the Company, no Member shall have the right to withdraw, demand return of or reduce its contributions to the capital of the Company. Except as otherwise specified in this Agreement, no Member shall have priority over any other Members as to return of Capital Contributions or distributions from the Company.

4.6. **Amounts Withheld.** All amounts withheld pursuant to the Code, the Regulations, or any provision of any state or local tax law with respect to any payment or distribution to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article 4 for all purposes under this Agreement. The Board may allocate any such amounts among the Members in any manner that is in accordance with applicable law.

ARTICLE 5
MEMBERSHIP AND MANAGEMENT

5.1. **Limited Liability**. Except as required under the Act, no Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise.

5.2. **Management**. Except as otherwise expressly set forth herein, the management and control of the Company and its business shall initially be vested in the Board, who shall have all of the rights, powers and authority generally conferred under the Act or other applicable law, on behalf and in the name of the Company, to carry out any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall make major decisions for the Company and shall be able to carry out and execute any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall consist of six (6) managers (each a "Manager"), subject to Section 5.2.5.4. Each Skybound Member shall appoint one Manager to the Board (each, a "Skybound Manager"). The Skybound Members shall appoint one (1) additional Manager to the Board, who shall not be considered a Skybound Manager for purposes of this Agreement (the "Skybound Appointed Manager"). For so long as the Lead Series A Investor owns at least one-third of the Series A Preferred Interests that the Lead Series A Investor initially purchased in the Company (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Lead Series A Investor shall appoint one (1) Manager to the Board (the "Lead Series A Investor Manager"). If the Lead Series A Investor loses its right to appoint the Lead Series A Investor Manager, the Members by a majority vote shall have the right to appoint one (1) Manager, but such Manager will not have any of the rights specifically applicable to the Lead Series A Investor Manager. Notwithstanding anything to the contrary, the Lead Series A Investor's right to appoint the Lead Series A Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. The Lead Series B Investor shall have the right to appoint one (1) Manager to the Board (the "Lead Series B Investor Manager" and, together with the Lead Series A Investor Manager, the Skybound Managers and the Skybound Appointed Manager, the "Appointed Managers"). If the Lead Series B Investor does not invest at least 50% of its pro rata allocation in subsequent financing rounds, then the Company shall have the option to replace the Lead Series B Manager originally appointed by the Lead Series B Investor with the Lead Series B Investor's consent, with such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary, the Lead Series B Investor's right to appoint the Lead Series B Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. Upon an IPO, the Lead Series B Investor shall automatically lose its right to designate the Lead Series B Investor Manager. The Lead Series B Investor Manager shall have the right to serve on each committee of the Board. The Managers shall initially be Alpert, Kirkman, Goldman, Kevin D. Irwin, Jr. and Byung Joon Song, who shall manage, operate and run the Company, and shall have voting rights with respect to certain other matters as provided for in this Agreement and the Act. The Board will render such services as are reasonably required on an as needed basis in furtherance of the Company's business for no additional consideration. Except as otherwise provided in this Agreement, a decision or action of the Board shall require an affirmative majority vote of the Managers or a written consent signed by the majority of the Managers.

5.2.1. The Board shall act at a meeting by affirmative vote of a majority of the votes of the Managers, insofar as required as hereinafter set forth, minutes of which meeting shall be kept in the Company's minute book, or by written consent or consents signed by Managers necessary to take action at a meeting (including with respect to the quorum requirements specified below), which shall be kept in the Company's minute book (such vote or written consent to be referred to as "Board Consent"). At least five (5) Business Days prior to any action taken by the Board by written consent, the Company shall provide to all Managers copies of the written consent along with all other explanatory materials that are reasonable and appropriate to inform the Managers of the action proposed to be taken. Meetings of the Board may only be called upon the request of any Manager; provided, that, no one (1) Manager may call a meeting more frequently than twice each Fiscal Year. All meetings of the Board shall be conducted at such place or places as shall be determined from time to time by the Board, whether within or without the State of Delaware. Any meeting of the Board may be held by means of a telephonic conference connection so long as all parties can hear one another, and means for such participation shall be arranged for each meeting, which shall be included in the notice of such meeting. The Manager calling the meeting shall notify, or cause notification of, each Manager of any meeting of the Board, stating the time, date and place of, the business to be transacted at or the purpose of, and an agenda for any such meeting. Such notice shall be given not less than five Business Days (or in the case of a regularly scheduled meeting, ten Business Days) nor more than 30 calendar days prior to such meeting and shall be given to each Manager personally, by telephone, email or facsimile or by any similar transmission. Notice of any Board meeting may be waived in writing by any Manager before or after any meeting. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting and the manner in which it has been called or convened, except when a Manager states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened. Managers may vote in person or by proxy.

5.2.2. **Voting Agreement; Additional Board-Related Matters**.

5.2.2.1. Each Member agrees that such Member shall vote all of such Member's Interests and any other voting securities of the Company over which such Member has voting control and shall take all other actions reasonably necessary or desirable within such Member's control (whether in such Member's capacity as a member, manager, member of a board committee or officer of the Company or otherwise, and including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings) and the Company shall take all necessary and desirable actions within its control (including calling special board and member meetings), so that the Appointed Managers shall each be elected to the Board.

5.2.2.2. If, at any time, any Member fails to designate a Manager in accordance with Section 5.2, such position on the Board shall remain vacant until such Member(s) exercises his, her or its right to designate a Manager as provided hereunder.

5.2.2.3. Subject to Section 5.2.4.4, by notice to the Board, a Member may, at any time, for any reason or no reason, remove and replace any Manager designated by such Member pursuant to Section 5.2 or at any time designate a different individual to fill any vacancy, however created, among such Member's Manager designees. As a condition precedent to the appointment of any new Manager designee, the Board may require such new Manager designee to execute a non-disclosure agreement with the Company, in form and substance reasonably satisfactory to the Company.

5.2.2.4. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

5.2.2.5. Managers shall receive no compensation for services as such, but the Company shall reimburse each Manager for reasonable travel and reasonable out-of-pocket costs and expenses incurred in connection with that Manager's personal attendance at duly noticed and held meetings of the Board at which such personal attendance is reasonably required and requested by the Board or the Company.

5.2.3. **Special Skybound Manager Board Approval**. Notwithstanding anything to the contrary in this Agreement, the Company shall not take any of the following actions without the prior written approval of each Skybound Manager (the "Special Skybound Board Approval"):

5.2.3.1. The liquidation, dissolution or winding up of the Company or any of its material Subsidiaries or the application for the appointment of a receiver or judicial manager or like officer concerning the Company or any of its Subsidiaries;

5.2.3.2. Sell, assign, license, pledge, or encumber all or substantially all of the Company's property; or

5.2.3.3. Agree to do any of the foregoing.

5.2.4. **Special Skybound Member Approval**. Notwithstanding anything to the contrary herein, the following acts shall require the unanimous vote or unanimous written consent of the Skybound Members ("Special Skybound Member Approval"):

5.2.4.1. Any material amendment to the Certificate of Formation or this Agreement;

5.2.4.2. Any merger or consolidation of the Company or any of its material Subsidiaries with or into any third party, or a sale, lease, conveyance or other disposition (whether in one transaction or a series of related transactions) of all or substantially all of the equity or operating and other assets of the Company and its Subsidiaries (on a consolidated basis) to any unrelated third party;

5.2.4.3. The liquidation, dissolution or winding up of the Company or any of its material Subsidiaries or the application for the appointment of a receiver or judicial manager or like officer concerning the Company or any of its Subsidiaries;

5.2.4.4. The removal, replacement or appointment of any Skybound Manager or Skybound Appointed Manager; or

5.2.4.5. Agree to do any of the foregoing.

5.2.5. **Special Preferred Member Approval**. Notwithstanding anything to the contrary herein, so long as at least one-third of the Preferred Interests that were issued as of the end date of the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) ("Special Preferred Member Approval"):

5.2.5.1. Any merger or consolidation of the Company or any of its material Subsidiaries (except for mergers, consolidations or internal reorganizations among the Company and/or any of its wholly-owned Subsidiaries), or a sale, lease, conveyance or other disposition (whether in one transaction or a series of related transactions) of at least fifty percent (50%) of the equity or operating and other assets of the Company and its Subsidiaries (on a consolidated basis);

5.2.5.2. The liquidation, dissolution or winding up of the Company or the application for the appointment of a receiver or judicial manager or like officer concerning the Company or any of its Subsidiaries;

5.2.5.3. Authorize or create any new class or series of Company securities having rights, preferences or privileges senior to the Series A Preferred Interest or the Series B Preferred Interest with respect to dividends, liquidation redemption, voting, or otherwise, or issue additional Series A Preferred Interests;

5.2.5.4. Any increase or decrease in the authorized size of the Board or change the number of votes entitled to be cast by any Manager;

5.2.5.5. Incur, create, authorize the creation of, or guarantee any debt in the aggregate (excluding the amount of any debt existing as of the date of this Agreement in association with the Headquarters or other commercial space used by the Company) in excess of twenty-five percent (25%) of the Company's and its Subsidiaries' revenue (on a consolidated basis) for the most recent trailing twelve (12) month period immediately prior to the date on which the Company incurs, creates, authorizes the creation of, or guarantees such debt;

5.2.5.6. Enter into any material transaction transferring, licensing, or otherwise disposing of the Company's material intellectual property rights (including, but not limited to, rights of sublicensing, distribution, or exploitation), except in the ordinary course of business consistent with past practice, unless such transaction is approved by a majority of the entire Board, including the affirmative vote of both the Lead Series A Investor Manager and the Lead Series B Investor Manager;

5.2.5.7. Change the Company's primary line of business;

5.2.5.8. Except as set forth in Section 5.2.5.3, amend, alter, waive, or repeal any provision of the Certificate of Formation or this Agreement in a manner that adversely affects the powers, preferences or rights of the Preferred Interests;

5.2.5.9. Purchase or redeem or pay any dividend or other distribution on any Interest, other than Interests repurchased (a) from former employees or consultants in connection with the cessation of their employment or services, at the lower of the current fair market value for such Interest as determined by the Board in good faith or the original purchase price thereof, (b) pursuant to the Company's right of first refusal pursuant to Section 6.2, or (c) pursuant to written agreements in existence as of the Effective Date and disclosed on the disclosure schedules to the Membership Interest Purchase Agreement, dated as of the Effective Date, between the Company and the purchasers set forth therein;

5.2.5.10. Make any distribution pursuant to Section 4.1 unless such distribution is approved by a majority of the entire Board, including the affirmative vote of both the Lead Series A Investor Manager and the Lead Series B Investor Manager; or

5.2.5.11. Agree to do any of the foregoing.

5.3. **Special Series B Preferred Member Approval**. Notwithstanding anything to the contrary herein, so long as one-third of the Series B Preferred Interests issued during the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of a majority of the outstanding Series B Preferred Interests ("Special Series B Preferred Member Approval"):

5.3.1.1. Amend or waive any of the rights, preferences, or privileges of the Series B Preferred Interests in a manner that adversely affects the rights, preferences or privileges of the Series B Preferred Interests;

5.3.1.2. Increase or decrease the authorized Series B Preferred Interests, or issue additional Series B Preferred Interests;

5.3.1.3. Reclassify any outstanding equity securities which currently have rights, preferences, or privileges with respect to dividends, liquidation, redemption, or voting that are junior to or *pari passu* with the Series B Preferred Interests, in a manner that renders such rights, preferences, or privileges senior to the Series B Preferred Interests (if currently junior to or *pari passu* with the Series B Preferred Interests) or *pari passu* with the Series B Preferred Interests (if currently junior to the Series B Preferred Interests);

5.3.1.4. Require the conversion of the Series B Preferred Interests into Common Interests, except upon an IPO under Section 9.1.3; or

5.3.1.5. Create or hold equity interests in any entity that is not majority owned and effectively controlled by the Company (whether directly or indirectly), except as approved by a majority of the entire Board, including the affirmative vote of both the Lead Series A Investor Manager and the Lead Series B Investor Manager;

5.3.1.6. Effect a Deemed Liquidation Event with an Implied Enterprise Value for the Company of less than $600,000,000.

5.4. **Performance of Duties; No Fiduciary Duties; Reimbursement**. The Managers shall devote to the Company only such time as may be necessary for the proper performance of the Managers' duties. The Managers acting under this Agreement shall not be liable to the Company or any Member for the Managers' good faith reliance on the provisions of this Agreement. The Managers shall be entitled to reimbursement by the Company for reasonable expenses incurred in connection with the performance of their duties hereunder. Each Manager shall have the same fiduciary duties as a director of a corporation under the Delaware General Corporation Law. Notwithstanding anything in this Section 5.4 or in this Agreement to the contrary, the Members acknowledge the following:

5.4.1. Each Manager or any of the Manager's Affiliates may engage or invest in any Outside Business applicable to such Manager or any of such Manager's Affiliates, even if the Outside Business applicable to such Manager or any of such Manager's Affiliates directly or indirectly competes with the Company or any of its Subsidiaries, including, without limitation, each Manager and any of such Manager's Affiliates (i) may serve as the manager or controlling Person of any entity which directly competes with the Company or any of its Subsidiaries in connection with the Outside Business applicable to such Manager or any of such Manager's Affiliates, or (ii) render services or furnish advice to any such entity in connection with the Outside Business applicable to such Manager or any of such Manager's Affiliates. Neither the Company, nor any Company Subsidiary, nor any Member nor any Manager shall have any right in or to activities relating to any Outside Business (other than each Manager's rights with respect to such Manager's Outside Business) or to the income or proceeds derived from any Outside Business (other than each Manager's rights to with respect to such Manager's Outside Business). Each Manager and any of such Manager's Affiliates shall not be obligated to present any investment or business opportunity relating to the Outside Business applicable to such Manager or any of such Manager's Affiliates to the Company or any of its Subsidiaries, even if the opportunity is one that could be taken by the Company or any of its Subsidiaries. Each Manager and such Manager's Affiliates shall have the right to hold any investment or business opportunity relating to the Outside Business applicable to such Manager or such Manager's Affiliates for such Manager's or any of such Manager's Affiliate's own account or to recommend such opportunity to Persons other than the Company or its Subsidiaries. Each Manager or any of the Manager's Affiliates may continue to operate any business such Manager or any of such Manager's Affiliates own, manage or participate in as of the date of this Agreement, even if such other business competes with the Company, and each Member and Manager hereby waives any and all rights and claims that such Member or Manager may otherwise have against each Manager or any of the Manager's Affiliates for the continued operation of any business any Manager or any Manager's Affiliates own, manage or participate in as of the date of this Agreement. The Company shall adopt and maintain a customary conflicts of interest policy, requiring at least annual disclosure by Managers and Officers of covered transactions and arrangements.

5.4.2. Nothing in Section 5.4.1 modifies or amends any other agreement (other than this Agreement) between Kirkman or his Affiliates and the Company or its Subsidiaries, including any master license agreement entered into between Kirkman or his Affiliates and the Company or its Subsidiaries.

5.5. **Officers**. The Board may, from time to time, designate and appoint any Manager, Member, or other individual as an Officer of the Company. For the avoidance of doubt, no Officer need be a resident of the State of Delaware, a Member or a Manager. The Board also may assign titles (including chairman, chief executive officer, chief operations officer, president, vice president, secretary, assistant secretary, chief financial officer, treasurer, and assistant treasurer) to any Officer and may delegate to such Officer certain authority and duties. Any number of titles may be held by the same Manager, Member, or other individual. Any delegation pursuant to this Section 5.5 may be revoked at any time by the Board. Unless the Board otherwise decides, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office (including the same fiduciary duties that are owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware, subject to Section 5.3), subject to any specific delegation of authority and duties made to such Officer by the Board pursuant to this Section 5.5. Each Officer shall hold office until such Officer's successor shall be duly designated and shall qualify or until such Officer's death or until such Officer shall resign or shall have been removed by the Board. The salaries or other compensation, if any, of the Officers and agents of the Company shall be fixed from time to time by the Board.

5.5.1. **Appointment of Officers**. As of the Effective Date, the following individuals shall be appointed the Officers of the Company:

President	Kirkman
Chief Executive Officer	Alpert
Chief Operations Officer	Goldman
Chief Creative Officer	Kirkman
Secretary	Alpert

5.5.2. **Resignation; Removal; Vacancies**. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause, at any time by the Board, in its discretion. Designation of an Officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Board and shall remain vacant until filled by the Board.

5.6. **Right of Members to Transact With the Company**. The Members, and any of their respective Affiliates, shall have the right to contract and otherwise deal with the Company; provided, however, that all such contracts and deals shall be on fair, reasonable and market terms that are consistent with terms and conditions that are customary for the type of transaction in question and entered into in good faith; provided further, that for purposes of this Section 5.6 the contracts and dealings entered into prior to the Effective Date and disclosed to the Lead Series A Investor prior to the Effective Date constitute fair, reasonable, market and customary contracts and dealings and were entered into in good faith.

5.7. **Other Activities.** The Members and their respective Affiliates may engage in or possess interests in other business ventures of every kind and description for their own account, and in so doing shall incur no liability to the Company, nor to the Members as a result of engaging in any other business or ventures or as a result of deriving income or profits therefrom. Neither the Members, nor any their respective Affiliates, shall be obligated to present any particular investment or business opportunity to the Company, even if the opportunity is of a character which, if presented to the Company, could be taken by the Company or is competitive with the business or activities of the Company; further, any of the foregoing parties shall have the right to take for their own account or to recommend to others any investment opportunity.

5.8. **Personal Service; Remuneration To Members**. No Member shall be required to perform services for the Company solely by virtue of being a Member, and no Member is entitled to remuneration for services performed for the Company solely by virtue of being a Member.

5.9. **Indemnification.**

5.9.1. **Indemnification of Members and Managers**. The Company, its receiver or its trustee, shall indemnify and hold harmless the Members, the Managers, their respective Affiliates and their respective officers, directors, managers, members, partners, Affiliates, employees, agents, shareholders, heirs, successors and assigns (hereinafter collectively referred to, for purposes of this Section 5.9, as the "Indemnitees"), jointly and severally, from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee was involved or may be involved, or threatened to be involved, as a party or otherwise, arising out of the business or operations of the Company, excluding liabilities to any Member, regardless of whether the Indemnitee continues to be a Member, a Manager, an Affiliate, or an officer, director, employee, agent of the Company or Principal of any Skybound Member at the time any such liability or expense is paid or incurred, to the fullest extent permitted by the Act and all other applicable laws.

5.9.2. **Expenses**. Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 5.9 shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that such Person is not entitled to be indemnified as authorized in this Section 5.9.

5.9.3. **Indemnification Rights Non-Exclusive**. The indemnification provided by this Section 5.9 shall be in addition to (and not in lieu of) any other rights to which those indemnified may be entitled under any agreement, as a matter of law or equity or otherwise, both as to action in the Indemnitee's capacity as a Member or Manager or as an Affiliate or as an officer, director, employee, agent of the Company, or Principal of any Skybound Member and as to any action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of such Indemnitee.

5.9.4. **Company Indemnification is Primary**. The Company hereby acknowledges that each Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by his, her or its Affiliates and/or his or her employer (collectively, the "Specified Indemnitors"). The Company hereby agrees (i) that the Company is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Specified Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), and (ii) that the Company shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the Company and the Indemnitee), without regard to any rights Indemnitee may have against the Specified Indemnitors. The Company further agrees that no advancement or payment by the Specified Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Specified Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company agrees that the Specified Indemnitors are express third party beneficiaries of the terms of this Section 5.9.4.

5.9.5. **Exclusion**. An Indemnitee shall not be entitled to indemnification or advancement of expenses under this Section 5.9 with respect to any claim, issue or matter in which he, she or it has engaged in conduct that constitutes fraud, willful misconduct or bad faith; *provided*, *however*, that a court of competent jurisdiction or, in the event the Indemnitee is a Member, an arbitrator in accordance with Section 10.23, may determine upon application that, despite such conduct, in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnification for such liabilities and expenses as the court may deem proper.

5.9.6. **Insurance**. The Board may authorize and cause the Company to purchase and maintain insurance, to the extent and in such amounts as the Board shall deem reasonable, on behalf of the Indemnitees and such other Persons as the Board shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with activities of the Company or such Indemnitees, regardless whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement. The Board may cause the Company to enter indemnity contracts with Indemnitees and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this Section 5.9 and containing such other procedures regarding indemnification as are appropriate.

ARTICLE 6
TRANSFER, ASSIGNMENT OF INTERESTS AND PREEMPTIVE RIGHTS

6.1. **Transfer or Assignment of Member's Interests**. Notwithstanding anything to the contrary contained herein, no Member shall, directly or indirectly, transfer, assign, convey, sell, encumber or in any way alienate, voluntarily or involuntarily (each, a "Transfer"), all or any part of its Interests except if the Transfer is expressly permitted by this Article 6 and except in accordance with this Agreement and all applicable state and federal securities laws, and any attempted Transfer consummated in violation of this Article 6, any other applicable provision of this Agreement or applicable state and federal securities laws shall be void ab initio. Subject to the foregoing, after the consummation of any Transfer of any Interests, the Interests so transferred shall continue to be subject to the terms and provisions of this Agreement and any further Transfer shall be required to comply with all of the terms and provisions of this Agreement. In accordance with this Agreement, a Member may consummate the following types of Transfers: (i) Transfers to any Permitted Transferee; *provided that* at the time of any Transfer to such Permitted Transferee, the transferor Member and such Permitted Transferee irrevocably agree for the benefit of the other parties to this Agreement to re-Transfer the subject Interests back to such transferor Member prior to such Permitted Transferee ceasing to be an Affiliate of such transferor Member; (ii) Transfers with the consent of the Board; *provided that* the transferring Member also complies with Section 6.2, Section 6.5 and Section 6.7 (as applicable); (iii) Transfers pursuant to Section 6.3; and/or (iv) Transfers pursuant to Section 6.6; *provided that*, in each case, except for Transfers pursuant to Section 6.6, no Member may Transfer all or any part of such Member's Interests to a competitor. No Affiliate of a Skybound Member will be deemed a competitor of the Company. Notwithstanding anything to the contrary contained herein, a Lead Series A Investor Change of Control or a Lead Series B Investor Change of Control shall not constitute a Transfer.

6.2. **Right of First Refusal**. If, for any reason, any Skybound Member receives a bona-fide offer from any third party (other than a Permitted Transferee) to consummate a Transfer of all or any part of such Member's Interests and which such Member (the "ROFR Selling Member") elects to accept, then the ROFR Selling Member shall give written notice to the Company and the other Skybound Members of the ROFR Selling Member's intention (the "ROFR Transfer Notice"); *provided that* a Skybound Member can deliver a concurrent notice under Section 6.5 and this Section 6.2). The ROFR Transfer Notice must name and identify the proposed transferee and specify the number of Interests to be transferred (the "ROFR Offered Interests"), the price per Interest, the payment terms and all other relevant terms of the proposed Transfer with reasonable specificity. Upon receipt of the ROFR Transfer Notice, the Skybound Members (other than the ROFR Selling Member) shall have the right, but not the obligation, to collectively purchase, a proportion of the ROFR Offered Interests equal to the total number of Interests held by such Skybound Member divided by the total number of Interests held by all Skybound Members (other than the ROFR Selling Member) (such proportion, the "Skybound Pro Rata Share") on the terms and conditions contained in the ROFR Transfer Notice; *provided*, *however*, if any Skybound Member does not wish to purchase his, her or its Skybound Pro Rata Share of the ROFR Offered Interests (such Members, the "ROFR Non-Purchasing Members"), then any other Skybound Member who wishes to purchase such ROFR Offered Interests may purchase such ROFR Non-Purchasing Members' Skybound Pro Rata Share of the ROFR Offered Interest on a pro rata basis in proportion to such Skybound Members' Skybound Pro Rata Share of such ROFR Non-Purchasing Member's ROFR Offered Interest. If any Skybound Member(s) desire(s) to acquire all of the ROFR Offered Interests, such Skybound Member(s) shall deliver to the ROFR Selling Member within thirty (30) days after receipt of the ROFR Transfer Notice, a written election (the "ROFR Purchase Notice") to purchase the ROFR Offered Interests. Failure of the other Skybound Member(s) to deliver the ROFR Purchase Notice within said thirty (30) day period shall be deemed an election by the other Skybound Member(s) not to purchase any portion of the ROFR Offered Interests. If the ROFR Offered Interests are to be sold under this Section 6.2, the closing of such sale shall occur on the date within fifteen (15) days after the date of the ROFR Purchase Notice. Notwithstanding the foregoing, if the other Skybound Members elect not to purchase all of the ROFR Offered Interests, and the Board provides consent to the proposed Transfer pursuant to Section 6.1 above, the ROFR Selling Member may sell all (but not less than all) of the ROFR Offered Interests to the third party specified in the ROFR Transfer Notice (subject to the other applicable provision in this Article 6, including Section 6.5); *provided*, *however*, that the ROFR Selling Member shall not have the right to effect the proposed Transfer with a party other than the party identified in the ROFR Transfer Notice or on terms different than those contained in the ROFR Transfer Notice without first giving the other Skybound Members a new right of first refusal as described above, and if the ROFR Selling Member does not effect the proposed Transfer within sixty (60) days after the Skybound Members' receipt of the ROFR Transfer Notice, the other Skybound Members' right of first refusal shall reapply and the ROFR Selling Member shall not thereafter effect the proposed Transfer without complying with the above provisions. If the other Skybound Member(s) elect(s) to purchase the ROFR Offered Interests, at any time prior to closing of such Transfer, such Skybound Member(s) may assign its right to acquire any of the ROFR Offered Interests to the Company, subject to the unanimous consent of the Skybound Managers (other than the Skybound Manager appointed by the Skybound Member holding the ROFR Offered Interests), and subject to compliance with all applicable laws.

6.3. **Rights Upon the Occurrence of Certain Events.**

6.3.1. **Rights Upon the Involuntary Transfer of a Skybound Member's Interests or by Reason of Death, "Disability" or Termination of Services of such Skybound Member (or such appropriate Principal).** Upon the occurrence of an Involuntary Transfer involving a Skybound Member, or if a Skybound Member's employment or service provider relationship with the Company or the Company's Affiliates is terminated (i) by reason of death of such Skybound Member (subject to Section 6.3.7), (ii) because such Skybound Member has become Disabled, or (iii) by reason of the resignation, retirement or termination of such Skybound Member for Cause (such Skybound Member, the "Transferring Skybound Member"), then the Skybound Members other than the Transferring Skybound Member (the "Continuing Skybound Members") shall have the right to purchase all, but not less than all, of the Interests then held by the Transferring Skybound Member by delivering to the Transferring Skybound Member within thirty (30) days after the effective date of termination a written election (a "Call Notice") to so purchase such Transferring Skybound Member's Interests. In this case, each Continuing Skybound Member shall have the right to purchase a proportion of the Transferring Skybound Member's Interests equal to the total number of Interests held by such Continuing Skybound Member divided by the total number of Interests held by all Continuing Skybound Members (such proportion, the "Continuing Member Pro Rata Share"). If a Continuing Skybound Member does not wish to purchase such Continuing Skybound Member's Continuing Member Pro Rata Share of the Transferring Skybound Member's Interests (such Members for purposes of this Section 6.3.1, the "Non-Purchasing Members"), the Continuing Skybound Members who wish to purchase such Non-Purchasing Member's Interests may purchase such Non-Purchasing Member's Continuing Member Pro Rata Share of the Transferring Skybound Member's Interests pro rata in proportion to the Continuing Skybound Members' Continuing Member Pro Rata Share of such Non-Purchasing Member's Interests. If the purchasing Continuing Skybound Members deliver a Call Notice, then the closing of such purchase shall occur in accordance with Section 6.3.5 and Section 6.3.6 below. The Continuing Skybound Members' failure to deliver a Call Notice within said thirty (30)-day period shall be deemed an irrevocable election by the Continuing Skybound Members not to exercise their right to purchase the Transferring Skybound Member's Interests pursuant to this Section 6.3.1. If the Continuing Skybound Members do not exercise their right to purchase the Transferring Skybound Member's Interests pursuant to this Section 6.3.1, then the Company shall have the right to purchase all, but not less than all, of the Interests then held by the Transferring Skybound Member by delivering to the Transferring Skybound Member a Call Notice no later than thirty (30) days following the last day the Continuing Skybound Members were entitled to deliver the Call Notice. The Company's failure to deliver a Call Notice within said thirty (30)-day period shall be deemed an irrevocable election by the Company not to exercise its right to purchase such Interests pursuant to this Section 6.3.1. If the Company delivers the Call Notice, the closing of such purchase shall occur in accordance with Section 6.3.5 and Section 6.3.6 below. All purchases of Interests pursuant to this Section 6.3.1 shall be equal to the fair market value of the applicable Interests as determined pursuant to Section 6.3.4 below. The transferring Member shall abstain in all decisions to be made by the Company pursuant to this Section 6.3.1.

6.3.2. **Domestic Transfers**. Upon the occurrence of a Domestic Transfer, the Member whose Interests are subject to the Domestic Transfer (the "Domestic Transferor") (or such Domestic Transferor's representative) shall provide the Company and the other Members with written notice thereof within ten (10) days after the Domestic Transfer (the "Domestic Transfer Notice"). In the event of a Domestic Transfer, said Domestic Transferor shall have the first right to purchase all, but not less than all, of the Interests involved in the Domestic Transfer, exercisable by including an election to purchase said Interests in the Domestic Transfer Notice.

6.3.2.1. If the Domestic Transferor is Alpert, and Alpert does not elect to purchase all of the Interests involved in the Domestic Transfer, then the other Skybound Members shall have the right to purchase all, but not less than all, of the Interests of the Alpert Trust by delivering to the Alpert Trust within thirty (30) days after receipt of the Domestic Transfer Notice from the Alpert Trust a written notice to so purchase such Interests; *provided*, *however*, if the other Skybound Members do not exercise their right to purchase the Alpert Trust's Interests pursuant to this Section 6.3.2.1, then the Company shall have the right to purchase all, but not less than all, of the Interests then held by the Alpert Trust by delivering to the Alpert Trust a written notice of the Company's election to purchase such Interests no later than thirty (30) days following the last day the other Skybound Members were entitled to deliver written notice to the Alpert Trust pursuant to this Section 6.3.2.1. The other Skybound Members' or the Company's failure to deliver such notice to the Alpert Trust within said thirty (30) day period shall be deemed an irrevocable election by the other Skybound Members or the Company, as applicable, not to exercise its right to purchase such Interests pursuant to this Section 6.3.2.1.

6.3.2.2. If the Domestic Transferor is Kirkman, and Kirkman does not elect to purchase all of the Interests involved in the Domestic Transfer, then the other Skybound Members shall have the right to purchase all, but not less than all, of the Interests of the Kirkman Trust by delivering to the Kirkman Trust within thirty (30) days after receipt of the Domestic Transfer Notice from the Kirkman Trust a written notice to so purchase such Interests; *provided*, *however*, if the other Skybound Members do not exercise their right to purchase the Kirkman Trust's Interests pursuant to this Section 6.3.2.2, then the Company shall have the right to purchase all, but not less than all, of the Interests then held by the Kirkman Trust by delivering to the Kirkman Trust a written notice of the Company's election to purchase such Interests no later than thirty (30) days following the last day the other Skybound Members were entitled to deliver written notice to the Kirkman Trust pursuant to this Section 6.3.2.2. The other Skybound Members' or the Company's failure to deliver such notice to the Kirkman Trust within said thirty (30) day period shall be deemed an irrevocable election by the other Skybound Members or the Company, as applicable, not to exercise its right to purchase such Interests pursuant to this Section 6.3.2.2.

6.3.2.3. If the Domestic Transferor is Goldman, and Goldman does not elect to purchase all of the Interests involved in the Domestic Transfer, then the other Skybound Members shall have the right to purchase all, but not less than all, of the Interests of Goldman by delivering to Goldman within thirty (30) days after receipt of the Domestic Transfer Notice from the Goldman a written notice to so purchase such Interests; *provided*, *however*, if the other Skybound Members do not exercise their right to purchase Goldman's Interests pursuant to this Section 6.3.2.3, then the Company shall have the right to purchase all, but not less than all, of the Interests then held by Goldman by delivering to Goldman a written notice of the Company's election to purchase such Interests no later than thirty (30) days following the last day the other Skybound Members were entitled to deliver written notice to Goldman pursuant to this Section 6.3.2.3. The other Skybound Members' or the Company's failure to deliver such notice to Goldman within said thirty (30) day period shall be deemed an irrevocable election by the other Skybound Members or the Company, as applicable, not to exercise its right to purchase such Interests pursuant to this Section 6.3.2.3.

6.3.2.4. If the Company (or any assignee), or the other Skybound Members (as applicable) fail to purchase the Interests of the Domestic Transferor, then the Domestic Transferor shall use his/its best efforts to cause any third party transferee thereof to agree to be bound by this Agreement, but any Interests so transferred shall nevertheless be and remain subject to the restrictions set forth in this Agreement. The Domestic Transferor shall be required to abstain in all decisions regarding whether the Company shall exercise its rights under this Section 6.3.2.

6.3.3. **Purchase Price**. The closing of the purchase of any Interests pursuant to Section 6.3.1 or Section 6.3.2 shall occur in accordance with Section 6.3.5 below. All purchases of Interests pursuant to Sections 6.3.1 or 6.3.2 shall be at a price equal to the fair market value of the affected Interests as determined pursuant to Section 6.3.4 below. Unless otherwise agreed by the Skybound Managers (other than the Skybound Manager appointed by the Skybound Member holding the affected Interests (if applicable)), the balance paid for the affected Interests pursuant to this Section 6.3.3 shall be payable via a promissory note due and payable five (5) years after the closing of the purchase of such affected Interests or such other period of time agreed in writing by the Skybound Managers (other than the Skybound Manager appointed by the Skybound Member holding the affected Interests (if applicable).

6.3.4. **Fair Market Value**. If, as a result of Sections 6.3.1 or 6.3.2 above, it becomes necessary to determine the fair market value of any Interests, the fair market value of such Interests shall be (i) the most recently agreed upon fair market value of the Company (as determined from time to time in good faith by the Members holding the majority of the Interests (the "Most Recent Valuation"), multiplied by (ii) a fraction, the numerator of which is the Interests held by the selling Member and the denominator of which is the total Interests held by all Members (on an as converted to Common Interest basis); *provided, however*, that if the Most Recent Valuation occurred more than one (1) year prior to the date on which it becomes necessary to determine the fair market value of any Interests (such date, the "Required Valuation Date"), the Most Recent Valuation shall be increased by three percent (3.0%) for each year (or part thereof) between the date of the Most Recent Valuation and the Required Valuation Date.

6.3.4.1. Notwithstanding the foregoing, if the Most Recent Valuation was determined more than two (2) years prior to the date it becomes necessary to determine the fair market value of any Interests, the selling Member and the other Members jointly shall attempt to agree upon the fair market value of the affected Interests for a period of sixty (60) days after the date of death, the date the Skybound Member is deemed Disabled, the date of the Involuntary Transfer, or the date of the Domestic Transfer, as applicable. If such Skybound Members (or their representatives) are unable to agree upon the fair market value of the affected Interests prior to the end of such sixty (60) day period, any Skybound Member shall be entitled to require an appraisal by providing the other Skybound Members with written notice of the request for the appraisal at any time thereafter. In such event, the value of the affected Interests shall be determined by two (2) independent appraisers, one selected by the selling Skybound Member, or his or her representative, and one selected by the other Skybound Members, both of which appraisers shall each have at least ten (10) years of recent, consistent experience in valuing companies with the size, assets, liabilities and type of business similar to that of the Company. Each independent appraiser selected shall as promptly as possible provide an opinion of fair market value of the affected Interests. If the independent appraisers' opinions of fair market value are within ten percent (10%) of the lower of the two (2) opinions, the average of the fair market values set forth in the two (2) appraisals shall be treated as the fair market value of the affected Interests. If the independent appraisers' opinions of value differ by more than ten percent (10%) of the lower of the two opinions, the independent appraisers shall mutually select a third independent appraiser whereby the fair market value of the affected Interests shall be determined exclusively by such third independent appraiser. The third independent appraiser will evaluate the appraisals of the two (2) other independent appraisers and shall as promptly as possible provide an opinion of fair market value of the affected Interests, which fair market value must be no greater than the highest fair market value reached by the two (2) other independent appraisers and no less than the lowest fair market value reached by the other two (2) independent appraisers. All expenses of such appraisals shall be borne by the Members subject to such transactions; *provided that* in the event the appraisals are required because of an Involuntary Transfer, the Involuntary Transferor shall be required to pay all expenses of such appraisals.

6.3.4.2. For all purposes hereunder, the "fair market value" of the affected Interests shall be the price that a willing buyer would pay a willing seller in an arms'-length transaction for such Interests, assuming that such Interests were being sold in a manner designed to maximize bids, when neither the buyer nor the seller was acting under compulsion, when both the buyer and the seller have reasonable knowledge of the relevant facts, and without any discount solely by reason that the Interests to be valued represent a minority of the total issued and outstanding Interests of the Company. If the fair market value determined by any appraiser is given as a range of values, the fair market value determined by such appraiser shall be deemed to be the midpoint of such range. Each appraiser shall, solely for the purpose of determining the fair market value of the affected Interests, have reasonable access to the books and records of the Company and to its management, and shall consider all material information resulting from such access; *provided, that* if requested by the Company, such appraiser shall execute and deliver to the Company a confidentiality and non-disclosure agreement reasonably acceptable to the Company. The Company and each Member involved in the underlying transaction agrees to cooperate fully with any such appraiser. Notwithstanding the foregoing, if an Involuntary Transferor breaches this Agreement or any other agreement by and between the Company and such Member, the purchase price determined hereunder with respect to the affected Interests shall be reduced by an amount equal to the damages suffered by the Company as a result of such breach. The Company shall use the so-called "interim closing of the books method" for tax and accounting purposes. The value of the affected Interests determined pursuant hereto shall be binding on all parties, their legal representatives and their successors-in-interest.

6.3.5. **Closing**. The consummation of the sale and purchase of all Interests occurring pursuant to any of Sections 6.3.1 or 6.3.2, above (the "Closing") shall be held contemporaneously by all relevant parties at the principal office of the Company, at a mutually convenient time and date within fifteen (15) days after the date of the final determination of the fair market value for the affected Interests.

6.3.6. **Closing Deliveries; Payment of Purchase Price**. At the Closing under this Section 6.3, (i) the selling Member or Involuntary Transferor shall execute, acknowledge and/or deliver or cause to be delivered to the purchaser of such Interests (x) a certificate representing that such Member is the sole legal and beneficial owner of the affected Interests, free and clear of all liens, and that such Member has full right and power to transfer such Interests to such purchaser, and (y) the original certificate(s), if any, representing such Interests, duly endorsed or accompanied by a duly executed separate power for transfer to such purchaser, and (ii) each purchaser of any Interests shall deliver or cause to be delivered to the selling Member or the Involuntary Transferor the purchase price for such Interests as follows: 20.00% of the purchase price for such Interests shall be paid at the Closing by wire transfer or cashier's check, and the remainder of the purchase price shall be evidenced by a promissory note, which promissory note shall provide for the payment of equal annual installments of principal (accompanied by payment of all accrued interest) over a four (4) year period commencing on the date which is one year after the date of the Closing. Each such promissory note shall accrue interest from the date of the Closing at the rate of 5.00% per annum and may be prepaid by the maker thereof at any time without penalty or premium. In addition, at the Closing, each purchaser shall execute and deliver to the Company such documents as the Company may reasonably request so that such sale and purchase of such Interests may be effectuated in compliance with, and without registration under, all applicable federal and state securities laws.

6.3.7. **Key Man Insurance**. The Members agree that, upon approval of the Board, the Company may carry key man life insurance on Alpert, Kirkman, or Goldman at the Company's expense (which shall not exceed $6,250 per month per Principal subject to reasonable increases in line with the market and the Company's fair market valuation). Each of the Skybound Members and Principals shall cooperate with the Company's efforts to obtain such insurance coverage, including, without limitation, by submitting to such medical examinations from time to time as may be reasonably required to obtain such insurance. Notwithstanding anything to the contrary in this Agreement (including Section 6.3.1), if the Company carries key man life insurance with respect to a Principal, then upon the death of such Principal, the Company shall use all or a portion of the proceeds from such key man life insurance policy (the "Insurance Proceeds") to purchase 100% of the Interests from the Skybound Member through which such Principal indirectly held such Interests for an amount equal to the fair market value of such Interests (as determined under Section 6.3.4); *provided that* to the extent that the insurance proceeds are insufficient to fund a purchase of 100% of such Interests in accordance with the foregoing, the Company shall use the Insurance Proceeds to purchase a portion of the Interests equal to 100% of the Interests multiplied by a fraction, the numerator of which is the amount of the Insurance Proceeds and the denominator of which is the fair market value of such Interests. For the avoidance of doubt, if less than 100% of the Interests are purchased in accordance with this Section 6.3.7, the remaining Interests that are not purchased pursuant to this Section 6.3.7 shall be subject to purchase by the Company and the other Skybound Members pursuant to the other provisions of this Section 6.3 and, to the extent the Company and the other Skybound Members do not purchase the remaining Interests pursuant to this Section 6.3, the holder of such Interests will become a Member of the Company and (i) will irrevocably pledge all of the voting rights represented by the Interests to the surviving Principals, and (ii) will not Transfer any such Interests without the unanimous written consent of the surviving Principals. The Principals and the Principals' spouses (as applicable) consent, acknowledge, and agree to the provisions set forth in this Section 6.3.7.

6.3.8. **Interests Held by Affiliates**. For purposes of this Section 6.3 only, the Interests owned by a Member shall also be deemed to include the Interests owned by any Affiliate of such Member.

6.3.9. **Events Involving Certain Principals**. For purposes of this Section 6.3 only, the death or Disability of, or Involuntary Transfer involving Alpert or Kirkman shall be deemed the death or Disability of, or Involuntary Transfer involving, the Member of which such Person is a Principal.

6.4. **Preemptive Rights.**

6.4.1. The Company hereby grants to each Capital Member the right to purchase its Pro Rata Share (disregarding any Incentive Plan Interests) of any New Senior Securities, as hereinafter defined (the "PR Purchase Right"), which the Company may, from time to time, propose to sell and issue. Except as set forth below, "New Senior Securities" shall mean Series B Preferred Interests or any other equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities. Notwithstanding the foregoing, "New Senior Securities" does not include: (i) securities offered to the public generally pursuant to a registration statement filed pursuant to the Securities Act, or pursuant to Regulation A under the Securities Act; (ii) securities issued pursuant to the acquisition of another person by the Company by a merger, share exchange, the purchase of substantially all of the assets of such other company, or other reorganization whereby the Company or its Members own not less than fifty-one percent (51%) of the voting power of the surviving or successor Person, so long as such acquisition is approved by the Board; (iii) the issuance of Options or Interests to employees of the Company, the Officers, Service Providers or members of the Board pursuant to the Option Plan, as currently in effect and as may from time to time be amended or any other equity incentive plan approved by the Board (including, if adopted following the date hereof, the affirmative approval of the Lead Series A Investor Manager and the Lead Series B Investor Manager), not to exceed, in the aggregate, twenty percent (20%) of the equity Interests of the Company on a fully diluted basis; (iv) securities issued pursuant to any convertible securities, options or warrants, provided that the PR Purchase Right under this Section 6.4 applies with respect to the initial issuance or grant of such convertible securities, options or warrants; (v) securities issued pursuant to the anti-dilution provisions of any outstanding option, warrant, right or convertible security of the Company issued after November 26, 2019; provided that the PR Purchase Right under this Section 6.4 applies with respect to the initial issuance of such option, warrant or convertible security, or provided that such securities issued pursuant to any option, warrant or convertible security otherwise do not constitute "New Senior Securities" for purposes of this Section 6.4 (as if such securities had been originally issued on the date such securities are issued pursuant to the anti-dilution provisions in the applicable option, warrant or convertible security for the same reason the applicable option, warrant or convertible security was originally issued), (vi) securities representing up to five percent (5%) of equity Interests of the Company on a fully diluted basis at the time of issuance that are issued in connection with arm's length, reasonable commercial arrangements with any party who is not an Affiliate of a Skybound Member, so long as such commercial arrangement is approved by the Board in good faith, and (vii) securities issued to any Person upon the waiver by the Board by unanimous consent of the PR Purchase Right and the notice requirements set forth in this Section 6.4.

6.4.2. If the Company proposes to undertake an issuance of New Senior Securities, it shall give each Capital Member written notice of its intention, describing the type of New Senior Securities, and the price and terms upon which the Company proposes to issue the New Senior Securities. Each Capital Member shall have ten (10) days from the date of receipt of any such notice to agree to purchase up to its respective Pro Rata Share (disregarding any Incentive Plan Interests) of such New Senior Securities for the price and upon the terms specified in the notice by giving written notice to the Company of such Capital Member's intentions and stating therein the quantity of New Senior Securities to be purchased by such Capital Member.

6.4.3. In the event a Capital Member fails to exercise the PR Purchase Right within such ten (10) day period, the Company shall have ninety (90) days thereafter to sell or enter into a written agreement (pursuant to which the sale of New Senior Securities covered thereby shall be completed, if at all, within sixty (60) days from the date of such agreement) to sell the New Senior Securities not purchased by the Capital Members at a price and upon such terms which are no more favorable to the purchaser of such New Senior Securities than specified in the Company's notice to the Capital Members. If the Company has not sold the New Senior Securities or entered into a written agreement to sell the New Senior Securities within such ninety (90) day period (or completed the sale of the New Senior Securities within sixty (60) days from the date of such agreement, as provided above), the Company may not thereafter issue or sell any New Senior Securities without first offering such securities in the manner provided in this Section 6.4.

6.4.4. The PR Purchase Right granted to a Capital Member under this Section 6.4 shall expire upon the date such Capital Member no longer owns any Interests.

6.5. **Tag-along Right.**

6.5.1. Other than Transfers (i) unanimously approved by the Board (*provided* that the Lead Series A Investor and the Lead Series B Investor must also provide its affirmative approval) where the Board explicitly waives the application of this Section 6.5, (ii) to Permitted Transferees, and (iii) under Section 6.3 and Section 6.6, if any Skybound Member proposes to Transfer, in one transaction or a series of related transactions, any Interests (the "Transferring Member"), the Board has consented to the Transfer in accordance with Section 6.1, and neither the Company nor the other Skybound Members exercised their right set forth in Section 6.2 with respect to all of the Interests proposed to be Transferred (a "Tag-along Sale"), the Transferring Member shall provide written notice ("Tag-along Notice") of such proposed Tag-along Sale to all non-transferring Members (the "Tag Members"). The Tag-along Notice shall identify the consideration per Interest for which such Tag-along Sale is proposed to be made (the "Tag-along Sale Price") and all other material terms and conditions of the proposed Tag-along Sale which shall be the same terms and conditions set forth in the Transfer Notice. Each Tag Member shall, as to Interests held by it, have the option, exercisable by irrevocable written notice to the Transferring Member within twenty (20) days after receipt of the Tag-along Notice (the "Tag-along Notice Period") to participate in the Tag-along Sale in proportion to such Tag Member's Pro Rata Share.

6.5.2. The consideration per Interest to be paid to each Tag Member exercising its rights set forth in Section 6.5.1 (the "Participating Tag Members") shall be the Tag-along Sale Price. The Company, the Participating Tag Members and the Transferring Member shall provide reasonable cooperation to consummate the sale of Transfer Interests and any Interests to be included in such Tag-along Sale by the Participating Tag Members within thirty (30) days following termination of the Tag-along Notice Period.

6.5.3. If, at the termination of the Tag-along Notice Period, any Tag Members shall not have elected to participate in the Tag-along Sale, such Tag Members shall be deemed to have waived any of and all of its rights under this Section 6.5 with respect to the sale of any of its Interests pursuant to such Tag-along Sale. The Transferring Member shall have thirty (30) days following such termination of the Tag-along Notice Period in which to sell all, but not less than all, of the applicable Interests (including the Interests of any Participating Tag Member) on the same terms and conditions as were contained in the Tag-along Notice, at a price equal to the Tag-along Sale Price, to the bona fide third party listed in the Transfer Notice. If, at the end of such forty-five (45) day period, the Transferring Member has not completed the sale of all applicable Transfer Interests, to the bona fide third party listed in the Transfer Notice, the Tag-along Sale shall terminate, and all the restrictions on transfer contained in this Agreement with respect to Interests shall again be in effect.

6.5.4. Notwithstanding anything contained in this Section 6.5, there shall be no liability on the part of the Transferring Member to any Participating Tag Members if the sale of Interests pursuant to this Section 6.5 with respect to the Tag-along Sale is not consummated for whatever reason. Any decision as to whether to sell Interests shall be at the Transferring Members' absolute discretion.

6.5.5. The Option Plan and/or any Option may provide any Service Provider the opportunity to exercise any vested or unvested Option and to sell the Incentive Plan Member's Pro Rata Share of the Incentive Plan Interests resulting from such exercise in a Tag-along Sale.

6.5.6. Preferred Interests and Incentive Plan Interests will be treated materially the same as Common Interests in connection with a Tag-along Sale.

6.5.7. If any Transferring Member purports to Transfer any Interests in contravention of the terms of this Section 6.5 (a "Prohibited Transfer"), each Tag Member who desires to exercise its rights under this Section 6.5 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Transferring Member to purchase from such Tag Member the type and number of Interests that such Tag Member would have been entitled to sell to the prospective transferee of such Interests had the Prohibited Transfer been effected in compliance with the terms of this Section 6.5. The sale will be made on the same terms, including, without limitation, as provided in this Section 6.5, and subject to the same conditions as would have applied had the Transferring Member not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Tag Member learns of the Prohibited Transfer, as opposed to the timeframe proscribed above in this Section 6.5. Such Transferring Member shall also reimburse each Tag Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag Member's rights under this Section 6.5.

6.6. **Drag-Along Right.**

6.6.1. Subject to Sections 5.2.3.2, 5.2.4.2 and 5.2.5.1, if the Members holding fifty-five percent (55%) of the voting Interests (on an as converted to Common Interests basis) (the "Drag-along Holders") approve a Capital Transaction with a Person who is not an Affiliate of any Member or the Company and on bona fide, arm's length terms (a "Drag-along Sale"), the Drag-along Holders may, by written agreement, require all but not less than all of the other Members to participate in such Drag-along Sale. For the avoidance of doubt, a Drag-along Sale approved pursuant to this Section 6.6 shall not be subject to Section 6.2, Section 6.3, Section 6.5 or Section 6.7 of this Agreement. Not later than thirty (30) days prior to the proposed date of the Drag-along Sale, the Drag-along Holders shall provide written notice of the Drag-along Sale to the Members ("Drag-along Notice"). The Drag-along Notice shall identify the transferee, the Interests subject to the Drag-along Sale, the total consideration per Interest (on an as converted to Common Interests basis) for which a transfer is proposed to be made (the "Drag-along Sale Price") and all other material terms and conditions of the Drag-along Sale. Each Member shall be required to participate in, vote in favor of, and Transfer their Interests pursuant to, and otherwise to execute and deliver such documents as may be reasonably requested by the transferee or acquirer in connection with any Drag-along Sale, including, without limitation, written consents of the Members, proxies, letters of transmittal, purchase agreements, and assignments of membership interests, on the terms and conditions set forth in the Drag-along Notice and to tender all Interests (the "Drag-along Interests") owned by such Members at the time the Drag-along Notice is delivered; provided that this Section 6.6 shall only apply to a Drag-along Sale to the extent that: (i) in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to a Member and not the Company, each Member shall only be required to make comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself, (ii) all indemnification obligations with respect to the Company that are required by such Drag-along Sale shall be on a pro rata basis based on the consideration received by the Members; (iii) in no event shall any such indemnification obligations exceed the proceeds received by a Member pursuant to such Drag-along Sale, (iv) the Lead Series A Investor and the Lead Series B Investor shall not be required to enter into any non-compete, non-solicitation or other similar type of arrangement in connection with such Drag-along Sale, (v) no Member is liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Drag-along Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members), (vi) each holder of each class or series of the Company's Interests will receive the same form of consideration for their Interests of such class or series as is received by other holders in respect of their Interests of such same class or series, (vii) subject to clause (x) below, each holder of a series of Preferred Interests will receive the same amount of consideration per Interest of such series of Preferred Interests as is received by other holders in respect of their Interests of such same series, (viii) subject to clause (x) below, each holder of Common Interests will receive the same amount of consideration per Common Interest as is received by other holders in respect of their Common Interests, (ix) the aggregate consideration receivable by all holders of Preferred Interests and Common Interests shall be allocated among the holders of Preferred Interests and Common Interests on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Interests and the holders of Common Interests are entitled in a Deemed Liquidation Event (assuming for this purpose that the Drag-along Sale is a Deemed Liquidation Event) in accordance with this Agreement as in effect immediately prior to the Drag-along Sale, and (x) if any holders of Interests are given an option as to the form and amount of consideration to be received as a result of the Drag-along Sale, all holders of Interests will be given the same option. If the Drag-along Sale is not completed within ninety (90) days after the date of the Drag-along Notice, the Drag-along Sale shall terminate, and all restrictions on Transfer contained in this Agreement or otherwise applicable at such time with respect to Drag-along Interests owned by the Members shall again be in effect.

6.6.2. Each Member, does hereby, or by execution of a joinder or other agreement binding such Member to the terms hereof does thereby, irrevocably constitute and appoint each Officer authorized to act in such capacity by the Board, as his, her or its true and lawful attorney-in-fact, in such Member's name, place and stead to execute, acknowledge, swear to, verify, deliver, file and publish, if necessary, all instruments necessary to effect a Drag-along Sale approved pursuant to, and consummated in strict compliance with, this Section 6.6. The power of attorney granted by this Section 6.6.2 shall be deemed coupled with an interest and shall survive the death or disability of such Member or the assignment or transfer of all or any part of the Interests held by such Member until the transferee or assignee shall have executed such instruments as the Board or Officers shall reasonably deem to be necessary to bind such transferee or assignee under the terms of this Agreement, as it may hereafter be amended, and containing the grant of a power of attorney by such transferee or assignee as contained in this Section 6.6.2.

6.7. **Preferred Member Right of First Offer.**

6.7.1. If any Preferred Member holding Preferred Interests (each in his, her or its capacity as such, a "ROFO Transferring Member"), desires to Transfer all or a portion of his, her or its applicable Preferred Interests (the "ROFO Offered Interests"), other than a Transfer to a Permitted Transferee or a Transfer pursuant to Section 6.6 and *provided that* the Board has approved of Transfer in accordance with Section 6.1, then the ROFO Transferring Member shall deliver written notice (a "ROFO Sale Notice") to the Company, which shall then deliver such ROFO Sale Notice on behalf of the ROFO Transferring Member to each other Preferred Member (any such other Preferred Member receiving a ROFO Sale Notice hereunder, a "ROFO Non-Transferring Member") setting forth the number of Preferred Interests that the ROFO Transferring Member proposes to Transfer. The Company shall have no liability to any Members with respect to the delay in delivery or receipt of any notices to be delivered by the Company pursuant to this Section 6.7.1 as long as the Company uses reasonable efforts to provide such notices.

6.7.2. Each ROFO Non-Transferring Member shall have a right, but not an obligation (such right, a "ROFO Right"), to make an all-cash offer to purchase all of the ROFO Offered Interests from the ROFO Transferring Member. To the extent a ROFO Non-Transferring Member desires to exercise its ROFO Right, such ROFO Non-Transferring Member shall, within fifteen (15) days after delivery of the ROFO Sale Notice to the Company, deliver a notice to the ROFO Transferring Member setting forth the price, which shall be payable in all cash or immediately available funds, at which such ROFO Non-Transferring Member desires to purchase the ROFO Offered Interests and any terms and conditions of the purchase (such notice, the "ROFO Election Notice").

6.7.3. If only one ROFO Election Notice is received, the ROFO Transferring Member shall, within fifteen (15) days after receiving such ROFO Election Notice, accept or reject such ROFO Election Notice by delivering a written notice to the ROFO Non-Transferring Member that delivered the ROFO Election Notice. If more than one ROFO Election Notice is received, the ROFO Transferring Member shall select in good faith the ROFO Election Notice offering the highest cash consideration (the "ROFO Prevailing Election Notice") and shall provide a written notice to all ROFO Non-Transferring Members that delivered a ROFO Election Notice setting forth the material terms of the ROFO Prevailing Election Notice (including the amount of consideration offered for the ROFO Offered Interests). Any such ROFO Non-Transferring Member shall have five (5) Business Days from its receipt of the notice setting forth the material terms of the ROFO Prevailing Election Notice (the "ROFO Revised Offer Period") to submit a revised ROFO Election Notice (a "ROFO Revised Election Notice"); provided, that the ROFO Non-Transferring Member that submitted the ROFO Prevailing Election Notice may deliver a conditional ROFO Revised Election Notice that will become effective only if another ROFO Non-Transferring Member delivers a ROFO Revised Election Notice offering higher cash consideration than the ROFO Prevailing Election Notice. At the end of the ROFO Revised Offer Period, the ROFO Transferring Member shall select the ROFO Election Notice or ROFO Revised Election Notice offering the highest cash consideration and such ROFO Election Notice or ROFO Revised Election Notice shall thereafter become the ROFO Prevailing Election Notice. In the event that more than one ROFO Non-Transferring Member delivers a ROFO Election Notice or a ROFO Revised Election Notice offering an amount equal to the highest cash consideration offered in any ROFO Election Notice or ROFO Revised Election Notice, the ROFO Transferring Member shall sell the ROFO Offered Interests to such ROFO Non-Transferring Members pro rata based on the percentage of Preferred Interests that each such ROFO Non-Transferring Members owns. Within fifteen (15) days after the end of the ROFO Revised Offer Period, the ROFO Transferring Member shall accept or reject the ROFO Prevailing Election Notice by delivering a written notice to the ROFO Non-Transferring Member that delivered the ROFO Prevailing Election Notice.

6.7.4. If a ROFO Transferring Member accepts a ROFO Election Notice or a ROFO Revised Election Notice as contemplated in Section 6.7.3, then the ROFO Transferring Member shall negotiate in good faith and use commercially reasonable efforts to (i) enter into customary definitive documentation for the sale of the ROFO Offered Interests (that contains customary representations and warranties, covenants and indemnities) on the terms and conditions set forth in the ROFO Election Notice or the ROFO Revised Election Notice, as applicable, and (ii) consummate the sale of the ROFO Offered Interests as soon as practicable and, in any event, no more than thirty (30) days after having received notice of the acceptance of the offer, which may be extended for a reasonable length of time to secure required governmental approvals.

6.7.5. If (i) no ROFO Non-Transferring Member delivers a ROFO Election Notice, or if the ROFO Transferring Member rejects all ROFO Election Notices or ROFO Revised Election Notices received by the ROFO Transferring Member as contemplated in Section 6.7.3 or if the ROFO Transferring Member is unable to consummate a sale of ROFO Offered Interests within the time period provided for in Section 6.7.4 after making a good faith effort to do so (a "Failed Sale"), then, for a period of one-hundred twenty (120) days from (i) either (A) the date the ROFO Transferring Member sends the ROFO Non-Transferring Members written notice rejecting the ROFO Election Notice or ROFO Revised Election Notice, as applicable, or (B) the occurrence of a Failed Sale, or (ii) if no ROFO Election Notices were received by the date that is the fifteenth (15th) day following the delivery of the ROFO Sale Notice, subject to Section 6.1, the ROFO Transferring Member may Transfer (or enter into a binding obligation to Transfer) the ROFO Offered Interests to a third party for cash consideration greater than the cash consideration set forth in the ROFO Election Notice or ROFO Revised Election Notice with the highest cash consideration (excluding any ROFO Election Notice or ROFO Revised Election Notice with respect to a Failed Sale), provided that the ROFO Transferring Member shall be entitled to consider requirements regarding sufficient liquidity and funding certainty to consummate such sale, or if there is no valid ROFO Election Notice or ROFO Revised Election Notice on such terms as the ROFO Transferring Member may elect. For the avoidance of doubt, if a ROFO Transferring Member does not affect the Transfer (or binding obligation with respect to such Transfer) of the ROFO Offered Interests within such one hundred twenty (120) day period, then any Transfer of Interests by the Members shall again be subject to the provisions of this Section 6.7.

6.8. **Substitution of Members**. The admission of a substitute Member shall not result in the release of the Member who assigned or Transferred the Interests from any liability that such Member may have to the Company.

6.9. **Rights of Legal Representatives**. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage such Member's person or property, the Member's executor, administrator, guardian, conservator or other legal representative may exercise all of the Member's rights hereunder. Upon the occurrence of a Dissolution of a Member that is not a natural person, the powers of that Member may be exercised by its legal representative or successor.

6.10. **No Effect to Transfers in Violation of this Agreement; Specific Performance**. Any purported Transfer of any Interests in violation of this Article 6 shall be null and void, and the purported transferee shall not become either a Member or a holder of an Economic Interest. In addition, each Member agrees that an action at law would not be an adequate remedy for a breach or default by, or threatened breach or default by, such Member of the provisions of this Article 6. As such, each Member agrees that in the event of any such breach or default or threatened breach or default, in addition to all other remedies provided elsewhere in this Agreement or by applicable law, the Company, and the other Members shall be entitled to relief in equity (including a temporary restraining order, temporary or preliminary injunction, and mandatory or prohibitory injunction) to restrain the continuation of such breach or default, the occurrence of such threatened breach or default, or to compel compliance with such provisions of this Agreement without the necessity of any posting of a bond or other undertaking in connection therewith. Any such requirement of a bond or undertaking is hereby waived by each Member and each Member acknowledges that in the absence of such a waiver such a bond or undertaking might be required.

ARTICLE 7
<u>BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS</u>

7.1. **<u>Maintenance of Books and Records</u>**. The books and records of the Company shall be kept, and the financial position and the result of its operations recorded, in accordance with the Company's method of accounting. The books and records shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office all of the following:

7.1.1. A current list of the full name and last known business or residence address of each Member and assignee of a Transfer, together with the Capital Contributions and number of Interests of each Member;

7.1.2. The full name and business address of the Managers of the Company's business;

7.1.3. A copy of the Certificate of Formation, and any and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments to the Certificate of Formation have been executed;

7.1.4. Copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

7.1.5. A copy of this Agreement, and any and all amendments to this Agreement, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments to this Agreement have been executed;

7.1.6. Copies of the financial statements of the Company, if any, for its three (3) most recent Fiscal Years (except as otherwise required by law or unanimously agreed to by the Members); provided, however, that (i) with respect to Fiscal Year 2020, the Company shall be required to provide consolidated financial statements of the Company and its Subsidiaries, reviewed by a certified accounting firm, and (ii) with respect to Fiscal Year 2021 and each Fiscal Year thereafter, the Company shall be required to provide audited consolidated financial statements of the Company and its Subsidiaries;

7.1.7. The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) Fiscal Years (except as otherwise required by law or unanimously agreed to by the Members);

7.1.8. Upon the request of any Information Rights Member for purposes reasonably related to the interest of that Person as a Member, the Company shall deliver to the requesting Member a copy (electronic copies being sufficient) of the information required to be maintained under <u>Sections 7.1.1</u> through <u>7.1.7</u>. The Company shall also provide the Information Rights Members copies (electronic copies being sufficient) of the following information: (i) within one-hundred eighty (180) days after the close of each Fiscal Year, consolidated financial statements of the Company and its Subsidiaries; (ii) within forty-five (45) days after the close of each fiscal quarter beginning with the first fiscal quarter of 2020, quarterly consolidated financial statements of the Company and its Subsidiaries; (iii) projections and budgets as prepared and delivered to the Board or any committee thereof, or otherwise provided to the Board of any committee thereof; and (iv) such other information as may be reasonably requested by such Information Rights Member; *provided*, that the Company may withhold other information to satisfy bona fide confidentiality obligations and maintain applicable legal privileges; and

7.1.9. The Company shall permit any representatives designated by any Information Rights Member, upon reasonable notice and during normal business hours and at such other times as any such holder may reasonably request, to (i) visit and inspect any of the properties of the Company and its subsidiaries, (ii) examine the corporate and financial records of the Company and its subsidiaries, and (iii) discuss the affairs, finances and accounts of any such companies with the managers, officers, key employees and accountants of the Company and its subsidiaries; provided, that the visits, inspections, examinations and discussions do not unreasonably divert employees from day to day operations or cause the Company to incur any expenses except *de minimis* expenses; provided further, that the Company may withhold information during such visits, inspections, examinations and discussions in order to satisfy bona fide confidentiality obligations and maintain applicable legal privileges.

7.2. **Bank Accounts**. The bank accounts of the Company shall be maintained in such banking institutions as the Board shall determine. The Manager and Officers with delegated authority shall have the right to sign checks and make withdrawals from such accounts.

7.3. **Confidentiality**. No Member shall at any time (whether during or after the period such Person is a Member or Manager of the Company) (i) retain or use for the benefit, purposes or account of the Member or Manager or any other Person; or (ii) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations which are at least restrictive as set forth in this Section 7.3), any non-public, proprietary or confidential information (including trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approval) concerning the past, current or future business, activities and operations of the Company or its Affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis ("Confidential Information") without the prior authorization of the Company. Notwithstanding the foregoing, nothing in this Agreement shall preclude any Member from (i) using any Confidential Information in any manner reasonably connected to his or its investment in the Company or the conduct of the Company's business; and (ii) disclosing the Confidential Information in connection with a proposed Transfer in accordance with this Agreement *provided that* the proposed transferee is bound by confidentiality obligations at least as restrictive as those set forth herein. Confidential Information shall not include any information that is (1) generally known to the industry or the public other than as a result of the Member's breach of this covenant or any breach of other confidentiality obligations by third parties; (2) made legitimately available to the Member by a third party without breach of any confidentiality obligation; or (3) required by applicable law or any governmental authority to be disclosed; *provided that* in connection with sub-clause (3), the Member shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment, in each case, to the extent permitted by law.

ARTICLE 8
DISSOLUTION AND LIQUIDATION

8.1. **Dissolution of the Company**. The Company shall be dissolved on the happening of any of the following events, subject to the provisions of Section 8.2 hereof:

8.1.1. The decision of the Board, the Skybound Members and the Preferred Members to dissolve and wind up the affairs of the Company in accordance with Section 5.2.3, Section 5.2.4 and Section 5.2.5; and

8.1.2. Except as otherwise provided in the Agreement, upon the occurrence of any other event causing termination of the Company under the laws of the State of Delaware.

8.2. **Winding Up and Dissolution**.

8.2.1. Upon the Dissolution of the Company, the winding up of the Company's business and the distribution of Company property and assets shall be carried out in as expeditious a manner as is reasonably practicable and consistent with the provisions of this Section 8.2 and applicable law.

8.2.2. The "Liquidator" (as hereafter defined) shall be responsible for taking all actions relating to the winding up and distribution of the assets of the Company. Alpert shall hereinafter be referred to in this Section 8.2 as the "Liquidator." If Alpert is not willing or able to act as the Liquidator, such Member shall not be in default hereunder and another Member shall be the Liquidator. The Liquidator shall collect all sums due and owing to the Company, including sums due in accordance with Section 8.5 hereof, and shall file all certificates or notices of the dissolution of the Company as required by law. Upon the complete liquidation and distribution of Property, the Members shall cease to be Members of the Company, and the Liquidator shall execute, acknowledge and cause to be filed all certificates and notices required by law to terminate the Company. A Member who acts as the Liquidator shall not be entitled to receive any compensation therefor.

8.2.3. The Liquidator shall proceed without any unnecessary delay to sell and otherwise liquidate Property; *provided, however*, that if the Liquidator shall determine in good faith that an immediate sale of part or all of the Property would cause undue loss to the Members, the Liquidator may, in order to avoid such loss, defer the liquidation of the Property for a reasonable time, except for such liquidations as may be necessary to satisfy the debts and liabilities of the Company to Persons and parties other than the Members. The proceeds from the sale and liquidation of Property shall be distributed as provided in Section 8.3 hereof.

8.2.4. Upon the dissolution of the Company, the Liquidator shall cause the accountants of the Company to prepare, within thirty (30) days of such dissolution, and shall immediately furnish to each Member, a statement setting forth the assets and liabilities of the Company as of the date of its dissolution. Promptly following the complete liquidation and distribution of Property, the Company's accountants shall prepare, and the Liquidator shall furnish to each Member, a statement showing the manner in which Property was liquidated and distributed.

8.3. **Distribution of Liquidation Proceeds**. The amounts received by the Liquidator on the sale or other disposition of the Company's assets or the distribution of assets in kind shall be distributed and applied in the following order of priority:

8.3.1. To the costs of sale of Property and the liquidation and dissolution of the Company, including brokerage commissions, escrow costs, accounting and legal fees and other expenses;

8.3.2. To the payment of debts and liabilities of the Company, including loans or other debts and liabilities (other than liabilities for distributions as provided in Article 4) of the Company to Members or former Members;

8.3.3. To the setting up of any Reserves that the Liquidator shall deem reasonably necessary for contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the business of the Company; and

8.3.4. To Preferred Members, to the extent of, and in proportion to, each Member's Preferred Liquidation Preference; and

8.3.5. Next after payment of all amounts to the Preferred Members under Section 8.3.4, to all Members in proportion to their Pro Rata Shares; provided that no Preferred Member will receive, in aggregate under this Section 8.3.5 an amount in excess of such Preferred Member's Preferred Liquidation Preference with respect to the applicable Preferred Interest; provided further that, in the event of a Deemed Liquidation Event, if the amount distributable pursuant to this Section 8.3 with respect to a Preferred Interest upon conversion into a Common Interest would be greater than the amount distributable to a Preferred Interest, then such Preferred Interest shall be deemed to have been converted into Common Interests immediately prior to the Deemed Liquidation Event. For the avoidance of doubt, the amounts payable to the Preferred Members under this Section 8.3.5 on account of their Preferred Interests shall be in addition to any amounts payable to the Preferred Members under Section 8.3.4 on account of their Preferred Interests.

8.4. **Limitation on Liability of Members**. Upon the dissolution of the Company and the distribution of the net proceeds and assets pursuant to Section 8.3 hereof, each Member shall look solely to the Property for the return of its Capital Contributions, and if the Property remaining after the payment or discharge of the debts and liabilities of the Company are insufficient to return the full amount of the Capital Contributions of each Member, the Member shall have no recourse or claim against the Liquidator, or any Member.

8.5. **Liquidating Trust**. Distributions pursuant to this Article 8 may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Property, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Liquidator, arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

8.6. **Waiver of Right to Dissolve**. Each Member expressly waives its right to dissolve the Company or to obtain dissolution in any way except as provided in this Agreement

8.7. **Limitations on Payments Made in Dissolution**. Each Member shall be entitled to look only to the assets of the Company for distributions to be made to such Member upon the dissolution of the Company, and no Member, Manager or officer of the Company shall have any personal liability therefor.

8.8. **Certificate of Cancellation**. Upon completion of the winding up of the Company's affairs, the Company shall file a Certificate of Cancellation of the Certificate of Formation with the Secretary of State. The Company shall also file such withdrawals of qualification to do business and take such other actions in such jurisdictions as the Board determines are necessary or appropriate to terminate the legal existence or qualification of the Company.

ARTICLE 9
PREFERRED PROVISIONS

9.1. **Conversion to Common Interests.**

9.1.1. Subject to the provisions of this Section 9.1, a holder of Preferred Interests may, by giving notice to the Company, convert some or all of its owned Preferred Interests into Common Interests. The number of Common Interests deliverable upon conversion of Preferred Interests shall be equal to the product of (i) the number of Preferred Interests to be converted and (ii) the Conversion Rate (defined below).

9.1.2. The Series A Preferred Interests must convert into Common Interests at the applicable Conversion Rate upon the written consent of the holders of at least two-thirds of the outstanding Series A Preferred Interests. The Series B Preferred Interests must convert into Common Interests at the applicable Conversion Rate upon the written consent of the holders of a majority of the outstanding Series B Preferred Interests. A mandatory conversion pursuant this Section 9.1.2 will be deemed to have been effected immediately prior to the delivery to the Company of such election to convert pursuant to this Section 9.1.2; *provided that* such written consent may provide that the conversion be conditioned upon, and be effective as of, the occurrence of an event specified in such written consent.

9.1.3. All Preferred Interests must convert into Common Interests at the applicable Conversion Rate upon an IPO. A conversion pursuant to this Section 9.1.3 shall be deemed to have been effected immediately prior to the IPO.

9.1.4. Upon a conversion in accordance with this Section 9.1, the Person in whose name or names any Common Interests are issuable upon such conversion shall be deemed to have become the holder of record of the Common Interests represented thereby at such respective time on such date of the conversion, and such conversion shall be into a number of Common Interests equal to the product of (i) the number of Preferred Interests to be converted and (ii) the applicable Conversion Rate. Upon conversion to Common Interests, such Preferred Interests shall no longer be deemed to be outstanding and all rights of a holder with respect to such Preferred Interests shall immediately terminate except the right to receive Common Interests and other amounts payable pursuant to this Section 9.1. Prior to the delivery of any securities that the Company is obligated to deliver upon conversion of Preferred Interests to Common Interests, the Company shall comply with all applicable federal and state laws and regulations which require action by the Company.

9.1.5. The "Conversion Rate" shall mean a rate equal the Series A Original Issue Price divided by the Series A Conversion Price for the Series A Preferred Interests and shall mean a rate equal the Series B Original Issue Price divided by the Series B Conversion Price for the Series B Preferred Interests. The "Series A Conversion Price" shall mean an amount initially equal to the Series A Original Issue Price, *provided that* the Series A Conversion Price is subject to adjustment as set forth in Section 9.2 for the Series A Preferred Interests. The "Series B Conversion Price" shall mean an amount initially equal to the Series B Original Issue Price, *provided that* the Series B Conversion Price is subject to adjustment as set forth in Section 9.2 for the Series B Preferred Interests.

9.2. **Adjustments to Conversion Price for Diluting Issues.**

9.2.1. Adjustments for Subdivisions or Combinations of Common Interests. After the Series B Original Issue Date, if the outstanding number of Common Interests shall be subdivided (by split, dividend or otherwise) into a greater number of Common Interests, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be equitably and proportionately decreased. After Series B Original Issue Date, if the outstanding number of Common Interests shall be combined (by reclassification or otherwise) into a lesser number of Common Interests, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be equitably and proportionately increased.

9.2.2. Adjustments for Reclassification, Exchange and Substitution. If the Common Interests issuable upon conversion of the Preferred Interests shall be changed into the same or a different number of securities, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination provided for in Section 9.2.1 or a Deemed Liquidation Event subject to Section 9.3), then in any such event each holder of Preferred Interests shall thereafter have the right thereafter to convert such Preferred Interests into the kind and amount of interests and other securities and property receivable upon such capital reorganization, reclassification or other transaction by a Member of the number of Common Interests into which such Preferred Member's Preferred Interests could have been converted immediately prior to such recapitalization, reclassification or change.

9.2.3. Adjustments for Dilutive Issuances. After the Series B Original Issue Date, if the Company shall issue or sell any Interests for a consideration per Interest less than the Conversion Price in effect immediately prior to such issuance or sale, then immediately upon such issuance or sale the Conversion Price shall be reduced to a price determined in accordance with the following formula:

$$CP_2 = (D^* (A + B)) \div (E^* (A + C)).$$

For purposes of the foregoing formula, the following definitions shall apply:

"CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of additional Interests;

"A" shall mean the number of shares of Common Interests outstanding immediately prior to such issuance or deemed issuance of additional Interests

"B" shall mean the number of additional Interests that would have been issued if such additional Interests had been issued or deemed issued at a price per interest equal to CP_1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP_1), provided that "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of additional Interests;

"C" shall mean the number of such additional Interests issued in such transaction;

"D" shall mean the Original Issue Price multiplied by the number of Preferred Interests outstanding; and

"E" shall mean the number of shares of Common Interests issuable upon conversion of Preferred Interests outstanding immediately prior to such issue.

9.2.4. Special Exclusions to Dilutive Issuances. For purposes of Section 9.2.3, none of the following issuances shall be considered an issuance or sale of Interests or shall be the basis for an adjustment to the Conversion Price pursuant to Section 9.2:

9.2.4.1. the issuance of Common Interests upon conversion of Preferred Interests;

9.2.4.2. the issuance of Common Interests as a dividend on the Common Interests, or as a result of a subdivision of Common Interests subject to Section 9.2.1 above;

9.2.4.3. the issuance of Common Interests to employees or directors of, or consultants or advisors to, the Company pursuant to a plan, agreement or arrangement approved by the Board (including the vote at a duly convened meeting of the Board), *provided* that the Lead Series A Investor and the Lead Series B Investor must also provide its affirmative approval;

9.2.4.4. the issuance of Common Interests to strategic partners or in connection with other commercial arrangements involving the Company or any Company Subsidiary, on terms and conditions approved by the Board, *provided* that the Lead Series A Investor and the Lead Series B Investor must also provide its affirmative approval;

9.2.4.5. the issuance of Interests as acquisition consideration pursuant to the acquisition of another corporation or Person by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such acquisition is on terms and conditions approved by the Board, *provided* that the Lead Series A Investor and the Lead Series B Investor must also provide its affirmative approval;

9.2.4.6. the issuance of Interests to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; or

9.2.4.7. the issuance of Options or Interests pursuant to the Option Plan, as currently in effect and as may from time to time be amended, not to exceed, in the aggregate, ten percent (10%) of the equity Interests of the Company on a fully diluted basis.

9.2.5. Additional Conversion Provisions. For purposes of Section 9.2.3, the following provision shall also be applicable:

9.2.5.1. In case at any time the Company shall grant any rights to subscribe for, or any rights or options to purchase, Interests, whether or not such rights or options or the right to convert or exchange are immediately exercisable, and the price per Interest for which Interests are issuable upon such exercise, conversion or exchange (determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such rights or options, plus, in the case of any such rights or options which relate to such convertible securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such convertible securities and upon the conversion or exchange thereof, by (ii) the total maximum number of Interests issuable upon the exercise of such rights or options or upon the conversion or exchange of all such convertible securities issuable upon the exercise of such rights or options) shall be less than the Conversion Price in effect immediately prior to the time of the granting of such rights or options, then the total maximum number of Interests issuable upon the exercise of such rights or options or upon conversion or exchange of the total maximum amount of such convertible securities issuable upon the exercise of such rights or options shall (as of the date of granting of such rights or options) be deemed to be outstanding and to have been issued for the price per Interest (calculated as described above), provided that if any such issue or sale of Interests is made upon exercise of any rights or options to purchase Interests for which adjustments of the conversion price have been or are to be made pursuant to other provisions of Section 9.2.3, no further adjustment of the conversion price shall be made by reason of such issue or sale.

9.2.5.2. In case at any time the Company shall issue or sell any convertible securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per Interest for which Interests are issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Company as consideration for the issue or sale of such convertible securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total maximum number of Interests issuable upon the conversion or exchange of all such convertible securities) shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the total maximum number of Interests issuable upon conversion or exchange of such convertible securities shall (as of the date of the issue or sale of such convertible securities) be deemed to be outstanding and to have been issued for such price per Interest (calculated as described above), *provided that* if any such issue or sale of such convertible securities is made upon exercise of any rights to subscribe for or to purchase or any option to purchase any such convertible securities for which adjustments of the conversion price have been or are to be made pursuant to other provisions of Section 9.2.3, no duplicative adjustment of the conversion price shall be made by reason of such issue or sale.

9.2.5.3. In case at any time any Interests or convertible securities or any rights or options to purchase any such Interests, or convertible securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor. In case any Interests or convertible securities or any rights or options to purchase any such Interests or convertible securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board.

9.2.5.4. Upon the expiration of any rights or options, rights to subscribe for, or any rights or options to purchase, Interests or any convertible securities, which shall not have been exercised or converted, the Conversion Price, computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if the only additional Interests issued were the Interests, if any, actually issued upon the exercise or conversion of such rights, options or convertible securities and the consideration received therefor was the consideration actually received by the Company for the issuance of all such rights, options or convertible securities, whether or not exercised or converted, plus the consideration actually received by the Company upon such exercise or conversion.

9.2.6. No Adjustment of Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of additional Interests if the Company receives written notice from the holders of at least two-thirds of the outstanding Series A Preferred Interests agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such additional Interests. No adjustment in the Series B Conversion Price shall be made as the result of the issuance or deemed issuance of additional Interests if the Company receives written notice from the holders of a majority of the outstanding Series B Preferred Interests agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such additional Interests.

9.3. **Deemed Liquidation Event.**

9.3.1. Upon a Deemed Liquidation Event, unless waived by the holders of at least fifty five percent (55%) of Preferred Interests (voting together as a single class on an as-if-converted basis), each holder of a Preferred Interest will receive an amount on account of each Preferred Interest that such Preferred Member would be entitled to receive in accordance with a dissolution effectuated in accordance with Section 8.3.

9.3.2. For the avoidance of doubt, in the event of a Deemed Liquidation Event, if any portion of the consideration payable directly to the Members in respect of their Interests and/or if any portion of the consideration that is payable to the Members is placed into escrow and/or is payable to the Members subject to contingencies, the principal transaction agreement shall provide that (i) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of Common Interests and Preferred Interests in accordance with Section 8.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event, and (ii) any additional consideration which becomes payable to the Members of the Company upon release from escrow, release from a holdback, satisfaction of indemnification contingencies or satisfaction of other contingencies shall be allocated among the holders of Common Interests and Preferred Interests in accordance with Section 8.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

9.3.3. **Registration Rights**. In the event the Company offers any Member a right to register Interests, Interest equivalents or any other securities issued by the Company under the Securities Act, as amended, including customary demand or piggyback registration rights, the Company shall afford each holder of Preferred Interests the same rights on terms no less favorable than those offered to other Members.

9.3.4. **Voting**. Each Preferred Member may vote on matters presented to the Members of the Company in accordance with this Agreement. Each Preferred Member has the right to a number of votes on account of such Preferred Member's Preferred Interests equal to the number of Common Interests issuable upon conversion of such Preferred Member's Preferred Interests.

ARTICLE 10
MISCELLANEOUS PROVISIONS

10.1. **Amendments; Waivers**. Subject to Section 5.2.4.1, Section 5.2.5, and Section 5.3, this Agreement shall be amended, and provisions hereof shall be waived, only with the affirmative vote or the written consent of (i) the holders of a majority of the then-outstanding Common Interests, and (ii) the holders of a majority of the then-outstanding Preferred Interests (voting together as a single class on an as-if-converted basis). Notwithstanding the foregoing:

10.1.1. If any amendment or waiver materially and disproportionately affects the economic interest of a Series A Preferred Member relative to other Series A Preferred Members such amendment or waiver shall require the written consent of such Series A Preferred Member;

10.1.2. If any amendment or waiver materially and disproportionately affects the economic interest of a Series B Preferred Member relative to other Series B Preferred Members such amendment or waiver shall require the written consent of such Series B Preferred Member; and

10.1.3. If any amendment or waiver materially and disproportionately affects the economic interest of an Incentive Plan Member such amendment or waiver shall require the written consent of such Incentive Plan Member.

10.2. **Successors and Assigns**. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Members and the Company and their respective successors and assigns.

10.3. **Severability**. In the event any provision or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such provision or sentence shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

10.4. **Notices**. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if personally delivered, sent by reputable overnight courier service, or deposited in the United States mail, registered or certified, postage prepaid, addressed to the parties' addresses set forth below. Notices given in the manner provided for in this Section 10.4 shall be deemed effective on the third day following deposit in the mail or on the day of transmission or delivery if given by personal delivery, overnight courier service or electronic transmission. Notices must be addressed to the parties hereto at the addresses set forth on Exhibit A, unless the same shall have been changed by notice in accordance herewith.

10.5. **Construction**. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the Members.

10.6. **Section Headings**. The captions of the Articles or Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

10.7. **Governing Law**. This Agreement shall be construed according to the laws of the State of Delaware, without reference to its principles of conflict of laws.

10.8. **Further Assurances**. Each Member, upon the request of another Member, agrees to perform all further acts and execute, acknowledge and deliver all documents which may be reasonably necessary, appropriate or desirable to carry out the provisions and intent of this Agreement.

10.9. **Pronouns and Plurals; Statutory References**. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. Any reference to the Code, the Regulations, the Act, or other statutes or laws, will include all amendments, modifications or replacements of the specific sections and provisions concerned.

10.10. **Time of the Essence**. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement.

10.11. **Third Party Beneficiaries**. Except as expressly set forth herein, there are no third party beneficiaries of this Agreement.

10.12. **Partitions**. The Members agree that the Property that the Company may own or have an interest in is not suitable for partition. Each of the Members hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any Property in which the Company may at any time have an interest.

10.13. **Entire Agreement**. This Agreement and the Certificate of Formation constitute the entire agreement of the Members with respect to, and supersedes all prior written and oral agreements, understandings and negotiations with respect to, the subject matter hereof.

10.14. **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

10.15. **Attorneys' Fees**. In the event of any litigation, arbitration or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute.

10.16. **Counterparts**. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

10.17. **Spousal Issues**. The parties acknowledge that, upon the marriage of any Member who is an individual, Interests standing in the name of such Member may, in whole or in part, constitute community property of such Member and his spouse. Accordingly, such community property interest in such Interests may be subject to a right of testamentary disposition by such spouse upon his death and a right of division of marital property upon dissolution of their marriage. The parties agree that Interests acquired by any Person (including any Member) pursuant to any testate or intestate transfer or other Transfer by the spouse of a Member or pursuant to a division of marital property upon the dissolution of marriage of a Member and his spouse, shall be subject to all of the provisions of this Agreement, including, without limitation, the provisions hereof limiting a Member's ability to Transfer Interests owned by such Member. Upon the marriage of any Member, such Member promptly shall deliver to the Company a consent to the terms and conditions of this Agreement substantially in the form of Exhibit B attached hereto, duly completed and executed by such spouse.

10.18. **Corporation Intended Solely for Tax Purposes**. The Members have formed the Company as a Delaware limited liability company under the Act, and do not intend to form a general or limited partnership under Delaware or any other state law. Furthermore, as of the Effective Date, the Members do not intend for the Company to be classified and treated as a partnership for federal and state income taxation purposes and the instead intend for the Company to be classified and treated as a corporation for federal and state income taxation purposes. Each Member and each holder of an Economic Interest agrees to act consistently with the foregoing provisions of this Section 10.18 for all purposes, including, without limitation, for purposes of reporting the transactions contemplated herein to the Internal Revenue Service and all state and local taxing authorities.

10.19. **Interpretation**. In the event any claim is made by any Member relating to any conflict, omission, or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or its counsel. The use of the word "including" in this Agreement shall mean "including without limitation".

10.20. **Reliance on Authority of Person Signing Agreement**. If a Member is not a natural Person, neither the Company nor any Member will (i) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual or (ii) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

10.21. **Warranties and Representations**. Each Member separately represents and warrants that such Member is not a party to any pending or threatened suit, action, or legal, administrative, arbitration, or other proceeding that might materially and adversely affect the business of the Company or the transactions contemplated by this Agreement, nor does such Member know of any facts that are likely with the passage of time to give rise to such a suit, action, or proceeding. Each Member separately represents and warrants that such Member is not a party to any agreement, understanding, commitment, or other obligation that prohibits or restricts such Member's performance under this Agreement.

10.22. **Delivery by PDF Attachment or Electronic Signature**. This Agreement and any amendments hereto, to the extent signed and delivered by means of a PDF attachment, DocuSign electronic signature or other electronic transmission shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of a PDF attachment, DocuSign electronic signature or other electronic transmission to deliver a signature or the fact that any signature was transmitted or communicated through such use as a defense to the formation of a contract, and each such party forever waives any such defense.

10.23. **Submission to Arbitration**. In the event of any dispute, claim or controversy among the parties hereto arising out of or relating to this Agreement or Certificate of Formation, whether in contract, tort, equity or otherwise, and whether relating to the meaning, interpretation, effect, validity, performance or enforcement of this Agreement or the Certificate of Formation, such dispute, claim or controversy shall be resolved by and through an arbitration proceeding to be conducted under the auspices and the comprehensive arbitration rules and procedures of the JAMS (or any like organization successor thereto) in Los Angeles, California. The arbitrability of the dispute, claim or controversy shall likewise be determined in the arbitration. The arbitration proceeding shall be conducted in as expedited a manner as is then permitted by the comprehensive arbitration rules and procedures of the JAMS. Both the foregoing agreement of the parties to arbitrate any and all such disputes, claims and controversies, and the results, determinations, findings, judgments, orders and/or awards rendered through any such arbitration shall be final and binding on the parties and may be specifically enforced by legal proceedings in any court of competent jurisdiction. The arbitrator(s) shall follow any applicable federal law and Delaware state law (with respect to all matters of substantive law) in rendering an award. The cost of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award, as applicable (including each party's attorneys' fees and costs), shall be borne by the unsuccessful party or, at the discretion of the arbitrator(s), may be prorated between the parties in such proportion as the arbitrator(s) determine(s) to be equitable and shall be awarded as part of the arbitrator's(s') award.

10.24. **Equitable Remedies**. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

10.25. **Bad Actor Provisions**.

10.25.1. Each Person with the right to designate or participate in the designation of a Manager pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any Manager designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Manager designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Preferred Member makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Preferred Member solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Preferred Member are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

10.25.2. The Company hereby represents and warrants to the Preferred Member that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

10.25.3. Each Person with the right to designate or participate in the designation of a Manager pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any Manager designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any Manager designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 5.2, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable

10.26. **Right to Convert to Corporate Form**. Notwithstanding anything to the contrary set forth herein, by the affirmative vote or written consent of (a) at least two-thirds of the Members and (b) holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis), the Members may, at any time by not less than ten (10) days prior written notice given to all Members, cause the Company to convert to one or more corporations, by such means (including, without limitation, merger or consolidation or other business combination; transfer of all or a part of the Company's assets; and/or transfer of the Members' respective Interests) as the Members by affirmative vote of (a) at least two-thirds of the Members and (b) holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) may reasonably select. Upon such conversion:

10.26.1. The Interests of each Member must be exchanged for, or otherwise converted into, shares of capital stock of such corporation or corporations representing an equity interest therein equivalent to such Member's equity interest in the Company (including having materially the same liquidation preferences, conversion rights, preferred return rights, and voting rights).

10.26.2. The stockholders of such corporation or corporations, and such corporation or corporations, must enter into a stockholders agreement incorporating the material terms of this Agreement.

10.26.3. Each Person that is now or hereafter becomes a Member of the Company by execution of this Agreement, an amendment hereto, or an instrument acknowledging that such Person is bound hereby, irrevocably constitutes and appoints any Person designated by the Board for the purposes contemplated in this Section 10.26 (the "Authorized Agent") to act on such Person's behalf for the purposes of this Section 10.26 and appoints the Authorized Agent to be such Person's true and lawful agent and attorney-in-fact with full power and authority in such Person's name, place, and stead to execute, acknowledge, deliver, swear to, file, and record at the appropriate public offices all agreements, instruments, and other documents (including the organizational documents of the corporation or corporations into which the Company may be converted as contemplated by this Section 10.26, the agreements among the stockholders of such corporation or corporations, and/or such corporation or corporations referred to in this Section 10.26 and instruments of assignment and transfer assigning the assets of the Company or the Members' respective Interests in the Company, as the case may be, to such corporation or corporations in order to effectuate such conversion as contemplated by this Section 10.26 as are necessary or appropriate, in the reasonable opinion of the Authorized Agent, to implement and effectuate the provisions of this Section 10.26, which power of attorney is agreed and acknowledged to be irrevocable and coupled with an interest and survives any death, retirement, resignation, withdrawal, expulsion, removal, bankruptcy, dissolution, or adjudication of incompetence or insanity of any Member until such time as the provisions of this Section 10.26 have been implemented and effectuated to the reasonable satisfaction of the Authorized Agent or the Board.

(Signature Pages Follow)

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

THE PEANUT & POOKIE FAMILY TRUST UNDER TRUST AGREEMENT DATED MAY 30, 2012

DocuSigned by:

0E8B62E0FF2F48A

DAVID ALPERT as Trustee of The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012

[*Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement*]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

THE KIRKMAN FAMILY 2014 TRUST UNDER TRUST AGREEMENT DATED OCTOBER 27, 2014

DocuSigned by:

B4C2CAEA40A046F

ROBERT KIRKMAN as Trustee of The Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014

[*Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement*]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

JON GOLDMAN

DocuSigned by:
E2039D40428646D...

Jon Goldman, an individual

[*Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement*]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

COM2US CORPORATION

송 재 준

Name: Jae Jun Song
Title: Chief Executive Officer

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

THIRD WAVE DIGITAL C VENTURES SPV I, LLC

Allen DeBevoise

Name: Allen DeBevoise
Title: Managing Partner

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

NEPTUNE PLUS LIMITED

Name: Cheng Yin Pan
Title: Authorised signatory

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

SATURN STRATEGIC LIMITED

Name: Cheng Yin Pan
Title: Authorised signatory

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

STARGAZER LIMITED

DocuSigned by:

E4A592775F68449...

Name: Abdullah Al Sayer
Title:

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

SKYDANCE MEDIA, LLC

____

Name: Stephanie McKinnon

Title: General Counsel

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

KNOLLWOOD INVESTMENT FUND LLC

DocuSigned by:

C3F8D2F47966480

Name: Kevin D. Irwin Jr.

Title: President of Managing Member

[*Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement*]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

BOOST VC FUND 4, LP

By: [Boost VC Fund 4 Partners LLC

Its: General Partner

____

Name: Adam Draper

Title: Managing Director

[*Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement*]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

GHOST ANGEL LLC

Name: Adam Draper
Title: Managing Member

[Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement]

EXHIBIT A

(As of June 4, 2021 after the redemption of certain Skybound Member Common Interests)

Member	Class of Interests	Interests
The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012 David Alpert & Mia Alpert, Trustees 8931 Ellis Avenue 1st Floor, South Tower Culver City, California 90034 Email: DA@skybound.com	Common Interests	39,311
The Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014 Robert Kirkman & Sonia Kirkman, Trustees 8931 Ellis Avenue 3rd Floor, North Tower Culver City, California 90034	Common Interests	39,311
Jon Goldman 5566 W. Washington Blvd. Los Angeles, CA 90016 Email: jg@skybound.com	Common Interests	39,311
Com2uS Corporation A-dong BYC Highcity B/D 131 Gasan-Digital 1-ro Geumcheon-gu Seoul, Republic of Korea, 08506 INVEST@com2us.com	Series A Preferred Interests	4,800
Com2uS Corporation A-dong BYC Highcity B/D 131 Gasan-Digital 1-ro Geumcheon-gu Seoul, Republic of Korea, 08506 INVEST@com2us.com	Series B Preferred Interests	718
Third Wave Digital C Ventures SPV I, LLC P.O. Box 692200 Los Angeles, CA 90069	Series A Preferred Interests	960
Neptune Plus Limited Ritter House, Wickhams Cay II PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands	Series A Preferred Interests	960
Saturn Strategic Limited Ritter House, Wickhams Cay II PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands	Series A Preferred Interests	360
Stargazer Limited Century Yard, Cricket Square, PO Box 1111 Grand Cayman KY1-1102, Cayman Islands abdullah@astrolabeholding.com	Series A Preferred Interests	480
Skydance Media, LLC 1161 Lincoln Blvd 4th Floor Santa Monica, CA 90403	Series A Preferred Interests	960
Skydance Media, LLC 1161 Lincoln Blvd 4th Floor Santa Monica, CA 90403	Series B Preferred Interests	64
Knollwood Investment Fund LLC 217 International Circle Hunt Valley, MD 21030 privateequity@kwiadvisory.com	Series A Preferred Interests	2,640
Knollwood Investment Fund LLC 217 International Circle Hunt Valley, MD 21030 privateequity@kwiadvisory.com	Series B Preferred Interests	4,792
Ghost Angel LLC 55 E 3rd Avenue San Mateo, CA 94401	Series B Preferred Interests	1,917

Boost VC Fund 4, LP 55 E 3rd Avenue San Mateo, CA 94401	Series B Preferred Interests	239
Hiro Capital SCSp I [Address]	Series B Preferred Interests	958
Reserved for Issuance Under the Option Plan	Incentive Plan Interests	13,816

EXHIBIT B

CONSENT OF SPOUSES

I acknowledge that I have read the foregoing Limited Liability Company Operating Agreement of Mr. Mango LLC, a Delaware limited liability company (the "Company"), that I know its contents, that I consent thereto and agree to be bound by its terms, and that I have had the opportunity to consult my own counsel with respect to the Agreement. I am aware that by its provisions, among other things, my spouse agrees that transfer of his interests in the Company, including my community property interest therein (if any), is restricted in certain ways. I hereby consent to such restrictions, approve of the provisions of the Agreement, and agree that if I predecease my spouse, the successors of my community property interest (if any) in such Interests shall hold such Interests subject to the provisions of the Agreement.

Dated: ______________________________ ______________________________

EXHIBIT C

MR. MANGO LLC 2019 EQUITY INCENTIVE PLAN

Exhibit 2.2

FIRST AMENDMENT TO THE
SIXTH AMENDED AND RESTATED OPERATING AGREEMENT

THIS FIRST AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement (this "Amendment") is made effective as of October 6, 2021, by and between Mr. Mango LLC, a Delaware limited liability company (the "Company") and the Members set forth on Exhibit A of the Agreement (as defined below). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, which is attached hereto as Exhibit A (the "Agreement");

WHEREAS, in connection with the purchase of Series B Preferred Interests by Hiro Capital SCSp I ("Hiro"), Hiro desires to become a party to the Agreement, and the parties desire to amend the Agreement as set forth herein pursuant to Section 10.1 of the Agreement; and

NOW THEREFORE, in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings ascribed to them in the Agreement.

2. Section 1.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

"**Affiliate**" means, when used with reference to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any trust established for the sole benefit of the Person or any spouse, child or grandchild of the Person and under which the Person is a trustee, and (iii) for the purposes of Section 6.1(i), any Person advised by the same investment adviser (or an Affiliate thereof) or managed by the same investment manager (or an Affiliate thereof), as applicable, as such Person; provided such Person is an alternative investment fund or collective investment undertaking.

3. Section 1.56 of the Agreement is hereby amended by adding the following to the last sentence of Section 1.56:

"**Series B Liquidation Preference**" means, an amount equal to $2,086.58.

4. Section 5.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

Management. Except as otherwise expressly set forth herein, the management and control of the Company and its business shall initially be vested in the Board, who shall have all of the rights, powers and authority generally conferred under the Act or other applicable law, on behalf and in the name of the Company, to carry out any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall make major decisions for the Company and shall be able to carry out and execute any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall consist of six (6) managers (each a "Manager"), subject to Section 5.2.5.4. Each Skybound Member shall appoint one Manager to the Board (each, a "Skybound Manager"). The Skybound Members shall appoint one (1) additional Manager to the Board, who shall not be considered a Skybound Manager for purposes of this Agreement (the "Skybound Appointed Manager"). For so long as the Lead Series A Investor owns at least one-third of the Series A Preferred Interests that the Lead Series A Investor initially purchased in the Company (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Lead Series A Investor shall appoint one (1) Manager to the Board (the "Lead Series A Investor Manager"). If the Lead Series A Investor loses its right to appoint the Lead Series A Investor Manager, the Members by a majority vote shall have the right to appoint one (1) Manager, but such Manager will not have any of the rights specifically applicable to the Lead Series A Investor Manager. Notwithstanding anything to the contrary, the Lead Series A Investor's right to appoint the Lead Series A Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. The Lead Series B Investor shall have the right to appoint one (1) Manager to the Board (the "Lead Series B Investor Manager" and, together with the Lead Series A Investor Manager, the Skybound Managers and the Skybound Appointed Manager, the "Appointed Managers"). If the Lead Series B Investor does not invest at least 50% of its pro rata allocation in subsequent financing rounds, then the Company shall have the option to replace the Lead Series B Manager originally appointed by the Lead Series B Investor with the Lead Series B Investor's consent, with such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary, the Lead Series B Investor's right to appoint the Lead Series B Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. Upon an IPO, the Lead Series B Investor shall automatically lose its right to designate the Lead Series B Investor Manager. The Lead Series B Investor Manager shall have the right to serve on each committee of the Board. Notwithstanding anything to the contrary in the foregoing, if, on or before January 28, 2022, Hiro Capital SCSp I ("Hiro") purchases at least 3,834 Series B Preferred Interests in the aggregate pursuant to that certain Series B Preferred Membership Interest Purchase Agreement, dated June 4, 2021, by and among the Company and the purchasers set forth on Schedule I thereto, (as may be amended or supplemented from time to time, the "Purchase Agreement"), the size of the Board shall be automatically expanded to consist of seven (7) managers, and Hiro will automatically, with no further action by Hiro or any other Member or Manager, have the right (the "Hiro Board Right") to appoint one (1) Manager to the Board (the "Hiro Manager"). If Hiro does not purchase at least 3,834 Series B Preferred Interests in the aggregate pursuant to that certain Purchase Agreement on or before January 28, 2022, then Hiro will not have any right to appoint a Manager to the Board. If Hiro does not invest at least 50% of its pro rata allocation in subsequent financing rounds, then the Company shall have the option to replace the Hiro Manager originally appointed by Hiro with Hiro's consent, with such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in the foregoing, Hiro's right to appoint the Hiro Manager is not transferable to any other Person other than an Affiliate in connection with a transfer of all or substantially all of Hiro's Series B Preferred Interests. Upon an IPO, Hiro shall automatically lose its right to designate the Hiro Manager. The Hiro Manager shall have the right to serve on each committee of the Board. Notwithstanding anything to the contrary in this Agreement, any amendment or modification of this Section 5.2, specifically with respect to the Hiro Board Right only, shall require the written consent of Hiro. The Managers shall initially be Alpert, Kirkman, Goldman, Kevin D. Irwin, Jr. and Byung Joon Song, who shall manage, operate and run the Company, and shall have voting rights with respect to certain other matters as provided for in this Agreement and the Act. The Board will render such services as are reasonably required on an as needed basis in furtherance of the Company's business for no additional consideration. Except as otherwise provided in this Agreement, a decision or action of the Board shall require an affirmative majority vote of the Managers or a written consent signed by the majority of the Managers.

5. The first paragraph of Section 5.2.5 is hereby deleted in its entirety and replaced with the following:

Special Preferred Member Approval. Notwithstanding anything to the contrary herein, so long as at least 6,914 of the Preferred Interests that were issued as of the end date of the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) ("Special Preferred Member Approval").

6. The first paragraph of Section 5.3 is hereby deleted in its entirety and replaced with the following:

Special Series B Preferred Member Approval. Notwithstanding anything to the contrary herein, so long as at least 3,194 of the Series B Preferred Interests issued during the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of a majority of the outstanding Series B Preferred Interests ("Special Series B Preferred Member Approval").

7. Section 6.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

Transfer or Assignment of Member's Interests. Notwithstanding anything to the contrary contained herein, no Member shall, directly or indirectly, transfer, assign, convey, sell, encumber or in any way alienate, voluntarily or involuntarily (each, a "Transfer"), all or any part of its Interests except if the Transfer is expressly permitted by this Article 6 and except in accordance with this Agreement and all applicable state and federal securities laws, and any attempted Transfer consummated in violation of this Article 6, any other applicable provision of this Agreement or applicable state and federal securities laws shall be void ab initio. Subject to the foregoing, after the consummation of any Transfer of any Interests, the Interests so transferred shall continue to be subject to the terms and provisions of this Agreement and any further Transfer shall be required to comply with all of the terms and provisions of this Agreement. In accordance with this Agreement, a Member may consummate the following types of Transfers: (i) Transfers to any Permitted Transferee; *provided that* at the time of any Transfer to such Permitted Transferee, the transferor Member and such Permitted Transferee irrevocably agree for the benefit of the other parties to this Agreement to re-Transfer the subject Interests back to such transferor Member prior to such Permitted Transferee ceasing to be an Affiliate of such transferor Member; (ii) Transfers with the consent of the Board; *provided that* the transferring Member also complies with Section 6.2, Section 6.5 and Section 6.7 (as applicable); (iii) Transfers pursuant to Section 6.3; and/or (iv) Transfers pursuant to Section 6.6; *provided that*, in each case, except for Transfers pursuant to Section 6.6, no Member may Transfer all or any part of such Member's Interests to a competitor. No Affiliate of a Skybound Member will be deemed a competitor of the Company. No Affiliate of Hiro will be deemed a competitor of the Company. Notwithstanding anything to the contrary contained herein, a Lead Series A Investor Change of Control or a Lead Series B Investor Change of Control shall not constitute a Transfer.

8. Section 8.3 of the Agreement is hereby amended by adding the following sentence at the end of Section 8.3.5:

For the avoidance of doubt, this Section 8.3 is intended to reflect a distribution of liquidation proceeds that follows a participating preferred structure capped at two times the Series A Liquidation Preference or Series B Liquidation Preference, as applicable.

9. Article 10 of the Agreement is hereby amended by adding the following as Section 10.27:

Compliance with CFIUS. Notwithstanding anything to the contrary contained in this Agreement, the Company shall take such action as it reasonably determines to be necessary or advisable to comply with the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "DPA") or CFIUS laws, rules, regulations, directives or special measures, including the actions contemplated by this Agreement.

10. Section 10.18 of the Agreement is hereby deleted in its entirety and replaced with the following:

Corporation Intended Solely for Tax Purposes. The Members have formed the Company as a Delaware limited liability company under the Act, and do not intend to form a general or limited partnership under Delaware or any other state law. Furthermore, as of the Effective Date, the Members do not intend for the Company to be classified and treated as a partnership for federal and state income taxation purposes and instead intend for the Company to be classified and treated as a corporation for federal and state income taxation purposes. The Company (and any successor thereto) (a) shall not be liquidated or merged in a transaction in which owners of equity of the Company (or any successor thereto) receive equity in an entity that is not a corporation and (b) shall take no action that would cause the Company to be taxed, for U.S. federal income tax purposes, as anything other than a C corporation, in each case without the prior written consent of Hiro. Each Member and each holder of an Economic Interest agrees to act consistently with the foregoing provisions of this Section 10.18 for all purposes, including, without limitation, for purposes of reporting the transactions contemplated herein to the Internal Revenue Service and all state and local taxing authorities.

11. Except as expressly set forth in this Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Amendment, the terms of this Amendment shall control.

12. This Amendment shall form a part of the Agreement for all purposes, and each party hereto shall be bound hereby. From and after the execution of this Amendment by the parties, any reference to the Agreement shall be deemed a reference to the Agreement and this Amendment.

13. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of a facsimile or other electronic transmission of this Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Amendment to be executed on the date first written above by its duly authorized Representative.

MR. MANGO LLC

DS
KC

By: DocuSigned by: 0E8B62E0FE2F48A...
Name: David Alpert
Title: CEO and Secretary

KNOLLWOOD INVESTMENT FUND LLC

By: DocuSigned by: C3F8D2F47966480...
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

HIRO CAPITAL I SCSP

Hiro Capital I GP S.à r.l. in its capacity as general partner of Hiro Capital I SCSp

By: DocuSigned by: 5134CBFACB3D4D7...
Name: Luke Alvarez
Title: Manager

By: DocuSigned by: Rinaldi 61A21CBAFC364D8...
Name: Pierfrancesco Rinaldi
Title: Manager

COM2US CORPORATION

By: 송 재 준
Name: Jae Jun Song
Title: Chief Executive Officer

[*Signature Page to Amendment to the Sixth A&R Operating Agreement*]

EXHIBIT A

Sixth Amended and Restated Operating Agreement

See Attached.

Exhibit 2.3

SECOND AMENDMENT TO THE
SIXTH AMENDED AND RESTATED OPERATING AGREEMENT

THIS SECOND AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Second Amendment"), is made effective as of January [●], 2022, by and between Mr. Mango LLC, a Delaware limited liability company (the "Company") and the Members set forth on Exhibit A of the Agreement (as defined below). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, which is attached hereto as Exhibit A (as so amended, the "Agreement");

WHEREAS, in connection with the purchase of additional Series B Preferred Interests by Hiro Capital SCSp I ("Hiro") on the date hereof, the parties desire to amend the Agreement as set forth herein pursuant to Section 10.1 of the Agreement; and

NOW THEREFORE, in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings ascribed to them in the Agreement.

2. Section 5.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

Management. Except as otherwise expressly set forth herein, the management and control of the Company and its business shall initially be vested in the Board, who shall have all of the rights, powers and authority generally conferred under the Act or other applicable law, on behalf and in the name of the Company, to carry out any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall make major decisions for the Company and shall be able to carry out and execute any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall consist of seven (7) managers (each a "Manager"), subject to Section 5.2.5.4 and this Section 5.2. Each Skybound Member shall appoint one Manager to the Board (each, a "Skybound Manager"). The Skybound Members shall appoint one (1) additional Manager to the Board, who shall not be considered a Skybound Manager for purposes of this Agreement (the "Skybound Appointed Manager"). For so long as the Lead Series A Investor owns at least one-third of the Series A Preferred Interests that the Lead Series A Investor initially purchased in the Company (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Lead Series A Investor shall appoint one (1) Manager to the Board (the "Lead Series A Investor Manager"). If the Lead Series A Investor loses its right to appoint the Lead Series A Investor Manager, the Members by a majority vote shall have the right to appoint one (1) Manager, but such Manager will not have any of the rights specifically applicable to the Lead Series A Investor Manager. Notwithstanding anything to the contrary, the Lead Series A Investor's right to appoint the Lead Series A Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. The Lead Series B Investor shall have the right to appoint one (1) Manager to the Board (the "Lead Series B Investor Manager" and, together with the Lead Series A Investor Manager, the Skybound Managers and the Skybound Appointed Manager, the "Appointed Managers"). If the Lead Series B Investor does not invest at least 50% of its pro rata allocation in subsequent financing rounds, then the Company shall have the option to replace the Lead Series B Manager originally appointed by the Lead Series B Investor with the Lead Series B Investor's consent, with such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary, the Lead Series B Investor's right to appoint the Lead Series B Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. Upon an IPO, the Lead Series B Investor shall automatically lose its right to designate the Lead Series B Investor Manager. The Lead Series B Investor Manager shall have the right to serve on each committee of the Board. Hiro Capital SCSp I ("Hiro") shall have the right (the "Hiro Board Right") to appoint one (1) Manager to the Board (the "Hiro Manager"). If Hiro does not invest at least 50% of its pro rata allocation in subsequent financing rounds, then the Company shall have the option to replace the Hiro Manager originally appointed by Hiro with Hiro's consent, with such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in the foregoing, Hiro's right to appoint the Hiro Manager is not transferable to any other

Person other than an Affiliate in connection with a transfer of all or substantially all of Hiro's Series B Preferred Interests. Upon the earlier of an IPO or the third anniversary of the date hereof, Hiro shall automatically lose its right to designate the Hiro Manager. The Hiro Manager shall have the right to serve on each committee of the Board. Notwithstanding anything to the contrary in this Agreement, any amendment or modification of this Section 5.2, specifically with respect to the Hiro Board Right only, shall require the written consent of Hiro. As of the date hereof, the Managers shall be Alpert, Kirkman, Goldman, Kevin D. Irwin, Jr., Byung Joon Song, Ian Livingstone and [●], who shall manage, operate and run the Company, and shall have voting rights with respect to certain other matters as provided for in this Agreement and the Act. The Board will render such services as are reasonably required on an as needed basis in furtherance of the Company's business for no additional consideration. Except as otherwise provided in this Agreement, a decision or action of the Board shall require an affirmative majority vote of the Managers or a written consent signed by the majority of the Managers.

3. Except as expressly set forth in this Second Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Second Amendment, the terms of this Second Amendment shall control.

4. This Second Amendment shall form a part of the Agreement for all purposes, and each party hereto shall be bound hereby. From and after the execution of this Second Amendment by the parties, any reference to the Agreement shall be deemed a reference to the Agreement and this Second Amendment.

5. This Second Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of a facsimile or other electronic transmission of this Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Amendment to be executed on the date first written above by its duly authorized Representative.

MR. MANGO LLC

DS

By: DocuSigned by: ______________________
0E8B62E0FE2E48A

Name: David Alpert

Title: CEO and Secretary

KNOLLWOOD INVESTMENT FUND LLC

By: DocuSigned by: ______________________
C3F8D2F47966480

Name: Kevin D. Irwin, Jr.

Title: President of Managing Member

HIRO CAPITAL SCSP I

By: Hiro Capital I GP S.à r.l. in its capacity as general partner of Hiro Capital I SCSp

By: DocuSigned by: ______________________
5134CBFACB3D4D7

Name: Luke Alvarez

Title: Manager

By: DocuSigned by: ______________________
61A21CBAFC364D8

Name: Pierfrancesco Rinaldi

Title: Manager

COM2US CORPORATION

By: ______________________

Name: Jae Jun Song

Title: Chief Executive Officer

[*Signature Page to Amendment to the Sixth A&R Operating Agreement*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Amendment to be executed on the date first written above by its duly authorized Representative.

The Kirkman Family 2015 Trust Under Agreement Dated October 27, 2014

DocuSigned by:

B4C2CAEA40A046F...

By: Robert Kirkman, as Trustee of the Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014

The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2013

DocuSigned by:

0E8B62E0FE2E48A...

By: David Alpert as Trustee of The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012

DocuSigned by:

E2039D40428646D...

JON GOLDMAN

EXHIBIT A

Sixth Amended and Restated Operating Agreement, as amended

See Attached.

Exhibit 2.4

**THIRD AMENDMENT TO THE
SIXTH AMENDED AND RESTATED OPERATING AGREEMENT**

THIS THIRD AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Third Amendment"), is made effective as of October 24, 2022, by and between Mr. Mango LLC, a Delaware limited liability company (the "Company") and the Members set forth on Exhibit A of the Agreement (as defined below). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, and that Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, attached hereto as Exhibit A (as so amended, the "Agreement"); and

WHEREAS, in connection with the forward split of the Company's Interests at a ratio of 7.18732 Interests for every 1 Interest currently outstanding (the "Split"), the parties desire to amend the Agreement as set forth herein pursuant to Section 10.1 of the Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings ascribed to them in the Agreement.

2. Section 1.56 of this Agreement is hereby deleted in its entirety and replaced with the following:

"Series A Liquidation Preference" means an amount equal to $289.86[1]. **"Series B Liquidation Preference"** means an amount equal to $290.31[2].

3. Section 1.57 of this Agreement is hereby deleted in its entirety and replaced with the following:

"Series A Original Issue Price" means $289.86[3].

---

[1] $2,0833.33 pre-split / 7.18732 = $289.86 post-split.
[2] $2,086.58 pre-split / 7.18732 = $290.31 post-split.
[3] $2,0833.33 pre-split / 7.18732 = $289.86 post-split.

4. Section 1.61 of this Agreement is hereby deleted in its entirety and replaced with the following:

"Series B Original Issue Price" means $290.31[4].

5. The first paragraph of Section 5.2.5 is hereby deleted in its entirety and replaced with the following:

Special Preferred Member Approval. Notwithstanding anything to the contrary herein, so long as at least 49,693[5] of the Preferred Interests that were issued as of the end date of the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) ("Special Preferred Member Approval").

6. The first paragraph of Section 5.3 is hereby deleted in its entirety and replaced with the following:

Special Series B Preferred Member Approval. Notwithstanding anything to the contrary herein, so long as at least 22,956[6] of the Series B Preferred Interests issued during the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of a majority of the outstanding Series B Preferred Interests ("Special Series B Preferred Member Approval").

7. Except as expressly set forth in this Third Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Third Amendment, the terms of this Third Amendment shall control.

8. This Third Amendment shall form a part of the Agreement for all purposes, and each party hereto shall be bound hereby. From and after the execution of this Third Amendment by the parties, any reference to the Agreement shall be deemed a reference to the Agreement and this Third Amendment.

9. This Third Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

---

[4] $2,086.58 pre-split / 7.18732 = $290.31 post-split.

[5] 6,914 Preferred Interests pre-split * 7.18732 = ~49,693 Preferred Interests post-split

[6] 3,194 Series B Interests pre-split * 7.18732 = ~22,956 Series B Interests post-split

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Amendment to be executed on the date first written above by its duly authorized Representative.

MR. MANGO LLC

By: */s/ David Alpert*
Name: David Alpert
Title: CEO and Secretary

KNOLLWOOD INVESTMENT FUND LLC

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

HIRO CAPITAL SCSP I

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

COM2US CORPORATION

By: */s/ Jae Jun Song*
Name: Jae Jun Song
Title: Chief Executive Officer

[*Signature Page to Third Amendment to the Sixth A&R Operating Agreement*]

The Kirkman Family 2015 Trust Under Agreement Dated October 27, 2014

/s/ Robert Kirkman

By: Robert Kirkman, as Trustee of the Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014

The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2013

/s/ David Alpert

By: David Alpert as Trustee of The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012

/s/ Jon Goldman

JON GOLDMAN

[*Signature Page to Third Amendment to the Sixth A&R Operating Agreement*]

EXHIBIT A

Sixth Amended and Restated Operating Agreement, as amended

See Attached.

Exhibit 2.6

FOURTH AMENDMENT TO THE SIXTH AMENDED AND RESTATED OPERATING AGREEMENT

THIS FOURTH AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Fourth Amendment"), is made effective as of December 1, 2022, by and between Skybound Holdings LLC (formerly known as Mr. Mango LLC), a Delaware limited liability company (the "Company"), and the Members set forth on Exhibit A of the Agreement (as defined below). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, that Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, and that Third Amendment to the Sixth Amended and Restated Operating Agreement, dated October 24, 2022, attached hereto as Exhibit A (as so amended, the "Agreement");

WHEREAS, the Company filed a Certificate of Amendment with the Secretary of State of the State of Delaware on December 1, 2022 to change its name from Mr. Mango LLC to Skybound Holdings LLC; and

WHEREAS, in connection with the name change, the parties desire to amend the Agreement as set forth herein pursuant to Section 10.1 of the Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Section 1.40 of the Agreement is hereby deleted in its entirety and replaced with the following:

   "Option Plan" means the Skybound Holdings LLC 2019 Equity Incentive Plan attached hereto as Exhibit C.

2. The first sentence of Section 2.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

   The name of the Company shall be "Skybound Holdings LLC."

3. Exhibit C to the Agreement is hereby deleted in its entirety and replaced with Exhibit C attached hereto.

4. Except as expressly set forth in this Fourth Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Fourth Amendment, the terms of this Fourth Amendment shall control.

5. This Fourth Amendment shall form a part of the Agreement for all purposes, and each party hereto shall be bound hereby. From and after the execution of this Fourth Amendment by the parties, any reference to the Agreement shall be deemed a reference to the Agreement and this Fourth Amendment.

6. This Fourth Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Fourth Amendment to be executed on the date first written above by its duly authorized Representative.

SKYBOUND HOLDINGS LLC

By: */s/ David Alpert*
Name: David Alpert
Title: CEO and Secretary

KNOLLWOOD INVESTMENT FUND LLC

By:
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

HIRO CAPITAL SCSP I

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

COM2US CORPORATION

By:
Name: Jae Jun Song
Title: Chief Executive Officer

[*Signature Page to Fourth Amendment to the Sixth A&R Operating Agreement*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Fourth Amendment to be executed on the date first written above by its duly authorized Representative.

SKYBOUND HOLDINGS LLC

By: ____________________
Name: David Alpert
Title: CEO and Secretary

KNOLLWOOD INVESTMENT FUND LLC

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

HIRO CAPITAL SCSP I

By: ____________________
Name: Luke Alvarez
Title: Partner

COM2US CORPORATION

By: ____________________
Name: Jae Jun Song
Title: Chief Executive Officer

[*Signature Page to Fourth Amendment to the Sixth A&R Operating Agreement*]

The Kirkman Family 2015 Trust Under Agreement Dated October 27, 2014

/s/ Robert Kirkman

By: Robert Kirkman, as Trustee of the Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014

The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2013

/s/ David Alpert

By: David Alpert as Trustee of The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012

/s/ JON GOLDMAN

JON GOLDMAN

[*Signature Page to Fourth Amendment to the Sixth A&R Operating Agreement*]

EXHIBIT A

Sixth Amended and Restated Operating Agreement, as amended

See Attached.

Exhibit 2.7

**FIFTH AMENDMENT TO THE
SIXTH AMENDED AND RESTATED OPERATING AGREEMENT**

THIS FIFTH AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Fifth Amendment"), is made effective as of December 18, 2023, by and between Skybound Holdings LLC (formerly known as Mr. Mango LLC), a Delaware limited liability company (the "Company"), and the Members (as defined in the Agreement). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that certain First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, that certain Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, that certain Third Amendment to the Sixth Amended and Restated Operating Agreement, dated October 24, 2022, and that certain Fourth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 1, 2022, attached hereto as Exhibit A (as so amended, the "Agreement");

WHEREAS, pursuant to Section 10.1 of the Agreement, subject to Section 5.2.4.1, Section 5.2.5, and Section 5.3 of the Agreement, the Agreement may be amended with the affirmative vote or the written consent of (i) the holders of a majority of the then-outstanding Common Interests, and (ii) the holders of a majority of the then-outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) (the holders referred to in the foregoing clause (i) and (ii), collectively, the "Requisite Holders"); and

WHEREAS, the Requisite Holders desire to amend the Agreement as set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound,
hereby agree as follows:

1. Section 1.9 of the Agreement is hereby deleted in its entirety and replaced with the following:

""**Capital Member**" means a Skybound Member and/or a Preferred Member."

2. The fourth sentence of Section 5.2.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"At least two (2) Business Days prior to any action taken by the Board by written consent, the Company shall provide to all Managers copies of the written consent along with all other explanatory materials that are reasonable and appropriate to inform the Managers of the action proposed to be taken."

3. Section 5.2.5.6 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Enter into any material transaction transferring, licensing, or otherwise disposing of the Company's material intellectual property rights (including, but not limited to, rights of sublicensing, distribution, or exploitation), except in the ordinary course of business consistent with past practice, unless such transaction is approved by a majority of the entire Board;"

4. Section 5.2.5.10 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Make any distribution pursuant to Section 4.1 unless such distribution is approved by a majority of the entire Board; or"

5. Section 5.3.1.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Create or hold equity interests in any entity that is not majority owned and effectively controlled by the Company (whether directly or indirectly), except as approved by a majority of the entire Board;"

6. Subclause (iii) of the third sentence of Section 6.4.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"(iii) the issuance of Options or Interests to employees of the Company, the Officers, Service Providers or members of the Board pursuant to the Option Plan, as currently in effect and as may from time to time be amended or any other equity incentive plan approved by a majority of the Board, not to exceed, in the aggregate, twenty percent (20%) of the equity Interests of the Company on a fully diluted basis;"

7. Subclause (i) of the first sentence of Section 6.5.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"(i) approved by a majority of the Board where the Board explicitly waives the application of this Section 6.5,"

8. Section 7.1.6 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Copies of the financial statements of the Company, if any, for its three (3) most recent Fiscal Years (except as otherwise required by law or agreed to by holders of a majority of the Interests (excluding the Incentive Plan Interests), voting together as a single class on an as-if-converted basis); provided, however, that (i) with respect to Fiscal Year 2020, the Company shall be required to provide consolidated financial statements of the Company and its Subsidiaries, reviewed by a certified accounting firm, and (ii) with respect to Fiscal Year 2021 and each Fiscal Year thereafter, the Company shall be required to provide audited consolidated financial statements of the Company and its Subsidiaries;"

9. Section 7.1.7 of the Agreement is hereby deleted in its entirety and replaced with the following:

"The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) Fiscal Years (except as otherwise required by law or agreed to by holders of a majority of the Interests (excluding the Incentive Plan Interests), voting together as a single class on an as-if-converted basis);"

10. Section 9.2.4.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

"the issuance of Common Interests to employees or directors of, or consultants or advisors to, the Company pursuant to a plan, agreement or arrangement approved by a majority of the Board (including the vote at a duly convened meeting of the Board);"

11. Section 9.2.4.4 of the Agreement is hereby deleted in its entirety and replaced with the following:

"the issuance of Common Interests to strategic partners or in connection with other commercial arrangements involving the Company or any Company Subsidiary, on terms and conditions approved by a majority of the Board;"

12. Section 9.2.4.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

"the issuance of Interests as acquisition consideration pursuant to the acquisition of another corporation or Person by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such acquisition is on terms and conditions approved by a majority of the Board;"

13. Except as expressly set forth in this Fifth Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Fifth Amendment, the terms of this Fifth Amendment shall control.

14. This Fifth Amendment shall form a part of the Agreement for all purposes, and each party to the Agreement shall be bound hereby. From and after the execution of this Fifth Amendment by the Requisite Holders, any reference to the Agreement shall be deemed a reference to the Agreement and this Fifth Amendment.

15. This Fifth Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Fifth Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Fifth Amendment to be executed on the date first written above by its duly authorized representative.

SKYBOUND HOLDINGS LLC

By: */s/ David Alpert*
Name: David Alpert
Title: Chief Executive Officer

KNOLLWOOD INVESTMENT FUND LLC

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

HIRO CAPITAL SCSP I

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

GHOST ANGEL LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Member

BOOST VC FUND 4, LP

By: Boost VC Fund 4 Partners LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Director

[*Signature Page to Fifth Amendment to the Sixth A&R Operating Agreement*]

THE KIRKMAN FAMILY 2014 TRUST UNDER TRUST AGREEMENT DATED OCTOBER 27, 2014

By: */s/ Robert Kirkman*
Name: Robert Kirkman
Title: Trustee

THE PEANUT & POOKIE FAMILY TRUST UNDER TRUST AGREEMENT DATED MAY 30, 2012

By: */s/ David Alpert*
Name: David Alpert
Title: Trustee

THE GOLDMAN/GROSS FAMILY TRUST DATED NOVEMBER 8, 2022

By: */s/ Jon Goldman*
Name: Jon Goldman
Title: Trustee

[*Signature Page to Fifth Amendment to the Sixth A&R Operating Agreement*]

EXHIBIT A

Sixth Amended and Restated Operating Agreement, as amended

(see attached)

Exhibit 2.8

SIXTH AMENDMENT TO THE
SIXTH AMENDED AND RESTATED OPERATING AGREEMENT

THIS SIXTH AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Sixth Amendment"), is made effective as of April 4, 2024, by and between Skybound Holdings LLC (formerly known as Mr. Mango LLC), a Delaware limited liability company (the "Company"), and the Members (as defined in the Agreement). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that certain First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, that certain Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, that certain Third Amendment to the Sixth Amended and Restated Operating Agreement, dated October 24, 2022, that certain Fourth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 1, 2022, and that certain Fifth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 18, 2023 attached hereto as Exhibit A (as so amended, the "Agreement");

WHEREAS, pursuant to Section 10.1 of the Agreement, subject to Section 5.2.4.1, Section 5.2.5, and Section 5.3 of the Agreement, the Agreement may be amended with the affirmative vote or the written consent of (i) the holders of a majority of the then-outstanding Common Interests, and (ii) the holders of a majority of the then-outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) (the holders referred to in the foregoing clause (i) and (ii), collectively, the "Requisite Holders"); and

WHEREAS, in connection with the forward split of the Company's Interests at a ratio of 5 Interests for every 1 Interest currently outstanding, the Requisite Holders desire to amend the Agreement as set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound,
hereby agree as follows:

1. Section 1.56 of the Agreement is hereby deleted in its entirety and replaced with the following:

""**Series A Liquidation Preference"** means an amount equal to $57.97[1]. **"Series B Liquidation Preference"** means an amount equal to $58.06[2]."

---

[1] $289.86 pre-split / 5 = $57.97 post-split.

[2] $290.31 pre-split / 5 = $58.06 post-split.

2. Section 1.57 of the Agreement is hereby deleted in its entirety and replaced with the following:

"**"Series A Original Issue Price"** means $57.97[3]."

3. Section 1.61 of the Agreement is hereby deleted in its entirety and replaced with the following:

"**"Series B Original Issue Price"** means $58.06[4]."

4. The first paragraph of Section 5.2.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

"**<u>Special Preferred Member Approval</u>.** Notwithstanding anything to the contrary herein, so long as at least 248,465[5] of the Preferred Interests that were issued as of the end date of the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) ("<u>Special Preferred Member Approval</u>"):"

5. The first paragraph of Section 5.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

"**<u>Special Series B Preferred Member Approval</u>.** Notwithstanding anything to the contrary herein, so long as at least 114,780[6] of the Series B Preferred Interests issued during the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of a majority of the outstanding Series B Preferred Interests ("<u>Special Series B Preferred Member Approval</u>"):"

6. Except as expressly set forth in this Sixth Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Sixth Amendment, the terms of this Sixth Amendment shall control.

7. This Sixth Amendment shall form a part of the Agreement for all purposes, and each party to the Agreement shall be bound hereby. From and after the execution of this Sixth Amendment by the Requisite Holders, any reference to the Agreement shall be deemed a reference to the Agreement and this Sixth Amendment.

8. This Sixth Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Sixth Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

[3] $289.86 pre-split / 5 = $57.97 post-split.

[4] $290.31 pre-split / 5 = $58.06 post-split.

[5] 49,693 Preferred Interests pre-split * 5 = 248,465 Preferred Interests post-split.

[6] 22,956 Series B Preferred Interests pre-split * 5 = 114,780 Series B Preferred Interests post-split.

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Sixth Amendment to be executed on the date first written above by its duly authorized representative.

SKYBOUND HOLDINGS LLC

By: */s/ David Alpert*
Name: David Alpert
Title: Chief Executive Officer

KNOLLWOOD INVESTMENT FUND LLC

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

HIRO CAPITAL SCSP I

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

GHOST ANGEL LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Member

BOOST VC FUND 4, LP

By: Boost VC Fund 4 Partners LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Director

COM2US CORPORATION

By: */s/ Byung Joon Song*
Name: Byung Joon Song
Title: Global Strategy Officer and Chairman

[*Signature Page to Sixth Amendment to the Sixth A&R Operating Agreement*]

THE KIRKMAN FAMILY 2014 TRUST UNDER TRUST AGREEMENT DATED OCTOBER 27, 2014

By: */s/ Robert Kirkman*
Name: Robert Kirkman
Title: Trustee

THE PEANUT & POOKIE FAMILY TRUST UNDER TRUST AGREEMENT DATED MAY 30, 2012

By: */s/ David Alpert*
Name: David Alpert
Title: Trustee

THE GOLDMAN/GROSS FAMILY TRUST DATED NOVEMBER 8, 2022

By: */s/ Jon Goldman*
Name: Jon Goldman
Title: Trustee

[*Signature Page to Sixth Amendment to the Sixth A&R Operating Agreement*]

EXHIBIT A

Sixth Amended and Restated Operating Agreement, as amended

(see attached)

Exhibit 2.9

SEVENTH AMENDMENT TO THE SIXTH AMENDED AND RESTATED OPERATING AGREEMENT

THIS SEVENTH AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Seventh Amendment"), is made effective as of June 4, 2024 (the "Seventh Amendment Effective Date"), by and between Skybound Holdings LLC (formerly known as Mr. Mango LLC), a Delaware limited liability company (the "Company"), and the Members (as defined in the Agreement). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that certain First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, that certain Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, that certain Third Amendment to the Sixth Amended and Restated Operating Agreement, dated October 24, 2022, that certain Fourth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 1, 2022, that certain Fifth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 18, 2023, and that certain Sixth Amendment to the Sixth Amended and Restated Operating Agreement, dated April 4, 2024 attached hereto as Exhibit A (as so amended, the "Agreement");

WHEREAS, pursuant to Section 10.1 of the Agreement, subject to Section 5.2.4.1, Section 5.2.5, and Section 5.3 of the Agreement, the Agreement may be amended with the affirmative vote or the written consent of (i) the holders of a majority of the then-outstanding Common Interests, and (ii) the holders of a majority of the then-outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) (the holders referred to in the foregoing clause (i) and (ii), collectively, the "Requisite Holders"); and

WHEREAS, the Requisite Holders desire to amend the Agreement as set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound,
hereby agree as follows:

1. Section 1.43 of the Agreement is hereby deleted in its entirety and replaced with the following:

""**Permitted Transferee**" means: (i) with respect to any Member, an Affiliate of such Member; (ii) with respect to any Skybound Member, any Preferred Member (and/or any Affiliate of a Preferred Member), *provided that* in no event shall any Skybound Member Transfer, in the aggregate, more than five percent (5%) of the total Common Interests held by such Skybound Member as of the Seventh Amendment Effective Date to any Preferred Member(s) (and/or Affiliates thereof); and (iii) with respect to any Preferred Member (and/or any Affiliate of a Preferred Member) that is a Permitted Transferee of a Skybound Member (as contemplated by subclause (ii) above) of Common Interests, any transferee or assignee of such Common Interests from such Preferred Member (and/or any Affiliate of such Preferred Member)."

2. The lead-in of Section 3.7 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Except for any Person admitted to the Company as a Member pursuant to Regulation A under the Securities Act (it being understood that each such Member has made the representations and warranties set forth in his, her or its subscription agreement entered into in connection with said Regulation A offering), each Member represents and warrants to the Company and the other Members as follows:"

3. A new Section 3.8 is hereby added to the end of Article 3 of the Agreement as follows:

"3.8. **Admission of New Members**. One or more Persons may be admitted to the Company as Members from time to time upon the written consent of a majority of the Board. In accordance with Section 18-101(9) of the Act, all Members of the Company are subject to, and bound by, the terms and conditions of this Agreement."

4. The third sentence of Section 6.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"In accordance with this Agreement, a Member may consummate the following types of Transfers: (i) Transfers to any Permitted Transferee; *provided that*, if the Permitted Transferee is an Affiliate of the transferor Member, at the time of any Transfer to such Permitted Transferee, the transferor Member and such Permitted Transferee irrevocably agree for the benefit of the other parties to this Agreement to re-Transfer the subject Interests back to such transferor Member prior to such Permitted Transferee ceasing to be an Affiliate of such transferor Member; (ii) Transfers with the consent of a majority of the Board; *provided that* the transferring Member also complies with Section 6.2, Section 6.5 and Section 6.7 (as applicable); (iii) Transfers pursuant to Section 6.3; and/or (iv) Transfers pursuant to Section 6.6; *provided that*, in each case, except for Transfers pursuant to Section 6.6, no Member may Transfer all or any part of such Member's Interests to a competitor. For the avoidance of doubt, the provisions of Section 6.2 do not apply to Transfers to Permitted Transferees."

5. Section 6.2 of the Agreement is hereby amended by adding the following paragraph to the end of such Section:

"If any holder of Common Interests or Incentive Plan Interests (in each case, other than the Skybound Members) (such holder in his, her or its capacity as such, a "ROFR Transferring Common/IP Member") desires to Transfer all or any part of his, her or its applicable Common Interests or Incentive Plan Interests (the "ROFR Offered Common/IP Interests"), other than a Transfer to a Permitted Transferee or a Transfer pursuant to Section 6.6, then the ROFR Transferring Common/IP Member shall deliver written notice (a "ROFR Common/IP Transfer Notice") to the Company setting forth the name and other identifying information of the proposed transferee and specify the number of Common Interests and/or Incentive Plan Interests, as applicable, that the ROFR Transferring Common/IP Member proposes to Transfer, the price per Interest, the payment terms and all other relevant terms of the proposed Transfer with reasonable specificity. Upon receipt of the ROFR Common/IP Transfer Notice, the Company shall have the right, but not the obligation, by delivery to the ROFR Transferring Common/IP Member of a written election (the "ROFR Common/IP Purchase Notice") within thirty (30) days following the Company's receipt of the ROFR Common/IP Transfer Notice (the "ROFR Common/IP Election Period"), to purchase any or all of the ROFR Offered Common/IP Interests on the terms and conditions contained in the ROFR Common/IP Transfer Notice. Failure by the Company to deliver the ROFR Common/IP Purchase Notice prior to the expiration of the ROFR Common/IP Election Period shall be deemed an election by the Company not to purchase any portion of the ROFR Offered Common/IP Interests. If the Company elects to purchase any portion of the ROFR Offered Common/IP Interests, the closing of such sale shall occur within thirty (30) days after the date of the ROFR Common/IP Purchase Notice. If the Company does not elect to purchase any or all of the ROFR Offered Common/IP Interests, and the Board approves the proposed Transfer pursuant to Section 6.1, the ROFR Transferring Common/IP Member may sell the remaining ROFR Offered Common/IP Interests not purchased by (or elected to be purchased by) the Company to the proposed transferee specified in the ROFR Common/IP Transfer Notice; *provided, however, that* (i) the proposed transferee executes a joinder to this Agreement agreeing to be bound by this Agreement, (ii) the ROFR Transferring Common/IP Member shall not have the right to effect the proposed Transfer with a party other than the proposed transferee specified in the ROFR Common/IP Transfer Notice or on terms different than those contained in the ROFR Common/IP Transfer Notice without first giving the Company a new right of first refusal as described above, and (iii) if the ROFR Transferring Common/IP Member does not effect the proposed Transfer within sixty (60) days after the expiration of the ROFR Common/IP Election Period, the Company's right of first refusal shall reapply and the ROFR Transferring Common/IP Member shall not thereafter effect the proposed Transfer without complying with the above provisions (including the approval of the proposed Transfer by the Board pursuant to Section 6.1)."

6. Except as expressly set forth in this Seventh Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Seventh Amendment, the terms of this Seventh Amendment shall control.

7. This Seventh Amendment shall form a part of the Agreement for all purposes, and each party to the Agreement shall be bound hereby. From and after the execution of this Seventh Amendment by the Requisite Holders, any reference to the Agreement shall be deemed a reference to the Agreement and this Seventh Amendment.

8. This Seventh Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Seventh Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Seventh Amendment to be executed on the date first written above by its duly authorized representative.

SKYBOUND HOLDINGS LLC

By: */s/ David Alpert*
Name: David Alpert
Title: Chief Executive Officer

KNOLLWOOD INVESTMENT FUND LLC

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

HIRO CAPITAL SCSP I

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

GHOST ANGEL LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Member

BOOST VC FUND 4, LP

By: Boost VC Fund 4 Partners LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Director

[*Signature Page to Seventh Amendment to the Sixth A&R Operating Agreement*]

THE KIRKMAN FAMILY 2014 TRUST UNDER TRUST AGREEMENT DATED OCTOBER 27, 2014

By: */s/ Robert Kirkman*
Name: Robert Kirkman
Title: Trustee

THE PEANUT & POOKIE FAMILY TRUST UNDER TRUST AGREEMENT DATED MAY 30, 2012

By: */s/ David Alpert*
Name: David Alpert
Title: Trustee

THE GOLDMAN/GROSS FAMILY TRUST DATED NOVEMBER 8, 2022

By: */s/ Jon Goldman*
Name: Jon Goldman
Title: Trustee

EXHIBIT A

Sixth Amended and Restated Operating Agreement, as amended

(see attached)

Exhibit 2.10

EIGHTH AMENDMENT TO THE SIXTH AMENDED AND RESTATED OPERATING AGREEMENT

THIS EIGHTH AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Eighth Amendment"), is made effective as of July 31, 2025 (the "Eighth Amendment Effective Date"), by and between Skybound Holdings LLC (formerly known as Mr. Mango LLC), a Delaware limited liability company (the "Company"), and the Members (as defined in the Agreement). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that certain First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, that certain Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, that certain Third Amendment to the Sixth Amended and Restated Operating Agreement, dated October 24, 2022, that certain Fourth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 1, 2022, that certain Fifth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 18, 2023, that certain Sixth Amendment to the Sixth Amended and Restated Operating Agreement, dated April 4, 2024, and that certain Seventh Amendment to the Sixth Amended and Restated Operating Agreement, dated June 4, 2024 attached hereto as Exhibit A (as so amended, the "Agreement");

WHEREAS, pursuant to Section 10.1 of the Agreement, subject to Section 5.2.4.1, Section 5.2.5, and Section 5.3 of the Agreement, the Agreement may be amended with the affirmative vote or the written consent of (i) the holders of a majority of the then-outstanding Common Interests, and (ii) the holders of a majority of the then-outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) (the holders referred to in the foregoing clause (i) and (ii), collectively, the "Requisite Holders"); and

WHEREAS, the Requisite Holders desire to amend the Agreement as set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Article 1 of the Agreement is hereby amended to add the following new definition as Section 1.64 and the existing Sections 1.64 – 1.66 are accordingly renumbered to Sections 1.65 – 1.67:

> "1.64. "**Series Interest**" means, with respect to a Series, the limited liability company interest of a Series Member at any particular time, including the right of such Series Member to any and all benefits to which such Series Member may be entitled as provided in this Agreement, the relevant Series Operating Agreement and in the Act, together with the obligations of such Series Member to comply with all the terms and provisions of this Agreement, the relevant Series Operating Agreement and the Act."

2. Article 1 of the Agreement is hereby amended to add the following defined terms to "Other Defined Terms" in alphabetical order:

Other Defined Terms	Section
Series	11.1
Series Manager	11.1
Series Member	11.1
Series Operating Agreement	11.1

3. Section 5.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"5.1 **Limited Liability**. Except as required under the Act, no Member shall be personally liable for any debt, obligation or liability of the Company or any Series, whether that liability or obligation arises in contract, tort or otherwise."

4. Section 5.9.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"5.9.1 **Indemnification of Members and Managers**. The Company, its receiver or its trustee, shall indemnify and hold harmless the Members, the Managers, the Series Managers, their respective Affiliates and their respective officers, directors, managers, members, partners, Affiliates, employees, agents, shareholders, heirs, successors and assigns (hereinafter collectively referred to, for purposes of this Section 5.9.1, as the "Indemnitees"), jointly and severally, from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee was involved or may be involved, or threatened to be involved, as a party or otherwise, arising out of the business or operations of the Company, excluding liabilities to any Member, regardless of whether the Indemnitee continues to be a Member, a Manager, a Series Manager, an Affiliate, or an officer, director, employee, agent of the Company or Principal of any Skybound Member at the time any such liability or expense is paid or incurred, to the fullest extent permitted by the Act and all other applicable laws."

5. A new Article 11 is hereby added to the Agreement as follows:

"ARTICLE 11
SERIES

11.1 **Establishment of Series**. Pursuant to Section 18-215 of the Act and this Agreement, the Company is authorized and empowered to establish one or more series of limited liability company interests, with separate and distinct rights, powers, duties, obligations, businesses and objectives (each, a "Series") and appoint a manager for each Series (each, a "Series Manager"). The number of Series admitted, and the rights and obligations of the Members of any Series (each, a "Series Member"), shall be governed by this Agreement and the limited liability company operating agreement of that Series and any associated schedules thereto (collectively, the "Series Operating Agreement"), each of which may be in the form of the agreement attached hereto as Exhibit D or such other form as the Series Manager may determine, provided it is consistent with the terms of this Agreement. A Person may be admitted to the Company as a Member associated with a Series by the issuance of Series Interests for such consideration as the Series Manager associated with such Series shall determine. In the event of any inconsistency between this Agreement and the Series Operating Agreement, the Series Operating Agreement shall control.

11.2 **Applicability of Series Article**. This Article 11 governs all Series of the Company established pursuant to Section 18-215(a) of the Act, whether or not such Series complies with Section 18-215(b) or is a registered series under Section 18-218. Certain provisions herein may apply only to Series that maintain separate assets and liabilities under the Act, in whole or in part. To the extent a Series is not a protected series, such provisions shall not apply and the Series shall be governed primarily by its Series Operating Agreement.

11.3 **Membership in Multiple Series; Admission Standards**. A Series Member may be a member of one or more Series. Any Member holding more than one Series Interest shall have separate rights under this Agreement with respect to each Series Interest held by such Member. No Person shall be accepted as a Series Member associated with a particular Series unless the Series Manager of such Series, after a reasonable review of the proposed new Series Member, reasonably believes that such new Series Member of such Series has the ability, experience and financial resources appropriate for participation as a Series Member, and that admission of the new Series Member would not violate any law applicable to the Company or any of its Series and would not invalidate any contract or regulatory approval which affects the Company or any of its Series.

11.4 **Recordkeeping and Asset Allocation by Series Type**. The Company shall maintain separate and distinct records for each Series that is intended to qualify as a protected series under Section 18-215(b) of the Act, and shall separately hold and account for the assets of each such Series. For Series that are not protected series, the Company may maintain internal administrative tracking of such Series for recordkeeping and investor communications, but such Series shall not be treated as having separate assets or liabilities under the Act. Such administrative tracking may include the assignment of rights or obligations through schedules or contractual designations, but shall not be treated as having separate assets or liabilities under the Act, and shall not benefit from any liability shield provided by Section 18-215(b) of the Act.

11.5 **Maintenance of Separateness**. Each Series Manager shall use commercially reasonable efforts to maintain the limited liability company existence of the Company and each Series therein separate and apart from one another and from the existence of each Series Member, any Affiliate of each Series Member and any Affiliate of the Series Manager's Series, including maintaining the Series' books and records on a current basis separate from that of any Affiliate of the Series or any other Person. In furtherance, and not in limitation, of the foregoing, each Series shall (a) maintain or cause to be maintained by an agent under the Series' control physical possession of all its books and records, (b) account for and manage all of its liabilities separately from those of any other Person, including payment by it of any taxes or other governmental charges levied against the Series and (c) identify or cause to be identified separately all its assets from those of any other Person. The obligations in this Section 11.5 shall apply only to Series intended to qualify as a protected series or registered series under the Act.

11.6. **Member Cooperation and Legal Compliance**. Each Series Member shall promptly execute and deliver such documents and perform such acts consistent with the terms of this Agreement and the relevant Series Operating Agreement as may be reasonably necessary to comply with the requirements of law for the formation, qualification and continuation of existence of a series of a limited liability company under the laws of the State of Delaware and any other jurisdiction in which the Company or any Series conducts business.

11.7 **Title to Series Assets**. To the extent a Series is structured to qualify as a protected series under Section 18-215(b) of the Act or a registered series under Section 18-218 of the Act, all assets of such Series shall be deemed to be owned exclusively by the Series as an entity, and no Series Member shall have any direct ownership interest in such assets. With respect to any Series that is not a protected series or a registered series, the Company may internally allocate or track assets for administrative purposes, but legal title shall remain with the Company.

11.8 **Series Members; Series Interests**. The name, address and Series Interest of each Series Member shall be maintained by the Company's transfer agent, Colonial Stock Transfer Company, Inc. Except as otherwise set forth in the relevant Series Operating Agreement, the rights, obligations and restrictions applicable to the Series Members and the Series Interests shall conform to those of the Members holding Common Interests (excluding the Skybound Members) and the Common Interests, respectively, as set forth in this Agreement, except as otherwise expressly provided in the relevant Series Operating Agreement or schedule of Series rights.

11.9 **Management of the Series**.

11.9.1 The business and affairs of each Series shall be controlled, directed and managed by a Series Manager. Except when the approval of the Series Members is expressly required by the Act, this Agreement or the relevant Series Operating Agreement, the Series Manager shall have the full, exclusive and complete authority, power and discretion to operate, manage and control the affairs, business and property of the relevant Series, to make all decisions related to that Series' affairs, business and property and to perform any and all other acts or activities customary or incident to the management of that Series' affairs, business and property, including, without limitation, (a) signing agreements and otherwise binding the Series in its own name, (b) effecting distributions to Series Members, and (c) taking any other action that may be necessary or appropriate for the continuation of the relevant Series' valid existence and authority to do business as a Series of a limited liability company under the laws of the State of Delaware and of each other jurisdiction in which such authority to do business is, in the judgment of the Series Manager, necessary or advisable.

11.9.2 Each Series Manager, as applicable, may agree to (a) delegate any matters or actions that it is authorized to perform under this Agreement or the relevant Series Operating Agreement to employees or agents of the Series Manager or third parties and (b) appoint any Persons, with such titles as the Series Manager may select, to act on behalf of the Series, with such power and authority as the Series Manager may delegate from time to time to such Persons.

11.9.3 The Series Manager or its representative shall be the signatory on any bank accounts of the relevant Series.

11.9.4 Third parties dealing with a Series may rely conclusively upon any certificate of the relevant Series Manager, as applicable, to the effect that it is acting on behalf of the Series. The signature of the relevant Series Manager shall be sufficient to bind the Series, as applicable in every manner to any agreement or on any document, without any requirement for further corporate (or other similar) action.

11.9.5 Except as otherwise set forth in the relevant Series Operating Agreement, the rights, duties and other obligations of each Series Manager shall conform to those of the Managers as set forth in this Agreement, including but not limited to Section 5.4.

11.10 **Termination of a Series**.

11.10.1 A Series shall be terminated upon the occurrence of any of the following events:

11.10.1.1 upon the dissolution of the Company;

11.10.1.2 at the election of the Series Manager associated with such Series, and upon forty-five (45) calendar days' prior written notice to all Series Members; or

11.10.1.3 upon the entry of a decree of judicial termination of the Series under Section 18-215(b)(11) of the Act.

11.10.2 The termination and winding up of a Series shall not cause a dissolution of the Company or the termination of any other Series.

11.10.3 The Series Manager may require that a formal legal termination of a Series be delayed for up to twenty-four (24) months. During such twenty-four (24) months, the capital of the Series Members of that Series may remain in that Series for such time if necessary, in the sole discretion of the Series Manager, in order to maintain adequate capitalization of the Company, to satisfy capital or net worth covenants in agreements between the Company and third parties, or as otherwise reasonably determined by the Series Manager. A Series need not actively engage in business during any period for which it is required to remain in existence by the Series Manager pursuant to this Section 11.10.3.

11.11 **Liquidation of a Series**. Except as otherwise set forth in the relevant Series Operating Agreement, subject to Section 11.10.3, upon termination of a Series, the affairs of the Series shall be wound up and distributions of liquidation proceeds shall be made in accordance with Article 8 of this Agreement."

6. Except as expressly set forth in this Eighth Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Eighth Amendment, the terms of this Eighth Amendment shall control.

7. This Eighth Amendment shall form a part of the Agreement for all purposes, and each party to the Agreement shall be bound hereby. From and after the execution of this Eighth Amendment by the Requisite Holders, any reference to the Agreement shall be deemed a reference to the Agreement and this Eighth Amendment.

8. This Eighth Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Eighth Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Eighth Amendment to be executed on the date first written above by its duly authorized representative.

SKYBOUND HOLDINGS LLC

By: */s/ David Alpert*
Name: David Alpert
Title: Chief Executive Officer

[Signature Page to Eighth Amendment to the Sixth A&R Operating Agreement]

KNOLLWOOD INVESTMENT FUND LLC

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: CEO of Managing Member

[Signature Page to Eighth Amendment to the Sixth A&R Operating Agreement]

HIRO CAPITAL SCSP I

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

[Signature Page to Eighth Amendment to the Sixth A&R Operating Agreement]

GHOST ANGEL LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Member

BOOST VC FUND 4, LP

By: Boost VC Fund 4 Partners LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Director

[Signature Page to Eighth Amendment to the Sixth A&R Operating Agreement]

THE KIRKMAN FAMILY 2014 TRUST UNDER TRUST AGREEMENT DATED OCTOBER 27, 2014

By: */s/ Robert Kirkman*
Name: Robert Kirkman
Title: Trustee

THE PEANUT & POOKIE FAMILY TRUST UNDER TRUST AGREEMENT DATED MAY 30, 2012

By: */s/ David Alpert*
Name: David Alpert
Title: Trustee

THE GOLDMAN/GROSS FAMILY TRUST DATED NOVEMBER 8, 2022

By: */s/ Jon Goldman*
Name: Jon Goldman
Title: Trustee

[Signature Page to Eighth Amendment to the Sixth A&R Operating Agreement]

EXHIBIT A

Sixth Amended and Restated Operating Agreement, as amended

(see attached)

EXHIBIT D

Form of Series Operating Agreement

(see attached)

SERIES OPERATING AGREEMENT
OF
SKYBOUND HOLDINGS LLC – REGULATION A SERIES

THIS SERIES OPERATING AGREEMENT, dated as of July 31, 2025 (this "Series Operating Agreement"), is entered into by the Series Manager (as defined below). Capitalized terms used herein and not otherwise defined are used as defined in the Master Operating Agreement (as defined below).

WHEREAS, Skybound Holdings LLC, a Delaware series limited liability company (the "Company"), has established this Regulation A Series (as defined below) pursuant to Section 18-215 of the Delaware Limited Liability Company Act (the "Act") by filing a Certificate of Amendment to the Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware; and

WHEREAS, it is intended by the Company, the Series Manager and the Series Members (as defined below) to create a separate Series in accordance with Section 18-215 of the Act.

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

1. New Series. In accordance with Section 11.1 of the Sixth Amended and Restated Limited Liability Company Operating Agreement of the Company, dated as of June 4, 2021 (as the same has been and may be amended from time to time, the "Master Operating Agreement"), this Regulation A Series is hereby created and shall be a "Series" for purposes of the Master Operating Agreement.

2. Name of New Series. The name of the Series created by this Series Operating Agreement shall be Skybound Holdings LLC – Regulation A Series (this "Regulation A Series").

3. Agreement to be Bound. Each of the investors (collectively, the "Series Members") who acquired Common Interests pursuant to the offering conducted under Regulation A under the Securities Act that closed on June 10, 2023 (the "Regulation A Offering") are bound by the terms and provisions of the Master Operating Agreement and this Series Operating Agreement.

4. Manager. The Manager of this Regulation A Series shall be Skybound Holdings LLC, who is the "Series Manager" for this Regulation A Series, as that term is defined in the Master Operating Agreement. The Series Manager may, at any time and in its sole discretion, appoint one or more additional Series Managers of this Regulation A Series. If the Series Manager is dissolved or otherwise removed without appointing any additional Series Managers, the replacement Series Manager shall be replaced in the sole discretion of the Company.

5. Management. The Series Manager will expressly have such powers as granted in this Series Operating Agreement, Section 11.9 of the Master Operating Agreement and Section 18-215 of the Act. The Series Manager will have the power to manage the business and affairs of this Regulation A Series, to make all decisions with respect to the business and affairs of this Regulation A Series and to perform any and all other acts that are customary or incidental to the management of the business and affairs of this Regulation A Series.

6. Officers. The Series Manager may, at any time and in its sole discretion, appoint officers to aid in the management of this Regulation A Series.

7. Purpose. The separate purpose of this Regulation A Series shall be to hold and administer the interests of the Series Members, and to engage in all related business as necessary, incidental or convenient to carry on the business of this Regulation A Series.

8. Distributions. Distributions shall be made as follows:

a. First, the Regulation A Series shall use available assets to pay outstanding debts and obligations, if any, of the Regulation A Series; and

b. Then, the Regulation A Series shall make distributions, at such times and intervals, in accordance with Article 4 of the Master Operating Agreement in the same manner as distributions are made to holders of Common Interests in the Company.

9. Liquidation. The Regulation A Series shall wind up and liquidate pursuant to Sections 11.10 and 11.11 of the Master Operating Agreement.

10. Headings. The headings in this Series Operating Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Series Operating Agreement or any provision hereof.

11. Severability. The invalidity or unenforceability of any particular provision of this Series Operating Agreement shall not affect the other provisions hereof, and this Series Operating Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

12. Integration. This Series Operating Agreement and the Master Operating Agreement, including all schedules and exhibits thereof, constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understandings pertaining thereto.

13. Indemnification. The Series Manager and the Series Members shall be subject to the indemnification provisions set forth in Section 5.9 of the Master Operating Agreement.

14. Counterparts. This Series Operating Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

15. Governing Law. This Series Operating Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

16. Schedule of Series Rights. The rights, preferences, and obligations of the Series Members specific to this Regulation A Series, including with respect to transferability and information rights, are set forth in Schedule A attached hereto and incorporated by reference herein.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Series Manager has executed this Series Operating Agreement as of the date first above written.

SKYBOUND HOLDINGS LLC,
AS SERIES MANAGER

By: */s/ David Alpert*
Name: David Alpert
Title: Chief Executive Officer

[Signature Page to Regulation A Series Operating Agreement]

SCHEDULE A

REGULATION A SERIES RIGHTS AND PREFERENCES

This Schedule sets forth the rights, preferences, and obligations of the Series Members associated with the Regulation A Series of Skybound Holdings LLC, a Delaware series limited liability company (the "Company"). Capitalized terms used herein and not otherwise defined are used as defined in (i) the Sixth Amended and Restated Limited Liability Company Operating Agreement of the Company, dated as of June 4, 2021 (as the same has been and may be amended from time to time, the "Master Operating Agreement"), or (ii) the Series Operating Agreement of Skybound Holdings LLC – Regulation A Series, dated as of July 31, 2025 (as the same may be amended from time to time, the "Series Operating Agreement").

1. **Series Name:** Skybound Holdings LLC – Regulation A Series (the "Regulation A Series").

2. **Economic Treatment:** The Company shall internally track, or shall cause to be tracked, the interests of the Series Members for administrative purposes. Such tracking does not constitute or imply legal segregation of capital accounts, assets, or liabilities, and the interests of Series Members shall be subject to the same economic terms as the class of Common Interests of the Company, except as expressly provided herein.

3. **Transferability:** Notwithstanding anything to the contrary set forth in Article 6 of the Master Operating Agreement, Series Interests in the Regulation A Series may be Transferred, in whole or in part (provided that fractional Series Interests shall not be Transferred), *provided* that (i) any such Transfer complies with applicable federal and state securities laws, (ii) the transferee of such Series Interests agrees, in a writing reasonably acceptable to the Series Manager, to be bound by the Master Operating Agreement, the Series Operating Agreement, and this Schedule, (iii) the transferor provides written notice of the Transfer to the Series Manager, including the name and contact information of the transferee and a written certification reasonably acceptable to the Series Manager that the Transfer complies with applicable federal and state securities laws, and (iv) the transferor and transferee comply with any and all requirements of the Company's transfer agent, Colonial Stock Transfer Company, Inc., necessary in order to effect such Transfer on the books and records of the Company. Any attempted Transfer consummated in violation of this Section 3 or applicable federal and state securities laws shall be void *ab initio*.

4. **Information Rights:** So long as OpenDeal Broker LLC dba Capital R (or any successor or replacement platform that administers investor communications on behalf of the Company in connection with the Regulation A Offering, the "Platform"), continues to distribute periodic updates or filings to investors in connection with the Regulation A Offering, including copies of the Company's Form 1-K and Form 1-SA filings with the U.S. Securities and Exchange Commission, the Company shall cause the Series Members of the Regulation A Series to receive the same materials, in the same manner and on the same schedule as provided by the Platform. The Company may but is not obligated to provide such materials independently if the Platform ceases to distribute them.

5. **Series Status:** The Regulation A Series is an unprotected series established under Section 18-215(a) of the Act. It is intended solely for administrative and accounting purposes. No separate assets or liabilities are legally associated with the Regulation A Series, and no statutory liability shield is available under Section 18-215(b) of the Act.

6. **No Other Rights:** Except as expressly provided in this Schedule or the Series Operating Agreement, the Series Members of the Regulation A Series will have no additional rights, preferences, or privileges distinct from other Members holding Common Interests as set forth in Section 11.8 of the Master Operating Agreement.

NINTH AMENDMENT TO THE
SIXTH AMENDED AND RESTATED OPERATING AGREEMENT

THIS NINTH AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Sixth Amendment"), is made effective as of May 22, 2026, by and between Skybound Holdings LLC (formerly known as Mr. Mango LLC), a Delaware limited liability company (the "Company"), and the Members (as defined in the Agreement). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that certain First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, that certain Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, that certain Third Amendment to the Sixth Amended and Restated Operating Agreement, dated October 24, 2022, that certain Fourth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 1, 2022, that certain Fifth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 18, 2023, that certain Sixth Amendment to the Sixth Amended and Restated Operating Agreement, dated April 4, 2024, that certain Seventh Amendment to the Sixth Amended and Restated Operating Agreement, dated June 4, 2024, and that certain Eighth Amendment to the Sixth Amended and Restated Operating Agreement, dated July 31, 2025 attached hereto as Exhibit A (as so amended, the "Agreement");

WHEREAS, pursuant to Section 10.1 of the Agreement, subject to Section 5.2.4.1, Section 5.2.5, and Section 5.3 of the Agreement, the Agreement may be amended with the affirmative vote or the written consent of (i) the holders of a majority of the then-outstanding Common Interests, and (ii) the holders of a majority of the then-outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) (the holders referred to in the foregoing clause (i) and (ii), collectively, the "Requisite Holders"); and

WHEREAS, in connection with the forward split of the Company's Interests at a ratio of ten (10) Interests for every one (1) Interest currently outstanding, the Requisite Holders desire to amend the Agreement as set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Section 1.56 of the Agreement is hereby deleted in its entirety and replaced with the following:

““**Series A Liquidation Preference”** means an amount equal to \$5.797[1]. **“Series B Liquidation Preference”** means an amount equal to \$5.806[2].”

2. Section 1.57 of the Agreement is hereby deleted in its entirety and replaced with the following:

““**Series A Original Issue Price”** means \$5.797[3].”

3. Section 1.61 of the Agreement is hereby deleted in its entirety and replaced with the following:

““**Series B Original Issue Price”** means \$5.806[4].”

4. The first paragraph of Section 5.2.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

“**Special Preferred Member Approval.** Notwithstanding anything to the contrary herein, so long as at least 2,484,650[5] of the Preferred Interests that were issued as of the end date of the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company’s outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) (“Special Preferred Member Approval”):”

5. The first paragraph of Section 5.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

“**Special Series B Preferred Member Approval.** Notwithstanding anything to the contrary herein, so long as at least 1,147,800[6] of the Series B Preferred Interests issued during the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company’s outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of a majority of the outstanding Series B Preferred Interests (“Special Series B Preferred Member Approval”):”

6. Except as expressly set forth in this Ninth Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms

[1] \$57.97 pre-split / 10 = \$5.797 post-split.
[2] \$58.06 pre-split / 10 = \$5.806 post-split.
[3] \$57.97 pre-split / 10 = \$5.797 post-split.
[4] \$58.06 pre-split / 10 = \$5.806 post-split.
[5] 248,465 Preferred Interests pre-split * 10 = 2,484,650 Preferred Interests post-split.
[6] 114,780 Series B Preferred Interests pre-split * 10 = 1,147,800 Series B Preferred Interests post-split.

of the Agreement and the terms of this Ninth Amendment, the terms of this Ninth Amendment shall control.

7. This Ninth Amendment shall form a part of the Agreement for all purposes, and each party to the Agreement shall be bound hereby. From and after the execution of this Ninth Amendment by the Requisite Holders, any reference to the Agreement shall be deemed a reference to the Agreement and this Ninth Amendment.

8. This Ninth Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Ninth Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Ninth Amendment to be executed on the date first written above by its duly authorized representative.

SKYBOUND HOLDINGS LLC

By: /s/ David Alpert
Name: David Alpert
Title: Chief Executive Officer

KNOLLWOOD INVESTMENT FUND LLC

By: /s/ Kevin D. Irwin, Jr.
Name: Kevin D. Irwin, Jr.
Title: CEO of Managing Member

HIRO CAPITAL SCSP I

By: /s/ Luke Alvarez
Name: Luke Alvarez
Title: Partner

GHOST ANGEL LLC

By: /s/ Adam Draper
Name: Adam Draper
Title: Managing Member

BOOST VC FUND 4, LP

By: Boost VC Fund 4 Partners LLC

By: /s/ Adam Draper
Name: Adam Draper
Title: Managing Director

THE KIRKMAN FAMILY 2014 TRUST UNDER TRUST AGREEMENT DATED OCTOBER 27, 2014

By: /s/ Robert Kirkman
Name: Robert Kirkman
Title: Trustee

THE PEANUT & POOKIE FAMILY TRUST UNDER TRUST AGREEMENT DATED MAY 30, 2012

By: /s/ David Alpert
Name: David Alpert
Title: Trustee

THE GOLDMAN/GROSS FAMILY TRUST DATED NOVEMBER 8, 2022

By: /s/ Jon Goldman
Name: Jon Goldman
Title: Trustee

COM2US CORPORATION

By: /s/ Jae-Kwan Nam
Name: Jae-Kwan Nam
Title: Chief Executive Officer

<u>EXHIBIT A</u>

Sixth Amended and Restated Operating Agreement, as amended

(see attached)

EXHIBIT D

Certificate of Formation of Skybound Holdings CF Investors SPV 2, LLC

(*See Attached*)

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF
SKYBOUND HOLDINGS CF INVESTORS SPV 2, LLC

This Certificate of Formation is being executed as of April 17, 2026 for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act (the "Delaware Act").

The undersigned, being duly authorized to execute and file this Certificate of Formation, does hereby certify as follows:

1. Name. The name of the limited liability company is Skybound Holdings CF Investors SPV 2, LLC (the "Company").

2. Registered Office and Registered Agent. The Company's registered office in the State of Delaware is located at 2140 S Dupont Highway, Camden, Delaware 19934, County of Kent. The registered agent of the Company for service of process at such address is Paracorp Incorporated.

IN WITNESS WHEREOF, an authorized person has duly executed this Certificate of Formation on the 17th day of April, 2026.

By: /s/ DocuSigned by: [signature] 0E8B62E0FE2E48A...

Name: David Alpert

Title: Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:48 AM 04/21/2026
FILED 11:48 AM 04/21/2026
SR 20261929351 - File Number 10593064

EXHIBIT E

Operating Agreement of Skybound Holdings CF Investors SPV 2, LLC

(*See Attached*)

LIMITED LIABILITY COMPANY AGREEMENT

OF

SKYBOUND HOLDINGS CF INVESTORS SPV 2, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of Skybound Holdings CF Investors SPV 2, LLC, a Delaware limited liability company (the "**Company**") is entered into as of April 21, 2026 by and among the Company, Skybound Holdings LLC (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Skybound Holdings LLC (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 Name. The name of the Company is Skybound Holdings CF Investors SPV 2, LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 9570 West Pico Boulevard, Los Angeles, CA 90035 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 Purpose; Powers.

(a) The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act; specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b) If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by Applicable Law.

Section 1.06 Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07 Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01 Members. The official register of Members, including the names, mailing addresses, and Interests of the Members, is maintained by the Transfer Agent (as defined below), in its capacity as transfer agent for the Company. The Transfer Agent shall maintain and update the register of Members upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. Members may only be natural persons.

Section 2.02 Capital Contributions; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the register of Members maintained by the Transfer Agent. No Member is required to make additional Capital Contributions to the Company.

(b) No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement in a form acceptable to the Company. Upon the updating of the register of Members by the Transfer Agent and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04 No Withdrawal; Death of Member.

(a) So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05 Certification of Interests.

(a) The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b) Interests shall be reflected in the books and records of the Company as Units.

(c) If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06 Meetings.

(a) To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager or by Members holding at least 75% of the Interests.

(b) Written notice stating the electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s)

calling the meeting, as the case may be. The Members may only hold meetings by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c) Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07 Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Section 2.08 Voting of Securities. Whenever any matter is submitted to a vote of the holders of the Securities at the Crowdfunding Issuer level, the Manager shall promptly call a corresponding vote of the Members of the Company with respect to such matter. The Manager shall provide the Members with reasonable notice of such vote, together with all information provided to the Company by the Crowdfunding Issuer in connection with such vote. The Manager shall cause the Securities held by the Company to be voted at the Crowdfunding Issuer level in accordance with the votes cast by the Members at the Company

level, on a pro rata basis corresponding to each Member's Interest. For the avoidance of doubt, if the Members cast votes both for and against a particular matter, the Manager shall vote the Securities held by the Company in the same proportion as the votes cast by the Members. Members who do not cast a vote with respect to any matter submitted to a vote pursuant to this Section 2.08 shall be deemed to have abstained, and the Manager shall not vote the portion of the Securities corresponding to such abstaining Members' Interests.

ARTICLE III – MANAGEMENT

Section 3.01 Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02 Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, direct the Transfer Agent to update the register of Members following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b) Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c) Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle. Notwithstanding any other provision of this Agreement, no Member shall have any right to act, or to cause the Company to act, in any manner that would, in the opinion of the Manager, cause the Company to lose its exemption from the Investment Company Act under Rule 3a-9 thereof, and any such action or attempted action shall be void and of no effect.

Section 3.03 Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a) Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b) Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d) Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04 Crowdfunding Vehicle Compliance. The Manager shall ensure that the Company performs all actions necessary to remain in compliance with Rule 3a-9 under the Investment Company Act and to maintain the Company's status as a "crowdfunding vehicle." In furtherance of this obligation, the Manager shall ensure that: (i) the Company receives a written undertaking from the Crowdfunding Issuer to fund or reimburse all expenses associated with the Company's formation, operation, or winding up; (ii) the Company receives no compensation other than Securities issued by the Crowdfunding Issuer in exchange for the capital raised through the Regulation Crowdfunding offering; and (iii) any compensation paid to any Person operating the Company is paid solely by the Crowdfunding Issuer.

Section 3.05 Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.06 Replacement and Resignation of Manager. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The resignation of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.07 Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01 Allocation of Profits and Losses.

(a) All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations

Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01 Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01 General Restrictions on Transfer.

(a) No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d) Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e) For the avoidance of doubt, any Transfer of an Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02 Further Restrictions on Transfer.

(a) During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i) To the Crowdfunding Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act; or

(iv) To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01 No Personal Liability: Members; Manager.

(a) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02 Indemnification.

(a) To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to,

the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case, as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c) For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01 Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate records required to be provided to Members pursuant to Applicable Law. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 Tax Matters Representative.

(a) Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event, and shall resign if it is no longer the Manager. In the event of the resignation of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) US Federal Tax Proceedings. To the extent permitted by Applicable Law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which Applicable Law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code.

(e) Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of its responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04 Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05 Reports under Regulation Crowdfunding.

(a) The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b) The Manager will cause the prompt distribution or notification of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of 75% of the Interests;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c) Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d) The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03 Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – DEFINITIONS

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on April 21, 2026.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, Skybound Holdings LLC, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Common Interests) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transfer Agent**" means Colonial Stock Transfer Company, Inc., or such other registered transfer agent as may be designated by the Manager from time to time.

(q) "**Transferor" and "Transferee**" mean a Person who makes or receives a Transfer, respectively.

(r) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege

hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company: c/o Skybound Holdings LLC
9570 West Pico Boulevard
Los Angeles, CA 90035
Email: legalish@skybound.com
Attention: Legal Department of Skybound Holdings LLC

If to the Manager: 9570 West Pico Boulevard
Los Angeles, CA 90035
Email: legalish@skybound.com
Attention: Legal Department

If to a Member: To the Member's respective mailing address as set forth in the register of Members maintained by the Transfer Agent.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, (a) updates to the register of Members may be made by the Transfer Agent at the direction of the Manager in accordance with Section 3.02(a), and (b) no amendment or modification shall be effective if, in the opinion of the Manager, such amendment or modification would cause the Company to lose its exemption from the Investment Company Act under Rule 3a-9 thereof.

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

SKYBOUND HOLDINGS CF INVESTORS SPV 2, LLC

By: Skybound Holdings LLC, a Delaware limited liability company,

Its Manager

DS

DocuSigned by:

By: ______________________
0E8B62E0FE2E48A...

Name: David Alpert

Title: CEO

[SIGNATURE PAGE TO SKYBOUND HOLDINGS CF INVESTORS SPV 2, LLC OPERATING AGREEMENT]

<u>EXHIBIT F</u>

Financial Statements of the Co-Issuers

(*See Attached*)

Independent Auditors' Report

To the Board of Directors and Members of
Skybound Holdings, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Skybound Holdings, LLC and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

/s/ Baker Tilly US, LLP
April 30, 2026
Los Angeles, CA

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

For the years ended December 31,	**2025**	**2024**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 23,079	$ 17,098
Crypto asset held for operations	131	881
Accounts receivable, net of allowance of $229 thousand and $775 thousand as of December 31, 2025 and 2024, respectively	5,607	7,123
Unbilled receivables	6,611	5,552
Due from related parties	794	—
Inventories	2,986	3,632
Software development costs, net	23,949	50
Web development costs, net	4	63
IP development costs, net	1,607	1,047
Contract costs to related parties	764	1,039
Prepaid expenses and other current assets	2,804	2,658
Total current assets	**68,336**	**39,143**
Property and equipment, net	1,048	1,093
TV development costs, net	8,856	9,639
Software development costs, net	—	8,280
Web development costs, net	251	251
IP development costs, net	1,615	1,615
Non-current due from related parties	9,988	8,794
Equity-method investment	1,706	7,876
Investments, at cost	3,495	2,572
Operating lease right-of-use assets	3,841	5,340
Goodwill	30,132	25,851
Intangible assets, net	10,697	1,959
Deferred tax assets	—	8,572
Other non-current assets	3,844	3,919
Total assets	**$ 143,809**	**$ 124,904**
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 3,463	$ 4,736
Distributed product payable	702	586
Due to related parties	—	115
Accrued liabilities	31,404	15,734
Lease liabilities, short-term	1,764	1,573
Accrued royalties to related parties	2,174	2,036
Notes payable	10,126	6,500
Deferred revenue, short-term	14,613	8,161
Contingent liability, short-term	2,404	—
Income tax liabilities	74	181
Other current liabilities	1,516	168
Total current liabilities	**68,240**	**39,790**
Deferred revenue, long-term	121	683
Lease liabilities, long-term	2,169	3,892
SAFE Investment, net	5,008	4,565
Other non-current liabilities	3,152	996
Total liabilities	**78,690**	**49,926**

Commitments and contingencies (Note 21)

Equity:		
Preferred units: aggregate liquidation preference of $43,796 thousand	43,811	43,811
Common units	23,069	22,590
Treasury units	(500)	(500)
Additional paid-in capital	17,867	7,802
Accumulated other comprehensive loss	(464)	(1,450)
Accumulated deficit	(38,909)	(17,987)
Members' equity	**44,874**	**54,266**
Non-controlling interest	20,245	20,712
Total equity	**65,119**	**74,978**
Total liabilities and equity	**$ 143,809**	**$ 124,904**

See accompanying Notes.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(in thousands, except units and per unit data)

For the years ended December 31,	2025	2024
Revenue	$ 111,832	$ 100,880
Cost of revenue	(62,237)	(65,815)
Gross profit	**49,595**	**35,065**
Sales and marketing	(10,748)	(6,141)
General and administrative	(40,289)	(29,731)
Research and development	(6,468)	(14,970)
Impairment on goodwill	—	(12,891)
Total operating expenses	**(57,505)**	**(63,733)**
Loss from operations	**(7,910)**	**(28,668)**
Other income (expense)		
Interest income	529	333
Interest expense	(991)	(707)
Foreign currency exchange (loss) gain	(57)	115
Remeasurement of co-financing liability	(5,446)	—
Change in fair value of derivative	(443)	(945)
Gain on equity method investments	245	830
Other non-operating income (expense)	2,707	(1,172)
Total other income (expense)	**(3,456)**	**(1,546)**
Loss before income taxes	**(11,366)**	**(30,214)**
Income tax (expense) benefit	(8,756)	2,205
Net loss	**$ (20,122)**	**$ (28,009)**
Net gain (loss) attributable to non-controlling interests	51	(456)
Net loss attributable to members	(20,173)	(27,553)
Other comprehensive income (loss):		
Foreign currency translation gain (loss)	986	(2,207)
Total comprehensive loss	**$ (19,136)**	**$ (30,216)**
Comprehensive loss attributable to non-controlling interests	51	(456)
Comprehensive loss attributable to members	(19,187)	(29,760)
Loss per Common Unit, basic	$ (5.85)	$ (6.19)
Loss per Common Unit, diluted	$ (5.85)	$ (6.19)
Weighted average shares outstanding - basic	3,449,828	4,453,780
Weighted average shares outstanding - diluted	3,449,828	4,453,780

See accompanying Notes.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members' Equity

(in thousands)

	Preferred units	Common units	Treasury units	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Members' equity	Non-controlling Interests	Total equity
Balance at January 01, 2025	**43,811**	**22,590**	**(500)**	**7,801**	**(17,986)**	**(1,450)**	**54,266**	**20,712**	**74,978**
Issuance	—	465	—	—	—	—	465	—	465
Equity issued in connection with acquisition	—	—	—	2,552	—	—	2,552	—	2,552
Vested warrants	—	—	—	3,047	—	—	3,047	—	3,047
Exercise of incentive interest	—	14	—	—	—	—	14	—	14
Equity-based compensation	—	—	—	4,467	—	—	4,467	—	4,467
Cumulative-effect adjustment upon adoption of new accounting guidance (Note 11)	—	—	—	—	(750)	—	(750)	—	(750)
Transfer from dissolution of subsidiary	—	—	—	—	—	—	—	(518)	(518)
Foreign currency translation	—	—	—	—	—	986	986	—	986
Net loss	—	—	—	—	(20,173)	—	(20,173)	51	(20,122)
Balance at December 31, 2025	**43,811**	**23,069**	**(500)**	**17,867**	**(38,909)**	**(464)**	**44,874**	**20,245**	**65,119**

	Preferred units	Common units	Treasury units	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Members' equity	Non-controlling Interests	Total equity
Balance at January 01, 2024	**43,811**	**21,895**	**(500)**	**5,111**	**9,674**	**757**	**80,748**	**21,168**	**101,916**
Issuance	—	184	—	—	—	—	184	—	184
Redemption	—	—	—	—	(108)	—	(108)	—	(108)
Units issued for warrants	—	485	—	—	—	—	485	—	485
Exercise of incentive interest	—	26	—	(70)	—	—	(44)	—	(44)
Equity-based compensation	—	—	—	2,761	—	—	2,761	—	2,761
Foreign currency translation	—	—	—	—	—	(2,207)	(2,207)	—	(2,207)
Net loss	—	—	—	—	(27,553)	—	(27,553)	(456)	(28,009)
Balance at December 31, 2024	**43,811**	**22,590**	**(500)**	**7,802**	**(17,987)**	**(1,450)**	**54,266**	**20,712**	**74,978**

See accompanying Notes

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

For the years ended December 31,	2025	2024
Operating Activities:		
Net loss	$ (20,122)	$ (28,009)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	12,456	7,676
Transfer from dissolution of subsidiary	(518)	—
Impairment on goodwill	—	12,891
Gain on equity method investment	(308)	(830)
Gain on sale of applications	(2,240)	—
Unrealized gain	—	(33)
Impairment of software	192	2,128
Impairment of tv/film	796	625
Impairment of IP	145	—
Change in fair value of derivative	443	945
Remeasurement of co-financing liability	5,446	—
Gain on foreign currency exchange rates	(57)	(115)
Equity compensation	4,467	2,761
Deferred income taxes	8,649	(2,627)
Changes in operating assets and liabilities:		
Accounts receivable, net	2,580	7,143
Unbilled receivable	(984)	(229)
Distributions receivable	—	212
Inventories	646	(206)
Prepaid expenses and other assets	786	(2,441)
Software development costs	(16,084)	(5,923)
Website development costs, net	(4)	(413)
TV development costs, net	(5,993)	(6,424)
IP development costs, net	(2,051)	(1,519)
Contract costs to related parties	160	(335)
Accounts payable	(1,384)	2,572
Lease liabilities	(1,966)	(1,931)
Distributed product payable	115	(19,264)
Accrued liabilities	(2,279)	6,900
Accrued royalties to related parties	137	(419)
Deferred revenue	2,645	(4,951)
Income tax liabilities	(106)	(327)
Other current and non-current liabilities	538	(34)
Net cash used in operating activities	**$ (13,895)**	**$ (32,177)**
Investing Activities:		
Purchase of property and equipment	(334)	(474)
Purchase of intangible assets	(189)	(92)
Purchases of investments	(45)	—
Cash paid for deferred payments from business combination	(2,535)	—
Proceeds from sale of applications	2,520	—
Proceeds from sale of equity method investment	4,000	—
Cash consideration for business combinations, net of cash acquired	(3,774)	—
Return on investment	86	20
Net cash used in investing activities	**$ (271)**	**$ (546)**
Financing Activities:		
Proceeds from line of credit, net of repayments	3,500	6,500
Proceeds from notes payable, net of repayments	126	—
Proceeds from Regulation A	465	184

Redemptions of common units		—		(108)
Proceeds from issuance of warrants		—		485
Proceeds from co-financing arrangement		15,000		—
SAFE Investment		—		620
Options exercise		14		(44)
Net cash provided by financing activities	**$**	**19,105**	**$**	**7,637**
Effect of exchange rate changes on cash and cash equivalents		1,042		(2,091)
Net increase (decrease) in cash and cash equivalents		**5,981**		**(27,177)**
Cash and cash equivalents, beginning of year		17,098		44,275
Cash and cash equivalents, end of year	$	23,079	$	17,098

See accompanying Notes.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

1. Organization and nature of business

Skybound Holdings LLC, a Delaware limited liability company formed on December 14, 2016, and its subsidiaries (collectively, the "Company"), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies serving customers worldwide.

2. Summary of significant accounting policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Bumbio LLC, Dark Stories, LLC, Viltrumite Pants, LLC, This is JoJo, LLC, Anime Productions LLC , Blah Blah Boys, LLC, Tea Hot LLC, Shoe Leather Digital, Inc., Skybound Game Studios, Inc., Skybound Games Europe B.V., Skybound Games UK Limited, Skybound Interactive, LLC, Skybound Japan K.K., and Skybound, LLC and are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

On February 4, 2025, the Company acquired 100% of Maple Media, LLC, a limited liability company organized in California, and its six subsidiaries: Do More Mobile, LLC, a limited liability company organized in California; Maple Media Apps, LLC, a limited liability company organized in California; Stocks, LLC, as limited liability company organized in California; Super Basic, LLC, a limited liability company organized in California; Super Software, LLC, a limited liability company organized in California; and 9368-0148 Quebec Inc., a corporation formed in Quebec, Canada (collectively, "Maple Media").

On April 16, 2025, the Company, through Bumbio LLC, acquired 100% of Nine Four Entertainment Inc, a corporation formed in Nevada. Nine Four Entertainment is a leading creator and influencer talent management company. In June 2025, the Company, through Nine Four Entertainment Inc, formed Nine Four Ventures LLC, a brand development company.

The Company, directly or through its subsidiaries, has majority owned subsidiaries including the accounts of Skybound Galactic, LLC, Spacebound, LLC, Superform, LLC, IBO, LLC, Skybound Music Publishing LLC, Skybound Music Recordings LLC, 5th Planet Games A/S, 5th Planet Games GmbH, Sagafilm ehf., and its 13 wholly owned subsidiaries listed in Item 1. (Sagafilm). The ownership interests not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

In November 2025, the Company formed two wholly owned subsidiaries, AmCon, LLC and Cuddle Post LLC. These entities are included in the consolidated financial statements as of their respective dates of formation.

In the year ended December 31, 2025, the Company dissolved its majority owned subsidiaries, Skybound Galactic, LLC and Superform, LLC, and its wholly owned subsidiaries, Stocks, LLC, and Super Software, LLC.

Collectively, all the companies above are referred to as the "Company" throughout these consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company leases office space from Blueberry & Chicken, LLC (B&C), a related party owned by two members of the Company and from Spicy Sauce, LLC (Spicy), a related party owned by three members of the Company. The Company consolidates all entities in which the Company holds a controlling financial interest. The Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees' operating and financial decisions. For Variable Interest Entities (VIE), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary of the entity. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity's economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company has a variable interest in B&C and Spicy through a loan guarantee (see Note 20). The Company does not consolidate B&C and Spicy, as it does not have the power to direct activities that most significantly impact the economic performance of B&C and Spicy, nor does the Company have the obligation to absorb losses or rights to receive benefits. As of December 31, 2025, the Company's maximum exposure to loss from its involvement with these VIEs is limited to the outstanding amounts guaranteed under these loan agreements, totaling $2,686 thousand.

The Company formed Skybound Holdings CF Investors SPV, LLC (the "SPV") in connection with the 2025 CF Offering (as defined below). The Company controls the SPV through its ability to direct the SPV's operations and decision-making activities, including the management of assets and execution of offering structure. Accordingly, the SPV is consolidated in the Company's financial statements and is not a VIE.

The Investors in the SPV hold variable interests in the SPV and bear substantially all the economic risks and rewards of the SPV. The Company does not have an obligation to absorb losses of the SPV beyond its involvement in the normal course of business.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to conform to the current year's presentation.

Recently Adopted Accounting Standards:

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose additional information about significant segment expenses and other segment items on both an interim and annual basis. The guidance also clarifies that public entities with a single reportable segment are subject to the same disclosure and reconciliation requirements under ASC 280, *Segment Reporting* (ASC 280) on both an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2025. Adoption of this standard resulted in enhanced segment disclosures, as described in Segment and Geographic Information (Note 23) to the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, *Accounting for and Disclosure of Crypto Assets* (Subtopic 350-60), which requires certain crypto assets to be measured at fair value with changes recognized in net loss. The guidance also requires separate presentations and enhanced disclosures. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-08 during the year ended December 31, 2025. Adoption of this standard resulted in additional disclosures, as described in Crypto Assets (Note 11 and 17) to the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). ASU 2023-09 requires entities to disclose specific rate reconciliations, amount of income taxes separated by federal and individual jurisdiction, and the amount of income (loss) from continuing operations before income tax expense (benefit) disaggregated between federal, state, and foreign. The new standard is effective for the Company for its annual periods beginning January 1, 2025, with early adoption permitted. The Company adopted ASU 2023-09 effective as of January 1, 2025 on a prospective basis, and has included the new tax disclosure requirements within our Form 1-K. Refer to Note 24 – Income Taxes, for further information.

Recently Issued Accounting Standards:

On November 4, 2024, the Financial Accounting Standards Board (FASB) issued ASU No. 2024-03, Expense Disaggregation Disclosures (ASU 2024-03). ASU 2024-03 amends ASC 220, Comprehensive Income, to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is evaluating the impact of adopting the standard on the Consolidated Financial Statements.

On September 18, 2025, the FASB issued ASU No. 2025-06, Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). ASU 2025-06 amends ASC 350-40, Intangibles-Goodwill and Other-Internal Use Software, to reflect that software is not always developed in a linear manner, removing all references to development stages and adding new guidance on how to evaluate whether the probable-to-complete threshold has been met. ASU 2025-06 is required to be adopted for fiscal years commencing after December 15, 2027, with early adoption permitted. ASU 2025-06 allows for a prospective, retrospective, or modified transition approach to adoption, based on the status of the project and whether software costs were capitalized before the date of adoption. The Company is evaluating the impact of adopting the standard on the Consolidated Financial Statements.

Noncontrolling Interests: The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of ASC 810, *Consolidation* (ASC 810), which requires that noncontrolling interests be reported as a separate component of equity and that net loss attributable to the noncontrolling interests and net loss attributable to the members of the Company be presented separately on the consolidated statements of comprehensive loss.

Operating Segments: The Company operates as one operating segment. Revenues are primarily derived from developing and commercializing intellectual property. See Note 23, Segment and Geographic Information, in the accompanying notes to our consolidated financial statements for further detail.

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the years then ended. Significant estimates affecting the consolidated financial statements, capitalization and recovery of development costs, such as the allowance for doubtful

accounts, reserve for excess and obsolete inventories, certain accrued expenses, valuation of equity related grants, derivative assets, estimates related to revenue recognition when recognition is based on the inputs/time spent on the project and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (ASC 606). ASC 606 outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1. Identify the Contract(s) with a Customer
2. Identify the Performance Obligations in the Contract
3. Determine the Transaction Price
4. Allocate the Transaction Price to the Performance Obligations in the Contract
5. Recognize Revenue

The Company recognizes revenue at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products or services are transferred to its customers.

The Company generates revenue from the following sources:

Product Sales: The sales of physical and digital products are earned by the Company based on a predetermined sales price. The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.

Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company's IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.

Production, marketing, and talent management services: Services revenues are fixed and determinable and earned by the Company based on a predetermined contractual amount. The service is delivered to customers throughout the production schedule in exchange for a stated rate, and revenue is recognized over time based on the percentage of completion, measured by actual costs incurred. After production is completed, the Company does not have remaining performance obligations related to producing services. In certain cases, the Company also provides talent management services in which it acts as a manager and recognizes commission income as service revenue at the time the underlying transaction occurs.

The Company generates revenue from mobile applications, including subscription and in-app purchase arrangements. Subscription revenue is recognized ratably over the subscription term as the services are provided. In-app purchases and other non-subscription digital sales are recognized at the point in time when the customer obtains control or derived benefit from the purchased content.

Contract assets are recorded when revenue has been earned for satisfied performance obligations, but the related invoice has not yet been issued. These amounts are classified as 'unbilled receivables' on the consolidated balance sheets. Contract liabilities arise when the Company receives payment or has an unconditional right to receive payment before transferring goods or services. These amounts are presented as 'Deferred revenue' and are recognized as revenue when the related performance obligations are satisfied. Contract assets and liabilities are assessed on a contract-by-contract basis and reclassified when billing occurs, or obligations are fulfilled.

Payment for product sales is typically due upon delivery or shortly thereafter (net 30 terms). Licensing agreements generally require upfront payments or milestone-based payments with no significant financing component. Production services are billed based on contractual milestones and are due upon invoice, with standard payment terms (net 30). No material financing components are embedded in contracts. The Company does not provide warranties or other post-sale service obligations in connection with its products or services. Accordingly, no warranty liabilities have been recognized.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Accounts Receivable, Loans Receivable and Allowance for Credit Losses: Accounts receivable is stated at amounts due from customers, net of an allowance for expected credit losses. The Company generally does not require collateral. Allowance for credit risk for accounts receivables is established based on various factors including credit profiles of our customers, historical payments and current economic trends. We review the allowance for accounts receivables by assessing individual accounts receivable over a specific age and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect the collectability. Accounts receivables are written-off on a case-by-case basis, net of any amounts that may be collected. If our estimate of uncollectible accounts is too low, credit loss expense may increase in future periods, and if it is too high, credit loss expense may decrease in future periods.

The Company's top five customers account for the substantial majority of accounts receivable and are considered to present minimal credit risk. One customer, which accounts for approximately 95% of the Company's production activities, has an established history of timely payments. Other key counterparties operate under structured arrangements or act as intermediaries with consistent remittance histories. Receivables from smaller, independent retailers represent less than 1% of total revenue, and any potential defaults in this segment are not expected to have a material impact on the consolidated financial statements. For loans due from related parties, the Company assessed collectability evaluating each borrower's creditworthiness, including consideration of common interest appreciation rights (CIARS) and current income levels. Based on this analysis, no allowance was deemed necessary. The Company will continue to monitor both customer-specific and macroeconomic factors and will adjust its estimate of expected credit losses if conditions materially change.

Loans receivables are stated at outstanding principal amounts, net of an allowance for expected credit losses. The allowance is based on management's evaluation of the borrower's financial condition, repayment history, the nature of the relationship, and other relevant factors. These loans are reviewed individually due to their unique terms and relationships. Expected credit losses are recognized based on historical experience, current conditions, and forecasts affecting collectability.

Interest income on loans and trade receivables is recognized based on the stated interest rate and terms of the individual agreements. Fees and direct costs associated with originating loans are evaluated individually and, when significant, are deferred and amortized over the life of the loan as an adjustment to interest income. Insignificant amounts may be recognized as incurred.

Financial Instruments and Concentrations of Business and Credit Risk: Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company's accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentration. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for credit losses when these receivables become uncollectible. As of December 31, 2025, the Company had two customers that accounted for more than 10% of the Company's receivable balances. As of December 31, 2024, two customers accounted for more than 10% of the Company's receivable balances. The loss of any customer would not have a significant impact on the Company's operations.

Inventories: Inventories consisting of inventory components and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates weighted average cost. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation. Depreciation on property and equipment is recognized on a straight-line basis.

Property and equipment	**Useful lives**
Leasehold improvements	Lesser of lease life or asset life
Furniture, equipment and vehicles	Three to fifteen years

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation applicable to retired assets are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statements of comprehensive loss for that period.

Impairment of Long-Lived Assets: The Company accounts for the impairment and disposition of long-lived assets in accordance with ASC Subtopic 360-10-35, *Property, Plant, and Equipment – Overall – Subsequent Measurement* (ASC 360). In accordance with ASC 360, the Company reviews its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount the carrying value of the asset exceeds its fair value. In addition, the Company evaluates goodwill for impairment in accordance with ASC 350, *Intangibles-Goodwill and Other* (ASC 350). Goodwill is tested at least annually, or more frequently if a triggering event occurs. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill. For the years ended December 31, 2025, and December 31, 2024, impairment losses of $0 and $12,891 thousand, were recognized, respectively.

Software Development Costs: Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, capitalization may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to achieving technological feasibility, we expense the amounts as part of research and development costs. Capitalized costs for products that have been released are cancelled or expected to be abandoned are charged to cost of revenue. If a software project is cancelled or determined to be no longer commercially viable before it reaches general release, the related capitalized costs are expensed immediately as a loss on investment. Management classifies software costs as current based on the determination that those costs will be realized within 12 months from the consolidated balance sheets date. For the years ended December 31, 2025 and 2024, the Company recognized software impairment charges of $192 thousand and $2,128 thousand, respectively.

Capitalized software development costs are stated at amortized cost. Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue or expected life, whichever is greater. Our software development costs are generally amortized in full within 36 months.

Film and TV Costs: Film and Television costs include all direct costs incurred in the creation and production of content, including costs related to story, development, pre-production, production, and post-production. In accordance with ASC 926, *Entertainment-Films* (ASC 926) costs are capitalized when the project is determined to have probable future economic benefit. Capitalized costs are amortized using the individual-film-forecast method (Ultimate method), whereby each title is amortized in proportion to the ratio of current period actual revenues to estimated ultimate revenues. Estimated ultimate revenues are reassessed quarterly or as changes in market conditions or performance trends warrant. Amortization begins when a project is released, and revenue is first recognized. Projects are evaluated for impairment at the individual-film level when indicators suggest the carrying amount is not recoverable from expected future cash flows. For the years ended December 31, 2025 and 2024, the Company recognized impairment of tv/film charges of $329 thousand and $625 thousand, respectively.

IP Development Costs: The Company capitalizes and amortizes the cost associated with its trademarks, patents, and copyrights. IP development costs are amortized beginning on the date the asset is available for its intended use, which would generally be the regulatory approval date. The costs are generally amortized over the term of the license not to exceed 10 years. For the years ended December 31, 2025 and 2024, the Company recognized IP impairment charges of $145 thousand and $0, respectively.

Equity-Method Investments: Investments that we do not consolidate but in which we have significant influence over the operating and financial policies of the investee are classified as equity method investments and are accounted for using the equity method of accounting. In applying the equity method of accounting, investments are initially recorded at cost and are subsequently adjusted based on our proportionate share of net loss or loss of the investee, net of any distributions received from the investee.

The Company classifies distributions received from equity method investees using the cumulative earnings approach. Under this approach, distributions received are classified as operating cash flows to the extent of cumulative equity in earnings, and as investing cash flows for any excess.

Investments, at cost: In accordance with ASC 321-10, *Investments – Equity Securities* (ASC 321), investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an

annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of comprehensive loss. For the years ended December 31, 2025 and 2024, the Company recognized investment impairment of $72 thousand and $0, respectively.

Derivative Instruments: The Company accounts for free-standing derivative instruments in accordance with ASC 815, *Derivatives and Hedging* (ASC 815), which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheets at fair value. All derivative financial instruments are recorded in the consolidated balance sheets at fair value with any change in fair value recorded in the consolidated statements of comprehensive loss in the period of change.

Cash flows associated with derivative instruments are classified in the consolidated statements of cash flows based on the nature of the underlying instruments. Cash receipts and payments related to derivative instruments are generally classified within operating activities, unless associated with financing arrangements, in which case such cash flows are classified within financing activities. Changes in the fair value of derivative instruments recognized in earnings are non-cash in nature and are included as adjustments to reconcile net loss to net cash provided by (used in) operating activities.

Fair-Value of Financial instruments: The Company accounts for fair value measurements in accordance with ASC 820, *Fair Value Measurement* (ASC 820). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The carrying amounts of cash, crypto assets held for operations (USDC), accounts receivable, accrued liabilities and accounts payable approximate fair value because of the short maturity and high liquidity of these instruments.

The Company's financial instruments measured at fair value on a recurring basis as of December 31, 2025, and 2024 are summarized below:

(in thousands)

For the years ended December 31,	**Fair value level**	**2025**	**2024**
SAFE Instruments	Level 3	$ 5,008	$ 4,565
Contingent Earnouts (Maple Media Acquisition)	Level 3	$ 3,562	$ —
Crypto Assets (XPLA Tokens)	Level 3	$ —	$ 750

These valuations require significant judgment. The Company's financial instruments measured at fair value on a recurring basis include Simple Agreements for Future Equity (SAFEs), contingent earnouts related to Maple Media acquisition, and crypto assets (XPLA tokens), which are classified as Level 3 due to significant unobservable inputs used in their valuation (see Note 17).

Deferred Issuance Costs: Deferred issuance costs paid in connection with obtaining long-term financing are capitalized and amortized using the straight-line method, which approximates the effective-interest method, over the term of the related financing. The Company complies with the requirements of ASC 340, *Other Assets and Deferred Costs* (ASC 340), with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Financial Instruments: The Company evaluates financial instruments issued for potential classification under ASC 480, *Distinguishing Liabilities from Equity* (ASC 480).

SAFE Instruments: The Company issued SAFEs that are classified as liability instruments under ASC 815. These instruments are measured at fair value at issuance and at each subsequent reporting period, with changes in fair value recognized in the

consolidated statements of comprehensive loss. In April 2024, the Company also issued Crowd SAFE instruments in connection with a Regulation CF offering. These instruments are accounted for similarly to other SAFE liabilities and are measured at fair value. Cash Flows Proceeds from SAFEs are classified as financing activities in the consolidated statement of cash flows. Changes in the fair value of SAFEs are included in non-operating other income (expense) activities**.**

Leases: In February 2016, the FASB issued ASU No. 2016-02 (ASC 842), Leases, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements as assets and liabilities on the consolidated balance sheets. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

Certain leases contain options to extend the lease term. The Company evaluates these options and includes them in the lease term only when it is reasonably certain the options will be exercised. None of the Company's leases include residual value guarantees. The Company's lease agreements do not contain significant restrictions or covenants. Management applies judgment in determining lease classification and measuring lease liabilities, including assessing whether contracts contain a lease, identifying lease and non-lease components, and determining the appropriate discount rate based on the Company's incremental borrowing rate.

Advertising: Advertising costs are expensed as incurred and amounted to $4,679 thousand and $816 thousand for the years ended December 31, 2025, and 2024, respectively. Advertising costs are included in sales and marketing expenses in the accompanying consolidated statements of comprehensive loss.

Selling Expenses: Selling expenses consist primarily of sales commissions and allocated personnel costs related to sales staff. These expenses are directly associated with efforts to generate revenue and promote the Company's products and services.

Equity Incentive Plan: During 2019, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to employees, consultants and board members. The incentive interests are subject to vesting over time or are based on the Company's financial performance. ASC 718, *Compensation – Stock Compensation* (ASC 718), requires that all equity-based payments to employees and board members be recognized in the consolidated statements of comprehensive loss over their service period based on the fair value of those awards on the grant date, as calculated using an option valuation model. The service period generally coincides with the vesting period. The Company issued 74,066 and 130,355 grants during the years ended December 31, 2025, and 2024, respectively.

Foreign Currency Matters: The functional currency of the Company is the United States Dollar. The functional currency of Skybound Games Europe BV is the Euro and Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The functional currency of 5th Planet Games is the Danish Krone. The functional currency for Sagafilm is Icelandic Krona. The functional currency of 9368-0148 Quebec Inc., is the Canadian Dollar. The financial statements of the Company's subsidiaries were translated to United States Dollars in accordance with ASC 830, *Foreign Currency Translation Matters* (ASC 830), using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of comprehensive loss.

Income Taxes: The Company's operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flow to the members of those entities.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The Company's policy is to classify interest and penalties related to income tax matters, if incurred, as a component of income tax expense. No interest or penalties have been accrued for the years ending December 31, 2025 and 2024.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in ASC 740, *Income Taxes* (ASC 740) which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority.

Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the year ended December 31, 2025, and 2024.

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years, and no examinations are currently pending.

Sales Taxes: Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

VAT Taxes: The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

Delivery Costs: All costs of delivery are included in Cost of revenue. Delivery costs were $7,621 thousand and $3,355 thousand for the years ended December 31, 2025, and 2024, respectively.

Goodwill: The Company may recognize goodwill on the acquisition date on an investment in which a controlling interest is obtained. Goodwill is the excess of the consideration transferred, the fair value of any noncontrolling interest in the acquiree, the fair value of any previously held equity interest in the acquiree, less the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Business Combinations: The Company accounts for all transactions that represent business combinations using the acquisition method of accounting under ASC 805, *Business Combinations* (ASC 805). Per ASC 805, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity are recognized and measured at their fair values on the date an entity obtains control of the acquiree. Such fair values that are not finalized for reporting periods following the acquisition date are estimated and recorded as provisional amounts. Adjustments to these provisional amounts during the measurement period (defined as the date through which all information required to identify and measure the consideration transferred, the assets acquired, the liabilities assumed, and the noncontrolling interests obtained, limited to one year from the acquisition date) are recorded when identified. Goodwill is determined as the excess of the fair value of the consideration exchanged in the acquisition over the fair value of the net assets acquired.

Going concern: In accordance with ASC 205-40, *Presentation of Financial Statements—Going Concern*, management evaluates, on an annual basis, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Management's evaluation is based on relevant conditions and events that are known and reasonably knowable as of the date the consolidated financial statements are issued. When management identifies such conditions or events, it considers whether its plans intended to mitigate those conditions or events will alleviate the substantial doubt. The mitigating effect of management's plans is considered to the extent that (1) it is probable the plans will be effectively implemented, and (2) it is probable the plans will mitigate the conditions or events raising the substantial doubt. Management evaluated the Company's liquidity position, including its cash on hand, projected cash flows from operations, and expected obligations, as of the issuance date of the consolidated financial statements. Based on this evaluation, management determined that the Company has sufficient liquidity to meet its obligations as they come due for at least one year from the issuance date. Accordingly, management concluded that there are no conditions or events that raise substantial doubt about the Company's ability to continue as a going concern.

3. Business Combinations

On February 4, 2025, the Company completed the acquisition of 100% of the membership interests of Maple Media, LLC, a mobile app publishing company, and its wholly owned subsidiaries (collectively, "Maple Media"). The acquisition was accounted for as a business combination under ASC 805, *Business Combinations* (ASC 805), with Skybound Holdings, LLC, identified as the acquirer. Transaction costs incurred in connection with the acquisition were immaterial and were expensed as incurred within general and administrative expenses.

As part of the Maple Media acquisition, the Company entered into contingent consideration arrangements that provide for additional payments to the seller based on the post-acquisition EBITDA of the acquired business over a three-year period. The arrangement includes (i) earnout payments upon achievement of specified EBITDA thresholds and (ii) an additional payment based on a percentage of EBITDA exceeding a defined performance threshold. Payments, if earned, are made in a combination of cash and Common Units and are subject to contractual caps.

The amount of contingent consideration is determined based on actual EBITDA relative to the agreed thresholds. The undiscounted payments range from zero to approximately $13,750 thousand.

The total purchase consideration at fair value transferred in connection with the acquisition is summarized as follows (in thousands except when unit data is presented):

- Cash Paid at Closing: $3,774 thousand

- Common Units Reserved for issuance: 30,000 units with an aggregate fair value of $3,000 thousand
- Contingent earnout payments: $4,097 thousand
- Deferred payments: $3,735 thousand

Total consideration: $14,158 thousand

The allocation of purchase consideration to the assets acquired and liabilities assumed is as follows *(in thousands)*:

Current assets	$	2,470
Fixed assets		11
Deferred tax assets		77
Identifiable intangible assets		
Trade name (Maple Media)		195
Trade name (app portfolio)		584
Internally developed software		346
Applications		9,038
Subscriber base		753
Total identifiable intangible assets	$	10,916
Goodwill		
Assembled workforce	$	1,034
Unidentified intangible value		3,147
Total goodwill		4,181
Current liabilities		(3,497)
Total assets and liabilities assumed	$	14,158

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired and primarily reflects the value of Maple Media's assembled workforce, expected synergies with the Company's existing operations, anticipated growth opportunities, and other intangible benefits that do not qualify for separate recognition.

The results of operations of Maple Media and the fair value of the assets acquired have been included in our Consolidated Financial Statements since the date of acquisition.

On April 16, 2025, the Company, through Bumbio LLC, acquired 100% of the capital stock of Nine Four Entertainment Inc (Nine Four). The purchase consideration included a combination of buyer contributions, deferred purchase price and earnout payments. The Company acquired Nine Four to establish and expand a new line of business that is expected to support the Company's long-term growth strategy.

The total purchase consideration for the acquisition was $483 thousand, consisting of (i) $257 thousand of deferred payments and (ii) $226 thousand of contingent earnout payments. The contingent earnout is based on the future performance of Nine Four and is subject to customary terms and conditions as defined in the purchase agreement.

The purchase price was allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The net assets of Nine Four were recorded at their carrying value. The Company recognized identifiable intangible assets of $383 thousand, primarily related to customer relationships and management contracts. The excess of the purchase consideration over the fair value of net identifiable assets acquired of $100 thousand was recorded as goodwill. The goodwill recognized is primarily attributable to expected synergies, workforce, and the strategic benefits of integrating Nine Four into the Company's operations. The goodwill is not expected to be deductible for tax purposes.

Management concluded that the transaction, including the amount of goodwill recognized, is not material to the Company's consolidated financial statements. Pro forma results of operations of our acquisitions have not been presented because the effect of the acquisitions were not material to our Consolidated Statements of Comprehensive Loss individually, or in the aggregate.

4. Accounts receivable, net

Accounts receivable, net consist of the following *(in thousands)*:

For the years ended December 31,	2025	2024
Accounts receivable	$ 5,836	$ 7,898
Allowance for credit losses	(229)	(775)
Accounts receivable, net	**$ 5,607**	**$ 7,123**

The following table summarizes the changes in the allowance for credit losses for accounts receivable *(in thousands)*:

For the years ended December 31,	2025	2024
Balance, beginning of period	$ 775	$ 24
Provision for expected credit losses	(714)	751
Recoveries	168	—
Write-offs	—	—
Balance, end of period	**$ 229**	**$ 775**

5. Inventories, net

Inventories, net consist of the following *(in thousands)*:

For the years ended December 31,	2025	2024
Finished goods	$ 2,174	$ 3,285
Work-in-process	1,118	953
Inventory reserve	(306)	(606)
Total inventories	**$ 2,986**	**$ 3,632**

6. Capitalized Software, IP, and Production Development Costs

The following table summarizes the components of software development, IP development, web development, and TV capitalized production cost balances *(in thousands)*:

As of December 31, 2025	Average Life (in years)	Cost	Accumulated Amortization	Net Book Value
Software development costs completed	1-3	$ 9,443	$ (7,215)	$ 2,228
Software development costs in process	n/a	21,721	—	21,721
TV production costs completed	up to 10	13,611	(11,462)	2,149
TV production costs in process	n/a	6,707	—	6,707
Website costs completed	up to 5	417	(162)	255
IP development costs in process	n/a	5,829	(2,607)	3,222
Total capitalized development and production costs		**$ 57,728**	**$ (21,446)**	**$ 36,282**

As of December 31, 2024	Average Life (in years)	Cost	Accumulated Amortization	Net Book Value
Software development costs completed	1-3	$ 7,959	$ (7,347)	$ 612
Software development costs in process	n/a	7,718	—	7,718
TV production costs completed	up to 10	11,510	(6,911)	4,599
TV production costs in process	n/a	5,040	—	5,040
Website costs completed	up to 5	413	(99)	314
IP development costs in process	n/a	3,924	(1,262)	2,662
Total capitalized development and production costs		**$ 36,564**	**$ (15,619)**	**$ 20,945**

7. Property and equipment, net

Property and equipment, net consist of the following *(in thousands)*:

For the years ended December 31,	**2025**	**2024**
Leasehold Improvements	$ 73	$ 73
Furniture & Fixtures	283	283
Computer Equipment	1,727	1,426
Machinery & Equipment	922	908
Studio Equipment	365	365
Less: accumulated depreciation	(2,322)	(1,962)
Property and equipment, net	**$ 1,048**	**$ 1,093**

Depreciation expense related to property and equipment was $390 thousand and $355 thousand for the years ended December 31, 2025, and 2024, respectively, and is included in general and administrative expenses in the consolidated statements of comprehensive loss.

8. Goodwill

The following table reflects the changes in carrying amounts of goodwill *(in thousands)*:

For the years ended December 31,	**2025**	**2024**
Opening balance	$ 25,851	$ 38,741
Acquisition	4,281	—
Impairment	—	(12,890)
Closing balance	**$ 30,132**	**$ 25,851**

The Company completed an acquisition of 100% of the membership interests of Maple Media, LLC, and 100% of the capital stock of Nine Four Entertainment Inc, which resulted in a $4,281 thousand increase to goodwill (see Note 3).

The Company conducted its annual goodwill and intangible asset impairment evaluation for Sagafilm and determined that no triggering events or conditions indicated impairment as of December 31, 2025. Accordingly, no impairment was recorded.

In accordance with ASC 350-20, the Company performed its annual goodwill impairment test as of December 31, 2025, for its international subsidiary, 5th Planet Games A/S (5PG) and determined that no triggered events or conditions indicated impairment. Accordingly, no impairment was recorded. For the year ended December 31, 2024, a triggering event was identified due to a 41.4% decline in 5PG's publicly traded share price. 5PG is listed on the Oslo Stock Exchange under the ticker symbol '5PG'. The Company used a market approach to estimate the fair value of the reporting unit, using a share price of NOK 1.19, 268,379,000 shares outstanding, and an exchange rate of 0.088, resulting in a market capitalization of $28.1 million.

The carrying value of the reporting unit was approximately $40.94 million. The carrying value exceeded the estimated fair value of $28.1 million, and accordingly, the Company recorded a goodwill impairment charge of $12.89 million in the fourth quarter of 2024.

The Company considers the impairment recorded to be appropriate in light of broader declines in market capitalization across the European gaming sector. While the public markets have not yet reflected the expected value from upcoming IP-based game releases, the Company believes the long-term economic outlook of 5PG remains strong. Goodwill and long-lived assets will continue to be monitored for future indicators of impairment.

9. Intangible assets, net

Intangible assets, net consist of the following *(in thousands)*:

For the years ended December 31,	2025	2024
Cost		
Trademarks and Trade Names	$ 1,872	$ 710
Internally Developed Software	346	—
Acquired Apps	8,790	—
Subscriber Base	753	—
Title Library	1,589	1,435
Co-publishing Rights	340	340
Total intangible assets, cost	$ 13,690	$ 2,485
Accumulated amortization and adjustments		
Trademarks and trade names	$ (333)	$ (95)
Internally Developed Software	(45)	—
Acquired Apps	(1,151)	—
Subscriber Base	(690)	—
Title Library	(510)	(280)
Co-publishing Rights	(264)	(151)
Total intangible assets, accumulated amortization and adjustments	**$ (2,993)**	**$ (526)**
Intangible assets, net	**$ 10,697**	**$ 1,959**

The weighted-average remaining amortization period for intangible assets subject to amortization is 5.69 years as of December 31, 2025. The remaining periods by major intangible asset class are as follows:

Intangible Asset Class	Weighted-Average Remaining Amortization Period (Years)
Trademarks and tradenames	7.17
Titles library	5.52
Internally developed software	6.10
Acquired apps	6.10
Subscriber base	0.09
Co-publishing rights	0.68

Amortization expense related to intangible assets was $2,430 thousand and $642 thousand for the years ended December 31, 2025, and 2024, respectively.

Costs to renew or extend recognized intangible assets are capitalized and amortized over the renewal or extended term.

Total amortization expense for intangible assets with finite lives as of December 31, 2025, will be as follows for the years ending *(in thousands)*:

For the years ended December 31,	
2026	$ 1,869
2027	1,719
2028	1,608
2029	1,527
2030	1,527
Thereafter	2,447
	$ 10,697

10. Equity-method investments

Mega Cat Studios

In August 2022, the Company, through Bumbio LLC, entered into a multi-tranche investment and made the first tranche payment of $2,000 thousand for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios Inc., a private video game development company. The investment in Mega Cat Studios provided the Company with additional game development resources. On April 18, 2025, the Company, through Bumbio LLC, sold 3,645,833 shares of Series A Preferred Stock in Mega Cat Studios back to Mega Cat Studios, which shares represented approximately 25% of Mega Cat Studios' issued and outstanding shares. As a result of the transaction, the Company's investment no longer qualified for the equity method of accounting treatment and has been reclassified to an investment measured at cost. As of December 31, 2025 and 2024, the Company, through Bumbio LLC, had 6.8% and 30.4% ownership in Mega Cat Studios, respectively.

Scenario 42

In November 2023, the Company, through Bumbio LLC, acquired a 49% ownership interest in Scenario 42 SAS (formerly known as 2.4.7. Max SAS), a French production company. The Company recognized a gain of $3 thousand for the year ended December 31, 2025, and $120 thousand loss for the year ended December 31, 2024, resulting from the portion of net losses attributable to its ownership interest.

11. Crypto Assets Held for Operations

Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets

Effective January 1, 2025, the Company adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Comprehensive Loss each reporting period. The Company's crypto assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company's crypto assets and fair value. As a result of the Company's early adoption of ASU 2023-08, the Company recorded a $750 thousand decrease to crypto assets and a $750 thousand increase to accumulated deficit on the Consolidated Balance Sheets as of the beginning of the fiscal year ended December 31, 2025.

The following table summarizes Crypto assets held for operations:

(in thousands)

	December 31, 2025			December 31, 2024		
	Units	**Cost Basis**	**Fair Value**	**Units**	**Cost Basis**	**Fair Value**
XPLA Tokens	3,000	$ 750	$ —	3,000	$ 750	$ 750
USDC	131	131	131	131	131	131
Total held of operations		**$ 881**	**$ 131**		**$ 881**	**$ 881**

The following table presents a roll-forward of total crypto assets for the year ended December 31, 2025, based on fair value model under ASU 2023-08:

(in thousands)	**Fair Value**
Balance as of December 31, 2024	$ 881
Cumulative effect of the adoption of ASU 2023-08	(750)
Balance as of January 1, 2025	131
Additions	—
Dispositions	—
Balance at December 31, 2025	**$ 131**

Prior to Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets

Prior to the adoption of ASU 2023-08, crypto assets were accounted for as indefinite-lived intangible assets and were initially measured in accordance with ASC 350 - *Intangible-Goodwill and Other*. Crypto assets were not amortized, but were assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived intangible asset is impaired. Whenever the exchange-traded price of crypto assets declined below its carrying value, the Company was required to determine if an impairment existed and to record an impairment equal to the amount by which the carrying value exceeded the fair value.

The carrying value of crypto assets was $881 thousand as of December 31, 2024, and there was no activity for the year ended 2024.

12. Investments, at Cost

Enterprise Software Company Investment

On May 5, 2022, the Company, through howyaknow, LLC, entered into a simple agreement for future equity (SAFE) with a privately held enterprise software company. The Company, through howyaknow, LLC, invested $50 thousand. On May 26, 2022, the SAFE was converted into 54,389 shares of Series Pre-Seed-1 Preferred Stock. On July 5, 2022, the Company, through howyaknow, LLC, invested an additional $50 thousand for 38,850 shares of Series Pre-Seed Preferred Stock. On December 18, 2023, the investments were transferred from howyaknow, LLC to Bumbio LLC.

Telltale Investment

On November 15, 2022, the Company, through Skybound, LLC, entered into a simple agreement for future equity (SAFE) with a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company, through Skybound, LLC, invested $2,000 thousand. On January 19, 2023, the SAFE was converted into 3,872,966 shares of Series A Preferred Stock.

Japanese Company Investment

In November 2022, the Company, through Skybound Japan K.K., invested $379 thousand to acquire 500 shares of common stock of a privately held Japanese distribution company for anime content.

Mega Cat

In August 2022, the Company, through its subsidiary Bumbio LLC, entered into a multi-tranche investment in Mega Cat Studios, a private video game development company. As of April 18, 2025, the Company, through Bumbio LLC, retains an ownership interest of approximately 6.8% in Mega Cat Studios (see Note 10).

13. Accrued liabilities

Accrued liabilities consist of the following *(in thousands)*:

For the years ended December 31,	**2025**	**2024**
Accrued royalties and commissions	$ (8,162)	$ (9,158)
Accrued software development	(585)	(116)
Accrued compensation and related benefits	(1,126)	(977)
Accrued TV/film development	(1,055)	(2,429)
Accrued professional fees	(930)	(168)
Accrued price protections	(766)	(2,198)
Accrued co-financing liability	(17,400)	—
Accrued tax	(387)	(286)
Accrued other	(993)	(402)
Total accrued liabilities	**$ (31,404)**	**$ (15,734)**

The balance in "compensation and related benefits" includes accruals for employee vacation and paid time off earned but not yet taken, in accordance with ASC 710-10, *Compensation-General-Overall* (ASC 710).

14. Leases

As of December 31, 2025, the Company has three recorded operating leases: one corporate office and two production offices. Our existing leases have remaining lease terms ranging from three to five years. Lease payments are fixed and subject to contractual annual increases of 2%; there are no variable lease payment terms.

Information related to our operating leases is as follows *(in thousands)*:

For the years ended December 31,	**2025**	**2024**
Operating lease costs	$ 1,994	$ 1,601
Short term and other lease costs	63	22
Total lease costs	**$ 2,057**	**$ 1,623**

For the years ended December 31,	2025	2024
Weighted-average remaining lease term in years	3.8	4.8
Weighted-average discount rate, %	8.8	8.8

The contractual future annual maturities of the Company's operating lease liabilities as of December 31, 2025, including anticipated lease extensions, are as follows *(in thousands)*:

Future Minimum Lease Payments		
2026	$	2,013
2027		850
2028		861
2029		382
2030		228
Thereafter		155
Total undiscounted future lease payments		**4,489**
Less: imputed interest		556
Less: current portion of lease liabilities		1,764
Long-term lease liabilities	**$**	**2,169**

Supplemental cash flow information for the fiscal years ended December 31, 2025, and 2024, related to leases is as follows *(in thousands)*:

For the years ended December 31,		2025		2024
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	(1,972)	$	(1,852)

15. Debt

On September 25, 2020, the Company entered into a credit agreement for a revolving line of credit which permitted borrowings up to $8,000 thousand. The rate of interest fluctuated based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate could in no event be less than 3.75% per annum. No interest was charged on the unused balance. The agreement was secured by substantially all the Company's negotiable collateral and intellectual property collateral, was subject to certain financial covenants, and was scheduled to expire on September 25, 2023. On August 3, 2023, the Company entered into an amended and restated credit agreement for a revolving line of credit which permits borrowings up to $10,000 thousand with an accordion feature that can extend the line of credit by another $10,000 thousand (subject to lender approval), which replaced the revolving line of credit described above. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annum. The interest rate as of December 31, 2025, and 2024 was 6.50% and 7.25%, respectively. No interest or commitment fees are charged on the unused balance. The lender may terminate unused commitments in the event of covenant violations or material adverse changes. The agreement is secured by substantially all of the Company's negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on August 3, 2026. The collateral securing the agreement includes all of the Company's and its direct and indirect wholly-owned subsidiaries' personal property, tangible property and intangible property (including, but not limited to, intellectual property), whether now owned, presently existing or later acquired or created. The outstanding balance on the line was $10,000 thousand and $6,500 thousand as of December 31, 2025, and 2024, respectively. As of December 31, 2025, the Company was in compliance with the restrictive covenants under its revolving credit agreement. In accordance with ASC 470, *Debt* (ASC 470) the outstanding balance of $10,000 thousand under the revolving line of credit is classified as a current liability.

Future Maturities of Long-Term Borrowings:

(in thousands)

Year		Amount
2026*	$	10,000
2027		—
2028		—
Thereafter	$	—

* Represents the maturity of the Company's amended and restated revolving line of credit with East West Bank

As of December 31, 2025, unamortized debt issuance costs related to the Company's revolving credit facility and backstop arrangements totaled $28 thousand. These costs are presented as a direct deduction from the carrying amount of the related debt. As of December 31, 2025, the gross principal amount of the credit facility was $10,000 thousand, and the net carrying amount after issuance costs was $9,972 thousand. Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method, over the term of the Loan. Amortization of loan fees is included in interest expense. Interest expense was $665 thousand and $225 thousand for the years ended December 31, 2025, and December 31, 2024, respectively.

On June 12, 2023, the Company issued a SAFE in the amount of $3,000 thousand, which SAFE will automatically convert into preferred units of the Company upon the occurrence of a bona fide equity financing in which the Company issues and sells preferred units. The SAFE carries a post-money valuation cap of $500 million, which is adjusted to 90% of its original value, amounting to $450 million. This valuation cap is then increased by the investment amount, resulting in a total post-money valuation cap of $453 million.

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing, then the SAFE investor will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the SAFE.

The Company has determined that the SAFE meets the definition of a derivative instrument under ASC 815-10 due to its settlement features. The instrument does not qualify for equity classification under ASC 815-40 due to the potential for variable settlement that is not solely indexed to the Company's equity. The Company recorded the SAFE at an initial fair value of $3,000 thousand on June 12, 2023. As of December 31, 2024, the fair value of the SAFE was $4,565 thousand.

On April 9, 2024, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the sale of Crowd SAFE (Simple Agreement for Future Equity) securities (the "CF Offering") through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Company offered a minimum amount of $50 thousand and up to a maximum amount of $5,000 thousand. At the launch of the CF Offering, the minimum individual purchase amount was $5 thousand, and the maximum individual purchase amount was $5,000 thousand. On April 11, 2024, the Company filed a Form C/A to, among other things, reduce the minimum individual purchase amount to $100. The CF Offering closed on April 29, 2024. The Company issued $701 thousand of Crowd SAFE securities and, after paying $41 thousand cash commission and $40 thousand in other issuance costs, received net cash proceeds of $620 thousand. If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing or the conversion of the Crowd SAFEs, then the Crowd SAFE investors will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the Crowd SAFE.

The Crowd SAFEs are substantively similar in structure to the 2023 SAFE and are classified as derivative liabilities under ASC 815-10. SAFE instruments are categorized as Level 3 financial liabilities under the fair value hierarchy, due to the use of unobservable inputs in their valuation. As of December 31, 2025, the combined fair value of the Company's SAFE and Crowd SAFE instruments is $5,008 thousand compared to $4,565 thousand as of December 31, 2024, which included a total change in fair value of the SAFE of $443 thousand recognized during 2025 (see Note 17).

16. Backstop arrangement

On September 25, 2020, the Company entered into an agreement with one of its members to advance up to $5,000 thousand to East West Bank, the lender on the Company's revolving line of credit (Original Backstop Note). The Backstop Note accrued interest at 7% per annum and, unless converted to equity, would be due at the six-month anniversary of the line of credit or March 25, 2024. The advances would be in effect if the Company was unable to repay its line of credit with East West Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note were able to be converted into an equivalent amount of the Company's equity at 80% of the then-current Series A Preferred Unit price. The agreement was secured by substantially all the Company's negotiable collateral and intellectual property collateral, which was subordinated to the rights of East West Bank in the same collateral.

In addition to the convertible note and as part of the backstop arrangement, the Company issued 8,620 warrants to purchase Common Units in the Company for an exercise price of $0.28. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $97,331, as determined using a market approach valuation.

The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

The backstop arrangement was terminated upon the amended and restated credit agreement with East West Bank.

On November 18, 2024, the Company entered into a new agreement with one of its members to advance up to $5,000 thousand to East West Bank (New Backstop Note) on substantially the same terms and conditions as the Original Backstop Note. The New Backstop Note accrues interest at 7% per annum and, unless converted to equity, will be due at the six-month anniversary of the line of credit or February 3, 2027. The advances would be in effect if the Company was unable to repay its line of credit with East West Bank as lender and the lender calls for borrowings under the New Backstop Note. Any borrowings and any unpaid interest on the New Backstop Note are able to be converted into an equivalent amount of the Company's equity at 80% of the then-current Series A Preferred Unit price. The agreement is secured by substantially all the Company's negotiable collateral and intellectual property collateral, which is subordinated to the rights of East West Bank in the same collateral.

In addition to the New Backstop Note and as part of the backstop arrangement, the Company issued 6,889 warrants to purchase Common Units in the Company for an aggregate exercise price of $10. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $482 thousand, as determined using a market approach valuation. The outstanding principal and accrued but unpaid interest, if any, under the New Backstop Note is convertible into Company equity at the noteholder's election as follows: (i) at any time the Company consummates an equity financing; or (ii) at any time following the maturity date of the note.

The deferred issuance cost is amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

17. Fair value measurement

The Company did not transfer any instruments between fair value levels during the year. The Company did not have any other derivative instruments or hedging activities during the reporting period.

SAFE Instrument

The fair value of the SAFE and Crowd SAFEs was determined using a probability-weighted expected return method (PWERM) under a hybrid income and market approach, which incorporated multiple potential exit scenarios, including an IPO, acquisition, and a continued private holding.

Key assumptions as of December 31, 2025

(*in thousands*)

Liability	Fair Value	Valuation Technique	Unobservable inputs	Input or Input Range	Weighted Average
SAFE	$ 5,008	Probability-weighted expected return method	Cost of equity	13%	
			Expected term	0 - 3.8 yrs	2.1 yrs
			Probability of exit scenario	5% - 35%	
			Expected equity values	$304,000 to $1,438,766	$ 992,500

The enterprise value weighted average was determined by assigning expected equity values under each exit scenario, weighting them based on probability and their present value contribution to the total modeled fair value. Inputs were benchmarked and calibrated to recent transactions, including the Company's 2025 CF offering.

The fair value measurement is sensitive to changes in unobservable inputs. Significant increases or decreases in any of these inputs may result in significantly higher or lower fair value measurements. These inputs are inherently subjective and based on management's best estimates of future outcomes. Actual results may differ materially.

The discount for lack of marketability was derived from empirical studies (e.g., Finnerty and Stout), reflecting a 20% reduction in value for non-transferability and lack of liquidity prior to a conversion event. The valuation was developed with the assistance of a third-party valuation specialist and reviewed by Company management.

Contingent Earnouts In Connection with Maple Media Acquisition

The fair value of the contingent earnout consideration was estimated using a Monte Carlo simulation model under an income approach, which incorporates a probability-weighted distribution of potential outcomes based on the achievement of specified performance targets. The valuation applies a risk-neutral framework, whereby performance risk is reflected in the simulated

outcomes, and the resulting expected payments are discounted to present value using a rate that captures the time value of money and counterparty credit risk.

Key assumptions as of December 31, 2025

(*in thousands*)

Liability	Fair Value	Valuation Technique	Unobservable inputs	Input or Input Range	Weighted Average
Contingent earnouts	$ 3,562	Monte-Carlo method	EBITDA Volatility	10% - 20%	
			Credit Spread	0 - 2%	
			EBITDA Discount rate	20% - 30%	
			EBITDA Projections	$3,626 to $4,438	$ 4,046

The estimated fair value reflects probability-weighted outcomes across a range of simulated performance scenarios, with the resulting expected payouts contributing to the overall valuation based on their relative likelihood and present value. Key assumptions were developed based on management's forecasts and calibrated using observable market data, where available.

The fair value measurement is sensitive to changes in unobservable inputs, and significant increases or decreases in these assumptions may result in materially different valuations. These inputs are inherently subjective and involve significant judgment regarding future performance and market conditions. Accordingly, actual results may differ materially from those estimates. The valuation was developed with the assistance of a third-party valuation specialist and reviewed by Company management.

The SAFE and Crowd SAFE instruments and the contingent earnouts are measured at fair value on a recurring basis at each reporting period. The following tables summarize the changes in fair value for the year ended December 31, 2025 and 2024:

(in thousands)

	SAFE	Contingent Earnouts	Total
Balance as of January 1, 2024	$3,000	$ —	$3,000
Change in fair value	945	—	945
CF Raise	701	—	701
CF Raise issuance costs	(81)	—	(81)
Balance as of December 31, 2024	**$ 4,565**	**$ —**	**$ 4,565**
Change in fair value	443	—	443
Initial recognition of contingent earnouts	—	4,097	4,097
Settlement	—	(535)	(535)
Balance as of December 31, 2025	**$ 5,008**	**$ 3,562**	**$ 8,570**

Crypto Assets (XPLA Tokens)

The Company's investment in XPLA tokens is classified as a Level 3 financial asset within the fair value hierarchy due to the absence of an active or observable market and the lack of reliable market-based pricing inputs. The fair value measurement is primarily driven by qualitative factors, including the existence of a market for the token, liquidity conditions, and the Company's ability to realize value through a transaction.

As of the measurement date, there is no active market or observable transaction activity for XPLA, and no readily determinable pricing inputs are available. Accordingly, the Company has estimated the fair value based on a binary assessment of realizability, which incorporates significant unobservable inputs and judgment regarding market accessibility and liquidity. Due to these conditions, the estimated fair value is zero.

Reasonably possible changes in the underlying assumptions are not expected to result in a material change to the estimated fair value.

There were no changes in the valuation techniques used to determine the fair value of Level 3 instruments during the years ended December 31, 2025, and 2024.

18. Equity

The Company is authorized to issue multiple classes of equity, including Common Units, Series A Preferred Units, Series B Preferred Units, and Incentive Plan Units (collectively, "Units"). All Units are classified as equity interests and are not subject to mandatory redemption provisions.

As of December 31, 2025, the following equity interests were issued and outstanding:

Class of Units	Units Issued and Outstanding
Common Units	4,264,929
Series A Preferred Units	401,020
Series B Preferred Units	356,540
Incentive Plan Units	8,583

Preferred Units activity during the reporting periods was as follows:

For the years ended December 31,	2025	2024
At the beginning of the year	766,685	766,685
Issuance	—	—
Redemption	—	—
Vesting of warrants	—	—
At the end of the year	766,685	766,685

Series A Units: During 2019 and 2020, the Company issued a total of 401,020 Series A Preferred Units at a value of $57.97 per unit, resulting in an aggregate liquidation preference of approximately $23.0 million. The Series A Preferred Units carry a 1x liquidation preference over Common Units based on their original issue price and thereafter participate pro rata with all Units up to an amount equal to their 1x liquidation preference. The total return on Series A Preferred Units is capped at 2x the original issue price. Holders of Series A Preferred Units also have the right to participate in any non-liquidating distributions on a pro-rata basis and may convert into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. The Series A Preferred Units are subject to mandatory conversion to Common Units at the then-applicable conversion rate upon (i) the written consent of the holders of at least two-thirds of the Series A Preferred Units or (ii) an initial public offering by the Company. The Series A Preferred Units and the Series B Preferred Units, voting together as a single class, carry certain protective voting rights for significant transactions or actions, including, but not limited to, approvals required for any merger, consolidation or majority sale of the Company, changes to the Company's primary line of business, authorization or creation of any new class or series of securities having rights, preferences or privileges senior to the Series A Preferred Units or the Series B Preferred Units, incurrence of debt exceeding 25% of the Company's most recent trailing twelve months' revenue (on a consolidated basis), equity redemptions, and distributions on any equity interests. There are no call provisions, no sinking fund requirements, and no cumulative dividends in arrears as of December 31, 2025.

Series B Units: During 2021 and 2022, the Company issued a total of 356,540 Series B Preferred Units at a value of $58.06 per unit, resulting in an aggregate liquidation preference of approximately $20.7 million. The Series B Preferred Units have similar liquidation, dividend, and conversion to the Series A Preferred Units. In addition to the above-described protective voting rights that the Series B Preferred Units have with the Series A Preferred Units, voting together a single class, the Series B Preferred Units also have additional protective voting rights, including, but not limited to, any amendment or waiver of any of the rights of the Series B Preferred Units, issuance of additional Series B Preferred Units, and any deemed liquidation event of the Company with an implied enterprise value of less than $600 million. Similar to the Series A Preferred Units, the Series B Preferred Units also carry a 1x liquidation preference over Common Units based on their original issue price and thereafter participate pro rata with all Units up to an amount equal to their 1x liquidation preference, with a 2x total return cap. Holders of Series B Preferred Units have the right to participate in any non-liquidating distributions on a pro-rata basis and may convert into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. The Series B Preferred Units are subject to mandatory conversion to Common Units at the then-applicable conversion rate upon (i) the written consent of the holders of at least a majority of the Series B Preferred Units or (ii) an initial public offering by the Company. There are no call provisions, no sinking fund requirements, and no cumulative dividends in arrears as of December 31, 2025.

Conversion Features of Preferred Units: The Company's Series A Preferred Units and Series B Preferred Units are convertible into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. A holder of Series A Preferred Units or Series B Preferred Units may elect to convert to Common Units at any time and are

subject to mandatory conversion upon the occurrence of specific events, including (i) a qualified initial public offering or (ii) the written consent of the requisite holders of the respective series. No conversions occurred during the year ended December 31, 2025. The conversion rate is based on the original issue price divided by the applicable conversion price and is subject to adjustment for standard anti-dilution provisions in the event of equity splits or combinations, reorganizations or reclassifications, or dilutive issuances. No changes in circumstances occurred during the year ended December 31, 2025, that would adjust the conversion rate or trigger the mandatory conversion, and no holder of Preferred Units elected to convert to Common Units during the period.

Earnings Per Unit Considerations: The potential Common Units issuable upon conversion of the Series A Preferred Units and Series B Preferred Units are not included in the calculation of diluted earnings per unit for the year ended December 31, 2025, because the mandatory conversion contingencies had not been met and no voluntary conversion election has been made as of the reporting date. In accordance with ASC 260, *Earnings per Share* (ASC 260) these units are excluded from diluted EPS unless and until the conversion becomes probable or the contingent event occurs.

Common Units activity during the reporting periods was as follows:

For the years ended December 31,	2025	2024
At the beginning of the year	4,459,916	4,451,530
Regulation A	(178,435)	—
SEEDRS raise	—	2,170
Acquisition of noncontrolling interest	—	—
CF Raise	7,382	—
Common warrants issued	57,283	6,939
Redemption	—	(1,083)
Exercise of incentive interest options	208	360
At the end of the year	**4,346,354**	**4,459,916**

Common Units: Common Units were granted to the founding members of the Company. Common Units have also been issued, and the Company anticipates that it will in the future issue Common Units, in connection with certain strategic transactions and initiatives, including, but not limited to, the Offering, other capital raising activities and acquisition opportunities. Once the liquidation preference of the Preferred Units has been met, Common Units will receive distribution pro-rata with all Units according to the number of Units held, subject to the total return cap applicable to the Series A Preferred Units and Series B Preferred Units. During the year ended December 31, 2025, the Company issued 7,382 Common Units. The Company redeemed 0 and 1,083 Common Units in 2025 and 2024, respectively. There are no call provisions, sinking fund requirements, or conversion rights associated with Common Units. Holders of Common Units have voting rights on all matters submitted to the members in accordance with their ownership interests, unless otherwise specified in the Company's operating agreement. All unit redemptions during 2024 were conducted at values consistent with the most recent independent valuation or recent transaction prices. There were no repurchases at amounts that significantly exceeded estimated fair value. Accordingly, no portion of the redemption payments has been allocated to non-equity elements. In accordance with ASC 505-30, *Equity-Treasury Stock* (ASC 505) and ASC 505-30-45-2, the redemption amounts were accounted for as a reduction to members' equity, with no portion reclassified as a dividend or compensation expense. All redemptions resulted in the full cancellation and retirement of the respective units.

As of December 31, 2025 the Company has 30,000 Common Units reserved in connection with the Maple Media, LLC acquisition (see Note 3).

Incentive Plan Units: Incentive Plan Units are comparable to Common Units in terms of value and rights. However, unlike Common Units, Incentive Plan Units do not carry voting privileges and do not grant the holder the right to obtain information about the Company and its subsidiaries or inspect their financial records. For the fiscal years concluding on December 31, 2025, and 2024 the Company reported that Incentive Plan Units were exercised in the amounts of 208 and 360 units, respectively. The Incentive Plan Units are subject to standard anti-dilution adjustments, and do not contain any provisions for contingent repricing or conversion terms outside of the standard equity incentive plan terms.

Warrants: In connection with the issuance of Preferred Units with one of its members, in December 2019, the Company issued 9,125 warrants to purchase Series A Preferred Units. The warrants have an exercise price per Unit of $109.55 and an aggregate purchase price of $1,000 thousand. The warrants vest over four years in the following manner: 2,300 units at December 13, 2020; 2,260 units at December 13, 2021; 2,265 units at December 13, 2022; and 2,300 units at December 13, 2023. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $8 thousand, recorded in members' equity upon issuance as the warrants will be settled with Series A Preferred Units.

In September 2020, the Company issued 8,620 warrants to purchase Common Units. The warrants have an exercise price per Unit of $0.28 and an aggregate exercise price of $2 thousand. In November 2024, the Company issued 6,889 warrants to purchase Common Units, with an aggregate exercise price of $10, and 50 warrants to purchase Common Units, with an exercise price per Unit of $0.01. During the year ended December 31, 2025, the Company issued 57,283 warrants to purchase Common Units, with an exercise price per Unit of $58.06.

The warrants issued in 2024 were fully vested on their respective grant dates, and the warrants issued in 2025 were 50% vested on the grant date and the remaining 50% may vest one year following the grant date. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The aggregate grant date fair value of the outstanding warrants was $350, which was recorded in members' equity upon issuance as the warrants will be settled with Common Units.

Change to $3,046 thousand and $486 thousand of warrants vested during the years ended December 31, 2025 and 2024, respectively. There were no changes to the exercise price of any outstanding warrants during the reporting periods other than those resulting from standard anti-dilution provisions.

The warrants are subject to customary anti-dilution provisions and do not confer voting or governance rights prior to exercise.

The Company evaluated the warrants and concluded that they are indexed to the Company's own equity and qualify for equity classification. The warrants are exercisable for a fixed number of units at a fixed price, are settled exclusively in equity, and do not contain provisions requiring or permitting cash settlement. In addition, events that could trigger settlement, including liquidation events, are subject to the Company's governance approvals and therefore remain within the Company's control. Accordingly, the warrants were recorded in equity at their fair value at issuance and are not subject to subsequent remeasurement.

Units split: On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit, and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented.

Conversion Price Adjustments: The Company's Preferred Units, Incentive Units, and warrants contain standard weighted-average anti-dilution provisions. There are no provisions that allow for discretionary or contingent repricing or conversion outside of standard anti-dilution mechanisms. The Company did not recognize any down-round features triggered during the reporting periods, and therefore no disclosures were required under ASC 260-10-25-1 or ASC 505-10-50-3A.

The Company's Series A Preferred Units and Series B Preferred Units contain discretionary conversion features and contingent conversion features that may be triggered upon an initial public offering or, in the case of Series A Preferred Units, with the written consent of holders of at least two-thirds of the Series A Preferred Units, and for Series B Preferred Units, with the written consent of holders of a majority of Series B Preferred Units. No events or changes in circumstances occurred during the years ended December 31, 2025, or 2024 that would cause the conversion contingencies to be met. The Company did not declare any dividends or make any distributions on its Preferred Units or Common Units for the years ended December 31, 2025, or 2024.

Regulation A Offering: On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the sale of its Common Units. On June 10, 2023, the Company closed on the sale of 178,435 Common Units at $100 per Unit, for $17,844 thousand in connection with its Regulation A offering. The sale of these Units was subject to the terms and conditions of the offering circular, including certain escrow requirements. The Company raised $17,844 thousand. The Company paid $1,624 thousand in commissions, fees and expenses related to the sales and realized net proceeds of $16,220 thousand.

Effective July 31, 2025, the Company and the requisite Members adopted an Eighth Amendment (the "Eighth Amendment") to the Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended, to, among other things, establish an unprotected series under Section 18-215(a) of the Delaware Limited Liability Company Act under the name Skybound Holdings LLC – Regulation A Series. All investors who purchased Common Units through the Company's Regulation A offering had their ownership interests moved into this Regulation A Series. The Regulation A Series is governed by a separate Series Operating Agreement that supplements the Company's Operating Agreement. The foregoing description of the Eighth Amendment is qualified in its entirety by reference to the copy of the Eight Amendment (including the Series Operating Agreement) filed as Exhibit 2.10 to this report and incorporated herein by reference.

Seedrs Offering: On February 23, 2024, the Company closed on the sale of 2,170 Common Units, at a price of £77.22 per Unit, for £168 thousand in connection with a crowdfunding campaign conducted by Seedrs Limited. The Company paid £22 thousand in commissions, fees and expenses related to the sales and realized net proceeds of £146 thousand.

SAFE and Crowd SAFE: As of December 31, 2025, the Company has issued SAFE and Crowd SAFE instruments totaling $5,008 thousand. These instruments are not included in members' equity and are classified as liabilities (see Note 15).

Non-Controlling Interest Holders: In January 2024, 5th Planet Games recorded the exercise of 300 warrants. The exercise resulted in an increase in equity attributable to non-controlling interests.

Regulation CF Offering: On March 5, 2025, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the offering of a minimum amount of $9.998 thousand and up to a maximum amount of $4,312.85 thousand of its Common Units at a purchase price of $105 per Common Unit (the "2025 CF Offering"). The 2025 CF Offering was conducted through DealMaker Securities LLC (the "CF Intermediary"). The Company achieved its target offering amount of $9.998 thousand prior to the offering deadline of April 30, 2025. The minimum individual purchase amount was $525 (excluding investor processing fees) for the initial 35 calendar days of the 2025 CF Offering and is $1,050 (excluding investor processing fees) for the remainder of the 2025 CF Offering, and the maximum individual purchase amount is $4,312.85 thousand (including investor processing fees). On January 15, 2025, in anticipation of the 2025 CF Offering, the Company formed Skybound Holdings CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act. Investments in the 2025 CF Offering are made through Skybound Holdings CF Investors SPV, LLC, as a co-issuer in the 2025 CF Offering. As compensation for the services provided by the CF Intermediary, the Company is required to pay to the CF Intermediary a fee consisting of an 8.5% cash commission based on the dollar amount of the Common Units sold in the 2025 CF Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $30 thousand setup fee and $12 thousand monthly fee for the use of the platform and marketing services payable to the CF Intermediary and its affiliates. The Company closed investments under the 2025 CF Offering totaling $672 thousand including investor processing fees.

Operating Agreement Provisions: As provided in the Company's Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended (the "Operating Agreement") and in accordance with the Delaware Limited Liability Company Act, the Members are not personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, except as required by applicable law. Upon dissolution, Members are entitled to receive a distribution of liquidation proceeds solely from the Company's remaining assets in the order of priority set forth in the Operating Agreement, and no Member is obligated to contribute additional capital or restore any deficit in their capital account. The Operating Agreement further provides that the Company will indemnify Members, Managers, and their respective affiliates to the fullest extent permitted under applicable law for liabilities arising out of the business or operations of the Company (excluding liabilities to any Member), other than liabilities resulting from fraud, willful misconduct, or bad faith. The Company is the indemnitor of first resort and may maintain insurance coverage to support such indemnification obligations.

19. Equity-based compensation

The Company maintains a 2019 Equity Incentive Plan (as amended and restated as of December 1, 2022, the "Plan"), under which it may grant awards, including "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and other options to purchase Incentive Plan Units (i.e., non-qualified stock options), to employees, directors, and consultants, which award grants are convertible into Incentive Plan Units. The Plan is administered by David Alpert and Jon Goldman, acting together and in their capacities as appointed officers of the Company, which have the authority to determine award types, terms, and vesting conditions. Incentive Plan Units are substantially equivalent to Common Units, except Incentive Plan Units are non-voting Units and do not have rights to receive information pertaining to the Company and its subsidiaries and access to their respective books and records.

The Company has reserved 496,500 Incentive Plan Units for issuance under the Plan. During the twelve-month period ended December 31, 2025, the Company entered into agreements to issue 74,066 options under the Plan, During the same period, 208 options outstanding under the Plan were exercised. The maximum contractual term for these awards is 10 years.

The Plan authorizes the use of both incentive stock options and non-qualified stock options. The incentive interests are subject to vesting over time or based on the Company's financial performance. ASC 718, requires that all share-based payments to employees and board members be recognized in the consolidated statements of comprehensive loss over their service period based on the grant date fair value of incentive interests. The requisite service period is generally the period over which Unit-based awards vest, which may vary depending on the specific terms of each grant. As of December 31, 2025, 89,124 Incentive Plan Units were available for grant under the Plan.

Valuation of Awards

The Company estimates the fair value of option awards on the date of grant using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions including the expected term of the award, expected volatility, risk-free rate of return, dividend yield and the current unit price of the underlying equity. Because the Company is a private entity, expected volatility was based on the historical volatilities of publicly traded peer companies. The expected term was calculated using the simplified method (midpoint between vesting and contractual expiration), as allowed under ASC 718 for nonpublic entities.

The Company has elected to apply the practical expedient under ASC 718-10-30-20F and 718-10-30-20G, which permits nonpublic entities to determine the current price of their underlying equity using a reasonable valuation performed in accordance with Section 409A of the Internal Revenue Code. The current unit price used in the option valuation was based on the most recent independent third-party 409A valuation report.

Key assumptions used in determining the fair value of options granted during the year ended December 31, 2025 were as follows:

Assumptions for Equity-Based Compensation	**2025**	**2024**
Risk-free interest rate	3.79% - 4.23%	4.1% - 4.5%
Expected life (in years)	5.0 - 7.61	5.43 - 7.98
Dividend yield	—	—
Expected volatility	220.9% - 310.7%	59% - 206%

The Company recorded the total equity-based compensation expense as follows *(in thousands)*:

For the years ended December 31,	**2025**	**2024**
Research and development	$ 1,107	$ 464
Sales and marketing	608	484
General and administrative	2,194	842
Total	$ 3,909	$ 1,790

As of December 31, 2025, the unamortized expense related to outstanding equity-based compensation was $5,814 thousand, with a weighted average remaining recognition period of approximately 1.93 years. No restricted units vested during the period.

No compensation cost related to Unit-based payment arrangements was capitalized as part of the cost of an asset during the years ended December 31, 2025, and 2024.

The following is a roll forward of the outstanding options:

(in thousands except per unit data)

Options outstanding	**Number of Units**	**Weighted - Average exercise price**	**Weighted-Average Remaining Contractual Term (years)**	**Aggregate Intrinsic value**
Outstanding at December 31, 2023	265,185	$ 29.03		
Granted	130,355	63.44		
Exercised	(1,080)	29.03		
Expired / forfeited	(54,838)	29.03		
Outstanding at December 31, 2024	339,622	$ 29.03		
Granted	74,066	69.90		
Exercised	(208)	43.01		
Expired / forfeited	(38,542)	30.13		
Outstanding at December 31, 2025	374,938	$ 48.01	7.4	$ 6,434
Vested and expected to vest as of December 31, 2025	318,641	$ 50.54	8.1	4,669
Exercisable as December 31, 2025	169,117	$ 42.39	7.4	$ 6,202

Weighted-Average Grant-Date Fair Value

The weighted-average grant-date fair value of options granted was estimated using the Black-Scholes option pricing model, based on assumptions including expected volatility, expected term, risk-free interest rate, and dividend yield as disclosed above.

Intrinsic Value of Options Exercised

The intrinsic value of options exercised is calculated as the difference between the fair market value of the underlying units at the time of exercise and the exercise price.

Fair Value of Options Vested

The fair value of options vested represents the portion of previously granted awards for which vesting occurred during the period.

Current Unit Price

On each grant date, the fair value of the Company's Common Units was determined using market-based valuation techniques that were produced through a 409A valuation. Specifically, we considered the public market sales price as a relevant indicator of fair value. The fair value of the Company's Common Units was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Expected Volatility

The Company estimates expected volatility based on historical volatility data of comparable companies.

Expected Term

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

Risk-Free Rate

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

Dividend Yield

The Company currently has no history or expectation of paying cash dividends on its units.

Forfeiture Rate

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

During the year ended December 31, 2025, $14 thousand was received from the exercise of options. No income tax benefits were recognized from these exercises. The Company did not use any cash to settle equity instruments granted under equity-based payment arrangements during the year ended December 31, 2025. Upon exercise of stock options, the Company issues Incentive Plan Units from its authorized but unissued equity pool under the 2019 Equity Incentive Plan. The Company does not currently use treasury units to settle option exercises.

Settlement Method

All options are settled in Incentive Plan Units upon exercise. There are no provisions for cash settlement of awards granted under the Plan.

The Company did not use any cash to settle equity instruments granted under equity-based payment arrangements during the year ended December 31, 2025.

Award Modifications

There were no modifications to outstanding equity awards during the year ended December 31, 2025, or 2024.

During the years ended December 31, 2025, and 2024, $14 thousand and $0 was received from the exercise of options, respectively. All exercises during the year ended December 31, 2024 were settled through cashless transactions. The total intrinsic value of options exercised for the years ended December 2025, and 2024, was $0 and $44 thousand, respectively. The total fair value of Units vested during the years ended December 31, 2025, and 2024, was $3,638 thousand and $1,284 thousand, respectively.

20. Related party transactions

The Company is a guarantor on a mortgage loan for B&C. The loan balance as of December 31, 2025, and 2024 amounted to $17,378 thousand and $17,984 thousand, respectively. As of December 31, 2025, B&C had a right-of-use asset balance of $1,072 thousand. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for 2025 and 2024 were $96 thousand and $94 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. There was no rent or operating payable to B&C as of December 31, 2025, and 2024, respectively.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of December 31, 2025, and 2024, B&C had a balance due of $486 thousand in both years for building improvements recorded in Due from Related Parties on the consolidated balance sheets.

In July 2021, the Company became a guarantor on a mortgage loan for Spicy. The loan balance as of December 31, 2025, and 2024, amounted to $8,431 thousand and $8,626 thousand, respectively. As of December 31, 2025, Spicy had a right-of-use asset balance of $1,657 thousand. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes monthly payments until December 31, 2029. The monthly lease payments for 2025 and 2024 were $50 thousand and $49 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent and operating expenses due Spicy totaled $0 thousand and $91 thousand as of December 31, 2025, and 2024, respectively.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. For both years ending December 31, 2025, and 2024 Spicy owed the Company $0 for building improvements.

The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $3,183 thousand and $5,443 thousand was incurred for the years ended December 31, 2025, and 2024, respectively. Accrued royalties and commissions to the related party were $2,174 thousand and $2,036 thousand as of December 31, 2025, and December 31, 2024, respectively.

The Company paid management service fees of $251 thousand and $200 thousand for the years ended December 31, 2025, and 2024, respectively, to Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert).

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. On March 6, 2025, Skybound Games UK Limited (an indirect wholly owned subsidiary of the Company) entered into a settlement agreement with Ian Howe pursuant to which Mr. Howe's employment with Skybound Games UK Limited was terminated effective as of February 7, 2025. The Company's loan agreement remains in effect in accordance with its terms (as amended from time to time). The Company calculates interest rate at 2.05% per annum. The loan is due and payable on demand of the Company. The Company earned interest income in the amount of $6 thousand and $5 thousand for the years ended December 31, 2025, and 2024, respectively.

In November 2022, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $500 thousand and secured by a pledge of 5,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. The Company calculates interest rate at 3.92% per annum. The maturity date of the loans is November 2032. The Company earned interest income in the amount of $66 thousand and $63 thousand for the years ended December 31, 2025, and 2024, respectively.

In August 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 20,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. In August 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 5,500 Common Units held by Mr. Murray. The Company calculates interest rate at 4.03% per annum. The maturity

date of the loans is August 2033. The Company earned interest income in the amount of $283 thousand and $246 thousand for the years ended December 31, 2025 and 2024, respectively.

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand. The Company calculates interest at 9.5% per annum.

On April 18, 2025, the Company, through Bumbio LLC, sold approximately 3,646 thousand shares of Series A Preferred Stock in Mega Cat Studios Inc., a private video game development company, to Mega Cat Studios Inc., which shares represented approximately 25% of Mega Cat Studios Inc.'s issued and outstanding shares. In consideration for the sale of those shares to Mega Cat, Mega Cat issued a secured promissory note to Bumbio LLC, in the principal amount of $1,512 thousand which secured promissory note is payable over 18 months in equal installments of $84 thousand plus accrued and unpaid interest.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion. The Company received revenues of $60 thousand and $60 thousand for the years ended December 31, 2025, and 2024, respectively.

The Company also paid royalty expenses due to related parties in the amount of $3,078 thousand and $4,149 thousand for the years ended December 31, 2025, and 2024, respectively.

The Company received revenues of $42 thousand and $201 thousand from Com2uS Corp. for the years ended December 31, 2025, and 2024, respectively. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company's Board of Managers.

The Company has an agreement with Image Comics to purchase and distribute comic books. The Company recorded revenues net of cost of $6,075 thousand and $4,387 thousand for the years ended December 31, 2025, and 2024, respectively.

21. Commitments and contingencies

Operating Leases: The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through March 2029. Total rent expense to related parties was $2,035 thousand for the year ended December 31, 2025 (see Note 20). Rent expense is included in operating expenses on the accompanying consolidated statements of comprehensive loss.

A summary of future annual minimum lease payments on all operating leases as of December 31, 2025, in aggregate of $4,489 thousand, can be seen on Note 14.

Litigation: The Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Company's consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe their copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with the advice of the Company's counsel.

Maple Media, LLC (a direct wholly owned subsidiary of the Company) receives takedown notices from time to time and reviews and actions on such notices and notifications in compliance with U.S. DMCA.

- On September 17, 2024, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) filed a lawsuit in the Los Angeles Superior Court for, among other causes of action, breach of contract against, among others, a video game publisher to whom Skybound Game Studios, Inc. had granted an exclusive license to exploit

the *Invincible* IP to create a blockchain- and NFT-based mobile video game, which the publisher failed to complete development on and release. Skybound Game Studios, Inc. is seeking damages in excess of $1,500 thousand plus interest. On December 29, 2025, Skybound Game Studios, Inc. and the video game publisher executed a settlement agreement which set forth that the video game publisher would pay to Skybound Game Studios, Inc. $398 thousand in monthly installments throughout calendar year 2026. The first three installments were due on January 30, 2026, February 20, 2026 and March 20, 2026. The video game publisher paid the first two installments late, and, to-date, it has not yet paid the third installment. Skybound Game Studios, Inc. has issued a notice of default and has served a notice of entry of judgment for the terms of the settlement agreement. The Los Angeles Superior Court has provided a certified copy of that judgment and Skybound Game Studios, Inc. is awaiting formal issuance of the judgment by the Court. Skybound Game Studios, Inc. cannot provide assurance that the counterparty will satisfy its obligations under the settlement agreement. If the counterparty fails to make the required payments, Skybound Game Studios, Inc. may be required to pursue additional legal remedies, which could result in increased legal costs, delays in recovery, and uncertainty as to the ultimate amount and timing of any recovery.

- Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in Italian. The publisher has failed to make payments of royalties and other fees. Skybound, LLC estimates $249 thousand in unpaid royalties and other fees are owed by the publisher. Skybound, LLC and the publisher have tentatively agreed on a 24-month payment plan to recover the royalties and other fees that the publisher failed to pay, and are in the process of negotiating a settlement agreement.
- On December 4, 2025, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) was served with a complaint by a video game co-publisher with whom Skybound Game Studios, Inc. had entered into a strategic partnership agreement in May 2020, which agreement the parties subsequently terminated in November 2023, although certain rights and obligations in the agreement have survived such termination and therefore elements of the partnership continue to the present. The plaintiff is alleging fraud, conversion, breach of contract, breach of the implied covenant of good faith, negligence and violations of the California Uniform Trade Secret Act. Among other relief, the plaintiff is seeking compensatory damages in excess of $2,800 thousand. Skybound Game Studios, Inc. believes that the claims are without merit and that the non-contractual claims in practice amount to a contractual accounting dispute. Skybound Game Studios, Inc. has engaged outside legal counsel to defend itself. The litigation is currently in the pleadings and discovery stages.

Revenue Share Guarantee: The Company entered into a co-financing arrangement that includes a revenue share guarantee, pursuant to which the Company is contractually obligated to deliver a minimum economic return to the co-financier based on future Net Proceeds generated by the underlying game. The guaranteed return is tiered based on the timing of settlement and ranges from 116% to 164% of the co-financier's investment.

As of December 31, 2025, the Company has recognized a liability related to this arrangement based on the minimum expected payment of $17,400 thousand. It is at least reasonably possible that the estimated liability will change in the near term as additional information regarding the game's commercial performance becomes available.

Based on the contractual terms, the total amount payable under the guarantee is expected to range between approximately $17,400 thousand and $24,600 thousand, depending on the timing of settlement and future net Proceeds. Accordingly, the Company may be exposed to additional losses in excess of the amount accrued. While this range reflects possible outcomes, management is not able to estimate a more precise amount within the range due to uncertainties related to future Net Proceeds and timing of settlement.

The Company will continue to evaluate this obligation each reporting period and will record additional amounts when sufficient information becomes available to support a reasonable estimate.

21. Revenue

The Company recognizes revenue in accordance with ASC 606. Revenue is recognized when control of goods or services is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company generates revenue primarily through the sale of physical and digital products, licensing and royalties, and certain services, including production, merchandise, and marketing services. The timing of revenue recognition depends on the nature

of the performance obligations and the specific terms of the contracts. In accordance with ASC 606, the following table represents a disaggregation of the Company's revenues *(in thousands)*:

For the years ended December 31,	**2025**	**2024**
Physical product sales	$ 23,526	$ 31,864
Digital product sales	12,496	9,813
Licensing and royalty	16,790	16,616
Services	34,958	38,479
Other	24,062	4,108
Total revenue	**$ 111,832**	**$ 100,880**

For the year ended December 31, 2025, two customers accounted for approximately 28% and 10% of the Company's revenue. For the year ended December 31, 2024, one customer accounted for approximately 29% of the Company's revenue, respectively. These customer concentrations reflect the nature of the Company's strategic relationships and revenue timing, and management does not believe this concentration presents a significant risk to ongoing operations or revenue stability.

The following table breaks out the Company's revenue by geographical region *(in thousands)*:

For the years ended December 31,	**2025**	**2024**
North America	$ 88,554	$ 69,937
Asia	4,460	22,483
Europe	18,690	7,047
Rest of World	128	1,413
Total revenue	**$ 111,832**	**$ 100,880**

This disaggregation reflects the nature of the Company's customer arrangements and is consistent with how financial performance is evaluated internally.

Revenue recognized at a point-in-time is primarily related to sales of physical and digital products when control passes to the customer upon delivery or fulfillment. Revenue recognized over time primarily includes licensing, creative development, production services, marketing support, and other services provided under IP licensing or production agreements. The Company applies the guidance in ASC 606 to determine whether revenue should be recognized over time based on the criteria in ASC 606-10-25-27.

Revenue recognized over time primarily includes production services, creative development, marketing support, and symbolic IP licensing. The Company uses both input and output methods to measure progress, depending on the nature of the service and how performance is transferred to the customer.

- Input methods (e.g., hours incurred) are used when contractor labor drives the service (e.g., production).
- Output methods (e.g., milestone or billing schedules) are used when internal resources are used and discrete deliverables align with progress (e.g., creative and marketing support).
- In certain cases, revenue is recognized based on the right-to-invoice practical expedient when billing reflects performance to date.

These methods are applied consistently and are considered to faithfully depict the transfer of services, as customers typically consume the benefit as services are performed and the Company maintains an enforceable right to payment.

The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a "point-in-time" and from sources that are recognized "over-time and other" were as follows:

For the years ended December 31,	**2025**	**2024**
Point in time, %	53.7	45.40
Over time and other, %	46.3	54.60
Total revenue, %	**100.00**	**100.00**

The Company evaluates contracts for multiple performance obligations, including assessing whether the obligations are distinct and can be separately identified. If a contract contains more than one performance obligation, the total transaction price is

allocated based on the standalone selling prices of each performance obligation. The transaction price for each contract is determined based on the terms set forth in the executed agreement with the customer. In general:

- Production Services, Talent Management Services, and Creative Development: Prices are contractually stipulated in signed agreements, typically with milestone-based billing or fixed-fee deliverables. These may be tied to predefined deliverables or scope-based budgets.
- Licensing Revenue: Transaction prices are typically based on contractual royalty rates applied to reported sales or usage by licensees, or minimum guarantees as defined in the license agreement. MSRPs or distributor prices may be used when calculating royalties but are not set by the Company.
- Subscription Revenue (Mobile Apps and Digital Services): Transaction prices are based on the terms of the subscription agreement or in-app purchase. For subscription arrangements, revenue is recognized ratably over the subscription period as services are provided. Revenue from in-app purchases or other non-subscription digital sales is recognized at the point in time when the customer obtains control of the purchased digital content.
- Merchandise and Physical Product Sales: Transaction prices are based on purchase orders or invoice amounts, which reflect agreed-upon unit pricing and quantities.
- Digital Publishing and Media: Transaction prices are typically determined through invoiced amounts per the customer's insertion orders or advertising schedules.

Variable consideration, such as performance bonuses, is estimated and included in the transaction price only to the extent it is probable that a significant reversal will not occur. Sales- and usage-based royalties related to licenses of intellectual property are excluded from the transaction price and are recognized as revenue at the later of (i) when the subsequent sales or usage occurs or (ii) when the performance obligation to which the royalty relates has been satisfied.

Discounts, returns, and refunds are not material to the Company's consolidated financial statements and do not represent a significant component of variable consideration. Accordingly, the Company does not record obligations for such amounts in advance; they are recognized as a reduction in revenue in the period in which they occur.

The Company's beginning and ending gross contract assets were as follows *(in thousands)*:

For the years ending December 31,	**2025**	**2024**	**2023**
Accounts receivable	$ 5,836	$ 7,898	$ 14,578
Unbilled receivable	$ 6,611	$ 5,552	$ 5,323

The Company's beginning and ending contract liabilities were as follows *(in thousands)*:

For the years ending December 31,	**2025**	**2024**	**2023**
Deferred revenue	$ 14,734	$ 8,844	$ 13,800

Changes in the Company's contract assets and contract liabilities during the year were primarily attributable to the timing differences between revenue recognition and billing or cash collection.

The increase in contract assets was driven primarily by game development and production services, where revenue was recognized on milestones or labor incurred but had not yet been billed at period-end. The decrease in contract liabilities primarily related to the recognition of revenue from advance payments received for production services and licensing agreements as related performance obligations were satisfied.

There were no material changes in the transaction price or timing of performance obligations that resulted in contract assets or liability adjustments. Additionally, there were no significant contract modifications, no material changes in estimates of variable consideration, and no impairments of contract assets recorded during the reporting period.

The Company evaluates contract assets for credit losses under ASC 326-20, *Financial Instruments-Credit Losses-Measured at Amortized Cost* (ASC 326). As of December 31, 2025, no credit loss expense was recognized on contract assets.

Receivables from customer contracts are assessed separately under ASC 326. No material difference existed between the initial receivable recognition and the revenue recognized.

During the years ended December 31, 2025, and 2024, the Company recognized $6,540 thousand and $6,396 thousand revenue that was recognized in deferred revenue as of the beginning of respective year.

As of December 31, 2025, the Company had approximately $14,734 thousand of transaction price allocated to unsatisfied contract performance obligations.

The Company expects to recognize this deferred revenue as follows *(in thousands)*:

Future performance obligations	
2026	$ 14,613
2027	121
2028	—
2029	—
2030	—
Thereafter	—
Total	**$ 14,734**

The Company applies the optional exemption under ASC 606-10-50-14 through 50-15 for contracts with an expected duration of one year or less and excludes such contracts from its remaining performance obligation disclosures. This exemption primarily applies to:

- Production services contracts with fixed timelines (typically under 12 months), where deliverables are milestone-based or tied to specific content production phases.
- Licensing agreements for symbolic IP or content where the license term is one year or less.
- Creative and marketing services contracts that are completed within the calendar year under statement of work arrangements.

The Company applies the optional exemption in ASC 606-10-50-14 for contracts with an expected duration of one year or less, and such contracts have been excluded from the totals above.

The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter is fifteen months.

23. Segment and Geographic Information

The Company applies the provisions of ASC 280 and has determined that it operates as one reportable segment. The Company's business lines share common infrastructure and monetize similar IP across overlapping customer bases. Accordingly, the Company has determined it has a single operating and reportable segment.

The Company's chief operating decision maker (CODM) is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses revenue, net loss, and adjusted EBITDA to make decisions on resource allocation and to assess the performance of the business across the Company's business lines, which include editorial publishing, television and film production, video games, and tabletop games. Our CODM does not assess segment performance using segment asset information. All significant segment expense categories related to net loss/income are presented on our consolidated statement of comprehensive income.

Adjusted EBITDA is a measure of segment profit or loss, which we define as net loss, excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; stock-based compensation expense; payroll and other tax expense related to stock-based compensation; and certain other items impacting net loss from time to time.

Adjusted EBITDA is reconciled from net loss attributable to members. Accordingly, adjustments for interest, taxes, depreciation, and amortization exclude the portion attributable to noncontrolling interests, as that impact is already captured in the starting net loss attributable to members. Such adjustments are considered significant segment expense categories included in the measure of Adjusted EBITDA.

The following table reconciles the Company’s Adjusted EBITDA to net loss attributable to members, the most directly comparable GAAP measure:

(in thousands)

EBITDA	**2025**	**2024**
Loss before income taxes	$ (11,366)	$ (30,214)
Income tax (expense) benefit	(8,756)	2,205
Net loss	(20,122)	(28,009)
Net loss attributable to non-controlling interest	51	(456)
Net loss attributable to members	(20,173)	(27,553)
Depreciation and amortization	8,864	8,202
Income tax (expense) benefit	8,559	(2,196)
Interest expense (income), net	366	304
Equity-based compensation expense	4,467	2,724
Unrealized foreign exchange	260	—
Recruiting & severance expense	491	1,029
Remeasurement of co-financing liability	5,446	—
Non-recurring corporate development projects	72	—
Acquisitions & dissolutions	(1,204)	—
Inventory, returns, and non-recurring adjustments	920	1,288
Impairment of software	192	2,128
Impairment of IP	145	—
Impairment of tv/film	329	625
Impairment on goodwill	—	12,891
Change in fair value of derivative	443	945
Pre-launch marketing costs	1,283	—
Distributed game product markdown	—	1,963
Adjusted EBITDA	**$ 10,460**	**$ 2,350**

The following table presents the Company’s long-lived assets by geographic region as of December 31, 2025:

(in thousands)	**Long lived assets**
North America	$ 108,582
Other foreign countries	35,227
Total	**$ 143,809**

24. Income taxes

Domestic and international pre-tax loss consists of the following *(in thousands)*:

For the year ended December 31,	**2025**	**2024**
United States	$ (12,535)	$ (16,463)
International	1,169	(13,751)
Loss before income taxes	**$ (11,366)**	**$ (30,214)**

The components of the provision for income tax expense (benefit) consists of the following *(in thousands)*:

For the years ended December 31,	**2025**	**2024**
Current tax expense		
Federal	$ —	$ (21)
State and local	(281)	355
Foreign	387	338
Total current tax expense	106	672
Deferred tax benefit		
Federal	6,035	(2,127)
State and local	2,374	(720)
Foreign	241	(30)
Total deferred tax expense (benefit)	8,650	(2,877)
Total income tax expense (benefit)	**$ 8,756**	**$ (2,205)**

Reconciliation of the income tax provision at the U.S. federal statutory tax rate of 21% to the provision for income taxes, is as follows *(in thousands, except percentages)*:

For the year ended December 31,	**2025**	
Tax at US Statutory Rate	$ (2,398)	21%
State and Local Income Taxes (1)	2,448	(21)%
Foreign Tax Effects		
Denmark	106	(1)%
Iceland	146	(1)%
Japan	110	(1)%
United Kingdom	18	0%
Effect of Cross-Border Tax Laws		
Foreign derived intangible income	—	0%
Nontaxable and Nondeductible Items		
Stock Compensation	81	(1)%
Impairment	—	0%
Others	(54)	(0)%
Tax Credits	—	0%
Change in FIN 48	—	0%
Change in Valuation Allowances	9,628	(84)%
Other Adjustments	(1,327)	12%
Effective tax rate	$ 8,756	(77)%

(1) The states and local jurisdictions that contribute to the majority (greater than 50% of the tax effect) in this category include California.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory US federal income tax rate to income before income taxes for years prior to the adoption of ASU 2023-09 is as follows *(in thousands)*:

For the year ended December 31,	**2024**
Provision at statutory rate	$ (9,016)
State taxes, net of federal benefit	(519)
Permanent items	5,826
Change in VA	2,974
Other	(1,470)
Total tax expense	**$ (2,205)**

The income tax effect of aggregate deductible and taxable temporary differences was as follows *(in thousands)*:

For the years ended December 31,	**2025**	**2024**
Deferred tax assets		
Net operating losses (NOL)	$ 8,843	$ 5,867
Equity-based compensation	3,223	1,923
Intangible assets	(631)	3,829
Accruals and other	2,359	1,055
Valuation allowance (VA)	(13,786)	(2,974)
Total	8	9,700
Deferred tax liabilities		
Unrealized gain on derivative asset	—	—
Other	(8)	(1,128)
Total	(8)	(1,128)
Net deferred assets	**$ —**	**$ 8,572**

As of December 31, 2025, the Company had total combined, net operating losses carryforwards for federal, state and foreign income tax purposes of $56,566 thousand. The utilization of NOL carryforwards may be carried forward indefinitely until used. The utilization of NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. The Company has assessed the realizability of its deferred tax assets and concluded that it is more likely than not that the deferred tax assets will not be realized and recorded a full valuation allowance for all jurisdictions.

The federal and blended state income tax rates used in determining the provision for the year ended December 31, 2025 is 21.0% and 7.843%, when applicable, respectively. The Company's effective tax rate was impacted by a full valuation allowance on deferred tax assets for the current year. The Company has not recognized a deferred tax liability on the undistributed earnings of its foreign subsidiaries, as these earnings are considered to be indefinitely reinvested.

For the years ended December 31, 2025, and 2024, the Company did not take any material uncertain tax positions.

The Company has not received any notice or indication of federal income tax examination and as such the tax years 2022 through 2024 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

25. Earnings per share

The Company follows ASC 260 to account for earnings per unit. Basic EPS is computed by dividing net losses attributable to members by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, to the extent such shares are dilutive. EPS is presented on a net-of-tax basis.

The following table presents a reconciliation of the numerators and denominators used in computing basic and diluted EPS for the years ended December 31, 2025, and 2024:

For the years ended December 31,	**2025**	**2024**
Numerator		
Net loss attributable to members	(20,173)	(27,553)
Preferred dividends	—	—
Net Loss attributable to common shareholders	**(20,173)**	**(27,553)**

For the years ended December 31,	**2025**	**2024**
Weighted average common units outstanding used in calculating diluted EPS	3,449,828	4,453,780
Loss per Common Unit, basic	(5.85)	(6.19)
Loss per Common Unit, diluted	(5.85)	(6.19)

Because the Company incurred net losses in each period presented, all potentially dilutive securities were excluded from the calculation of diluted EPS, as their inclusion would have been anti-dilutive. The following instruments were excluded:

- Options and warrants
- Incentive Plan Units and unvested equity-based awards

Each of these securities could potentially dilute EPS in future periods. The Company applies the treasury stock method to determine whether potentially dilutive securities are anti-dilutive.

The following methods were used in calculating diluted EPS:

- Options and warrants: Treasury stock method
- Contingently issuable units: Considered under ASC 260-10-45-48 if triggering events occur

On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Unit held. All Units and related amounts have been retroactively restated for all periods presented.

26. Supplemental cash flows information

(in thousands)

For the years ended December 31,	**2025**	**2024**
Supplemental disclosures of cash flows information:		
Cash paid for interest	$ 832	$ 229
Cash paid for income taxes	478	3,418
Non-cash investing and financing activities:		
Common interests issued to acquire non-controlling interest	—	—
Fair value of warrants issued for co-financing interest	3,046	—
Common interest appreciation rights issued to acquire non-controlling interest	$ —	$ 1,112

27. Employee benefit plan

The Company maintains a 401(k) retirement plan (the 401(k) Plan) that covers eligible employees of the Company. Under the terms of the 401(k) Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $605 thousand and $621 thousand for December 31, 2025, and 2024, respectively which is included in operating expenses on the accompanying consolidated statements of comprehensive loss. The contributions represent 100% match of the employee's 401(k) contributions after three months of employment, based on contributions up to 4%. The Company offers certain post-employment benefits, including continuation of health coverage and other limited benefits to eligible former employees. As of December 31, 2025, the Company had no material obligations that required accrual under ASC 712.

28. Subsequent events

The Company evaluated subsequent events that occurred from January 1, 2026, through the date that the consolidated financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as noted below.

On January 12, 2026, AmCon, LLC (a direct wholly owned subsidiary of the Company) formed Crevice, LLC, a California limited liability company. Crevice, LLC was formed to operate as a production company through which film and television content will be developed, produced, and delivered.

On February 6, 2026, the Company and its direct wholly owned subsidiary, Skybound, LLC, amended its amended and restated credit agreement with East West Bank to increase the commitment under the revolving line of credit to $15,000 thousand.

On March 30, 2026, the Company and its direct wholly owned subsidiary, Skybound, LLC, amended its amended and restated credit agreement with East West Bank to increase the commitment under the revolving line of credit to $25,000 thousand.

During March 2026, the Company made two additional draws on its revolving line of credit with East West Bank, each in the amount of $5,000 thousand, on March 2, 2026 and March 31, 2026, respectively. Following these draws, the total outstanding balance on the facility increased to $20,000 thousand as of March 31, 2026.

On April 8, 2026, Shoe Leather Digital, Inc. (an indirect wholly owned subsidiary of the Company) formed Nomad Travel Channel LLC, a California limited liability company. Nomad Travel Channel LLC was formed in connection with digital channel initiatives, including activities related to revenue sharing arrangements with content creators, and is intended to serve as the operating entity through which such channel and distribution activities will be conducted going forward.

On April 21, 2026, the Company formed Skybound Holdings CF Investors SPV 2, LLC, a Delaware limited liability company. Skybound Holdings CF Investors SPV 2, LLC is a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act.

Skybound Holdings CF Investors SPV 2, LLC

Audited Financial Statements

As of And For The One Day Ended April 21, 2026 (Inception)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT

To the Manager of
Skybound Holdings CF Investors SPV 2, LLC
Los Angeles, CA

Opinion

We have audited the financial statements of Skybound Holdings CF Investors SPV 2, LLC (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (April 21, 2026), and the related statements of operations, changes in members' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (April 21, 2026), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 4, 2026
Calabasas, California

As of	Inception April 21, 2026
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ -
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	
Total Liabilities	**-**
MEMBERS' EQUITY/(DEFICIT)	
Members' Equity/(Deficit)	-
Total Members' Equity/(Deficit)	**-**
Total Liabilities and Members' Equity/(Deficit)	**$ -**

See accompanying notes to financial statements.

(USD $ in Dollars)	For the one day ended April 21, 2026
Revenue	$ -
Cost of Revenue	-
Gross Profit/ (Loss)	-
General and Administrative	-
Total Operating Expenses	-
Operating Income/(Loss)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Loss)	$ -

See accompanying notes to financial statements.

(in , $US)	Members' Equity / (Deficit)	
Inception Date- April 21, 2026	**$**	**-**
Net Income/(Loss)		-
Balance— April 21, 2026	**$**	**-**

See accompanying notes to financial statements.

	For the one day ended April 21, 2026
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided/Used in Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided/Used in Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided/Used in Financing Activities	**-**
Change In Cash	-
Cash—Beginning of Day	-
Cash—End of Day	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid For Interest	$ -
Cash Paid For Taxes	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Skybound Holdings CF Investors SPV 2, LLC was formed on April 21, 2026 in the state of Delaware. The financial statements of Skybound Holdings CF Investors SPV 2, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Skybound Holdings CF Investors SPV 2, LLC is a Delaware-formed company formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The Company's sole purpose is to acquire, hold, and dispose of securities issued by Skybound Holdings LLC with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The Company is managed by Skybound Holdings LLC and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of April 21, 2026, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. EQUITY

No membership units have been issued and were outstanding as of April 21, 2026.

Voting Rights

Members do not have direct control over the operations of the Company. The Company is managed by Skybound Holdings LLC which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the Company, require the approval of members holding a specified majority interest.

Distribution Rights

The Company is structured as a pass-through entity. It does not generate independent revenues but may receive distributions from Skybound Holdings LLC -and, if received, allocates such proceeds to members on a pro-rata basis in

accordance with their ownership interests. Distributions are made when declared and may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to Skybound Holdings LLC accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the Company, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of April 21, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. RELATED PARTY TRANSACTIONS

There are no related party transactions as of April 21, 2026.

6. SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

7. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations, and will incur costs before revenue, if any, is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of investment in operating company, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT G

List of Intellectual Property

(*See Attached*)

Intellectual Property[1]

Registered Trademarks and Trademark Applications

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
DISSECTING FEAR	AUSTRALIA	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	AUSTRALIA	1534433	1/20/2020	1534433	1/20/2020	REGISTERED
	AUSTRALIA	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
TRIAL BY TROLLEY	AUSTRALIA	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
ATTACK PETER	CANADA	1596457	3/3/2021	1596457	10/19/2022	REGISTERED
DISSECTING FEAR	CANADA	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
DRIFT MANIA	CANADA	1551008	11/7/2011	837046	11/26/2012	REGISTERED
HOCKEY FIGHT	CANADA	1582264	6/15/2012	870550	2/3/2014	REGISTERED
POPCRAFT	CANADA	1534433	1/20/2020	1534433	1/20/2020	REGISTERED
RED FLAGS	CANADA	1888117	3/14/2018	1075546	3/19/2020	REGISTERED
SKATEBOARD PARTY	CANADA	1582262	6/15/2012	876748	4/30/2014	REGISTERED
SKYBOUND	CANADA	1807759	11/3/2016	1082456	9/30/2020	REGISTERED
SKYBOUND COMET	CANADA	2155900	12/22/2021	1203156	10/11/2023	REGISTERED
	CANADA	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
SUPERFIGHT	CANADA	1888115	3/14/2018	1082537	9/30/2020	REGISTERED
SNOWBOARD PARTY	CANADA	1707183	12/15/2014	938345	5/18/2016	REGISTERED
	CANADA	1807760	11/3/2016	1126605	4/21/2022	REGISTERED
TRIAL BY TROLLEY	CANADA	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
SKYBOUND	CHINA	20058741	5/24/2016	20058741	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058742	5/24/2016	20058742	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058743	5/24/2016	20058743	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058744	5/24/2016	20058744	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058745	5/24/2016	20058745	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058746	5/24/2016	20058746	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058747	5/24/2016	20058747	9/28/2017	REGISTERED
SKYBOUND	CHINA	20058748	5/24/2016	20058748	7/14/2017	REGISTERED
SURVIVORS	CHINA	23318976	3/29/2017	23318976	3/21/2018	REGISTERED

[1] Unless otherwise noted, this section reflects the owned intellectual property of the Operating Company and its wholly owned subsidiaries. One of Skybound, LLC, Shoe Leather Digital, Inc., Maple Media, LLC or Super Basic, LLC (each, a wholly owned subsidiary of the Operating Company) is the owner of the listed owned intellectual property. The Operating Company and its subsidiaries also license certain intellectual property from third parties.

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
	CHINA	65488837	6/23/2022	65488837	12/7/2022	REGISTERED
DISSECTING FEAR	EUROPEAN UNION	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
INFINITE VACATION	EUROPEAN UNION	018599028	11/12/2021	018599028	4/23/2025	REGISTERED
SKYBOUND	EUROPEAN UNION	019279474	11/20/2025			PUBLISHED
	EUROPEAN UNION	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
	EUROPEAN UNION	018101634	7/30/2019	018101634	2/22/2020	REGISTERED
SURVIVORS	EUROPEAN UNION	015990443	11/2/2016	015990443	4/18/2017	REGISTERED
TRIAL BY TROLLEY	EUROPEAN UNION	018142025	10/23/2019	018142025	2/13/2020	REGISTERED
SKYBOUND	JAPAN	2016122654	11/4/2016	5959979	6/30/2017	REGISTERED
SURVIVORS	JAPAN	2016122655	11/4/2016	6020205	2/16/2018	REGISTERED
TRIAL BY TROLLEY	JAPAN	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
DISSECTING FEAR	NEW ZEALAND	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	NEW ZEALAND	1534433	1/20/2020	1534433	1/20/2020	REGISTERED
	NEW ZEALAND	1649192	12/22/2021	1649192	12/22/2021	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
ATTACK PETER	UNITED KINGDOM	1596457	3/3/2021	1596457	3/3/2021	REGISTERED
DISSECTING FEAR	UNITED KINGDOM	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
INFINITE VACATION	UNITED KINGDOM	UK00003720909	11/12/2021	UK00003720909	2/4/2022	REGISTERED
PLAYER FM	UNITED KINGDOM	UK00002603007	11/30/2011	UK00002603007	5/25/2012	REGISTERED
RSSRADIO	UNITED KINGDOM	UK00003004797	5/4/2013	UK00003004797	8/16/2013	REGISTERED
SKYBOUND	UNITED KINGDOM	UK00004297823	11/20/2025			PUBLISHED
	UNITED KINGDOM	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
	UNITED KINGDOM	UK00918101634	7/30/2019	UK00918101634	2/22/2020	REGISTERED
SURVIVORS	UNITED KINGDOM	UK00915990443	11/2/2016	UK00915990443	4/18/2017	REGISTERED
TRIAL BY TROLLEY	UNITED KINGDOM	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
TRIAL BY TROLLEY	UNITED KINGDOM	UK00918142025	10/23/2019	UK00918142025	2/13/2020	REGISTERED
ATTACK PETER	UNITED STATES	90159397	9/4/2020	6577766	11/30/2021	REGISTERED
ATTACK PETER	UNITED STATES	90159435	9/4/2020	6376817	6/8/2021	REGISTERED
ATTACK PETER	UNITED STATES	90159455	9/4/2020	6345964	5/11/2021	REGISTERED
DISSECTING FEAR	UNITED STATES	88573597	8/9/2019	6006855	3/10/2020	REGISTERED
FOODUCATE	UNITED STATES	97693419	11/28/2022	7274885	1/16/2024	REGISTERED
GAMMA RAY	UNITED STATES	90272292	10/22/2020	6418220	7/13/2021	REGISTERED
GammaRay	UNITED STATES	87862926	4/4/2018	6228418	12/22/2020	REGISTERED
GammaRay	UNITED STATES	87982476	4/4/2018	5985285	2/11/2020	REGISTERED
IMPACT WINTER	UNITED STATES	97474849	6/24/2022	7538300	10/15/2024	REGISTERED
IMPACT WINTER	UNITED STATES	97475212	6/24/2022	7482875	8/20/2024	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
IMPACT WINTER	UNITED STATES	97475234	6/24/2022	7846837	7/1/2025	REGISTERED
	UNITED STATES	98684592	8/6/2024	7878324	8/5/2025	REGISTERED
IT'S NOT NUTS	UNITED STATES	99547927	12/15/2025			PENDING
MAPLE MEDIA	UNITED STATES	88153755	10/12/2018	5792398	7/2/2019	REGISTERED
POPCRAFT	UNITED STATES	88569734	8/7/2019	6006645	3/10/2020	REGISTERED
QUARTER UP	UNITED STATES	99298346	7/23/2025			ALLOWED
QUARTER UP	UNITED STATES	99298981	7/23/2025			ALLOWED
QUARTER UP	UNITED STATES	99299283	7/23/2025			ALLOWED
	UNITED STATES	99330208	8/11/2025			ALLOWED
	UNITED STATES	99330218	8/11/2025			ALLOWED
	UNITED STATES	99330222	8/11/2025			ALLOWED
SKATE JAM	UNITED STATES	88153758	10/12/2018	5864254	9/17/2019	REGISTERED
SKATEBOARD PARTY	UNITED STATES	85618833	5/7/2012	4267940	1/1/2013	REGISTERED
SKYBOUND	UNITED STATES	87023853	5/3/2016	5788130	6/25/2019	REGISTERED
SKYBOUND	UNITED STATES	87979582	5/3/2016	5699374	3/12/2019	REGISTERED
SKYBOUND	UNITED STATES	97430018	5/26/2022	7634434	12/31/2024	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
	UNITED STATES	97031414	9/16/2021	6871527	10/11/2022	REGISTERED
SKYBOUND COMET	UNITED STATES	90795075	6/25/2021	7037999	4/25/2023	REGISTERED
SKYBOUND COMET	UNITED STATES	90795081	6/25/2021	7076209	6/6/2023	REGISTERED
SKYBOUND COMET	UNITED STATES	90795089	6/25/2021	7038000	4/25/2023	REGISTERED
	UNITED STATES	90795125	6/25/2021	7038001	4/25/2023	REGISTERED
	UNITED STATES	90795136	6/25/2021	7076210	6/6/2023	REGISTERED
	UNITED STATES	90795153	6/25/2021	7038002	4/25/2023	REGISTERED
SKYBOUND ENTERTAINMENT	UNITED STATES	97421546	5/20/2022	6895343	11/8/2022	REGISTERED
SKYBOUND ENTERTAINMENT	UNITED STATES	97596408	9/19/2022	7195693	10/17/2023	REGISTERED
	UNITED STATES	90546902	2/25/2021	6636777	2/8/2022	REGISTERED
	UNITED STATES	90546938	2/25/2021	6636778	2/8/2022	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
	UNITED STATES	97429995	5/26/2022	6895347	11/8/2022	REGISTERED
SPIRITS OF THE APOCALYPSE	UNITED STATES	88155750	10/15/2018	5956921	1/7/2020	REGISTERED
SUPERFIGHT	UNITED STATES	86374896	8/22/2014	4860653	11/24/2015	REGISTERED
THIEF OF THIEVES	UNITED STATES	85980174	2/16/2012	4430107	11/5/2013	REGISTERED
THIEF OF THIEVES	UNITED STATES	86520589	1/31/2015	5570894	9/25/2018	REGISTERED
TRIAL BY TROLLEY	UNITED STATES	88468301	6/11/2019	6009611	3/10/2020	REGISTERED
WE HEART IT	UNTED STATES	97693407	11/28/2022	7274884	1/16/2024	REGISTERED
ATTACK PETER	WIPO	A0106087	3/3/2021	1596457	3/3/2021	REGISTERED
DISSECTING FEAR	WIPO	A0093421	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	WIPO	A0093420	1/20/2020	1534433	1/20/2020	REGISTERED
	WIPO	A0117656	12/22/2021	1649192	12/22/2021	REGISTERED
TRIAL BY TROLLEY	WIPO	A0092061	11/27/2019	1506418	11/27/2019	REGISTERED

Master Trademark License

Robert Kirkman, via his entity Robert Kirkman, Inc., is party to an Amended and Restated Master License Agreement with Skybound, LLC (a wholly-owned subsidiary of the Operating Company) pursuant to which Skybound, LLC has the exclusive license to commercialize all comic books created by Robert Kirkman as merchandise, comic books and video games, and the exclusive administration rights in connection with any motion picture or television projects based on any of the comic books, which includes, among others, *The Walking Dead* and *Invincible*.

Registered Copyrights and Copyright Applications

Title:	Issue Registered:	Registration No. or Document No.:	Registration Date or Recordation Date:	Publication Date or Execution Date:	Nation of First Publication:
Assassin Nation	vol. 1, no. 1	TX0008740189	4/25/2019	3/13/2019	United States
Assassin Nation	vol. 1, no. 2	TX0008785978	7/23/2019	4/17/2019	United States
Assassin Nation	vol. 1, no. 3	TX0008785977	7/23/2019	5/22/2019	United States
Assassin Nation	vol. 1, no. 4	TX0008785968	7/23/2019	6/19/2019	United States
Assassin Nation	vol. 1, no. 5	TX0008811802	10/25/2019	7/17/2019	United States
Birthright	vol. 1, no. 1	TX0007975623	2/4/2015	10/8/2014	United States
Birthright	vol. 1, no. 2	TX0007980763	2/2/2015	11/5/2014	United States
Birthright	vol. 1, no. 3	TX0007980771	2/2/2015	12/3/2014	United States
Birthright	vol. 1, no. 4	TX0008740630	4/25/2019	1/7/2015	United States
Birthright	vol. 1, no. 5	TX0008054843	6/26/2015	2/4/2015	United States
Birthright	vol. 1, no. 6	TX0008054869	6/26/2015	4/8/2015	United States
Birthright	vol. 1, no. 7	TX0008081988	8/24/2015	5/13/2015	United States
Birthright	vol. 1, no. 8	TX0008081972	8/24/2015	6/10/2015	United States
Birthright	vol. 1, no. 9	TX0008081961	8/24/2015	7/22/2015	United States
Birthright	vol. 1, no. 10	TX0008081959	8/24/2015	8/19/2015	United States
Birthright	vol. 1, no. 11	TX0008171258	12/11/2015	11/11/2015	United States
Birthright	vol. 1, no. 12	TX0008169223	3/17/2016	12/9/2015	United States
Birthright	vol. 1, no. 13	TX0008169220	3/17/2016	1/13/2016	United States
Birthright	vol. 1, no. 14	TX0008169222	3/17/2016	2/17/2016	United States

Birthright	vol. 1, no. 15	TX0008355586	4/7/2017	3/23/2016	United States
Birthright	vol. 1, no. 16	TX0008315020	8/15/2016	6/8/2016	United States
Birthright	vol. 1, no. 17	TX0008315022	8/15/2016	7/13/2016	United States
Birthright	vol. 1, no. 18	TX0008340530	11/22/2016	8/10/2016	United States
Birthright	vol. 1, no. 19	TX0008340531	11/22/2016	9/14/2016	United States
Birthright	vol. 1, no. 20	TX0008340533	11/22/2016	10/26/2016	United States
Birthright	vol. 1, no. 21	TX0008355585	4/7/2017	1/11/2017	United States
Birthright	vol. 1, no. 22	TX0008355579	4/7/2017	2/8/2017	United States
Birthright	vol. 1, no. 23	TX0008355576	4/7/2017	3/22/2017	United States
Birthright	vol. 1, no. 24	TX0008411567	7/31/2017	5/17/2017	United States
Birthright	vol. 1, no. 25	TX0008411568	7/31/2017	6/14/2017	United States
Birthright	vol. 1, no. 26	TX0008549793	11/7/2017	9/13/2017	United States
Birthright	vol. 1, no. 27	TX0008549772	11/7/2017	10/11/2017	United States
Birthright	vol. 1, no. 28	TX0008550900	12/28/2017	11/8/2017	United States
Birthright	vol. 1, no. 29			1/3/2018	United States
Birthright	vol. 1, no. 30			2/21/2018	United States
Birthright	vol. 1, no. 31	TX0008740614	4/25/2019	9/12/2018	United States
Birthright	vol. 1, no. 32	TX0008740634	4/25/2019	10/10/2018	United States
Birthright	vol. 1, no. 33	TX0008740606	4/25/2019	11/14/2018	United States
Birthright	vol. 1, no. 34	TX0008740603	4/25/2019	12/12/2018	United States
Birthright	vol. 1, no. 35	TX0008740583	4/25/2019	1/9/2019	United States

Birthright	vol. 1, no. 36	TX0008785942	7/23/2019	6/5/2019	United States
Birthright	vol. 1, no. 37	TX0008811730	10/25/2019	7/3/2019	United States
Birthright	vol. 1, no. 38	TX0008811736	10/25/2019	8/7/2019	United States
Birthright	vol. 1, no. 39	TX0008807514	10/25/2019	9/4/2019	United States
Birthright	vol. 1, no. 40	TX0008968634	2/7/2020	10/2/2019	United States
Birthright	vol. 1, no. 41			2/5/2020	United States
Birthright	vol. 1, no. 42			3/4/2020	United States
Birthright	vol. 1, no. 43			5/20/2020	United States
Birthright	vol. 1, no. 44			6/17/2020	United States
Birthright	vol. 1, no. 45			7/22/2020	United States
Birthright	vol. 1, no. 46			2/10/2021	United States
Birthright	vol. 1, no. 47			3/10/2021	United States
Birthright	vol. 1, no. 48			4/14/2021	United States
Birthright	vol. 1, no. 49			5/12/2021	United States
Birthright	vol. 1, no. 50			6/9/2021	United States
Clone	vol. 1, no. 2	TX0008019124	1/18/2013	12/12/2012	United States
Clone	vol. 1, no. 3	TX0007640626	1/18/2013	1/9/2013	United States
Clone	vol. 1, no. 4	TX0008739011	4/25/2019	2/13/2013	United States
Clone	vol. 1, no. 5	TX0007700492	6/17/2013	5/22/2013	United States
Clone	vol. 1, no. 6	TX0007700481	6/17/2013	4/24/2013	United States
Clone	vol. 1, no. 7	TX0007731396	8/8/2013	5/29/2013	United States

Clone	vol. 1, no. 8	TX0007731393	8/8/2013	6/26/2013	United States
Clone	vol. 1, no. 9	TX0007731395	8/8/2013	7/24/2013	United States
Clone	vol. 1, no. 10	TX0007756160	11/4/2013	9/11/2013	United States
Clone	vol. 1, no. 11	TX0007794931	1/9/2014	10/23/2013	United States
Clone	vol. 1, no. 12	TX0007804585	2/17/2014	11/20/2013	United States
Clone	vol. 1, no. 13	TX0007804588	2/17/2014	12/18/2013	United States
Clone	vol. 1, no. 14	TX0007804513	2/17/2014	1/15/2014	United States
Clone	vol. 1, no. 15	TX0007822473	3/14/2014	3/5/2014	United States
Clone	vol. 1, no. 16	TX0007851350	5/21/2014	5/7/2014	United States
Clone	vol. 1, no. 17	TX0007914946	6/11/2014	6/4/2014	United States
Clone	vol. 1, no. 18	TX0007979979	1/15/2015	7/2/2014	United States
Clone	vol. 1, no. 19	TX0008048606	6/29/2015	8/6/2014	United States
Clone	vol. 1, no. 20	TX0007979978	1/15/2015	9/17/2014	United States
Crude	vol. 1, no. 1	TX0008652052	8/22/2018	4/11/2018	United States
Crude	vol. 1, no. 2	TX0008652059	8/22/2018	5/16/2018	United States
Crude	vol. 1, no. 3	TX0008652108	8/22/2018	6/20/2018	United States
Crude	vol. 1, no. 4	TX0008652095	8/22/2018	7/18/2018	United States
Crude	vol. 1, no. 5	TX0008652082	8/22/2018	8/15/2018	United States
Crude	vol. 1, no. 6	TX0008741311	4/16/2019	9/19/2018	United States
Dead Body Road	vol. 1, no. 1	TX0007794940	1/9/2014	12/11/2013	United States
Dead Body Road	vol. 1, no. 2	TX0007804530	2/17/2014	1/22/2014	United States

Dead Body Road	vol. 1, no. 3	TX0007817048	3/17/2014	2/26/2014	United States
Dead Body Road	vol. 1, no. 4	TX0007844513	4/17/2014	3/26/2014	United States
Dead Body Road	vol. 1, no. 5	TX0007914954	6/9/2014	4/24/2014	United States
Dead Body Road	vol. 1, no. 6	TX0007914952	6/9/2014	5/28/2014	United States
Dead Body Road: Bad Blood	vol. 1, no. 1	TX0007794940	6/24/2020	6/24/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 2	TX0007804530	7/29/2020	7/29/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 3	TX0007817048	8/26/2020	8/26/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 4	TX0007844513	9/23/2020	9/23/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 5	TX0007914954	10/28/2020	10/28/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 6	TX0007914952	12/2/2020	12/2/2020	United States
Delusion: Lies Within	N/A	PAu003878855	3/21/2017	N/A	N/A
Demonic	vol. 1, no. 1	TX0008340520	11/22/2016	8/17/2016	United States
Demonic	vol. 1, no. 2	TX0008340519	11/22/2016	9/21/2016	United States
Demonic	vol. 1, no. 3	TX0008340518	11/22/2016	10/19/2016	United States
Demonic	vol. 1, no. 4	TX0008340515	11/22/2016	11/16/2016	United States
Demonic	vol. 1, no. 5	TX0008355608	4/7/2017	12/21/2016	United States
Demonic	vol. 1, no. 6	TX0008355605	4/7/2017	1/18/2017	United States
Evolution	vol. 1, no. 1	TX0008550881	12/28/2017	11/15/2017	United States
Evolution	vol. 1, no. 2	TX0008550876	12/28/2017	12/20/2017	United States
Evolution	vol. 1, no. 3			1/17/2018	United States
Evolution	vol. 1, no. 4			2/21/2018	United States

Evolution	vol. 1, no. 5			3/21/2018	United States
Evolution	vol. 1, no. 6	TX0008695699	9/7/2018	4/18/2018	United States
Evolution	vol. 1, no. 7	TX0008652104	8/22/2018	6/20/2018	United States
Evolution	vol. 1, no. 8	TX0008652099	8/22/2018	7/18/2018	United States
Evolution	vol. 1, no. 9	TX0008652086	8/22/2018	8/15/2018	United States
Evolution No. 10	vol. 1, no. 10	TX0008741324	4/25/2019	9/28/2018	United States
Evolution No. 11	vol. 1, no. 11	TX0008741601	4/25/2019	10/17/2018	United States
Evolution No. 12	vol. 1, no. 12	TX0008741560	4/25/2019	11/21/2018	United States
Evolution	vol. 1, no. 13	TX0008741554	4/25/2019	1/16/2019	United States
Evolution	vol. 1, no. 14	TX0008741550	4/25/2019	2/20/2019	United States
Evolution	vol. 1, no. 15	TX0008741496	4/25/2019	3/20/2019	United States
Evolution	vol. 1, no. 17	TX0008807469	10/25/2019	7/17/2019	United States
Evolution	vol. 1, no. 18	TX0008807465	10/25/2019	9/25/2019	United States
Excellence	vol. 1, no. 1	TX0008781348	7/24/2019	5/8/2019	United States
Excellence	vol. 1, no. 2	TX0008781350	7/24/2019	6/19/2019	United States
Excellence	vol. 1, no. 3	TX0008807444	10/25/2019	7/17/2019	United States
Excellence	vol. 1, no. 4	TX0008809143	10/25/2019	8/21/2019	United States
Excellence	vol. 1, no. 5	TX0008809146	10/25/2019	9/18/2019	United States
Excellence	vol. 1, no. 6	TX0008968648	2/7/2020	10/16/2019	United States
Excellence	vol. 1, no. 7	Case #: 1-15071698008		6/10/2020	United States

Excellence	vol. 1, no. 8	Case #: 1-15071698008		7/8/2020	United States
Excellence	vol. 1, no. 9	Case #: 1-15071698008		8/12/2020	United States
Excellence	vol. 1, no. 10	Case #: 1-15063349761		2/17/2021	United States
Excellence	vol. 1, no. 11	Case #: 1-15071697932		9/8/2021	United States
Excellence	vol. 1, no. 12	Case #: 1-15071697956		1/19/2022	United States
Extremity	vol. 1, no. 1	TX0008355592	4/7/2017	3/1/2017	United States
Extremity	vol. 1, no. 2	TX0008411579	7/31/2017	4/5/2017	United States
Extremity	vol. 1, no. 3	TX0008411580	7/31/2017	5/3/2017	United States
Extremity	vol. 1, no. 4	TX0008411581	7/31/2017	6/7/2017	United States
Extremity	vol. 1, no. 5	TX0008411582	7/31/2017	7/5/2017	United States
Extremity	vol. 1, no. 6	TX0008551038	11/7/2017	8/2/2017	United States
Extremity	vol. 1, no. 7	TX0008549797	11/7/2017	10/4/2017	United States
Extremity	vol. 1, no. 8	TX0008550954	12/28/2017	11/1/2017	United States
Extremity	vol. 1, no. 9	TX0008550913	12/28/2017	12/6/2017	United States
Extremity	vol. 1, no. 10			1/3/2018	
Extremity	vol. 1, no. 11			2/7/2018	
Extremity	vol. 1, no. 12			3/7/2018	
Gasolina	vol. 1, no. 1	TX0008549807	11/7/2017	9/20/2017	United States
Gasolina	vol. 1, no. 2	TX0008549808	11/7/2017	10/25/2017	United States
Gasolina	vol. 1, no. 3	TX0008550917	12/28/2017	11/22/2017	United States

Gasolina	vol. 1, no. 4			12/27/2017	
Gasolina	vol. 1, no. 5			1/24/2018	
Gasolina	vol. 1, no. 6			2/28/2018	
Gasolina	vol. 1, no. 7	TX0008647852	8/22/2018	4/25/2018	United States
Gasolina	vol. 1, no. 8	TX0008647848	8/22/2018	5/23/2018	United States
Gasolina	vol. 1, no. 9	TX0008652090	8/22/2018	6/27/2018	United States
Gasolina	vol. 1, no. 10	TX0008739081	4/25/2019	7/25/2018	United States
Gasolina	vol. 1, no. 11	TX0008737261	4/25/2019	8/22/2018	United States
Gasolina	vol. 1, no. 12	TX0008737256	4/25/2019	9/26/2018	United States
Gasolina	vol. 1, no. 13	TX0008737247	4/25/2019	12/5/2018	United States
Gasolina	vol. 1, no. 14	TX0008737236	4/25/2019	1/2/2019	United States
Gasolina	vol. 1, no. 15	TX0008739088	4/25/2019	2/6/2019	United States
Gasolina	vol. 1, no. 16	TX0008739097	4/25/2019	3/6/2019	United States
Gasolina	vol. 1, no. 17	TX0008780927	7/24/2019	4/3/2019	United States
Gasolina	vol. 1, no. 18	TX0008781351	7/24/2019	5/22/2019	United States
Ghosted	vol. 1, no. 1	TX0007731402	8/8/2013	7/10/2013	United States
Ghosted	vol. 1, no.2	TX0007743444	8/30/2013	8/14/2013	United States
Ghosted	vol. 1, no. 3	TX0007756159	11/4/2013	9/11/2013	United States
Ghosted	vol. 1, no. 4	TX0007756162	11/4/2013	10/9/2013	United States
Ghosted	vol. 1, no. 5	TX0007794938	1/9/2014	11/6/2013	United States
Ghosted	vol. 1, no. 6	TX0007804524	2/17/2014	1/15/2014	United States

Ghosted	vol. 1, no. 7	TX0007814992	3/5/2014	2/19/2014	United States
Ghosted	vol. 1, no. 8	TX0007844524	4/17/2014	3/19/2014	United States
Ghosted	vol. 1, no. 9	TX0007851348	5/21/2014	4/23/2014	United States
Ghosted	vol. 1, no. 10	TX0007854246	5/30/2014	5/21/2014	United States
Ghosted	vol. 1, no. 11	TX0007983078	1/28/2015	7/9/2014	United States
Ghosted	vol. 1, no. 12	TX0007914697	8/28/2014	8/13/2014	United States
Ghosted	vol. 1, no. 13	TX0007952224	12/11/2014	9/10/2014	United States
Ghosted	vol. 1, no. 14	TX0007979961	1/15/2015	10/1/2014	United States
Ghosted	vol. 1, no. 14	TX0007980767	2/2/2015	10/8/2014	United States
Ghosted	vol. 1, no. 15	TX0008081957	8/24/2015	11/12/2014	United States
Ghosted	vol. 1, no. 16	TX0008081956	8/24/2015	1/14/2015	United States
Ghosted	vol. 1, no. 17	TX0008054845	6/26/2015	2/11/2015	United States
Ghosted	vol. 1, no. 18			3/11/2015	United States
Ghosted	vol. 1, no. 19			4/15/2015	United States
Ghosted	vol. 1, no. 20			5/20/2019	United States
Green Valley	vol. 1, no. 1	TX0008340523	11/22/2016	10/5/2016	United States
Green Valley	vol. 1, no. 2	TX0008340521	11/22/2016	11/9/2016	United States
Green Valley	vol. 1, no. 3	TX0008355541	4/7/2017	12/14/2016	United States
Green Valley	vol. 1, no. 4	TX0008355540	4/7/2017	1/11/2017	United States
Green Valley	vol. 1, no. 5	TX0008355537	4/7/2017	2/8/2017	United States
Green Valley	vol. 1, no. 6	TX0008355534	4/7/2017	3/8/2017	United States

Green Valley	vol. 1, no. 7	TX0008737324	4/25/2019	4/12/2017	United States
Green Valley	vol. 1, no. 8	TX0008737318	4/25/2019	5/10/2017	United States
Green Valley	vol. 1, no. 9			6/14/2017	
Guarding the Globe	vol. 1, no. 1	TX0007590153	9/5/2012	9/5/2012	
Guarding the Globe	vol. 1, no. 2	TX0007590157	9/5/2012	10/3/2012	
Guarding the Globe	vol. 1, no. 3	TX0007804539	2/17/2014	11/7/2012	United States
Guarding the Globe	vol. 1, no. 4	TX0007804536	2/17/2014	12/5/2012	United States
Guarding the Globe	vol. 1, no. 5	TX0007804534	2/17/2014	1/2/2013	United States
Guarding the Globe	vol. 1, no. 6	TX0007804551	2/17/2014	2/6/2013	United States
Hardcore	vol. 1, no. 1	TX0008640018	8/9/2018	5/16/2012	United States
Hardcore	vol. 1, no. 2	TX0008741471	4/25/2019	1/23/2019	United States
Hardcore	vol. 1, no. 3	TX0008741470	4/25/2019	2/27/2019	United States
Hardcore	vol. 1, no. 4	TX0008741468	4/25/2019	3/27/2019	United States
Hardcore	vol. 1, no. 5	TX0008780933	7/24/2019	4/24/2019	United States
Hardcore: Reloaded	vol. 1, no. 1	TX0008968822	2/7/2020	12/18/2019	United States
Hardcore: Reloaded	vol. 1, no. 2			1/22/2020	United States
Hardcore: Reloaded	vol. 1, no. 3			2/19/2020	United States
Hardcore: Reloaded	vol. 1, no. 4			3/18/2020	United States
Hardcore: Reloaded	vol. 1, no. 5			6/17/2020	United States
Hardcore; series of comic books/graphic novels	N/A	V9963D533	10/31/2018	10/8/2018	United States

Heart Attack	vol. 1, no. 1	TX0008968820	2/7/2020	11/20/2019	United States
Heart Attack	vol. 1, no. 2	TX0008968569	2/7/2020	12/18/2019	United States
Heart Attack	vol. 1, no. 3	Case #: 1-15071698125		1/22/2020	United States
Heart Attack	vol. 1, no. 4	Case #: 1-15071698125		2/26/2020	United States
Heart Attack	vol. 1, no. 5	Case #: 1-15071698125		3/25/2020	United States
Heart Attack	vol. 1, no. 6	Case #: 1-15071698247		6/17/2020	United States
Horizon	vol. 1, no. 1	TX0008233056	8/10/2016	7/13/2016	United States
Horizon	vol. 1, no. 10	TX0008411564	7/31/2017	4/19/2017	United States
Horizon	vol. 1, no. 11	TX0008411565	7/31/2017	5/17/2017	United States
Horizon	vol. 1, no. 12	TX0008411566	7/31/2017	6/21/2017	United States
Horizon	vol. 1, no. 13	TX0008551046	11/7/2017	8/16/2017	United States
Horizon	vol. 1, no. 14	TX0008549790	11/7/2017	9/20/2017	United States
Horizon	vol. 1, no. 15	TX0008549775	11/7/2017	10/18/2017	United States
Horizon	vol. 1, no. 16	TX0008550922	12/28/2017	11/15/2017	United States
Horizon	vol. 1, no. 17	TX0008550926	12/28/2017	12/20/2017	United States
Horizon	vol. 1, no. 2	TX0008340547	11/22/2016	8/17/2016	United States
Horizon	vol. 1, no. 3	TX0008340548	11/22/2016	9/21/2016	United States
Horizon	vol. 1, no. 4	TX0008340549	11/22/2016	10/19/2016	United States
Horizon	vol. 1, no. 5	TX0008340524	11/22/2016	11/16/2016	United States
Horizon	vol. 1, no. 6	TX0008355550	4/7/2017	12/21/2016	United States

Horizon	vol. 1, no. 7	TX0008355549	4/7/2017	1/18/2017	United States
Horizon	vol. 1, no. 8	TX0008355546	4/7/2017	2/15/2017	United States
Horizon	vol. 1, no. 9	TX0008355544	4/7/2017	3/15/2017	United States
Horizon	vol. 1, no. 18			2/21/2018	United States
I Hate This Place	vol. 1, no. 1			5/18/2022	United States
I Hate This Place	vol. 1, no. 2			6/22/2022	United States
I Hate This Place	vol. 1, no. 3			7/27/2022	United States
I Hate This Place	vol. 1, no. 4			8/24/2022	United States
I Hate This Place	vol. 1, no. 5			9/28/2022	United States
I Hate This Place	vol. 1, no. 6			3/1/2023	United States
I Hate This Place	vol. 1, no. 7			4/5/2023	United States
I Hate This Place	vol 1, no. 8			5/3/2023	United States
I Hate This Place	vol. 1, no. 9			6/7/2023	United States
I Hate This Place	vol. 1, no. 10			7/5/2023	United States
Kill The Minotaur	vol. 1, no. 1	TX0008411569	7/31/2017	6/14/2017	United States
Kill The Minotaur	vol. 1, no. 2	TX0008411570	7/31/2017	7/19/2017	United States
Kill The Minotaur	vol. 1, no. 3	TX0008549787	11/7/2017	8/16/2017	United States
Kill The Minotaur	vol. 1, no. 4	TX0008526175	11/7/2017	9/20/2017	United States
Kill The Minotaur	vol. 1, no. 5	TX0008551054	11/7/2017	10/18/2017	United States
Kill the Minotaur	vol. 1, no. 6	TX0008550941	12/28/2017	11/15/2017	United States
Manifest Destiny	vol. 1, no. 1	TX0007794930	1/9/2014	11/13/2013	United States

Manifest Destiny	vol. 1, no. 2	TX0007804520	2/17/2014	12/11/2013	United States
Manifest Destiny	vol. 1, no. 3	TX0007804527	2/17/2014	1/8/2014	United States
Manifest Destiny	vol. 1, no. 4	TX0007804950	2/19/2014	2/12/2014	United States
Manifest Destiny	vol. 1, no. 5	TX0007822467	3/14/2014	3/12/2014	United States
Manifest Destiny	vol. 1, no. 6	TX0007844518	4/17/2014	4/9/2014	United States
Manifest Destiny	vol. 1, no. 7	TX0007899278	8/11/2014	6/11/2014	United States
Manifest Destiny	vol. 1, no. 8	TX0007914700	8/28/2014	7/16/2014	United States
Manifest Destiny	vol. 1, no. 8	TX0007983852	1/28/2015	7/16/2014	United States
Manifest Destiny	vol. 1, no. 9	TX0007952199	12/11/2014	8/20/2014	United States
Manifest Destiny	vol. 1, no. 10	TX0007983906	1/27/2015	9/17/2014	United States
Manifest Destiny	vol. 1, no. 11	TX0007979973	1/15/2015	9/15/2014	United States
Manifest Destiny	vol. 1, no. 12	TX0007984007	1/27/2015	12/17/2014	United States
Manifest Destiny	vol. 1, no. 13	TX0008054846	6/26/2015	2/18/2015	United States
Manifest Destiny	vol. 1, no. 14	TX0008054873	6/26/2015	4/22/2015	United States
Manifest Destiny	vol. 1, no. 15	TX0008081986	8/24/2015	6/17/2015	United States
Manifest Destiny	vol. 1, no. 16	TX0008081989	8/24/2015	8/19/2015	United States
Manifest Destiny	vol. 1, no. 17	TX0008557797	12/11/2015	9/16/2015	United States
Manifest Destiny	vol. 1, no. 17	TX0008355620	4/7/2017	9/16/2015	United States
Manifest Destiny	vol. 1, no. 18	TX0008171272	12/11/2015	10/28/2015	United States
Manifest Destiny	vol. 1, no. 19	TX0008315034	8/15/2016	5/18/2016	United States
Manifest Destiny	vol. 1, no. 20	TX0008315038	8/15/2016	6/15/2016	United States

Manifest Destiny	vol. 1, no. 21	TX0008315048	8/15/2016	7/20/2016	United States
Manifest Destiny	vol. 1, no. 22	TX0008340541	11/22/2016	8/17/2016	United States
Manifest Destiny	vol. 1, no. 23	TX0008340542	11/22/2016	9/21/2016	United States
Manifest Destiny	vol. 1, no. 24	TX0008340544	11/22/2016	10/19/2016	United States
Manifest Destiny	vol. 1, no. 25	TX0008355619	4/7/2017	1/18/2017	United States
Manifest Destiny	vol. 1, no. 26	TX0008355618	4/7/2017	2/15/2017	United States
Manifest Destiny	vol. 1, no. 27	TX0008355616	4/7/2017	3/15/2017	United States
Manifest Destiny	vol. 1, no. 28	TX0008411575	7/31/2017	5/3/2017	United States
Manifest Destiny	vol. 1, no. 29	TX0008411576	7/31/2017	6/14/2017	United States
Manifest Destiny	vol. 1, no. 30	TX0008551041	11/7/2017	8/9/2017	United States
Manifest Destiny	vol. 1, no. 31	TX0008551049	11/7/2017	10/4/2017	United States
Manifest Destiny	vol. 1, no. 32	TX0008550949	12/28/2017	11/29/2017	United States
Manifest Destiny	vol. 1, no. 33			1/24/2018	United States
Manifest Destiny	vol. 1, no. 34			3/28/2018	United States
Manifest Destiny	vol. 1, no. 35	TX0008647854	8/22/2018	5/23/2018	United States
Manifest Destiny	vol. 1, no. 36			8/15/2018	United States
Manifest Destiny	vol. 1, no. 37	TX0008968597	2/7/2020	10/23/2019	United States
Manifest Destiny	vol. 1, no. 38	TX0008968600	2/7/2020	11/6/2019	United States
Manifest Destiny	vol. 1, no. 39	TX0008968628	2/7/2020	12/4/2019	United States
Manifest Destiny	vol. 1, no. 40			1/1/2020	United States
Manifest Destiny	vol. 1, no. 41			2/5/2020	United States

Manifest Destiny	vol. 1, no. 42			3/11/2020	United States
Manifest Destiny	vol. 1, no. 43			5/26/2021	United States
Manifest Destiny	vol. 1, no. 44			6/23/2021	United States
Manifest Destiny	vol. 1, no. 45			12/29/2021	United States
Manifest Destiny	vol. 1, no. 46			5/4/2022	United States
Manifest Destiny	vol. 1, no. 47			9/21/2022	United States
Manifest Destiny	vol. 1, no. 48			12/28/2022	United States
Murder Falcon	vol. 1, no. 1	TX0008741606	4/25/2019	10/10/2018	United States
Murder Falcon	vol. 1, no. 2	TX0008741603	4/25/2019	11/14/2018	United States
Murder Falcon	vol. 1, no. 3	TX0008741608	4/25/2019	12/12/2018	United States
Murder Falcon	vol. 1, no. 4	TX0008741609	4/25/2019	1/9/2019	United States
Murder Falcon	vol. 1, no. 5	TX0008741313	4/25/2019	2/13/2019	United States
Murder Falcon	vol. 1, no. 6	TX0008741316	4/25/2019	3/13/2019	United States
Murder Falcon	vol. 1, no. 7	TX0008785946	7/23/2019	4/10/2019	United States
Murder Falcon	vol. 1, no. 8	TX0008785940	7/23/2019	5/8/2019	United States
Murderer	vol. 1, no. 1	TX0008640004	8/9/2018	12/9/2009	United States
Outer Darkness	vol. 1, no. 1	TX0008738994	4/25/2019	11/7/2018	United States
Outer Darkness	vol. 1, no. 10	TX0008811797	10/25/2019	9/11/2019	United States
Outer Darkness	vol. 1, no. 11	TX0008968573	2/7/2020	10/9/2019	United States
Outer Darkness	vol. 1, no. 12	TX0008968572	2/7/2020	11/20/2019	United States
Outer Darkness	vol. 1, no. 2	TX0008738997	4/25/2019	12/12/2018	United States

Outer Darkness	vol. 1, no. 3	TX0008738999	4/25/2019	1/9/2019	United States
Outer Darkness	vol. 1, no. 4	TX0008739002	4/25/2019	2/13/2019	United States
Outer Darkness	vol. 1, no. 5	TX0008739006	4/25/2019	3/13/2019	United States
Outer Darkness	vol. 1, no. 8	TX0008811794	10/25/2019	7/10/2019	United States
Outer Darkness	vol. 1, no. 9	TX0008811716	10/25/2019	8/14/2019	United States
Outer Darkness /Chew	vol. 1, no. 1			3/4/2020	United States
Outer Darkness /Chew	vol. 1, no. 2			5/27/2020	United States
Outer Darkness /Chew	vol. 1, no. 3			6/24/2020	United States
Outpost Zero	vol. 1, no. 1	TX0008652064	8/22/2018	7/11/2018	United States
Outpost Zero	vol. 1, no. 10	TX0008809147	10/25/2019	7/19/2019	United States
Outpost Zero	vol. 1, no. 11	TX0008809156	10/25/2019	7/17/2019	United States
Outpost Zero	vol. 1, no. 12	TX0008811706	10/25/2019	8/21/2019	United States
Outpost Zero	vol. 1, no. 13	TX0008811710	10/25/2019	9/18/2019	United States
Outpost Zero	vol. 1, no. 14			12/18/2019	United States
Outpost Zero	vol. 1, no. 2	TX0008647957	8/22/2018	8/8/2018	United States
Outpost Zero	vol. 1, no. 3	TX0008741463	4/25/2019	9/5/2018	United States
Outpost Zero	vol. 1, no. 4	TX0008741361	4/25/2019	10/10/2018	United States
Outpost Zero	vol. 1, no. 5	TX0008741462	4/25/2019	12/19/2018	United States
Outpost Zero	vol. 1, no. 6	TX0008741351	4/25/2019	1/16/2019	United States
Outpost Zero	vol. 1, no. 7	TX0008741338	4/25/2019	2/20/2019	United States
Outpost Zero	vol. 1, no. 8	TX0008741327	4/25/2019	3/20/2019	United States

Outpost Zero	vol. 1, no. 9	TX0008785955	7/23/2019	4/17/2019	United States
Reaver	vol. 1, no. 1	TX0008809144	10/25/2019	7/10/2019	United States
Reaver	vol. 1, no. 2	TX0008807473	10/25/2019	8/14/2019	United States
Reaver	vol. 1, no. 3	TX0008811719	10/25/2019	9/11/2019	United States
Reaver	vol. 1, no. 4	TX0008968589	2/7/2020	10/9/2019	United States
Reaver	vol. 1, no. 5	TX0008968594	2/7/2020	11/13/2019	United States
Reaver	vol. 1, no. 6	TX0008968585	2/7/2020	12/11/2020	United States
Reaver	vol. 1, no. 7			3/11/2020	United States
Reaver	vol. 1, no. 8			6/3/2020	United States
Reaver	vol. 1, no. 9			7/1/2020	United States
Reaver	vol. 1, no. 10			8/5/2020	United States
Reaver	vol. 1, no. 11			9/9/2020	United States
Redneck	vol. 1, no. 1	TX0008411583	7/31/2017	4/19/2017	United States
Redneck	vol. 1, no. 2	TX0008411585	7/31/2017	5/24/2017	United States
Redneck	vol. 1, no. 3	TX0008411586	7/31/2017	6/28/2017	United States
Redneck	vol. 1, no. 4	TX0008411587	7/31/2017	7/26/2017	United States
Redneck	vol. 1, no. 5	TX0008549805	11/7/2017	8/23/2017	United States
Redneck	vol. 1, no. 6	TX0008549770	11/7/2017	9/27/2017	United States
Redneck	vol. 1, no. 7	TX0008549768	12/28/2017	11/22/2017	United States
Redneck	vol. 1, no. 8			12/27/2017	United States
Redneck	vol. 1, no. 9			1/24/2018	United States

Redneck	vol. 1, no. 10			2/28/2018	United States
Redneck	vol. 1, no. 11			3/28/2018	United States
Redneck	vol. 1, no. 12	TX0008647965	8/22/2018	4/25/2018	United States
Redneck	vol. 1, no. 13	TX0008647939	8/22/2018	7/25/2018	United States
Redneck	vol. 1, no. 14	TX0008738471	4/25/2019	8/22/2018	United States
Redneck	vol. 1, no. 15	TX0008738431	4/25/2019	9/28/2018	United States
Redneck	vol. 1, no. 16	TX0008738405	4/25/2019	10/24/2018	United States
Redneck	vol. 1, no. 17	TX0008738403	4/25/2019	11/28/2018	United States
Redneck	vol. 1, no. 18	TX0008738394	4/25/2019	1/2/2019	United States
Redneck	vol. 1, no. 19	TX0008780923	7/24/2019	4/24/2019	United States
Redneck	vol. 1, no. 20	TX0008781352	7/24/2019	5/22/2019	United States
Redneck	vol. 1, no. 21	TX0008781354	7/24/2019	6/26/2019	United States
Redneck	vol. 1, no. 22	TX0008811741	10/25/2019	7/24/2019	United States
Redneck	vol. 1, no. 23	TX0008811747	10/25/2019	9/4/2019	United States
Redneck	vol. 1, no. 24			10/9/2019	United States
Redneck	vol. 1, no. 25			1/29/2020	United States
Redneck	vol. 1, no. 26			2/26/2020	United States
Redneck	vol. 1, no. 27			6/24/2020	United States
Redneck	vol. 1, no. 28			10/14/2020	United States
Redneck	vol. 1, no. 29			12/23/2020	United States
Redneck	vol. 1, no. 30			2/24/2021	United States

Redneck	vol. 1, no. 31			12/1/2021	United States
Redneck	vol. 1, no. 32			2/9/2022	United States
Redneck; comic book series	N/A	V9957D788	4/17/2018	2/5/2018	United States
Resume with Monsters	N/A	PAu003891808	8/18/2017		United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 1			6/9/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 2			7/14/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 3			8/11/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 4			9/8/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 5			10/13/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 6			11/10/2021	United States
Skybound X	vol. 1, no. 1			7/7/2021	United States
Skybound X	vol. 1, no. 2			7/14/2021	United States
Skybound X	vol. 1, no. 3			7/21/2021	United States
Skybound X	vol. 1, no. 4			7/28/2021	United States
Skybound X	vol. 1, no. 5			8/4/2021	United States
Slots	vol. 1, no. 1	TX0008549801	11/7/2017	10/4/2017	United States
Slots	vol. 1, no. 2	TX0008550935	12/28/2017	11/8/2017	United States
Slots	vol. 1, no. 3	TX0008550938	12/28/2017	12/13/2017	United States
Slots	vol. 1, no. 4			1/10/2018	United States
Slots	vol. 1, no. 5			2/14/2018	United States

Slots	vol. 1, no. 6			3/14/2018	United States
Stealth	vol. 1, no. 1	TX0008640008	8/9/2018	5/5/2010	United States
Stealth	vol. 1, no. 1			3/11/2020	United States
Stealth	vol. 1, no. 2			6/10/2020	United States
Stealth	vol. 1, no. 3			7/8/2020	United States
Stealth	vol. 1, no. 4			8/12/2020	United States
Stealth	vol. 1, no. 5			9/9/2020	United States
Stealth	vol. 1, no. 6			10/14/2020	United States
Stellar	vol. 1, no. 1				
Stellar	vol. 1, no. 1	TX0008647843	8/22/2018	6/13/2018	United States
Stellar	vol. 1, no. 2	TX0008652088	8/22/2018	7/18/2018	United States
Stellar	vol. 1, no. 3	TX0008652057	8/22/2018	8/15/2018	United States
Stellar	vol. 1, no. 4	TX0008738482	4/25/2019	9/19/2018	United States
Stellar	vol. 1, no. 5	TX0008738481	4/25/2019	10/17/2018	United States
Stellar	vol. 1, no. 6	TX0008738476	4/25/2019	11/21/2018	United States
Stillwater	vol. 1, no. 1	Case #: 1-15071751704		9/16/2020	United States
Stillwater	vol. 1, no. 2	Case #: 1-15071751704		10/21/2020	United States
Stillwater	vol. 1, no. 3	Case #: 1-15071751704		11/18/2020	United States
Stillwater	vol. 1, no. 4	Case #: 1-15071752038		12/16/2020	United States
Stillwater	vol. 1, no. 5	Case #: 1-15071752038		1/20/2021	United States

Stillwater	vol. 1, no. 6	Case #: 1-15071752038		2/27/2021	United States
Stillwater	vol. 1, no. 7	Case #: 1-15073798242		5/19/2021	United States
Stillwater	vol. 1, no. 8	Case #: 1-15073798242		6/16/2021	United States
Stillwater	vol. 1, no. 9	Case #: 1-15073798242		8/4/2021	United States
Stillwater	vol. 1, no. 10	Case #: 1-15073798265		9/22/2021	United States
Stillwater	vol. 1, no. 11	Case #: 1-15073798265		11/10/2021	United States
Stillwater	vol. 1, no. 12	Case #: 1-15073798563		1/12/2022	United States
Stillwater	vol. 1, no. 13	Case #: 1-15071698588		5/25/2022	United States
Stillwater	vol. 1, no. 14	Case #: 1-15073798377		8/3/2022	United States
Stillwater	vol. 1, no. 15	Case #: 1-15073798377		9/28/2022	United States
Stillwater	vol. 1, no. 16	Case #: 1-15073798420		11/30/222	United States
Stillwater	vol. 1, no. 17	Case #: 1-15073798420		1/4/2023	United States
Stillwater	vol. 1, no. 18	Case #: 1-15071751681		4/5/2023	United States
Summoners War: Legacy	vol. 1, no. 1			4/28/2021	United States
Summoners War: Legacy	vol. 1, no. 2			5/26/2021	United States
Summoners War: Legacy	vol. 1, no. 3			6/23/2021	United States
Summoners War: Legacy	vol. 1, no. 4			7/28/2021	United States
Summoners War: Legacy	vol. 1, no. 5			8/25/2021	United States
Summoners War: Legacy	vol. 1, no. 6			9/22/2021	United States

Tech Jacket	vol. 1, no. 10	TX0008739018	4/25/2019	6/17/2015	United States
Thief of Thieves	vol. 1, no. 1	TX0007512036	3/27/2012	2/8/2012	United States
Thief of Thieves	vol. 1, no. 12	TX0007681753	4/22/2013	2/20/2013	United States
Thief of Thieves	vol. 1, no. 13	TX0007701253	5/20/2013	4/17/2013	United States
Thief of Thieves	vol. 1, no. 14	TX0007731398	8/8/2013	5/29/2013	United States
Thief of Thieves	vol. 1, no. 15	TX0007743423	8/30/2013	7/20/2013	United States
Thief of Thieves	vol. 1, no. 16	TX0008132807	12/10/2015	8/21/2013	United States
Thief of Thieves	vol. 1, no. 17	TX0007756164	11/4/2013	10/16/2013	United States
Thief of Thieves	vol. 1, no. 18	TX0007794932	1/9/2014	11/27/2013	United States
Thief of Thieves	vol. 1, no. 30	TX0008132806	12/10/2015	8/26/2015	United States
Thief of Thieves	vol. 1, no. 31	TX0008132805	12/10/2015	9/23/2015	United States
Thief of Thieves	vol. 1, no. 32	TX0008233058	8/10/2016	6/22/2016	United States
Thief of Thieves	vol. 1, no. 33	TX0008233062	8/10/2016	7/27/2016	United States
Thief of Thieves	vol. 1, no. 34	TX0008340535	11/22/2016	8/24/2016	United States
Thief of Thieves	vol. 1, no. 35	TX0008340536	11/22/2016	9/28/2016	United States
Thief of Thieves	vol. 1, no. 36	TX0008340538	11/22/2016	10/26/2016	United States
Thief of Thieves	vol. 1, no. 37	TX0008355573	4/7/2017	11/23/2016	United States
Thief of Thieves	vol. 1, no. 38	TX0008652074	8/22/2018	7/4/2018	United States
Thief of Thieves	vol. 1, no. 39	TX0008647942	8/22/2018	8/1/2018	United States
Thief of Thieves	vol. 1, no. 40	TX0008740186	4/25/2019	9/5/2018	United States
Thief of Thieves	vol. 1, no. 41	TX0008740179	4/25/2019	10/3/2018	United States

Thief of Thieves	vol. 1, no. 42	TX0008740178	4/25/2019	11/14/2018	United States
Thief of Thieves	vol. 1, no. 43	TX0008780946	7/24/2019	6/26/2019	United States
Thief of thieves / Reg. television program	N/A	V9936D095	7/8/2016	Date of Certification 7/72016	United States
Thief of thieves: issue: vol 1, no 26 & 3 other titles	N/A	V9930D991	12/10/2015	12/4/2015	United States
Thief of thieves: issue: vol 1, no 26 / Reg. TX8090926	vol. 1, no. 26	V9930D991	12/10/2015	12/4/2015	United States
Thief of thieves: issue: vol 1, no 27 / Reg. TX8090924	vol. 1, no. 27	V9930D991	12/10/2015	12/4/2015	United States
Thief of thieves: issue: vol 1, no 28 / Reg. TX8111530	vol. 1, no. 28	V9930D992	12/10/2015	12/5/2015	United States
Thief of thieves: issue: vol 1, no 29 / Reg. TX8111526	vol. 1, no. 29	V9930D991	12/10/2015	12/4/2015	United States
Thief of Thieves: issue: vol. 1., no. 1 & 17 / Reg. TX7512036	N/A	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 1 & 17 other titles	N/A	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 10 / Reg. TX7640545	vol. 1, no. 10	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 11 / Reg. TX7640555	vol. 1, no. 11	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 19 / Reg. TX7822457	vol. 1, no. 19	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 2 / Reg. TX7512035	vol. 1, no. 2	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 20 / Reg. TX7851358	vol. 1, no. 20	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 21 / Reg. TX7914955	vol. 1, no. 21	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 22 / Reg. TX7899270	vol. 1,no. 22	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 23 / Reg. TX7914695	vol. 1, no. 23	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 24 / Reg. TX7987095	vol. 1, no. 24	V9926D411	6/25/2015	6/23/2015	United States

Thief of Thieves: issue: vol. 1., no. 25 / Reg. TX7980768	vol. 1, no. 25	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 3 / Reg. TX7530687	vol. 1, no. 3	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 4 / Reg. TX7536462	vol. 1, no. 4	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 5 / Reg. TX7581547	vol. 1, no. 5	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 6 / Reg. TX7581541	vol. 1, no. 6	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 7 / Reg. TX7606384	vol. 1, no. 7	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 8 / Reg. TX7613912	vol. 1, no. 8	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 9 / Reg. TX7613920	vol. 1, no. 9	V9926D411	6/25/2015	6/23/2015	United States
Trover Saves the Universe	vol. 1, no. 1			8/4/2021	United States
Trover Saves the Universe	vol. 1, no. 2			9/8/2021	United States
Trover Saves the Universe	vol. 1, no. 3			10/13/2021	United States
Trover Saves the Universe	vol. 1, no. 4			11/10/2021	United States
Trover Saves the Universe	vol. 1, no. 5			12/8/2021	United States
Ultramega	vol. 1, no. 1			3/17/2021	United States
Ultramega	vol. 1, no. 2			4/21/2021	United States
Ultramega	vol. 1, no. 3			5/19/2021	United States
Ultramega	vol. 1, no. 4			6/16/2021	United States
Witch Doctor	vol. 1, no. 1	TX0007597641	9/27/2012	6/29/2011	United States
Witch Doctor	vol. 1, no. 1	TX0008112458	10/11/2011	6/29/2011	United States
Witch Doctor	vol. 1, no. 2	TX0008112458	10/11/2011	7/20/2011	United States

Witch Doctor	vol. 1, no. 2	TX0007597691	9/27/2012	7/1/2011	United States
Witch Doctor	vol. 1, no. 3	TX0007530679	4/24/2012	9/21/2011	United States
Witch Doctor	vol. 1, no. 4	TX0007530677	4/24/2012	11/2/2011	United States
Witch Doctor: Mal Practice	vol. 1, no. 1	TX0007640553	1/18/2013	11/28/2012	United States
Witch Doctor: Mal Practice	vol. 1, no. 2	TX0007700526	6/17/2013	12/19/2012	United States
Witch Doctor: Mal Practice	vol. 1, no. 3	TX0007700519	6/17/2013	1/23/2013	United States
Witch Doctor: Mal Practice	vol. 1, no. 4	TX0007700515	6/17/2013	2/27/2013	United States
Witch Doctor: Mal Practice	vol. 1, no. 5	TX0007731386	8/8/2013	3/27/2013	United States
Witch Doctor: Mal Practice	vol. 1, no. 6	TX0007731389	8/8/2013	4/24/2013	United States

Registered Domain Name:

https://www.skybound.com[2]

[2] This is the Operating Company's primary domain name.

EXHIBIT H

Investor Offering Page

(*See Attached*)

EARLY INVESTORS GET 10% BONUS UNITS UNTIL 7/9 | 44 Days | 09 Hrs | 52 Mins | 12 Secs

SKYBOUND

Opportunity | Business Model | Traction | Expansion | Perks | Team | FAQs | Discussion | INVEST N

AN ENTERTAINMENT COMPANY WITH A SUPERPOWER

Our world-class team creates compelling franchises with deeply loyal fan communities that keep coming back for more. We've already proven the model with iconic franchises like The Walking Dead and Invincible. Our audience has an insatiable appetite for the worlds we create, engaging with our content across every platform. They watch, play, listen, read, collect, and immerse themselves in everything we make. Now we're scaling that success across a growing pipeline of original IP.

✦ Revenue projected to **2x** from 2025 to 2026

✦ **$700M** current valuation

✦ **7K+** shareholders to date

INVEST NOW

$12.50	**$1,000***
Unit Price	Min. Investment

SEC Filings | Offering Circular | Investor Education



WE PARTNER WITH INDUSTRY LEADERS

XBOX | STEAM | FUJI TELEVISION | prime video | NETFLIX | Hasbro | EPIC GAMES | FORTNITE | UBISO

OPPORTUNITY

FRANCHISES BUILT TO GENERATE OUTSIZED

RETURNS

The most valuable entertainment companies in the world were built on one thing: owning IP that fans return to for decades. The proof is in the numbers.

01 Marvel

Now valued at approximately $54 billion, Marvel built value by owning its characters across film, TV, licensing, merchandise, and theme parks.

02 Star Wars

Part of a Disney portfolio now valued at $181.47 billion, Star Wars has grown into one of the most valuable entertainment properties ever created.

03 Pokémon

The highest-grossing media franchise in history, with lifetime value exceeding $115 billion. Built by owning IP across games, TV, cards, and merchandise.

BUSINESS MODEL

ONE STUDIO, THREE BIG ADVANTAGES

Skybound partners with the world's leading media platforms to adapt and distribute our IP while growing audiences. Once we scale our fanbase, we will introduce new monetization opportunities with gaming, merchandise, and licensing. We've been building our franchise value for nearly two decades, and now we are seeing the upside as we deliver for our audiences.



1

ORIGINAL IP STARTS HERE

Our IP starts in high-engagement formats like comics, podcasts, and publishing, where audience response helps shape our next breakout hit. We build fan loyalty early, double down on what resonates and scale the strongest stories across film, television, games, merchandise, and more.

Market context

Approximately $18 billion global comics market per year. Skybound is the third-largest independent publisher in the US. Source: Fortune Business Insights, 2026[1].

2

BRINGING STORIES TO THE SCREEN

Once we've identified audience signal, we partner with leading streaming and entertainment platforms like Amazon's Prime Video, Netflix and HBO to increase reach and bring our original IP to global audiences across film and television.

Market context

Approximately $215 billion global streaming market per year. Projected to reach $1 trillion combined TV and video by 2030. Source: Omdia, October 2025[2].

3

SCALING MONETIZATION THROUGH GAMES

Video games represent one of the most powerful ways to deepen fan engagement and expand franchise value. By the time our IP reaches this stage, audiences are already invested in the world, characters, and storylines, creating strong momentum across gaming, merchandise, collectibles, and live events.

Market context

Approximately $300 billion global games market per year, projected to reach $600 billion by 2030. Larger than film and streaming combined. Source: Grand View Research, January 2026[3].


SKYBOUND
Investor Deck
May 2026

GET ALL YOU NEED TO KNOW

Full growth trajectory, IP pipeline, and game roadmap.

Enter your email

DOWNLOAD DECK

OUR IP

FRANCHISES BUILT TO GROW

We tell stories that audiences stay obsessed with for years. Our flagship franchises The Walking Dead and Invincible have driven record-breaking engagement, critical acclaim, massive global fandoms and cultural staying power across entertainment. From best-selling comics and graphic novels to hit TV series, expanding game universes and all manner of

merchandise, our audiences keep coming back for more. That's the power of creating worlds fans never want to leave, and franchises designed to grow for decades to come.

INVINCIBLE

- **$450M+** in streaming revenue through Season 2
- **#1 Prime Video** debut three seasons running
- **100% Rotten Tomatoes** score, Seasons 2, 3, and 4
- **Renewed** through Season 5 on Prime Video
- **317B** total social media impressions
- **6.6B** TikTok views
- **Live action film** in development at Universal Pictures

THE WALKING DEAD

- **$10B+** in franchise revenue
- **#1** most watched cable show of all time (US)
- **1.3B+** Hours watched on Netflix in 2023 alone
- **$2B** generated worldwide through television
- **75** consecutive episodes with
- **10 million** or more viewers per episode
- **6** spinoff series produced
- **80 million** game units sold
- **$400M** in gross game revenue

TRACTION

NEARLY TWO DECADES OF SIGNIFICANT GROWTH

Skybound has built significant revenue growth across nearly two decades of franchise development. And 2026 is the biggest year in company history. The flagship franchises are growing, the games division is expanding, and the IP pipeline has never been deeper.


IMPACT WINTER
HEART ATTACK
TRANSFORMERS

2X

projected year-over-year revenue growth in 2026

2.5X

projected EBITDA growth vs. 2025

$700M

current valuation

250+

IP in our portfolio


INVINCIBLE

Each season outperforms the one before it. Season 4 received an unprecedented third-straight 100% Fresh rating on Rotten Tomatoes. A highly anticipated Season 5 is in production.


ENERGON
UNIVERSE

The Hasbro partnership has produced the #1 and #2 bestselling comics for three consecutive years with 6M+ copies sold, a growing revenue line beyond the flagship franchises.


INVINCIBLE VS

Invincible VS launched April 30. The first game where Skybound retains a majority of the economics. Day one sales tracked above every internal projection.

Forward-looking statements about our future plans and roadmap are based on current expectations and assumptions that involve risks and uncertainties. Actual results may differ materially from those expressed or implied, and we encourage potential investors to carefully consider the risks outlined in our offering documents before making an investment decision.

EXPANSION

SCALING MONETIZATION THROUGH GAMES

The games market is projected to rise from $300 to $600 billion by 2030. We launched the Invincible VS premium fighting game on April 30, 2026. You're investing in a company with two decades of proven franchise demand, right as Skybound enters the highest-margin stage of its business model.


INVINCIBLE VS

Invincible VS Momentum in 2026

1M UNIQUE PLAYERS TO-DATE

Tracking above management's projections

10 MILLION+

Organic YouTube views on the trailer

110 MILLION

Social media impressions across all channels

317 BILLION

Total Invincible social impressions.

CRITICS ARE RAVING

A beautifully realized adaptation that captures the show's visceral energy perfectly

– Well-Played

A must-play for Invincible fans

– GamesRadar+

Invincible VS is an easy game to pick u and fall in love with.

– MMORPG.com

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials unless explicitly stated.

ROADMAP

OUR NEXT HIT IS ALREADY IN MOTION

Every platform relationship, franchise milestone, and revenue line has prepared us for this moment.

2003 COMPLETE

The Walking Dead, created by Robert Kirkman, launches the franchise that redefines entertainment IP.

2010 COMPLETE

Skybound Founded and The Walking Dead becomes the most watched cable show of all time.

2012 COMPLETE

Telltale Game. 80M Units. $400M+ Gross. Skybound IP translates to premium gaming demand at scale.

2015 COMPLETE

Scopely's Walking Dead Road to Survival released — $500M+ in lifetime revenue, 100M+ downloads

2017 COMPLETE

Walking Dead airs its 100th episode; Telltale Games surpassed 40M units sold globally

2018 COMPLETE

Skybound Games launched

2019 COMPLETE

Series A opened and the company raised $23M at a $250M valuation to fuel growth

2021 COMPLETE

Invincible on Prime Video debuts #1. $450 million plus generated for Prime through Season 2.

2022 COMPLETE

$18M+ raised from 7,000+ investors on our RegA+ offering

2025 COMPLETE

Growth continues. Our Game development studio fully operational. Energon Universe becomes the #1 and #2 bestselling comics.

MAY 2026 NOW

Invincible VS successfully launched as the first game from our in-house development team. New investment opportunity opens. More announcements coming.

2027 AND BEYOND UPCOMING

250+ IP in library. The next franchise is already in development.


SKYBOUND
Investor Deck
May 2026

GET ALL YOU NEED TO KNOW

Full growth trajectory, IP pipeline, and game roadmap.

Enter your email

DOWNLOAD DECK

TESTIMONIALS

7000+

INVESTORS ARE ALREADY HERE

Over 7,000 investors have already backed Skybound, from first-time retail investors to shareholders who came back to increase their position. Here's what they're saying.

"I love the diversification of this brand. Collaborating with Fortnite is a big get."

- Mike C

Testimonials appearing on this page reflect the personal views of the individuals quoted as of the date given. These statements are provided for illustrative purposes only, are not representative of the views or experiences of all investors, and are not a guarantee of future performance, success, liquidity, or valuation. No cash or non-cash compensation was provided for these testimonials. Each quoted person is a current investor in the issuer.

INVESTOR PERKS

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**Existing investors who invest until July 9 receive both bonuses combined, for a total of 15% additional units at no extra cost.*

TEAM

A DEEP AND EXPERIENCED MANAGEMENT TEAM

Our heroes don't wear capes. Meet the creative minds driving our legendary business and franchises.

EXPERIENCE FROM

Activision Blizzard | Disney Television Animation | WB | EA | CBS | DC



DAVID ALPERT

Co-founder and CEO

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Alpert co-founded Skybound to offer a unique alternative to traditional entertainment pipelines, giving visionary storytellers both the creative freedom and the infrastructure to grow their audiences authentically across mediums. As CEO, he oversees operations, creative development, and strategic business initiatives, including sourcing and producing content around the world. His numerous producer credits include The Walking Dead and Invincible, two of the biggest shows of all time. Alpert was the winner of the 2021 Ernst & Young "Entrepreneur of the Year" award. He graduated with honors from Harvard University.



ROBERT KIRKMAN

Co-Chairman, Co-Founder, Creator

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Kirkman is best known for his Eisner Award-winning series The Walking Dead, a global phenomenon and the foundation for a massive franchise spanning critically acclaimed TV, video games, and merchandising. His work has inspired adaptations such as the Outcast series on Cinemax and Prime Video's mega-hit Invincible (which he oversees as co-showrunner). Kirkman's diverse comic portfolio includes the Energon Universe, Die!Die!Die!, Fire Power, Oblivion Song, and Negan Lives, highlighting his continued impact on bold storytelling across media.



JON GOLDMAN

Co-Chairman

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Goldman brings over three decades of experience in the video game industry to Skybound, where he focuses on corporate development and has been instrumental in securing funding through innovative approaches like Regulation A+, Kickstarter, and traditional venture capital investment. He was previously the founder, chairman and CEO of Foundation 9 Entertainment, recognized as one of the largest independent videogame developers in the world, creating games based on global brands including Star Wars, The Simpsons, and The Lord of the Rings. Goldman graduated Magna Cum Laude from Harvard.



Gregg Sulak



Ned Sherman



Jeff Chaiken



Lizzie Alberga



Rick Jacobs

CFO

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Sulak oversees financial and accounting activities for Skybound, including operations for its strategic partner and subsidiary, 5th Planet Games. With over 20 years of digital media experience at companies including Amazon's Wondery, Machinima and Warner Bros., he brings deep expertise in building both private and public businesses to Skybound with a history of leading teams through venture capital raises and strategic exits. Sulak holds a BA from UCLA and an MBA from Wharton.

Chief Business Affairs and Legal Officer

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Sherman holds strategic oversight across all legal and business affairs and works closely with creators and their intellectual properties to extend creator story IP to platforms, including comics, television, film, tabletop and video games, books, digital content, events, and beyond. Recognized as an industry trailblazer, Sherman is a sought-after expert in the digital and entertainment industries with 30 years of experience focused on dealmaking, legal issues, venture capital, growth strategies, and M&A.

Head of Corporate Development & Special Projects

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Chaiken holds more than three decades of experience in M&A, partnerships and strategy within the media & entertainment and technology sectors. Prior to Skybound, he was Head of Corporate Development and Strategy at Electronic Arts (EA) where he successfully expanded its Mobile, Sports, and Entertainment portfolios. Notable transactions include the acquisitions of Respawn Entertainment, the creators of Titanfall, Apex Legends, and Star Wars: Jedi & Fallen Order; and Codemasters' highly acclaimed racing portfolio.

Head of People and Performance

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Alberga is an expert on performance-focused business ecosystems. She founded Collective Gain, an executive coaching and leadership company that partnered with some of the nation's top brands to activate their talent and optimize team outcomes. In her role as the Head of People & Performance at Skybound she brings a people and profit-centered approach to HR that combines a deep understanding of business strategy with what ignites people to actualize their full potential.

Managing Partner, Linear Content

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Jacobs has been instrumental in developing some of Skybound's most recognized IP in exclusive partnerships with Sony Pictures Television, Universal Pictures, and Audible. His previous production and development projects include Netflix's hit series Locke & Key, SyFy's Wynonna Earp (People's Choice award winner for Best Syfy/Fantasy series of 2018 and 2020), Dirk Gently's Holistic Detective Agency, a co-production between BBC America and Netflix, Scare PewDiePie for YouTube Red, and feature films Mr. Right and Spare Parts.



Sean Mackiewicz

SVP, Publisher

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Mackiewicz is responsible for managing Skybound's award-winning comics publishing business. He's responsible for the catalogue of more than 60 original titles, including bestsellers *The Walking Dead* and *Invincible*. With experience honed at DC Comics and Image, Mackiewicz also leads the development of Skybound's hugely successful licensing partnerships with LEGO, Universal and Hasbro, including the smash hit *Energon Universe*, the Robert Kirkman-led shared universe combining Transformers and G.I. Joe.



Chris Paulson

EVP and General Manager, Skybound Games

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Paulson spent more than a decade at Activision Blizzard prior to joining Skybound to head up its growing games business. His career in games publishing has spanned more than a dozen smash hits, including record-breaking game launches for Diablo IV, which delivered $666 million in the first five days; Diablo Immortal, the biggest launch in the franchise history (10M installs in week 1); and World of Warcraft: Shadowlands, one of the fastest-selling PC games of all time.



Marge Dean

Head of Studio, Skybound Animation

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Dean leads Skybound's in-house animation studio, overseeing original content development including the critically acclaimed Invincible. A two-time Emmy-winner, Dean is a recognized leader in the global animation industry. Formerly the head of CrunchyRoll Studios, Dean is also known for her instrumental roles in building and revitalizing animation studios including Stoopid Buddy Stoodios (Robot Chicken) and Warner Bros. Animation (The Batman, Teen Titans, Scooby-Doo).



Glenn Geller

President, Television

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Gellar oversees several lines of Skybound's TV business, including live action, unscripted, and international. He previously held key positions at companies including Gansa|Gordon (Homeland) where he was responsible for the development of projects for straming, cable and broadcast; and CBS, where he oversaw and developed highly-acclaimed primetime shows including Jane the Virgin, Crazy Ex-Girlfriend, multiple Emmy-winning series Mom and The Good Wife, and televisions #1 franchise NCIS.



Dan Murray

Managing Partner, Interactive Games

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Murray oversees Skybound's robust video game business. He works closely with the industry's leading publishers, developers, and investors to extend Skybound's IP into mobile and console games. Prior to joining Skybound, Murray ran worldwide business development for Foundation 9 Entertainment, creating franchise-based video games on every major platform. During this tenure, he helped close over 60 major video game deals, including *Killer Instinct* and *Strider*.

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SKYBOUND

Sources

1. https://www.grandviewresearch.com/industry-analysis/video-game-market

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EXHIBIT I

Video Transcript

(*See Attached*)

Video Transcript

Audio	Video	On Screen Graphics / Text
DAVID ALPERT (VO): We're Skybound: the entertainment company with superpowers.	*Invincible*, *The Walking Dead*, *G.I. Joe*, *Transformers*, etc., culminating with a shot of ATOM EVE and INVINCIBLE soaring through the sky	
DAVID ALPERT (REVEAL): For nearly 2 decades, we've built one of the biggest independent studios in entertainment. We turn our stories into the comics, TV shows, and games the world can't stop talking about. We've proven the model with two of the biggest franchises of the last decade. Today, we own 250 original stories with the team and infrastructure ready to launch the next BIG hit. **JON GOLDMAN:** We're ready to scale our monetization with our OWN in-house game development. The gaming industry is exploding with a total addressable market valued at $600B, so we've taken our HIT IP Invincible and turned it into one of the most talked about Games of the year. As we enter the next phase of Skybound's growth. This is your chance to invest.	Skybound logo Existing footage of original IP, highlighting *The Walking Dead* and *Invincible* comics	Lower thirds: **David Alpert, Founder and CEO** **COMICS** **STREAMING** **GAMING** **250 ORIGINAL IPs** **THIS IS YOUR CHANCE TO INVEST**
JON GOLDMAN: As a Skybound shareholder, you're backing a team of hitmakers who		Lower thirds: **Jon Goldman, Co-Chairman**

know what it takes to build a scalable profitable business. DAVID ALPERT: Members of our team have come from the world's leading entertainment companies and have built For example, our chairman Jon Goldman built and sold one of the largest independent video game developers in the world. Chris Paulson launched record-breaking franchises at Activision Blizzard, Glenn Geller ran CBS Entertainment, and Marge Dean built animation studios at Warner Bros. and Crunchyroll. So it's safe to say our superhero exec team while they don't wear capes, can		
DAVID ALPERT: What makes our infrastructure different from every other studio's is that comics, tv & film, and games are all in our DNA. We create as fans but execute as professionals. It starts with comics and publishing. Comics allow us to test demand for a world. Every issue tells us what's resonating and where the opportunities are for expansion. By the time a property is ready for screens, we've proven the audience is there.	*Invincible* comics transitioning into comics	COMICS AND PUBLISHING $18B GLOBAL MARKET

NEED SHERMAN: **That's where streaming comes in.** We have development deals with Amazon, Netflix, HBO and other partners to help us increase reach and bring our original IP to global audiences across film and television, while we retain the rights for further expansion into areas like video games and merchandise.		Lower thirds: **Ned Sherman, Chief Business Affairs & Legal Officer** STREAMING AND FILMING
CHRIS PAULSON: Gaming is the largest entertainment market on the planet, bigger than film and streaming combined. By the time a Skybound IP hits screens, millions of fans are ready to dive further into those worlds. For years, we licensed them to third-party game developers. That's changing. With our in-house studio, Quarter Up, we built and published the first major game in the Invincible universe., Invincible VS. And that's just the beginning. We have plans to continue expanding our game capabilities so we can bring more great Skybound IP to players.	Assets of fans at conventions, cosplay, podcasts, social The Walking Dead Telltale gameplay footage Quarter Up logo *Invincible VS* gameplay, media coverage from PC Mag / GamesRadar / Digital Trends / Game Informer	Lower thirds: **Chris Paulson, EVP and General Manager of Games** VIDEO GAMES AND MERCHANDISE GAMING → **$299B MARKET** ***THE WALKING DEAD*** 80M UNITS $400M GROSS REVENUE
RICK JACOBS: We proved this model with *The Walking Dead*. A single comic built one of the most voracious fanbases in	The Walking Dead comic art / brand assets	Lower thirds: **Marge Dean, Head of Skybound Animation Studio**

entertainment history. That fanbase made *The Walking Dead* one of the most-watched cable shows of all time. The gaming franchise that followed sold over 80 million units MARGE DEAN: That was then. *Invincible* is where we are now. Each of *Invincible*'s four seasons on Prime Video has debuted at number one. And each has outperformed the last, gaining viewership every season.	*Invincible* key art and season stats on screen Rotten Tomatoes 100% score	
DAVID ALPERT: But *Invincible* is just one of the 250 original stories in our content library. Each one is has the potential to be a HUGE hit. That's what makes Skybound special. You're not investing in any single show or game. You're investing in the infrastructure that has already produced two of the biggest franchises of the last decade.	Library of comic covers and IP art	
JON GOLDMAN: We've almost two decades to building this model. Now we're ready to scale it even further. And you can own a piece of what comes next. DAVID ALPERT: Invest in the hit-makers. Invest in Skybound today.	*Invincible* key art, The Walking Dead comic art, Invincible VS gameplay, and comic library. CTA card / logo	INVEST TODAY